ORLEN

GK/AS/896/2007

07027327

SEC file: 82-5036

Płock, 2 October 2007

SEC MAIL PROCESSING
RECEIVED
OCT 04 2007
WASH, D.C. 186 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 52/2007 to 57/2007;
- Unconsolidated abbreviated financial statements for the half year period ended 30 June 2007 together with an independent auditor's review report.
- Consolidated financial statements for the half year period ended 30 June 2007 (Prepared in accordance with International Financial Reporting Standards together with an independent auditor's review report).

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Mr.Maj appointed to the MB
Released	16:46 23-Aug-07
Number	7337C

Regulatory announcement no 52/2007 dated 23 August 2007
Mr. Waldemar Maj has been appointed to the PKN ORLEN Management Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the Supervisory Board of PKN ORLEN, acting on the basis of par. 8, section 11, subsection 1, of the PKN ORLEN Articles of Association, during its meeting held on 23 August 2007, and following a motion from the President of the PKN ORLEN Management Board, has unanimously appointed Mr. Waldemar Maj to the position of Vice-President of the PKN ORLEN Management Board effective from 3 September 2007.

Mr. Waldemar Maj, age 51, is a graduate of the Faculty of Technical Physics and Applied Mathematics at Warsaw University of Technology. In 1989 he received a degree of doctor at the Institute of Physics of the Polish Academy of Sciences, and between 1994-1996 he gained a Master in Business Administration (MBA), specialization in finance, at the Harvard University, Graduate School of Business Administration, Boston, USA.

Professional experience of Mr. Waldemar Maj:

1981 – 1991	Tutor (from April 1991), Assistant at the Institute of Physics of the Polish Academy of Sciences (Polska Akademia Nauk),
1990 – 1991	Postdoctoral Fellow in Kamerling Onnes Laboratory, Leiden, Netherlands
1991 – 1994	Advisor of Minister at the Ministry of Finance,
1992 – 1994	President of the Management Board of the Foundation for Financial System Development,
1993 – 1994	Chairman of the Bank Gdanski SA Supervisory Board
1995 (summer)	Corporate Finance Summer Associate in the Union Bank of Switzerland, Zurich, Switzerland,
August 1996 – October 2000	Senior Investment Officer (Oil, Gas and Mining Department) in the International Finance Corporation (a member of the World Bank Group), Washington, USA,
November 2000 – June 2002	Senior Associate in McKinsey & Company, Warsaw, Poland,
July 2002 – April 2004	President of the Management Board (from June 2003), Member of the Management Board of DZ Bank Polska S.A., Warsaw
From April 2005	Vice-President of the Bank Gospodarki Zywnosciowej SA.

Mr. Waldemar Maj has declared that upon joining the Management Board of PKN ORLEN, he will not be involved in any activity that competes with PKN ORLEN; he will not be a partner of any competing company; and he will not be a member of any board of a competing incorporated company.
Mr. Waldemar Maj is not on the List of Insolvent Debtors kept on record on the National Court Register Act.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	KPMG as an auditor
Released	16:53 23-Aug-07
Number	7358C

Regulatory announcement no 53/2007 dated 23 August 2007
KPMG Sp. z o.o. has been appointed as a qualified auditor of consolidated and unconsolidated PKN ORLEN financial statements and financial statements of the key companies from PKN ORLEN Capital Group for years 2008 – 2009.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") announces that the PKN ORLEN Supervisory Board, in accordance with par. 8 item 11 point 5 of the Company's Articles of Association, at the meeting held on 23 August 2007, has appointed KPMG Audyt Sp. z o.o., headquartered in Warsaw, Chlodna 51 Street, Poland, as a qualified auditor of consolidated and unconsolidated PKN ORLEN financial statements and financial statements of the key companies from PKN ORLEN Capital Group for years 2008 – 2009.

KPMG Audyt Sp. z o.o. is entered under the number 428, onto the list of entities entitled to carry out the audit of financial statements, maintained by the National Council of Statutory Auditors.

KPMG Audyt Sp. z o.o., in accordance with the resolution of the PKN ORLEN Supervisory Board dated 21 January 2005, was appointed as an entity entitled to carry out the audit of financial statements of PKN ORLEN and consolidated financial statements of PKN ORLEN Capital Group for years 2005, 2006 and 2007, as well as to carry out the review of unconsolidated and consolidated quarterly and half-yearly financial statements of the Company and its Capital Group starting from the second quarter 2005 till the fourth quarter 2007.

See also: regulatory announcement no 12/2005 dated 21 January 2005.

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Company	Polski Koncern Naftowy Orlen S.A.	
TIDM	POKD	
Headline	ZA Anwil purchased bonds	
Released	16:00 30-Aug-07	
Number	0316D	

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 54/2007dated 30 August 2007

PKN ORLEN's subsidiary - ZA Anwil has purchased bonds issued by PKN ORLEN

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 23 July 2007 and on 23 August 2007 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A ("ZA Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The Bonds were purchased by ZA Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds were issued in two series, with the following issue conditions:
1. Series: ORLEN002 230807; value of the bond issue PLN 100,000,000, composed of 1,000 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 23 July 2007
- Redemption date: 23 August 2007
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99,605.50
and
2. Series: ORLEN003 280907 (rolled-over bond issue no ORLEN002 230807); value of the bond issue PLN 100,000,000, composed of 1,000 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 23 August 2007
- Redemption date: 28 September 2007
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99,537.20.

See also: regulatory announcement no 75/2006 dated 27 November 2006 and regulatory announcement no 13/2007 dated 20 February 2007.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	IKS Solino purchased bonds
Released	15:58 07-Sep-07
Number	5249D

Regulatory announcement no 55/2007 dated 7 September 2007

PKN ORLEN's subsidiary – IKS Solino – has purchased bonds issued by PKN ORLEN

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 7 September 2007 PKN ORLEN issued short term bonds to its subsidiary, Inowroclawskie Kopalnie Soli "Solino" S.A. ("IKS Solino"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by IKS Solino in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by IKS Solino were issued by PKN ORLEN in two series, with the following issue conditions:
1. Series: ORLEN004 071207; value of the bond issue PLN 15,000,000, composed of 150 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 7 September 2007
- Redemption date: 7 December 2007
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 98,749.40

and
2. Series: ORLEN005 081007; value of the bond issue PLN 5,000,000, composed of 50 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 7 September 2007
- Redemption date: 8 October 2007
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99,582.40.

See also: regulatory announcement no 75/2006 dated 27 November 2006 and regulatory announcement no 13/2007 dated 20 February 2007.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Financial calendar 2008
Released	16:10 21-Sep-07
Number	3050E

Regulatory announcement no 56/2007 dated 21 September 2007
Financial calendar for 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby publishes its financial calendar for 2008.

Unconsolidated financial reports, produced at quarterly and half-yearly will be published as a section within the consolidated financial report.

Quarterly reports

Q4 2007	-	28 February 2008
Q1 2008	-	15 May 2008
Q2 2008	-	13 August 2008
Q3 2008	-	13 November 2008

Half yearly report

H1 2008	-	25 September 2008

Annual statements

2007 annual statements will be produced as follows:

Unconsolidated	-	23 April 2008
Consolidated	-	23 April 2008

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of Petrom shares
Released	15:54 28-Sep-07
Number	7811E

Regulatory announcement no 57/2007 dated 28 September 2007
PKN ORLEN has signed an agreement with Siarkopol Gdansk S.A. on the sale of shares in Petromor Sp. z o.o.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that, on 28 September 2007, it signed an agreement ("Agreement") with Siarkopol Gdansk S.A. ("Siarkopol Gdansk"), headquartered in Gdansk, Poland, regarding the sale of shares in Petromor Sp.z.o.o., ("Petromor") also headquartered in Gdansk, Poland.

As a result of the Agreement, PKN ORLEN will sell to Siarkopol Gdansk 26 475 shares in Petromor ("Shares"), representing approximately 51.31% of the registered capital and approximately 51.31% of the total number of votes at the General Meeting of Shareholders of Petromor, with a par value of PLN 50 per share and a total nominal value of PLN 1 323 750, for a total price of PLN 970 000. Payment for the Shares will be transferred within 4 days from the day of signing the Agreement. The Petromor Shares will be transferred to Siarkopol Gdansk on the date of payment.

The registered capital of Petromor amounts to PLN 2 580 000 and is divided into 51 600 equal and indivisible shares with a par value of PLN 50 per share. The book value of the Shares in the PKN ORLEN books amounted to PLN 970 000 as of the day of signing the Agreement. After the settlement of the transaction PKN ORLEN will have no shares in the registered capital of Petromor.

The business activities of Petromor include a wide range of activities corresponding with the business interests of its pre-sale shareholders, i.e. the production of refining products, chemical products trading, storage and trans-shipment of goods in sea-ports. Since the end of 2005, Petromor has suspended its operating activities.

The business activities of Siarkopol Gdansk include storage, processing, trans-shipment and goods forwarding,and trading of fuel, metallic ores and industrial chemicals. Siarkopol Gdansk is a shareholder of Petromor and as a result of signing the Agreement it will hold 100% of the shares in Petromor.

Except in respect to the execution of the Agreement referred to above, and apart from normal business relations, no other relationship exists between PKN ORLEN, PKN ORLEN's managing or supervisory persons, and Siarkopol Gdansk.

As the Shares represent approximately 51.31% of the Petromor registered capital, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1H2007unconsolid.fin.statem.
Released	07:00 27-Sep-07
Number	5971E

Polski Koncern Naftowy ORLEN S.A. has announced its unconsolidated results for the first half 2007. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/5971e_-2007-9-27.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. website: www.orlen.pl .

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Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Unconsolidated abbreviated financial statements for the half year period ended 30 June 2007 together with an independent auditor's review report

PKN ORLEN SA
SEC File
82-5036

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	I half of 2007	I half of 2006	I half of 2007	I half of 2006
Data in respect of abbreviated financial statements				
I. Total sales revenues	19 161 560	15 158 938	4 978 839	3 938 819
II. Profit from operations	1 093 937	1 080 784	284 243	280 825
III. Profit before tax	1 660 817	1 589 289	431 538	412 953
IV. Net profit	1 450 797	1 400 836	376 967	363 986
V. Net cash provided by operating activities	665 988	85 848	173 047	22 306
VI. Net cash used in investing activities	(632 742)	(313 529)	(164 408)	(81 466)
VII. Net cash provided by financing activities	100 350	109 911	26 074	28 559
VIII. Net change in cash and cash equivalents	133 596	(117 770)	34 713	(30 601)
IX. Earnings and diluted earnings per ordinary share (in PLN/EUR)	3,39	3,28	0,88	0,85
	as of 30 June 2007	as of 31 December 2006	as of 30 June 2007	as of 31 December 2006
X. Non-current assets	19 345 060	18 996 554	5 137 039	5 044 494
XI. Current assets	10 825 486	8 474 447	2 874 684	2 250 371
XII. Total assets	30 170 546	27 471 001	8 011 723	7 294 865
XIII. Long-term liabilities	4 085 512	4 249 852	1 084 899	1 128 539
XIV. Short-term liabilities	9 587 542	8 211 563	2 545 951	2 180 563
XV. Equity	16 497 492	15 009 586	4 380 873	3 985 763
XV. Share capital *	1 057 635	1 057 635	280 853	280 853
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	38,57	35,09	10,24	9,32

* Share capital after revaluation in accordance with IAS 29

The above data for the I half year periods of 2007 and 2006 were translated into EUR by the following exchange rates:

– specific items of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 30 June 2007 – 3.7658 PLN/EUR,

– specific items of income statement and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 30 June 2007) – 3.8486 PLN / EUR

(all amounts in PLN thousand)

Introduction to abbreviated financial statements

1. Applied accounting principles, including valuation of assets and liabilities, measuring the financial result and methods of preparation of financial statements.

a) Format and the basis for preparation of abbreviated financial statements

The format, basis and scope of abbreviated financial statements were specified by the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities in paragraph § 87.4 -5 and by IAS 34 "Interim financial reporting".

According to the above quoted regulation, the issuer, who is a parent company is not obliged to prepare a separate half year report, providing that the abbreviated financial statements are included in the consolidated half year report, together with the auditor's review report concerning the abbreviated financial statements, comprising: balance sheet statement, income statement, statement of changes in shareholders equity, cash flow statement and abbreviated description notes, covering information and data which are material to properly assess the financial position and financial result of the issuer and were not included in the consolidated financial statements.

b) Accounting principles

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 par. 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory unconsolidated financial statements in accordance with IFRSs approved by the European Commission.

The financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale and investment properties stated at fair value.

The accounting principles in scope of exploration and exploitation of hydrocarbons were actualized as compared to the accounting principles published in the unconsolidated financial statements for 2006. Accounting principles applied by PKN ORLEN S.A. in the period covered by these financial statements were presented in the published consolidated financial statements for the first half of 2007.

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Note	30 June 2007 (unaudited)	31 December 2006
ASSETS			
Non-current assets			
Property, plant and equipment	1	7 926 190	8 001 116
Intangible assets	2	39 696	42 806
Long-term financial investments		33 890	32 652
Investment in associates		11 246 654	10 791 463
Loans granted		3 443	5 589
Perpetual usufruct of land		77 936	75 948
Other non-current assets	3	17 251	46 980
Total non-current assets		**19 345 060**	**18 996 554**
Current assets			
Inventory	4	5 335 329	4 515 736
Trade and other receivables	5	4 832 073	3 475 623
Income tax receivable		750	55 394
Short-term investments		11 626	-
Loans granted		52 219	3 387
Short-term prepayments	6	51 074	55 396
Cash and cash equivalents	7	440 354	307 315
Other financial assets	8	73 554	55 446
Non-current assets clasiffied as held for sale	9	28 507	6 150
Total current assets		**10 825 486**	**8 474 447**
Total assets		**30 170 546**	**27 471 001**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Equity			
Nominal share capital		534 636	534 636
Share capital revaluation adjustment		522 999	522 999
Share capital *		**1 057 635**	**1 057 635**
Nominal share premium		1 058 450	1 058 450
Share premium revaluation adjustment		168 803	168 803
Share premium		**1 227 253**	**1 227 253**
Hedging reserve		**60 556**	**23 447**
Retained earnings:		**14 152 048**	**12 701 251**
incl. net profit		1 450 797	2 199 876
Total equity		**16 497 492**	**15 009 586**
Long-term liabilities			
Interest-bearing loans and borrowings		3 331 413	3 495 630
Provisions	10	468 800	475 737
Deferred tax liabilities		261 616	228 199
Other long-term liabilities	11	23 683	50 286
Total long-term liabilities		**4 085 512**	**4 249 852**
Short-term liabilities			
Trade and other liabilities and accrued expenses	12	5 510 908	4 457 301
Provisions	10	592 069	604 812
Income tax liability		25 760	-
Interest-bearing loans and borrowings		3 456 038	3 139 842
Deferred income	13	1 042	1 081
Other short-term financial liabilities		1 725	8 527
Total short-term liabilities		**9 587 542**	**8 211 563**
Total liabilities and shareholders' equity		**30 170 546**	**27 471 001**

* share capital after revaluation in accordance with IAS 29

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Note	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Operating activities			
Net sale revenues			
Sales of finished goods		16 525 616	16 041 604
Excise tax and other charges		(5 351 010)	(4 480 421)
Revenues from sale of finished goods, net		11 174 606	11 561 183
Sales of merchandise and raw materials		8 741 970	3 887 111
Excise tax and other charges		(755 016)	(289 356)
Revenues from sale of merchandise and raw materials, net		7 986 954	3 597 755
Total sales revenues		**19 161 560**	**15 158 938**
Cost of finished goods sold		(9 326 332)	(9 723 336)
Cost of merchandise and raw materials sold		(7 634 325)	(3 345 478)
Cost of finished goods, merchandise and raw materials sold	15	(16 960 657)	(13 068 814)
Gross profit on sales		**2 200 903**	**2 090 124**
Distribution expenses		(752 108)	(726 715)
General and administrative expenses		(297 586)	(248 317)
Other operating revenues		75 919	62 775
Other operating expenses		(133 191)	(97 083)
Profit from operations		**1 093 937**	**1 080 784**
Financial revenues *		768 183	591 443
Financial expenses		(201 303)	(82 938)
Net financial revenues and expenses	16	**566 880**	**508 505**
Profit before tax		**1 660 817**	**1 589 289**
Income tax expense	17	(210 020)	(188 453)
Net profit		**1 450 797**	**1 400 836**
Basic and diluted earnings per share (per share in Polish Zloty) **		**3,39**	**3,28**

* including dividend from Polkomtel S.A. in the amount of PLN 202,315 thousand in the period of 6 months ended 30 June 2007 and PLN 461,270 thousand in the period of 6 months ended 30 June 2006
** in the period of 6 months ended 30 June 2007 and 30 June 2006 there was no additional shares issue

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Note	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Cash flows - operating activities			
Net profit		**1 450 797**	**1 400 836**
Adjustments for:			
Depreciation		438 830	440 397
Interest and dividend, net*		(425 580)	(516 830)
Income tax expense		210 020	188 453
Loss on investing activities		39 178	4 391
(Increase) in receivables	18	(1 140 490)	(986 900)
(Increase) in inventories		(819 593)	(733 082)
Increase in liabilities and accruals	18	1 129 978	500 232
(Decrease) in provisions	18	(28 384)	(49 486)
Other adjustments		(92 569)	70 684
Income tax paid		(96 199)	(232 847)
Net cash provided by operating activities		**665 988**	**85 848**
Cash flows - investing activities			
Acquisition of property, plant and equipment and intangible assets		(498 323)	(518 849)
Proceeds from the sale of property, plant and equipment		7 477	2 639
Proceeds from the sale of subsidiaries		-	4 720
Proceeds from the sale of shares in AWSA Holland		-	73 007
Acquisition of shares **		(485 509)	(33 587)
Interest and dividends received		369 133	45 811
Loans granted to related parties		(47 000)	-
Proceeds from repayment of loans granted to related parties		338	338
Proceeds from the acquisition of liabilities of the Unipetrol Group		36 951	113 367
Other		(15 809)	(975)
Net cash used in investing activities		**(632 742)**	**(313 529)**
Cash flow - financing activities			
Proceeds from long and short-term borrowings and loans		1 261 729	1 608 726
Debt securitities issued		750 000	-
Repayment of long and short-term borrowings and loans		(1 772 070)	(1 466 567)
Interest paid		(139 309)	(32 248)
Net cash provided by financing activities		**100 350**	**109 911**
Net change in cash and cash equivalents		**133 596**	**(117 770)**
Effect of exchange rate changes		(557)	(813)
Cash and cash equivalents, beginning of the period		**307 315**	**283 509**
Cash and cash equivalents, end of the period	7	**440 354**	**164 926**
incl. cash and cash equivalents not available for use		-	3 000

* including dividend from Polkomtel S.A. in the amount of PLN 202,315 thousand in the period of 6 months ended 30 June 2007 and PLN 461,270 thousand in the period of 6 months ended 30 June 2006
** including in the period of 6 months ended 30 June 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 472,310 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**23 447**	**12 701 251**	**15 009 586**
Net profit	-	-	-	-	-	1 450 797	1 450 797
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	65 628	-	65 628
Deferred tax on increase in cash flow hedge accounting	-	-	-	-	(12 469)	-	(12 469)
Decrease in cash flow hedge accounting due to settlement of Instruments	-	-	-	-	(19 815)	-	(19 815)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	3 765	-	3 765
30 June 2007 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**60 556**	**14 152 048**	**16 497 492**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 376**	**12 864 704**
Net profit	-	-	-	-	-	1 400 836	1 400 836
Decrease in cash flow hedge accounting due to valuation If Instruments	-	-	-	-	(41 405)	-	(41 405)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	7 868	-	7 868
30 June 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**44 903**	**11 902 212**	**14 232 003**

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 6 months ended 30 June 2007 and 30 June 2006

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Increase/(Decrease) in valuation of financial instruments, net	53 159	(33 537)
Profit/(Loss) recognized directly in equity	53 159	(33 537)
Net profit for the period	1 450 797	1 400 836
Profit recognized in current period and in equity, total	**1 503 956**	**1 367 299**

(all amounts in PLN thousand)

1. Property, plant and equipment

	30 June 2007 (unaudited)	31 December 2006
Land	247 708	239 516
Buildings and constructions	4 528 832	4 594 478
Machinery and equipment	2 379 247	2 564 605
Vehicles and other	190 873	217 656
Construction in progress	579 530	384 861
Total property, plant and equipment	**7 926 190**	**8 001 116**

Changes of property, plant and equipment by categories:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Gross book value						
1 January 2007	239 516	6 453 240	5 808 588	447 538	423 078	13 371 960
Increase	-	725	66	332	393 550	394 673
Reclassification *	9 134	114 666	52 510	7 970	(191 169)	(6 889)
Decrease	(942)	(17 309)	(18 694)	(17 094)	(6 882)	(60 921)
30 June 2007	**247 708**	**6 551 322**	**5 842 470**	**438 746**	**618 577**	**13 698 823**
1 January 2006	201 694	5 844 896	5 513 829	400 931	444 506	12 405 856
Increase	1	67	1 740	945	351 851	354 604
Reclassification **	18 918	263 615	153 765	53 510	(499 820)	(10 012)
Decrease	-	(6 866)	(4 739)	(19 051)	(5 978)	(36 634)
30 June 2006	**220 613**	**6 101 712**	**5 664 595**	**436 335**	**290 559**	**12 713 814**
Accumulated depreciation and impairment allowances						
1 January 2007	-	1 858 762	3 243 983	229 682	38 217	5 370 644
Depreciation	-	169 689	234 426	27 275	-	431 390
Other increases	-	469	17	-	-	486
Impairment allowances	-	4 473	1 200	(49)	830	6 454
Accumulated depreciation decrease due to liquidation and sale of property, plant and equipment and other decreases	-	(10 903)	(16 403)	(9 235)	-	(36 541)
30 June 2007	-	**2 022 490**	**3 463 223**	**247 873**	**39 047**	**5 772 633**
1 January 2006	-	1 545 354	2 788 844	222 532	40 568	4 597 298
Depreciation	-	169 640	243 316	20 462	-	433 418
Other increases	-	-	1 660	-	-	1 660
Impairment allowances	-	(2 621)	50	195	(755)	(3 131)
Accumulated depreciation decrease due to liquidation and sale of property, plant and equipment and other decreases	-	(3 509)	(3 838)	(18 921)	-	(26 268)
30 June 2006	-	**1 708 864**	**3 030 032**	**224 268**	**39 813**	**5 002 977**
Net book value						
1 January 2007	**239 516**	**4 594 478**	**2 564 605**	**217 656**	**384 861**	**8 001 116**
30 June 2007	**247 708**	**4 528 832**	**2 379 247**	**190 873**	**579 530**	**7 926 190**
1 January 2006	**201 694**	**4 299 542**	**2 724 985**	**178 399**	**403 938**	**7 808 558**
30 June 2006	**220 613**	**4 392 848**	**2 634 563**	**212 067**	**250 746**	**7 710 837**

* transfers from construction in progress to specific groups of property, plant and equipment of PLN 184,280 thousand, intangible assets of PLN 4,427 thousand and perpetual usufruct of land of PLN 2,462 thousand
** transfers from construction in progress to specific groups of property, plant and equipment of PLN 489,808 thousand, intangible assets of PLN 7,244 thousand and perpetual usufruct of land of PLN 2,768 thousand

(all amounts in PLN thousand)

2. Intangible assets

	30 June 2007 (unaudited)	31 December 2006
Acquired licenses, patents and similar intangible assets	39 696	42 211
Other	-	595
Total intangible assets	**39 696**	**42 806**

The changes of intangible assets were as follows:

	Acquired licenses, patents and similar intangible assets	Other	Total
Gross book value			
1 January 2007	201 466	8 983	210 449
Increase	26	1	27
Reclassification *	4 427	-	4 427
Decrease	(180)	(5 246)	(5 426)
30 June 2007	**205 739**	**3 738**	**209 477**
1 January 2006	174 209	5 040	179 249
Increase	3 171	1 517	4 688
Reclassification *	7 244	-	7 244
Decrease	(1 005)	(1 633)	(2 638)
30 June 2006	**183 619**	**4 924**	**188 543**
Accumulated depreciation and impairment allowances			
1 January 2007	159 255	8 388	167 643
Depreciation	6 967	-	6 967
Other increases	-	596	596
Accumulated depreciation decrease due to liquidation and sale of intangible assets and other decreases	(179)	(5 246)	(5 425)
30 June 2007	**166 043**	**3 738**	**169 781**
1 January 2006	145 111	5 038	150 149
Depreciation	6 617	2	6 619
Other increases	-	1 435	1 435
Accumulated depreciation decrease due to liquidation and sale of intangible assets and other decreases	(71)	(1 632)	(1 703)
30 June 2006	**151 657**	**4 843**	**156 500**
Net book value			
1 January 2007	**42 211**	**595**	**42 806**
30 June 2007	**39 696**	**-**	**39 696**
1 January 2006	**29 098**	**2**	**29 100**
30 June 2006	**31 962**	**81**	**32 043**

* transfers from construction in progress

(all amounts in PLN thousand)

3. Other non-current assets

	30 June 2007 (unaudited)	31 December 2006
Receivables due to payments to subsidiaries' equity	17 221	14 721
Receivables due to acquisition of liabilities of the Unipetrol Group	-	29 716
Receivables from sale of shares	-	2 500
Other	30	43
Total	**17 251**	**46 980**

4. Inventory

	30 June 2007 (unaudited)	31 December 2006
Raw materials	3 056 733	2 463 786
Work in progress	604 999	434 550
Finished goods	1 370 519	1 392 501
Merchandise	303 078	224 899
Total inventory	**5 335 329**	**4 515 736**

5. Trade and other receivables

	30 June 2007 (unaudited)	31 December 2006
Trade receivables	4 304 334	3 198 480
Excise tax and fuel charge receivables	179 468	215 777
Other taxation, duty and social security receivables	92 934	135 263
Receivables from sale of property, plant and equipment	259	2 233
Prepayments for construction in progress	56 290	57 657
Receivables due to acquisition of liabilities of the Unipetrol Group	-	7 820
Prepayments for delieveries	159 443	41 264
Dividend receivalbles	226 219	-
Other receivables	74 715	72 702
Total trade and other receivables, gross	**5 093 662**	3 731 196
Receivables allowances	(261 589)	(255 573)
Total trade and other receivables, net	**4 832 073**	**3 475 623**

Trade and other receivables allowances

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Receivables allowances, beginning of the period	255 573	232 623
Allowance made during the period	45 804	47 186
Allowance reversed during the period	(32 542)	(35 316)
Allowance used during the period	(7 246)	(5 165)
Receivables allowances, end of the period	**261 589**	**239 328**

(all amounts in PLN thousand)

6. Prepayments

	30 June 2007 (unaudited)	31 December 2006
Leases	16 994	16 556
Insurances	14 159	31 163
Payments due to perpetual usufruct of land	9 566	-
Other	10 355	7 677
Total	**51 074**	**55 396**

7. Cash and cash equivalents

	30 June 2007 (unaudited)	31 grudnia 2006
Cash on hand and in bank	374 332	228 891
Cash in transit	66 022	78 424
Total	**440 354**	**307 315**
incl. cash and cash equivalents not available for use	-	3 000

8. Other financial assets

	30 June 2007 (unaudited)	31 December 2006
Derivatives	27 059	18 205
Hedging instruments	46 495	37 241
Total	**73 554**	**55 446**

(all amounts in PLN thousand)

9. Non-current assets classified as held for sale

The following assets have been classified as non-current assets held for sale by PKN ORLEN S.A.:

	30 June 2007 (unaudited)	31 December 2006
Shares in NOM Sp. z o.o. [1]	22 209	-
Shares in Petrotel Sp. z o.o. [2]	6 150	6 150
Shares in Motell Sp. z o.o. [3]	148	-
Total	**28 507**	**6 150**

[1] As at 30 June 2007 PKN held 168,000 shares constituting 35% shares in the share capital of NOM Sp. z o.o. The company's activity includes rendering ground telecommunication services. Assets of NOM Sp. z o.o. at fair value have been classified as held for sale. The sale agreement was signed on 6 July 2007. Transaction settlement will be processed in the III quarter 2007

[2] As at 30 June 2007 PKN ORLEN held 6,150 shares constituting 75% shares in the share capital of Petrotel Sp z o.o. („Petrotel"). Shares in Petrotel have been classified as non-current assets held for sale, due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of PKN ORLEN has approved the sale plan for the asset. The offers received from potential buyers indicate that the fair value of shares would exceed its carrying amount increased by transaction costs.

[3] As at 30 June 2007 PKN held 350 shares of nominal value of PLN 2,000 each and total nominal value of PLN 700,000 constituting 35% shares in the share capital of Motell Sp. z o.o. The company's operations include gastronomic and hotel services as well as trade and service activities on patrol stations. Assets of Motell Sp. z o.o. at fair value have been classified as held for sale. The sale agreement was signed on 29 June 2007.

10. Provisions

Long-term provisions

	30 June 2007 (unaudited)	31 grudnia 2006
Land reclamation provision	251 591	252 177
Retirement benefits and jubilee bonuses	101 992	101 992
Business risk provision	3 800	3 800
Shield programmes provision	99 428	99 428
Other provisions	11 989	18 340
Total	**468 800**	**475 737**

Short-term provisions

	30 June 2007 (unaudited)	31 December 2006
Land reclamation provision	82 767	91 400
Retirement benefits and jubilee bonuses	14 241	14 241
Business risk provision	424 957	415 380
Shield programmes provision	15 663	24 492
Other provisions	54 441	59 299
Total	**592 069**	**604 812**

(all amounts in PLN thousand)

The changes in provisions in particular periods were as follows:

Change in long-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2007	252 177	101 992	3 800	99 428	18 340	475 737
Provision made during the period	-	-	-	-	-	-
Provision used during the period	-	-	-	-	-	-
Provision reversed during the period	(586)	-	-	-	(6 351)	(6 937)
30 June 2007	**251 591**	**101 992**	**3 800**	**99 428**	**11 989**	**468 800**

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	404 714	115 972	3 800	68 718	11 896	605 100
Provision made during the period	-	-	-	30 710*	-	30 710
Provision used during the period	-	-	-	-	-	-
Provision reversed during the period	-	-	-	-	-	-
30 June 2006	**404 714**	**115 972**	**3 800**	**99 428**	**11 896**	**635 810**

* shield programmes provision reclassified from short to long-term portion

Change in short-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2007	91 400	14 241	415 380	24 492	59 299	604 812
Provision made during the period	-	3 183	12 902	-	6 621	22 706
Provision used during the period	(8 633)	(3 183)	-	(2 629)	(11 479)	(25 924)
Provision reversed during the period	-	-	(3 325)	(6 200)	-	(9 525)
30 June 2007	**82 767**	**14 241**	**424 957**	**15 663**	**54 441**	**592 069**

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	46 350	9 143	361 727	130 500	26 752	574 472
Provision made during the period	-	3 217	-	-	-	3 217
Provision used during the period	(2 302)	(3 217)	(1 501)	(53 331)	(1 820)	(62 171)
Provision reversed during the period	-	-	-	(30 710)*	(17)	(30 727)
30 June 2006	**44 048**	**9 143**	**360 226**	**46 459**	**24 915**	**484 791**

* shield programmes provision reclassified from short to long-term portion

(all amounts in PLN thousand)

Long-term and short-term provisions, total

30 June 2007	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	251 591	101 992	3 800	99 428	11 989	468 800
Short-term provisions	82 767	14 241	424 957	15 663	54 441	592 069
Total	**334 358**	**116 233**	**428 757**	**115 091**	**66 430**	**1 060 869**

30 June 2006	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	404 714	115 972	3 800	99 428	11 896	635 810
Short-term provisions	44 048	9 143	360 226	46 459	24 915	484 791
Total	**448 762**	**125 115**	**364 026**	**145 887**	**36 811**	**1 120 601**

11. Other long-term liabilities

	30 June 2007 (unaudited)	31 December 2006
Liabilities due to payments to subsidiaries' equity	600	28 600
Finance lease liabilities	23 083	21 686
Total	**23 683**	**50 286**

12. Trade and other liabilities and accrued expenses

	30 June 2007 (unaudited)	31 December 2006
Trade liabilities	3 928 424	2 848 973
Liabilities due to acquisition of property, plant and equipment	231 395	337 204
Holiday pay accrual	18 188	15 269
Payroll liabilities	24	12 482
Loyalty programme VITAY	37 127	22 786
Excise tax and fuel charge liabilities	851 229	788 817
Other taxation, duty and social security liabilities	356 831	293 391
Other liabilities and accrued expenses	87 690	138 379
Total	**5 510 908**	**4 457 301**

13. Deferred income

	30 June 2007	31 December 2006
	(unaudited)	
Subventions	1 042	1 081
Total	**1 042**	**1 081**

(all amounts in PLN thousand)

14. Segment data

Revenues, expenses and financial result by business segments

	Refining Segment		Petrochemical Segment		Other operations		Adjustments		Total	
	6 months ended		6 months ended		6 months ended		6 months ended		6 months ended	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006
Sales to external customers	16 647 672	13 018 977	2 200 183	1 830 407	285 361	253 327			19 133 216	15 102 711
Transactions with other segments	2 921 007	2 688 002	1 378 552	1 395 047	414 307	389 493	(4 713 866)	(4 472 542)	-	-
Settlement of hedging transactions	11 607		16 737	56 227					28 344	56 227
Total sales revenues	19 580 286	15 706 979	3 595 472	3 281 681	699 668	642 820	(4 713 866)	(4 472 542)	19 161 560	15 158 938
Total operating expenses	(18 492 808)	(14 707 455)	(3 330 195)	(3 052 380)	(630 260)	(578 622)	4 713 866	4 472 542	(17 739 397)	(13 865 915)
Other operating revenues	52 401	37 311	961	15 447	8 014	2 642			61 376	55 400
Other operating expenses	(86 838)	(48 341)	(4 342)	(23 749)	(16 576)	(10 120)			(107 756)	(82 210)
Segment result	1 053 041	988 494	261 896	220 999	60 846	56 720	-	-	1 375 783	1 266 213
Unallocated revenues of the Company									14 543	7 375
Unallocated expenses of the Company									(296 389)	(192 804)
Profit from operations									1 093 937	1 080 784
Financial revenues									768 183	591 443
Financial expenses									(201 303)	(82 938)
Profit before tax									1 660 817	1 589 289
Income tax expense									(210 020)	(188 453)
Net profit									1 450 797	1 400 836

(all amounts in PLN thousand)

Other information by business segments

	Refining Segment		Petrochemical Segment		Other operations		Total	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Segment assets employed	13 638 446	11 662 388	2 712 857	2 835 803	1 295 818	1 261 219	17 647 121	15 759 410
Unallocated assets, incl.:							12 523 425	11 711 591
classified as held for sale *							28 507	6 150
Total assets							30 170 546	27 471 001
Segment liabilities	3 386 083	3 405 432	124 716	128 851	321 613	363 081	3 832 412	3 897 344
Unallocated liabilities							9 840 642	8 564 071
Total liabilities							13 673 054	12 461 415

* detailed information in Note 7

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Other operations		Total	
	6 months ended		6 months ended		6 months ended		6 months ended	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006
Cost incurred to acquire property, plant and equipment and intangible assets	265 015	257 340	32 535	45 536	53 939	39 985	351 489	342 861
Unallocated cost incurred to acquire property, plant and equipment and intangible assets							42 393	13 524
Total cost incurred to acquire property, plant and equipment and intangible assets							393 882	356 385
Segment depreciation	245 407	235 481	112 040	118 828	66 806	73 644	424 253	427 953
Depreciation of unallocated assets							14 577	12 444
Total depreciation							438 830	440 397
Non-cash expenses other than depreciation	51 866	44 523	2 519	12 419	10 182	19 196	64 567	76 138

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Other operations		Total	
	6 months ended		6 months ended		6 months ended		6 months ended	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006
Additions of impairment allowances	(43 042)	(22 912)	(2 518)	(12 419)	(7 544)	(4 403)	(53 104)	(39 734)
Unallocated allowances							(2 874)	(13 603)
Total additions of impairment allowances							(55 978)	(53 337)
Reversal of impairment allowances	33 511	28 256	655	11 499	5 859	2 145	40 025	41 900
Unallocated reversal of impairment allowances							1 550	8 153
Total reversal of impairment allowances							41 575	50 053

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Company's sales revenues by geographical segments for the I half of 2007 and I half 2006

	Total sales revenues by geographical area	
	6 months ended	
	30 June 2007	30 June 2006
Poland	12 617 970	11 957 379
Germany	277 253	223 962
Czech Republic	2 934 288	2 379 871
Baltic states (Lithuania, Latvia and Estonia)	2 877 468	1 892
Other countries	454 581	595 834
Total sales revenues by geographical area	**19 161 560**	**15 158 938**

(all amounts in PLN thousand)

15. Cost by kind

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Materials and energy	8 876 111	9 489 240
Cost of merchandise and materials sold	7 634 325	3 345 478
External services*	825 390	768 847
Payroll, social security and other employee benefits	316 636	265 826
Depreciation	438 830	440 397
Taxes and charges	123 697	119 471
Other	162 758	152 201
	18 377 747	**14 581 460**
Change in inventory and prepayments	(208 305)	(388 445)
Cost of products and services for own use	(25 900)	(52 086)
Operating cost	**18 143 542**	**14 140 929**
Distribution expenses	(752 108)	(726 715)
General and administrative expenses	(297 586)	(248 317)
Other operating expenses	(133 191)	(97 083)
Cost of finished goods, merchandise and raw materials sold	**16 960 657**	**13 068 814**

* including PLN 5,429 thousand in the first half of 2007 and PLN 3,427 thousand in the first half of 2006 of research and development cost

16. Net financial revenues and expenses

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Interest expense	(170 134)	(37 461)
Excess of positive foreign exchange differences	129 430	7 487
Interests revenues	18 968	14 690
Dividends received	594 134	551 286
Decrease in impairment allowances for receivables	3 353	3 594
Increase in impairment allowances for receivables	(7 691)	(7 525)
Other	(1 180)	(23 566)
Total	**566 880**	**508 505**

17. Income tax expense

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Current tax	(185 308)	(264 852)
Deferred tax	(24 712)	76 399
Total	**(210 020)**	**(188 453)**

(all amounts in PLN thousand)

18. Explanation of differences between changes in the balance sheet positions and changes presented in the cash flow statement

	I half 2007 (unaudited)	I half 2006 (unaudited)
Balance sheet change in other non-current assets and trade and other receivables	(1 326 721)	(1 395 667)
Change in dividend receivables	226 219	509 499
Change in receivables from contribution of shares	-	11 780
Change in acquired receivables from Unipetrol a.s. Group entities	(37 536)	(111 374)
Other	(2 452)	(1 138)
Change in receivables in the cash flow statement	(1 140 490)	(986 900)

	I half 2007 (unaudited)	I half 2006 (unaudited)
Balance sheet change in other long-term liabilities and trade and other liabilities and accrued expenses	1 027 004	337 042
Change in investment liabilities	105 809	162 796
Other	(2 835)	394
Change in liabilities and accrued expenses in the cash flow statement	1 129 978	500 232

	I half 2007 (unaudited)	I half 2006 (unaudited)
Balance sheet change in provisions	(19 680)	(58 971)
Change in deferred tax liabilities related to financial instruments	(8 704)	9 485
Change in provisions in the cash flow statement	(28 384)	(49 486)

(all amounts in PLN thousand)

"Other" in the unconsolidated cash flow statement

In the cash flow statement for the first half of 2007:

- other cash flows from operating activity amounted to PLN (92,569) thousand and consisted of the following:

Foreign exchange losses	(116 230)
Change in receivables/liabilities due to financial instruments	20 905
Change in prepayments and deferred income	2 756
Total	(92 569)

In the cash flow statement for the first half of 2006:

- other cash flows from operating activity amounted to PLN 70,684 thousand and consisted of the following:

Foreign exchange gains	58 062
Change in receivables/liabilities due to financial instruments	33 863
Change in prepayments and deferred income	(21 241)
Total	70 684

19. Other

These abbreviated unconsolidated financial statements were authorized by the Management Board in its seats on 25 September 2007.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Piotr Kownacki

....	....	....
Vice-President	Vice-President	Vice-President
Cezary Filipowicz	Wojciech Heydel	Waldemar Maj
....	....	....
Member of the Board	Member of the Board	Member of the Board
Dariusz Formela	Krystian Pater	Krzysztof Szwedowski

Płock, 25 September 2007

PKN ORLEN SA
SEC File
82-5036

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa
Poland

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
E-mail kpmg@kpmg.pl
Internet www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE ABBREVIATED INTERIM UNCONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. FOR THE PERIOD FROM 1 JANUARY 2007 TO 30 JUNE 2007

To the Shareholders of *PKN ORLEN S.A.*

Introduction

We have reviewed the accompanying abbreviated interim unconsolidated financial statements of PKN ORLEN S.A, with its registered office in Płock, 7 Chemików Street, that consist of the unconsolidated balance sheet as at 30 June 2007, with total assets and total liabilities and equity of PLN 30,170,546 thousand, the unconsolidated profit and loss account for the period from 1 January 2007 to 30 June 2007 with a net profit of PLN 1,450,797 thousand, the unconsolidated statement of changes in equity for the period from 1 January 2007 to 30 June 2007 with an increase in equity of PLN 1,487,906 thousand, the unconsolidated cash flow statement for the period from 1 January 2007 to 30 June 2007 with an increase in cash amounting to PLN 133,596 thousand and abbreviated explanatory notes.

Management of PKN ORLEN S.A. is responsible for the preparation and presentation of these abbreviated interim financial statements in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union and other applicable regulations. Our responsibility is to express a conclusion on these condensed interim financial statements, based on our review.

Scope of review

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements* issued by the Polish National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying abbreviated interim unconsolidated financial statements of PKN ORLEN S.A. are not prepared, in all material respects, in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union.

Certified Auditor No. 10268/7598
Monika Bartoszewicz

On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Board of Directors

Warsaw, 25 September 2007

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1H2007consolid.finan.statem.
Released	07:00 27-Sep-07
Number	5970E

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the first half 2007. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/5970e_-2007-9-27.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. website: www.orlen.pl .

END

Close

ORLEN

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Consolidated financial statements for the half year period ended 30 June 2007

Prepared in accordance with International Financial Reporting Standards together with an independent auditor's review report

PKN ORLEN SA
SEC File
82-5036

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated half-year report PSr 2007

(current year)

(in accordance with § 86 section 2 and § 87 section 4 of the Minister of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)
(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the half of the reporting year 2007, that is for the period from 1 January 2007 to 30 June 2007 which includes consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and abbreviated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN)

On 27 September 2007
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN (abbreviated name of the issuer)	**CHEMICAL (che)** (industrial sector in line with classification of Warsaw Stock Exchange)	
09-411 (zip code)	PŁOCK (location)	
CHEMIKÓW (street)		7 (number)
48 24 365 28 95 (telephone)	**48 24 365 40 40** (fax)	**media@orlen.pl** (e-mail)
774-00-01-454 (NIP)	**610188201** (REGON)	**www.orlen.pl** (www)

KPMG AUDYT SP. Z O.O.
(entity authorized to conduct audit)

POLSKI KONCERN NAFTOWY ORLEN S.A.
SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	I half of 2007	I half of 2006	I half of 2007	I half of 2006
Data in respect of consolidated financial statements				
I. Total sales revenues	29 626 521	24 875 187	7 698 000	6 463 438
II. Profit from operations	1 666 479	1 596 538	433 009	414 836
III. Profit before tax	1 693 037	1 593 738	439 910	414 109
IV. Net profit attributable to equity holders of the parent	1 159 215	1 217 940	301 204	316 463
V. Net cash provided by operating activities	1 908 637	1 127 097	495 929	292 859
VI. Net cash used in investing activities	(1 421 476)	(689 644)	(369 348)	(179 194)
VII. Net cash used in financing activities	(583 268)	(373 008)	(151 553)	(96 920)
VIII. Net change in cash and cash equivalents	(96 107)	64 445	(24 972)	16 745
	as of 30 June 2007	as of 31 December 2006	as of 30 June 2007	as of 31 December 2006
IX. Non-current assets	26 966 324	27 660 798	7 160 849	7 345 265
X. Current assets	18 900 531	17 758 286	5 018 995	4 715 674
XI. Total assets	45 866 855	45 419 084	12 179 844	12 060 939
XII. Long-term liabilities	8 547 047	8 958 143	2 269 650	2 378 815
XIII. Short-term liabilities	15 081 279	14 878 378	4 004 801	3 950 921
XIV. Equity	22 238 529	21 582 563	5 905 393	5 731 203
XV. Share capital *	1 057 635	1 057 635	280 853	280 853
XVI. Equity attributable to equity holders of the parent	19 535 495	18 850 940	5 187 608	5 005 826
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	51,99	50,46	13,81	13,40

* Share capital after revaluation in accordance with IAS 29

The above data for the I half year periods of 2007 and 2006 were translated into EUR by the following exchange rates:

– specific items of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 30 June 2007 – 3.7658 PLN/EUR,

– specific items of income statement and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 30 June 2007) – 3.8486 PLN / EUR

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Note	30 June 2007 (unaudited)	31 December 2006
ASSETS			
Non-current assets			
Property, plant and equipment	5	24 586 866	25 199 681
Intangible assets	7	497 602	619 783
Goodwill	8	140 184	143 704
Long-term financial investments	9	544 134	570 932
Investments in associates	10	620 239	716 303
Loans granted		20 709	5 272
Deferred tax assets	32	188 337	165 928
Investment property	6	32 758	34 925
Perpetual usufruct of land		91 597	87 722
Other non-current assets	11	245 898	116 548
Total non-current assets		**26 966 324**	**27 660 798**
Current assets			
Inventory	12	8 563 571	7 398 856
Trade and other receivables	13	6 769 725	6 293 672
Income tax receivable		37 962	253 041
Short-term investments	14	10 538	7 424
Short-term prepayments	15	149 735	121 358
Cash and cash equivalents	16	2 254 585	2 351 320
Other financial assets	17	78 806	302 007
Non-current assets clasiffied as held for sale	18	1 035 609	1 030 608
Total current assets		**18 900 531**	**17 758 286**
Total assets		**45 866 855**	**45 419 084**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Equity			
Nominal share capital	24	534 636	534 636
Share capital revaluation adjustment	24	522 999	522 999
Share capital *	24	**1 057 635**	**1 057 635**
Nominal share premium		1 058 450	1 058 450
Share premium revaluation adjustment	24	168 803	168 803
Share premium		**1 227 253**	**1 227 253**
Hedging reserve		56 473	8 506
Foreign exchange differences on subsidiaries from consolidation		(512 279)	22 003
Retained earnings:		17 706 413	16 535 543
incl. net profit atributable to equity holders of the parent		1 159 215	1 985 966
Total equity (attributed to equity holders of the parent)		**19 535 495**	**18 850 940**
Minority interest	25	2 703 034	2 731 623
Total equity		**22 238 529**	**21 582 563**
Long-term liabilities			
Interest-bearing loans and borrowings	19	5 910 344	6 211 193
Provisions	20	807 434	814 192
Deferred tax liabilities	32	1 700 321	1 765 761
Other long-term liabilities	21	128 948	166 997
Total long-term liabilities		**8 547 047**	**8 958 143**
Short-term liabilities			
Trade and other liabilities and accrued expenses	22	9 068 100	8 221 395
Provisions	20	691 374	734 027
Income tax liability		113 903	106 261
Interest-bearing loans and borrowings	19	4 137 752	4 277 912
Deferred Income	23	47 121	27 060
Other short-term financial liabilities		840 027	1 315 767
Liabilities related to non-current assets held for sale	18	183 002	195 956
Total short-term liabilities		**15 081 279**	**14 878 378**
Total liabilities and shareholders' equity		**45 866 855**	**45 419 084**

* Share capital after revaluation in accordance with IAS 29

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Note	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Operating activities			
Net sale revenues			
Sales of finished goods		29 420 065	24 035 951
Excise tax and other charges		(7 224 296)	(5 847 681)
Revenues from sale of finished goods, net		22 195 769	18 188 270
Sales of merchandise and raw materials		8 651 354	7 315 799
Excise tax and other charges		(1 220 602)	(628 882)
Revenues from sale of merchandise and raw materials, net		7 430 752	6 686 917
Total sales revenues		**29 626 521**	**24 875 187**
Cost of finished goods sold		(18 680 367)	(15 497 262)
Cost of merchandise and raw materials sold		(6 769 176)	(6 046 321)
Cost of finished goods, merchandise and raw materials sold	29	(25 449 543)	(21 543 583)
Gross profit on sales		**4 176 978**	**3 331 604**
Distribution expenses		(1 526 527)	(1 274 414)
General and administrative expenses		(766 612)	(538 483)
Other operating revenues	30	209 710	245 924
Other operating expenses	30	(427 070)	(169 373)
Profit on the sale of all or part of shares of related parties		-	1 280
Profit from operations		**1 666 479**	**1 596 538**
Financial revenues		269 607	224 761
Financial expenses		(366 681)	(326 746)
Net financial revenues and expenses	31	**(97 074)**	**(101 985)**
Share in profit from investments accounted for under equity method		123 632	99 185
Profit before tax		**1 693 037**	**1 593 738**
Income tax expense	32	(363 795)	(277 901)
Net profit		**1 329 242**	**1 315 837**
incl.			
Minority interest		170 027	97 897
Net profit attributable to equity holders of the parent		**1 159 215**	**1 217 940**

(all amounts in PLN thousand)

	Note	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Cash flows - operating activities			
Net profit		1 329 242	1 315 837
Adjustments for:			
Share in profit from investments accounted for under equity method		(123 632)	(99 185)
Depreciation		1 201 256	1 030 829
Interest and dividend, net		241 459	83 030
Income tax expense		363 795	277 901
Loss/(Profit) on investing activities		75 073	(52 741)
(Increase) in receivables		(663 227)	(1 123 563)
(Increase) in inventories	26	(1 286 584)	(600 352)
Increase in liabilities and accruals	26	1 123 398	593 265
(Decrease) in provisions	26	(60 252)	(61 130)
Other	26	(151 577)	76 719
Income tax paid		(140 314)	(313 513)
Net cash provided by operating activities		**1 908 637**	**1 127 097**
Cash flows - investing activities			
Acquisition of property, plant and equipment and intangible assets		(1 427 602)	(791 923)
Proceeds from the sale of property, plant and equipment and intangible assets		59 922	83 606
Proceeds from the sale of shares		6 775	80 428
Acquisition of shares *		(488 868)	(33 927)
Acquisition of short-term securities		(11 349)	(95 718)
Proceeds from the sale of short-term securities		251 142	56 038
Interest and dividends received		199 563	12 916
Loans (granted)/repaid		(16 613)	3 745
Other		5 554	(4 809)
Net cash used in investing activities		**(1 421 476)**	**(689 644)**
Cash flow - financing activities			
Proceeds from long and short-term borrowings and loans		2 974 107	4 088 184
Debt securitities issued		750 000	-
Repayment of long and short-term borrowings and loans		(3 891 939)	(4 360 018)
Repurchase of debt securities		(88 843)	-
Interest paid		(314 623)	(88 436)
Other		(11 970)	(12 738)
Net cash used in financing activities		**(583 268)**	**(373 008)**
Net change in cash and cash equivalents		**(96 107)**	**64 445**
Effect of exchange rate changes		(628)	(657)
Cash and cash equivalents, beginning of the period		**2 351 320**	**1 126 803**
Cash and cash equivalents, end of the period	16	**2 254 585**	**1 190 591**
incl. cash and cash equivalents not available for use		24 709	98 319

* including in the I half of 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 472,310 thousand

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2007	534 636	522 999	1 058 450	168 803	8 506	22 003	16 535 543	2 731 623	21 582 563
Net profit	-	-	-	-	-	-	1 159 215	170 027	1 329 242
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	74 656	-	-	-	74 656
Deferred tax on increase in cash flow hedge accounting	-	-	-	-	(14 185)	-	-	-	(14 185)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(19 078)	-	-	-	(19 078)
Deferred tax on decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	3 588	-	-	-	3 588
Increase in cash flow hedge accounting due to settlement of instruments	-	-	-	-	3 686	-	-	-	3 686
Deferred tax on increase in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(700)	-	-	-	(700)
Change of minority interest	-	-	-	-	-	-	11 655	(11 655)	-
Minority interest in dividend paid	-	-	-	-	-	-	-	(50 179)	(50 179)
Foreign exchange differences on consolidation	-	-	-	-	-	(534 282)	-	(136 782)	(671 064)
30 June 2007 (unaudited)	534 636	522 999	1 058 450	168 803	56 473	(512 279)	17 706 413	2 703 034	22 238 529

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2006	534 636	522 999	1 058 450	168 803	57 334	(156 014)	14 485 629	2 641 152	19 312 989
Net profit	-	-	-	-	-	-	1 217 940	97 897	1 315 837
Decrease in cash flow hedge accounting due to valuation of instruments	-	-	-	-	(35 738)	-	-	-	(35 738)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	6 555	-	-	-	6 555
Change of minority interest	-	-	-	-	-	-	-	(6 692)	(6 692)
Foreign exchange differences on consolidation	-	-	-	-	-	265 975	-	147 558	413 533
Other	-	-	-	-	-	-	347	-	347
30 June 2006 (unaudited)	534 636	522 999	1 058 450	168 803	28 151	109 961	15 703 916	2 879 915	21 006 831

The accompanying notes are an integral part of these consolidated financial statements

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 6 months ended 30 June 2007 and 30 June 2006

	for 6 months ended 30 June 2007	for 6 months ended 30 June 2006
	(unaudited)	(unaudited)
Increase/(Decrease) in valuation of financial instruments, net	60 471	(29 183)
Foreign exchange differences on subsidiaries from consolidation	(671 064)	413 533
Other	-	347
Profit/(loss) recognized directly in equity	(610 593)	384 697
Net profit for the period	1 329 242	1 315 837
Profit recognized in current period and in equity, total	**718 649**	**1 700 534**

PKN ORLEN SA
SEC File
82-5036

1. Principle activity of the group

The Parent Company of the Polski Koncern Naftowy ORLEN Capital Group ("Group", "Capital Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent"), seated in Plock , 7 Chemikow Street.

The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. in the District Court in Plock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spolka Akcyjna.

On 7 September 1999, Centrala Produktów Naftowych "CPN" Spolka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

According to the Articles of Association dated 22 November 2006, the Parent Company's activity includes:
- Processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products;
- Domestic and foreign trade on own account, on a commission and as a consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods;
- Research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by rail, by water and by pipeline;
- Storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations;
- Services connected to the principal activity, especially: land and sea reloading as well as refining of gas and oil including ethylization, dyeing and blending of components;
- Purchase, trade and processing of used lubricant oils and other chemical waste;
- Manufacturing, transportation and trade in electrical and heating energy;
- Overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation;
- Operation of petrol stations, bars, restaurants and hotels;
- Capital investment activities, in particular: purchasing and trade of shares and stakes in domestic and foreign trade;
- Providing services in respect of the clearance of electronic fuel cards;
- Crude oil exploration;
- Natural gas exploration.

The Capital Group consists among others of:
- The Capital Group of UNIPETROL a.s., operating in chemical sector in the Czech Republic, concentrating on activities related to crude oil processing, fuels distribution, fertilizers production and petrochemical production;
- The Capital Group of AB Mazeikiu Nafta ("Mazeikiu Group") operating in refinery sector in the Lithuanian Republic, concentrating on activities related to crude oil processing, fuels and oil-derivatives distribution;
- The Capital Group of Rafineria Trzebinia S.A., producing mainly fuels, lubricants, industrial oils and paraffin;
- The Capital Group of Rafineria Nafty Jedlicze S.A., producing motor fuels, oils and re-processing of used oils;
- The Capital Group of Anwil S.A., the major client for ethylene from the Parent Company, producing mainly nitric fertilizers and PVC;
- ORLEN Asfalt Sp. z o.o., producing and processing of crude oil refining products;
- A German company, ORLEN Deutshland AG, concentrated on liquid fuels trading;
- Inowroclawskie Kopalnie Soli "Solino" S.A., mining and processing of salt as well as storing crude oil and fuels;
- The Capital Group of SHIP-SERVICE S.A., ship servicing in sea harbors, loading and storing of goods;
- ORLEN Upstream Sp. z o.o., concentrated on obtaining the access to the crude oil resources;
- The Capital Group of ORLEN Holding Malta providing PKN ORLEN Group with insurance services in the area of property insurance;
- Companies engaged in trading and distribution of refinery products.

(all amounts in PLN thousand)

The Parent Company jointly controls:

- The Capital Group of Basell ORLEN Polyolefins Sp. z o.o. ("BOP"), producer and seller of polyolefins;
- Plocki Park Przemysłowo-Technologiczny, dealing with consulting, management and control in the area of economic activity, holding management and management as well as the purchase and sale of real estates on one's own account.

Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with the minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A.

As at 30 June 2007 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company's shares, the Polish State Treasury 10.20% and other shareholders owned 72.48% of the Company's shares.

The composition of the Management Board of PKN ORLEN S.A.

The composition of the Management Board of the Company as at 30 June 2007 was as follows:

Piotr Kownacki - President of the Management Board, Chief Executive Officer
Cezary Filipowicz – Vice-President of the Management Board, Upstream and Crude Trading
Wojciech Heydel - Vice-President of the Management Board, Sales
Paweł Szymański – Vice-President, Chief Financial Officer
Krystian Pater – Member of the Management Board, Production
Krzysztof Szwedowski- Member of the Management Board, Organization and Support Function

During the first half of 2007 the following changes in the Management Board of PKN ORLEN took place:

On 18 January 2007 the Supervisory Board of PKN ORLEN, with the majority of votes, dismissed Mr Igor Chalupiec from the position of the President of the Company's Management Board, effective from 18 January 2007. Mr. Igor Chalupec held position of the President of the Management Board from 1 October 2004.

At the same time, the Supervisory Board of PKN ORLEN appointed Mr. Piotr Kownacki, the Vice President of PKN ORLEN Management Board till that day, responsible for Audit and Regulations, to the position of the President of the Company's Management Board.

On 15 March 2007 the Supervisory Board of PKN ORLEN, with the majority of votes, dismissed Mr Jan Maciejewicz, on his request, from the position of the Vice-President of the Management Board of Cost Management as well as on request of the President of the Management Board, unanimously, Mr Cezary Smorszczewski from the position of the Vice-President of the Management Board of Capital Investment. Simultaneously, the Supervisory Board of PKN ORLEN, on request of the President of the Management Board, appointed Mr Krystian Pater to the Member of the Management Board of PKN ORLEN.

On 19 April 2007, on request of the President of the Management Board, the Supervisory Board of PKN ORLEN unanimously appointed Mr Paweł Szymański, the Member of the Management Board, to the position of the Vice President of the Management Board.

After 30 June 2007 the following changes in the Management Board of PKN ORLEN took place:

On 30 July 2007, on request of the President of the Management Board, the Supervisory Board of PKN ORLEN, with the majority of votes, dismissed Mr Paweł Szymański from the Position of the Vice President of the Management Board, Chief Financial Officer, effective from 30 July 2007. At the same time, on request of the President of the Management Board, the Supervisory Board of PKN ORLEN appointed Mr Dariusz Formela to the Member of the Management Board of the Company, effective from 30 July 2007.

On 23 August 2007, on request of the President of the Management Board, the Supervisory Board of PKN ORLEN unanimously appointed Mr Waldemar Maj to the position of the Vice President of PKN ORLEN, effective from 3 September 2007.

The Management Board of PKN ORLEN as at the day of publication of the financial statement is as follows:

Piotr Kownacki - President of the Management Board, Chief Executive Officer
Cezary Filipowicz – Vice-President of the Management Board of Upstream and Crude Trading
Wojciech Heydel - Vice-President of the Management Board, Sales
Waldemar Maj - Vice-President of the Management Board, Chief Financial Officer
Dariusz Formela - Member of the Management Board, Organization and Capital Group
Krystian Pater - Member of the Management Board, Production
Krzysztof Szwedowski - Member of the Management Board, Procurement and IT

(all amounts in PLN thousand)

The composition of the Supervisory Board of PKN ORLEN S.A.

The composition of Supervisory Board as at 30 June 2007 was as follows:

Małgorzata Izabela Ślepowrońska - Chairman of the Supervisory Board
Jerzy Woźnicki - Deputy Chairman of the Supervisory Board
Agata Janina Mikołajczyk – Member of the Supervisory Board
Robert Czapla – Member of the Supervisory Board
Marek Drac - Tatoń - Member of the Supervisory Board
Raimondo Eggink - Member of the Supervisory Board
Zbigniew Macioszek - Member of the Supervisory Board
Krzysztof Rajczewski – Secretary of the Supervisory Board

During the first half of 2007 the following changes in the Supervisory Board of PKN ORLEN S.A. took place:

On 30 May 2007 the Management Board of PKN ORLEN received a statement from Mr Wiesław Rozłucki, the Member of the Supervisory Board, that he had decided not to stand for re-election to the Supervisory Board of PKN ORLEN for a further term of office.

On 31 May 2007 the Ordinary General Shareholders' Meeting appointed the Supervisory Board of PKN ORLEN S.A. for a new 3-year term of office. Mrs Małgorzata Izabela Ślepowrońska was appointed to the position of Chairman of the Supervisory Board. The following people were appointed to the positions of Member of the Supervisory Board: Mrs Agata Janina Mikołajczyk, Mr Robert Czapla, Mr Marek Drac – Tatoń, Mr Raimondo Eggink, Mr Zbigniew Macioszek, Mr Krzysztof Rajczewski and Mr Jerzy Woźnicki. Mr Raimondo Eggink and Mr Jerzy Woźnicki were appointed as independent Members of the Supervisory Board of PKN ORLEN S.A.

On 25 June 2007 the Supervisory Board elected Mr Jerzy Woźnicki to the position of Deputy Chairman of the Supervisory Board and Mr Krzysztof Rajczewski to the position of the Secretary of the Supervisory Board.

After 30 June 2007 the following changes in the Supervisory Board of PKN ORLEN S.A. took place:

On 6 July 2007 the Management Board of PKN ORLEN was informed by the Minister of the State Treasury that Professor Janusz Zieliński was appointed to the Member of the Supervisory Board of PKN ORLEN on behalf of the Company's shareholder, the State Treasury.

The Supervisory Board as at the day of publication of the financial statement is as follows:

Małgorzata Izabela Ślepowrońska - Chairman of the Supervisory Board
Jerzy Woźnicki - Deputy Chairman of the Supervisory Board
Agata Janina Mikołajczyk – Member of the Supervisory Board
Robert Czapla – Member of the Supervisory Board
Marek Drac - Tatoń - Member of the Supervisory Board
Raimondo Eggink - Member of the Supervisory Board
Zbigniew Macioszek - Member of the Supervisory Board
Krzysztof Rajczewski – Secretary of the Supervisory Board
Janusz Zieliński - Member of the Supervisory Board

2. Principles of presentation

a) Information on principles adopted for preparation of consolidated financial statement for the first half of 2007

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union.

As of 1 January 2005 the Group has prepared its consolidated financial statements for the first time in compliance with IFRS 1 as it complies with conditions defined in that standard.

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 par. 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory unconsolidated financial statements in accordance with IFRSs approved by the European Commission.

The consolidated and abbreviated unconsolidated financial statements attached to this consolidated half year report have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities

(all amounts in PLN thousand)

published in Official Journal No. 209, item 1744 ("Decree"), and they cover the period from 1 January to 30 June 2007, the comparative balance sheet data as at 31 December 2006 as well as the comparative results and cash flows for the 6 months ended 30 June 2006.

According to § 87.4 of the Decree, the issuer, who is a parent company is not obliged to prepare a separate half year report, providing that the abbreviated financial statements are included in the consolidated half year report, together with the auditor's review report concerning the abbreviated financial statements, comprising: balance sheet statement, income statement, statements of changes in shareholders equity, cash flow statement and abbreviated explanatory notes, covering information and data which are material to properly assess the financial position and financial result of the issuer and were not included in the consolidated financial statements.

The consolidated financial statements have been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as a going concern.

b) Statement of the Management Board

Under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities, the Management Board of PKN ORLEN hereby honestly and sincerely declares, that to the best of their knowledge, the foregoing consolidated financial statements and comparative data were prepared in compliance with the Group accounting principles in force and that they reflect true and fair view on financial status and financial result of PKN ORLEN Group and that the report of the Management Board presents true overview of development, achievements and business situation of PKN ORLEN Group, including basic risks and exposures.

The consolidated financial statements have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal no. 209, item 1744). The statements cover the period from 1 January to 30 June 2007, the comparative balance sheet data as at 31 December 2006 as well as the comparative results and cash flows for the 6 months ended 30 June 2006.

The Management Board of PKN ORLEN declares that the entity, authorized to audit and conducting the review of consolidated financial statements, was selected in compliance with the law and that the entity and auditors conducting the review met the conditions to issue an independent review report in compliance with relevant regulations of the domestic law.

In compliance with principles of corporate governance (as adopted by the Management Board of PKN ORLEN S.A.) the auditor was selected by the Supervisory Board by means of resolution No 485/2005 of 21 January 2005 on the selection of an auditor. The Supervisory Board made the selection in order to ensure complete independence and objectivity of the selection itself as well as fulfillment of tasks by the auditor.

c) Reorganization of the Group

In connection with the Polish Government's Restructuring and Privatization Program for the Polish Oil Sector Companies, the Polish State Treasury, through its holding in Nafta Polska S.A. reorganized the Polish oil sector in the years 1997 - 1999. The existing Group is a result of this reorganization of several significant operating companies, which were all under the common control of Nafta Polska S.A. and the Polish State Treasury.

In particular, this reorganization included the following significant transactions:

- Before the merger of Centrala Produktow Naftowych "CPN" S.A. ("CPN") with Petrochemia Plock:
  - separation of Dyrekcja Eksploatacji Cystern Sp. z o.o. from CPN – the entity dealing with operating of railway tanks for crude oil products transportation;
  - sales of shares in Naftobazy Sp. z o.o by CPN – operator of large warehouse facilities used to store crude oil products;
- Acquisition of refineries: Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A.;
- Merger of Petrochemia Plock S.A. with Centrala Produktow Naftowych "CPN" S.A. – the main distributor in the area of retail sales of fuels in Poland.

To the extent of the Polish State Treasury's control over the restructured Polish oil sector companies, these transactions were presented as if they were under common control using the pooling of interests' method according to International Accounting Standard No 22 "Business Combinations" ("IAS 22") effective at that date.

(all amounts in PLN thousand)

d) Entities included in consolidated financial statements

These consolidated financial statements for the periods ended 30 June 2007 and 30 June 2006 include the following Group entities located mainly in Poland, Germany, Lithuania and the Czech Republic:

	Share in total voting rights[1] 30 June 2007	30 June 2006
	(in full %)	
PKN ORLEN S.A.	Parent Company	
ORLEN Deutschland AG	100%	100%
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN ASFALT Sp. z o.o. (formerly Bitrex Sp. z o.o.) [8]	100% / (95.99%)	100% / (95.99%)
ORLEN Petroprofit Sp. z o.o. Group	100%	100%
including:		
Petro-oil Lubelskie Centrum Sprzedaży Sp. z o.o. [2]	-	76%
Petrooktan Sp z o.o.	-	51%
ORLEN Morena Sp. z o.o.	100%	100%
ORLEN Transport Kraków Sp. z o.o.	98%	98%
ORLEN Transport Płock Sp. z o.o.	98%	98%
ORLEN Transport Nowa Sól Sp. z o.o.	97%	97%
Zakład Budowy Aparatury S.A.	-	97%
ORLEN Transport Słupsk Sp. z o.o.	97%	97%
ORLEN Laboratorium Sp. z o.o.	95%	95%
including:		
RAF-LAB Sp. z o.o.	-	100%
ORLEN Transport Olsztyn Sp. z o.o.	95%	95%
ORLEN– Oil Sp. z o.o. Group [8]	100% / (88.87%)	100% / (88.87%)
including:		
Orlen Oil Cesko s.r.o.	100%	100%
Platinum Oil Mazowsze Sp. z o.o.	100%	100%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o. [3]	100%	24%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o. [2]	100%	24%
ORLEN Petro – Tank Sp. z o.o.	90%	90%
ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	94%	94%
Petrotel Sp. z o.o.	75%	75%
Anwil S.A. Group	85%	84%
including:		
Przedsiębiorstwo Inwestycyjno – Remontowe Remwil Sp. z o.o.	100%	100%
Przedsiębiorstwo Produkcyjno – Handlowo – Usługowe Pro – Lab Sp. z o.o.	99%	99%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%	56%
Spolana a.s. [4]	83%	-
Rafineria Trzebinia S.A. Group	77%	77%
including:		
Energomedia Sp. z o.o.	100%	100%
Euronaft Trzebinia Sp. z o.o.	100%	100%
Fabryka Parafin NaftoWax Sp. z o.o.	100%	100%
Ekonaft Sp. z o.o.	99%	99%
Rafineria Nafty Jedlicze S.A. Group	75%	75%
including:		
RAF – ENERGIA Sp. z o.o.	100%	100%

(all amounts in PLN thousand)

RAF – KOLTRANS Sp. z o.o.	100%	100%
RAF – REMAT Sp. z o.o.	96%	96%
RAF – EKOLOGIA Sp. z o.o.	93%	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%	81%
Inowrocławskie Kopalnie Soli „Solino" S.A.	71%	71%
Unipetrol a.s. Group	63%	63%
including:		
CHEMOPETROL a.s. including:	100%	100%
UNIPETROL - DOBRAVA a.s.	100%	100%
KAUCUK a.s.	100%	100%
UNIPETROL TRADE a.s. including:	100%	100%
CHEMAPOL (SCHWEIZ) AG	100%	100%
UNIPETROL AUSTRIA HmbH	100%	100%
ALIACHEM VERWALTUNGS GmbH	100%	100%
UNIPETROL DEUTSCHLAND GmbH	100%	100%
ALIAPHARM GmbH	100%	100%
UNIPETROL CHEMICALS IBERICA S.A.	100%	100%
UNIPETROL RAFINERIE a.s. including:	100%	100%
UNIRAF SLOVENSKO s.r.o.	100%	100%
BENZINA a.s. including:	100%	100%
BENZINA Trade a.s. in liquidation	100%	100%
PETROTRANS a.s.	100%	100%
PARAMO Trysk a.s.	-	100%
SPOLANA a.s. [4]	-	82%
PARAMO a.s. [8]	74% / (50%)	74% / (50%)
Česka Rafinerska a.s. [5]	51%	51%
Ship-Service S.A. Group [1]	56%	56%
ORLEN Automatyka Sp. z o.o.	52%	52%
ORLEN PetroZachód Sp. z o.o.	100%	100%
ORLEN Petrogaz Wrocław Sp. z o.o.	100%	52%
Petrolot Sp. z o.o.	51%	51%
ORLEN Projekt S.A.	51%	51%
ORLEN Wir Sp. z o.o.	51%	51%
Basell Orlen Polyolefins Sp z o.o. Group [5]	50%	50%
including:		
Basell Orlen Polyolefins Sprzedaż Sp. z o.o.	100%	100%
ORLEN Finance AB [5]	100%	-
ORLEN Administracja Sp. z o.o. [7]	100%	-
ORLEN EKO Sp. z o.o. [7]	100%	-
Płocki Park Przemysłowo-Technologiczny S.A. [5] [7]	50%	-
ORLEN Księgowość Sp. z o.o. [7]	100%	-
Etylobenzen Płock Sp. z o.o. [7]	100%	-
ORLEN Prewencja Sp. z o.o. [7]	100%	-
ORLEN Upstream Sp. z o.o. [7]	100%	-
ORLEN Holding Malta Ltd. [7]	100%	-
including:		
ORLEN Insurance Ltd.	100%	-
AB Mazeikiu Group [7]	89.89% / (100%) [8]	-
including:		
UAB Juodeikių nafta in liquidation	100%	-
UAB Uotas in liquidation	100%	-
AB Ventus-Nafta	99%	-
UAB Mazeikiu naftos prekybos namai	100%	-
SIA Mažeiku Nafta Tirdzniecibas nams	100%	-
OU Mazeikiu Nafta Trading House	100%	-
Mazeikiu Nafta Trading House Sp. z o.o.	100%	-

[1] Share in total voting rights is equal to share in equity except for share in equity in Ship Service S.A. Group, where it accounts for 61%.
[2] As of 23 April 2007 shares in Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o. were sold to Orlen Oil Sp. z o.o.
[3] The entity consolidated starting from I quarter 2007
[4] As of 13 November 2006 shares in Spolana a.s. were sold to Anwil S.A.
[5] Entities consolidated using the proportionate method
[6] The entity consolidated starting from II quarter 2007
[7] The Group/Entity consolidated starting from IV quarter 2006
[8] (%) share in consolidated financial data

(all amounts in PLN thousand)

3. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) Functional currency and presentation currency

Functional currency of the Parent and presentation currency of the foregoing consolidated financial statements is Polish zloty.

Financial statements of foreign entities, for consolidation purposes, are translated into Polish zloty using the following procedures:
- Assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- Respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) Methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were translated in line with the following methods:
- Particular assets and liabilities – at the closing rate for 30 June 2007 – 3.7658 PLN / EUR and for 31 December 2006 – 3.8312 PLN / EUR;
- Particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 30 June 2007 – 3.8486 PLN / EUR; for the period from 1 January 2006 to 30 June 2006 the rate was 3.9002 PLN / EUR.

The financial data denominated in CZK were translated in line with the following methods:
- Particular assets and liabilities – at the closing rate for 30 June 2007 – 0.1311 PLN / CZK and for 31 December 2006 – 0.1393 PLN / CZK;
- Particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 30 June 2007 – 0.1360 PLN / CZK; for the period from 1 January 2006 to 30 June 2006 the rate was 0.1374 PLN / CZK.

The financial data denominated in USD were translated in line with the following methods:
- Particular assets and liabilities – at the closing rate for 30 June 2007 – 2.7989 PLN / USD and for 31 December 2006 – 2.9105 PLN / USD;
- Particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 30 June 2007 – 2.8903 PLN / USD.

4. Applied accounting principles

The consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale and investment properties stated at fair value.

The accounting principles in scope of exploration and exploitation of hydrocarbons were actualized as compared to the accounting principles published in the consolidated financial statements for 2006.

a) Accounting principles

Property, Plant and Equipment

Property, plant and equipment, excluding land and investment property, are stated at cost which consists of the acquisition cost and direct costs related to bringing the item of property, plant and equipment into use as well as estimated costs of dismantling and removal of the asset and the cost of restoration of the site/land to the initial state regardless of whether the obligation exists at acceptance of the asset for use or arises during its use.

After initial recognition, property, plant and equipment are depreciated and subject to impairment allowances.

Property, plant and equipment items acquired after 31 December 1996 are stated at acquisition cost less accumulated depreciation and impairment allowances.

(all amounts in PLN thousand)

Property, plant and equipment acquired before 1 January 1997 are stated at fair value determined as at 1 January 2004 in accordance with deemed cost less accumulated depreciation and impairment allowances.

The cost of current maintenance of property, plant and equipment is recorded in the financial result during the period when they are incurred.

The cost of significant repairs and regular maintenance programs is recognized as property, plant and equipment and depreciated in accordance with their economic useful lives.

Depreciation of property, plant and equipment begins when it is available for use that is from the month it is in the location and condition necessary for it to be capable of operating in the manner intended by the management, over the period reflecting their estimated economic useful life, considering the residual value. Appropriateness of the applied depreciation rates is verified periodically (once a year), and respective adjustments are made to the subsequent periods of depreciation. Components of property, plant and equipment which are material for the whole item are depreciated separately in accordance with their economic useful life.

The Group estimates the residual value of property, plant and equipment. The residual value is the net amount which the Group would currently obtain from the disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition expected at the end of their useful life. The residual value is not subject to depreciation and is reviewed periodically (once a year).

The following economic useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machinery and equipment	3-25 years
Vehicles and other	4-17 years

If there have been events or changes which indicate that the carrying amount of property, plant and equipment may not be recoverable, the assets are analyzed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount by an appropriate allowance. The recoverable amount of property, plant and equipment reflects the higher of net selling price and value in use. Impairment allowances are recognized as other operating costs in the profit and loss.

Impairment indicators should be analyzed annually. If the analysis indicates potential impairment, the impairment test is performed.

If the recoverable amount of an item of property, plant and equipment (or cash generating unit, to which it belongs) is less than its carrying amount, the carrying amount of the asset shall be reduced to its recoverable amount. Impairment tests are carried out and the impairment allowances are accounted for in line with rules described in point "Impairment of assets".

As at the balance sheet date, items of property, plant and equipment are stated at acquisition or construction cost less any accumulated depreciation and impairment allowances.

Finance lease

A lease contract, under IAS 17, is regarded as a finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset.

Assets used under lease, tenancy, rental or similar contracts which meet the criteria defined in IAS 17, "Leases", are regarded as non-current assets and recognized at the lower of fair value of the leased asset at the commencement of the lease term and the present value of the minimum lease payments.

Depreciation methods for leased assets being depreciated are consistent with normal depreciation policies applied for similar Group owned assets and depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not certain that the lessee will obtain title to the asset before the end of the lease term, the asset is depreciated over the shorter of the lease term and the asset's useful life.

Assets leased out based on lease, tenancy, rental or similar contracts meeting the above finance lease criteria are initially recognized as long-term receivables and stated at the net lease investment value.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date at the excess of the cost of the business combination over the acquirer's share in the fair value of the net identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is decreased by impairment allowances.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired.

Goodwill is not amortized and its impairment allowance is not reversible.

Excess of net fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the acquirer's share resulting from a business combination in the net fair value of identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination the acquirer:

- Reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities and the cost of the business combination;
- Recognizes immediately in the profit and loss any excess remaining after the reassessment in the period in which the business combination was carried out.

Intangible assets

Intangible assets are recognized if it is probable that expected future economic benefits that are directly attributable to the assets will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intangible assets acquired in a business combination are initially recognized at fair value as defined at the business combination date.

After initial recognition, intangible assets are measured at acquisition or construction cost less amortization and impairment allowances. Intangible assets with a definite useful life are amortized when it is available for use that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by the management over their estimated economic useful life. Appropriateness of the applied amortization periods and rates is periodically reviewed, at least at the end of the reporting year, and potential adjustments to amortization allowances are made in the subsequent periods.

Intangible assets with an indefinite useful life are not amortized. Their value is decreased by impairment allowances.

The residual value of intangible assets is usually assumed to be zero, unless:

- There is a commitment by a third party to purchase the asset at the end of its useful life – the residual value is then defined by the contract for disposal of the title to the asset; or
- There is an active market for the asset, its value may be reliably estimated and it is highly probable that such a market will exist at the end of the asset's useful life.

The adopted standard economic useful lives for amortization of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

All intangible assets generated by the Group are not recognized as assets and are recorded in the profit and loss for the period when the related cost has been incurred except for intangible assets arising from development (or from the development phase of an internal project).

Intangible assets with indefinite useful lives and intangible assets which are not yet in use are tested for impairment periodically (once a year).

Other intangible assets are tested for impairment only if there are indications that their carrying amount may not be recoverable. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or the related cash-generating units is decreased to the recoverable amount.

The recoverable amount of those assets is the higher of the assets' net selling price and their value in use.

If the analysis indicates potential impairment, the impairment test is performed. The test for impairment is carried out and eventual impairment is recognized according to the principles defined in the point "Impairment of assets".

The titles to perpetual usufruct of land obtained under an administrative decision are recognized by the Group at fair value as off balance sheet items.

Investment property

Investment property is initially recognized at acquisition cost including transaction costs. After initial recognition investment property is presented at fair value. Gains and losses resulting from changes in fair value of investment property are presented in the profit and loss in the period when incurred.

Investment property is subject to impairment allowance when the property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gains or losses arising from allowances of the investment property are recognized in the profit and loss in the period when they are made.

Inventory

Inventories are measured at the lower of cost and net realizable value, considering any inventory allowances. The net realizable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated selling costs.

Cost of usage is determined based on the weighted average costs formula. For finished goods, costs comprise of related fixed and variable indirect costs for ordinary production levels, excluding external financing costs.

Receivables

Trade and other receivables are recognized when they arise at the present value of the expected proceeds and are stated in subsequent periods at amortized cost using the effective interest method less allowances for doubtful receivables.

Uncollectible receivables are recognized in profit and loss when their uncollectability is stated.

Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of an entity's cash management.

Impairment of assets

Goodwill and intangible assets which are not yet available for use and intangible assets with an indefinite useful life are tested for impairment once a year.

Assets with definite useful life are tested for impairment if there are indicators that an asset may be impaired.

For the purpose of impairment testing, assets are grouped in the smallest group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets (cash-generating units).

For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash generating unit is defined as the acquired entity.

The impairment allowances are recognized in the profit and loss account.

Revenue from sale

Revenue from sale is recognized when it is probable that the economic benefits associated with the sale transaction will flow to the Group and the amount of revenue can be measured reliably. Sale of goods and merchandise includes excise tax and fuel charges.

The net revenue from the sale of finished goods and merchandise is recognized after deducting value added tax (VAT), excise tax, fuel charges and discounts.

Revenue from the sale of finished goods and merchandise is recognized when the finished goods/merchandise are issued and related risks and rewards have been transferred. Revenue from settlement of cash flow hedge instruments adjusts the sales revenue.

The revenue is measured at the fair value of the received or due payment.

The revenues contain also the revenues from the insurance fee including the outstanding amount from the concluded insurance contracts during the reporting period together with all the supplements for the outstanding periods and after the deductions, repayments, allowances, taxes and other parafiscal charges, considering the re-insurers share as well as the change of the charge provision.

Revenue from dividends

Dividends are recognized when the shareholder's right to receive payment is established.

Equity

Equity is stated in the accounting records by type, in accordance with legal regulations and the Company's Articles of Association.

The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.

The stated outstanding share capital contributions are recognized as outstanding share capital contributions. Own shares and outstanding share capital contributions decrease the Company's equity.

Share premium is created by the surplus of the issuance value in excess of the nominal value of shares decreased by issuance costs.

Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value of shares, and the remaining portion is presented by the Group as retained earnings.

Changes in the fair value of cash flow hedges related to the portion regarded as an effective hedge are included in equity as hedging reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortized discounts or premiums, interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

The amounts arising at profit distribution, transfer from revaluation reserve (the difference between the fair value and the acquisition cost, net of deferred tax, of assets available for sale is transferred to the revaluation reserve if their price is determined on the regulated active market or if their fair value may be reliably estimated by alternative methods), the undistributed result for prior periods and the current period net profit are presented in the financial statements as retained earnings.

Interest-bearing loans and borrowings

Interest-bearing bank loans and borrowings are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently recognized at amortized cost using the effective interest rate method. The difference between the net proceeds and the buyout amount is recognized as financial revenue or cost over the term of the loan or borrowing.

External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are expensed in accordance with the benchmark treatment of IAS 23 in the profit and loss in the period to which they refer.

Retirement benefits and jubilee bonuses

Under the Group's remuneration plans, its employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average remuneration. The Group does not assign assets which would be used for future retirement or jubilee liabilities. The Group creates a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits are classified as post-employment benefit plans. The present value of those liabilities is estimated at the end of each reporting year by an independent actuary and adjusted if there are any material indications impacting the value of the liabilities. The accumulated liabilities equal discounted future payments, considering employee rotation, and relate to the period ended at the last day of the reporting year. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognized in the profit and loss.

Foreign currency transactions

Transactions denominated in foreign currencies are recognized after their translation to the functional currency at each balance sheet date in the following way:

- Foreign currency monetary items shall be translated using the closing rate;
- Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction; and
- Non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

Any gains or losses resulting from changes in foreign exchange rates after the transaction date are recognized as financial income or expenses in the profit and loss. The foreign exchange differences are stated in the profit and loss in the net amount.

Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value through profit and loss, loans and receivables and financial assets available for sale. Financial assets held to maturity are investments with determined or determinable payments and a fixed maturity date, which the Group intends and has the ability to hold to the maturity date, except for the Group's own receivables and loans. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value through profit and loss.

All other financial assets, which are not borrowings or receivables of the Group, are classified as financial assets available for sale.

Financial investments held to maturity are part of non-current assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets measured at fair value through profit and loss, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Purchases and sales of financial assets are recognized at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.

Financial assets at fair value through profit and loss are measured at fair value without deduction of the transaction costs and considering their market value as at the balance sheet date. The change in fair value of those financial assets is recognized as financial income or expense in the profit and loss.

Financial assets held to maturity are measured at amortized cost using the effective interest rate.

Financial assets available for sale are recognized at fair value, without deduction of the transaction costs, and considering their market value at the balance sheet date. If the financial instruments are not traded on an active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment allowances, if they have been valued at historical cost.

Positive and negative differences between fair value and acquisition cost, net of deferred tax, of financial assets available for sale are reflected in the revaluation reserve if their market price is determinable on a regulated active market or fair value may be estimated by some other reliable method. Decrease in the value of financial assets available for sale due to impairment allowances is charged to financial expenses in the profit and loss.

Granted loans are recognized at amortized cost.

Derivatives which are not designated as hedging instruments are classified as financial assets or liabilities at fair value through profit and loss and stated at fair value, considering its changes through profit and loss.

Derivatives treated as cash flow hedging instruments are carried at fair value with changes in value accounted for in the following way:

- The portion determined to be an effective hedge is recognized directly in equity through the statement of changes in equity;
- The portion determined to be an ineffective hedge is recognized in the profit and loss;
- Revenues or expenses on settlement of cash flow hedging instruments adjust sales revenues when recognized in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- A separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- Is not the hybrid (combined) instrument.

The hybrid (combined) instrument is not measured at fair value and changes in fair value are not recognized in the net profit or loss (i.e. derivative that is embedded in a financial asset or financial liability at fair value through profit and loss is not separated).

Embedded derivatives are accounted for in a similar way as other derivatives which are not designated as hedging instruments.

The Group recognizes financial asset on its balance sheet when the Group becomes a party to the contractual provisions of the instrument.

The financial asset is derecognized when the contractual rights to economic benefits and risk related to this financial asset were executed, expired or the Group transferred the contractual rights and risks.

Derivatives used by the Group in order to hedge against foreign exchange risks comprise mainly of currency forwards. Such instruments are measured at fair value.

The fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.

When applying hedge accounting, hedges are classified as cash flow hedges against cash flow changes attributable to a particular type of risk related to a recognized asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognized asset or liability.

If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion of the gain or loss is recognized in the profit and loss.

The gain or loss from the re-measurement of the derivative instruments at fair value that do not comply with the hedge accounting criteria are recognized directly in the profit and loss.

The Group discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such a case, total gain or loss on the hedging instrument, previously recognized in equity, is recognized in equity until the forecast transaction takes place. If the Group no longer expects the forecast transaction to take place, the total net gain or loss recognized in equity is presented in the financial result of the current period.

An entity shall assess at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets is impaired.

When a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized directly in equity (calculated as a difference between acquisition price and current fair value, decreased by potential impairment losses recognized previously in profit and loss) shall be removed from equity and recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event the reversal is recognized in profit or loss.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has occurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition for assets measured based on fixed interest rate and the effective interest rate computed at the date of last valuation for assets measured based on floating interest rate). Impairment allowances are recognized in profit and loss. If, in a subsequent period, the impairment loss decreases and the decrease can be attributed to an event subsequent to the time of impairment recognition, the reversal is recognized in profit or loss. Subject to the reversal of impairment allowance, the carrying amount of financial assets cannot exceed its value at amortized cost that would be calculated if impairment allowance was not recognized. Reversal of impairment allowance is recognized in the profit and loss.

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is carried at cost (because its fair value cannot be reliably measured), the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured using the balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at the effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.

Deferred tax assets are recognized for negative temporary differences and unrealized tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be realized.

Deferred tax liabilities are recognized for all positive temporary tax differences.

Deferred tax assets and liabilities are recognized regardless of when the timing difference is likely to be realized.

Deferred tax assets and liabilities are not discounted and they are accounted for as non-current assets or long-term liabilities in the balance sheet.

Non-current assets held for sale/disposal

Non-current assets held for sale are those which comply with the following criteria:
- A decision was declared by the Company's Management Board for the disposal;
- The assets are available for an immediate sale in their present condition;
- An active program to locate a buyer has been initiated;
- The sale transaction is highly probable and could be settled within 12 months following the sale decision;
- The selling price is reasonable in relation to its current fair value;
- It is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset when it is designated for sale.

Assets held for sale are measured at the lower of the net carrying amount and the fair value less selling costs.

Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for a given period by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period are calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of shares.

Provisions

The Group shall recognize a provision when it has a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and if a reliable estimate may be made of the amount of the obligation. The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

When the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognized as external financing costs.

Provisions include also the provision for unpaid compensations and benefits created in the amount equal to the fixed or expected final value of future payments of compensations and benefits connected to the damages, including these not reported as at the balance sheet date, increased by the clean-up costs.

Provision for charges is calculated individually for each insurance contract as the fee for the next reporting periods, proportional to the period, to which the fee was assigned.

Environmental provisions

The Group creates provisions for future liabilities for reclamation of contaminated land or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provisions for reclamation are periodically reviewed based on reports prepared by independent experts. The Group conducts regular reclamation of contaminated land that decreases the provision by its utilization.

Exploration and extraction of hydrocarbons

For exploration and extraction of hydrocarbons activity the Group applies accounting principles based on Successful Efforts Method.

Expenditures related to the preliminary stage of assessment are recognized in profit and loss when incurred.

Cost incurred for acquisition of rights to explore and extract are recognized as intangible assets.

General administration expenses of the company that may be directly attributed to the purchase transaction of exploration/extraction rights should increase the purchase price of an asset. If direct allocation to the purchase transaction is not possible, general expenses are recognized in profit and loss when incurred.

Cost of exploration and evaluation:

- Cost incurred for each exploratory drilling is initially recognized as construction in progress. If the exploratory drilling has not led to the discovery of commercially viable quantities of mineral resources, the cost previously recognized as an asset is included in profit and loss;
- Cost incurred for each appraisal drilling is initially recognized as construction in progress. If the appraisal is unsuccessful, the cost previously recognized as an asset (including cost incurred in exploration stage) is included in profit and loss. If the appraisal is successful, the cost incurred for all appraisal drillings (including unsuccessful drillings in hydrocarbons resource, which was recognized as an asset) is transferred to property plant and equipment at the date of put into use;
- Other cost incurred at the exploration and evaluation stage is initially recognized as intangible assets under development or construction in progress, depending on the type of cost incurred. If the exploration and evaluation stage ends without success other cost incurred previously recognized as an asset is included in profit and loss;
- When the commercial viability and technical feasibility of a resource is confirmed the Group defines cost generating unit. It is assumed that cost generating unit will be defined as hydrocarbons resource;
- General administration expenses, which can be attributed to the exploration and evaluation stage should be recognized as an asset and included in previously defined cost generating unit.
  If cost cannot be allocated, they are included in the profit and loss as incurred.

Cost incurred for resource site planning
Cost incurred for resource site planning are recognized as an asset and included in previously defined cost generating unit.

General administrative expenses which may be directly attributed to the resource site planning stage should be recognized as an asset and included in previously defined cost generating unit.
If cost cannot be allocated, they are included in the profit and loss as incurred.

Cost incurred for hydrocarbons resource exploitation
Cost directly attributed to hydrocarbons resource exploitation is included in the profit and loss in the current period. Cost attributed to exploitation is allocated directly to the cost generating unit.

Inventories are measured at the lower of cost and net realizable value, considering any inventory allowances.

Depreciation of non-current assets used for exploration and exploitation activity is calculated proportionally to the amount of extracted hydrocarbons, using Unit of Production Method.

If the Unit of Production Method (UOP) is difficult or not possible to apply (e. g. because of lack of information regarding total amount of hydrocarbons or using of assets on multiple stages of exploration or exploitation) other depreciation methods can be applied, for example straight line method.

The Group creates provisions for the cost of removal of drillings and supporting infrastructure. The amount of provision for future dismantling and land reclamation is initially recognized as a provision and as a part of initial value of an asset at the date of put into use.

The amount of created provisions is verified at each balance sheet date and adjusted to reflect the current knowledge as at that date. The increase in the provision due to the passage of time (due to discounting) is recognized as a financial expense. Changes in the provision due to assessment of cost, change of discount rate, change of date of removal/reclamation adjust the book value of a provision and an asset.

The Group performs impairment tests of assets used in exploration and exploitation activity, both for proved and unproved assets/resources.

The indicators for impairment are analyzed and impairment test is performed of unproved assets/resources, if one ore more of the following facts and circumstances (the list is not exhaustive) have occurred:

- The period for which the entity had the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
- Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
- Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;
- Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

The indicators for impairment are analyzed and impairment test is performed of proved assets/resources as at each balance sheet date or during the year, if one or more of the following facts and circumstances (the list is not exhaustive) has occurred:

- Legal and tax regulations were changed and adversely influenced the economy of resource exploitation;
- Local circumstances worsened leading to threat the security of conducted activity;
- Hydrocarbons' prices have permanently and long-lasting fallen;
- Market interest rates increased, adversely influencing the economy of resource exploitation;
- The unit of property plant and equipment was permanently damaged.

The impairment assessment is performer by the Group for assets/resources (proved and unproved) on the level of cash generating unit defined as hydrocarbons resource.

Government grants

The government grants are recognized at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it. If the grant relates to an expenditure, it is recognized as income over the period necessary to match it with the related costs which the grant is intended to compensate. If the grant concerns assets, its fair value is recognized as deferred income and on a systematic basis recorded in the profit and loss over the estimated useful life of the underlying asset.

Liabilities

Trade and other liabilities are stated at the amount due, and financial liabilities, which contractual settlement is to be made by way of issue of non-monetary financial assets or due to exchange for financial instruments, are recognized at fair value.

Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognized in the balance sheet however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired as the result of a business combination are recognized as provisions in the balance sheet.

Contingent receivables are not recognized in the balance sheet, however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

Operating segments

The scope of financial information in the Group segment reporting is defined based on requirements of IAS 14.

The Group adopted a business segments as the primary reporting format i.e. as the dominant source of risks and benefits related to sale of goods and services. A secondary reporting format is geographical segments that are associated with activity conducted in different geographical areas.

Segment assets (liabilities) are those operating assets (liabilities) that are employed by that segment in operating activity (result from operating activity) and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis.

The segment result is determined at the level of profit from operations. The revenues, result, assets and liabilities of a given segment are defined before inter-segment adjustments are made.

The operations of the Group are divided into three main segments: Refining Segment, Petrochemical Segment and Chemical Segment.

- The Refining Segment comprises crude oil processing as well as wholesale and retail trade in refinery products,
- The Petrochemical Segment encompasses production and sales of petrochemicals,
- The Chemical Segment encompasses production and sales of fertilizers and PVC.

Other operations include mainly support functions in PKN ORLEN, transportation, service and maintenance activities and construction conducted by other subsidiaries of PKN ORLEN S.A.

Segment results and assets were defined before inter-segment adjustments. Sales prices in inter-segment transactions are similar to market prices. Segment operating costs have been allocated as appropriate. Other costs which cannot be reliably determined have been included as unallocated expenses of the Group, reconciling total segment results to profit from operations.

(all amounts in PLN thousand)

The Company's Management Board estimates

The preparation of financial statements in accordance with IFRSs requires that the Company's Management Board makes expert estimates and assumptions that affect the adopted methods and presented amounts of assets, liabilities, revenues and costs. The estimates and related assumptions are based on historical expertise and other factors regarded as reliable in given circumstances and their effects provide grounds for expert assessment of the carrying amount of assets and liabilities which is not based directly on any other factors.

In the matters of considerable weight, the Company's Management Board bases its estimates on opinions of independent experts.

Actual results may differ from the estimated values.

The estimations and related assumptions are verified on a regular basis. Changes in accounting estimates are recognized in the period when they are made only if they refer to that period or in the present and future periods if they concern both the present and future periods.

Application of the accounting principles

The above principles are applicable for comparative data.

Impact of new Standards and Interpretations on the Group's financial statements

As of 30 June 2007 the following new Standards, changes and interpretations to the International Financial Reporting Standards were published:

- IAS 23 "Borrowing Costs" – in force from 1 January 2009
- IFRS 8 "Operating Segments" – in force from 1 January 2009
- IFRIC 12 – "Service Concession Arrangements" – in force from 1 January 2008
- IFRIC 13 – "Customer Loyalty Programmes" – in force from 1 July 2008
- IFRIC 14 – "Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" – in force from 1 July 2008

Acceptance of all Standards and interpretations listed above by the European Union is pending.

The Group assessed the impact of application of the above interpretations and changes and determined that the changes in IFRS 8 and IAS 23 may have impact on the presentation of financial statements when applied. Starting from 1 January 2009, after acceptance of IFRS 8 and IAS 23 by the European Commission, the Group will report including changes made. According to a preliminary assessment, the application of IFRIC 12, IFRIC 13 and IFRIC 14 will not have a significant influence on the Group's financial statements.

b) Principles of consolidation

Subsidiaries

The Group's consolidated financial statements include Polski Koncern Naftowy ORLEN S.A. and entities under its control. The control is normally evidenced when the Group holds directly or indirectly more than 50% of the voting rights in a company or is able to govern the financial and operating policies of a company so as to benefit from the results of its activity. The minority interest is presented in equity. Net profit attributable to minority shareholders is presented in the profit and loss.

The purchase method is applied at acquisition of shares of business entities. Entities acquired or disposed of over the year are included in the consolidated financial statements from the acquisition date or to the disposal date, respectively.

Investments in associates

Investments in associated companies (overall investments ranging from 20% to 50% in a company's share capital) where the Group exercises significant influence on the financial and operating policies, yet does not have control over them, are accounted for using the equity method. Assessment of the value of investments in associates is performed when there are indicators that the asset has been impaired or the impairment allowances recognized in prior years are no longer required.

(all amounts in PLN thousand)

Investments in jointly controlled entities

Investments in jointly controlled entities where the Group exercises joint control are accounted for using the proportionate method whereby a proportional share in a jointly controlled entity's assets, liabilities, revenues and expenses, after deduction of an impact of mutual transactions and settlements, is presented line by line with similar items in the consolidated financial statements.

Adjustments from consolidation

Intragroup balances and transactions and any related unrealized gains or losses as well as the Group income and expenses are eliminated at preparation of the consolidated financial statements. Unrealized gains resulting from transactions with associates and jointly controlled entities are excluded from the consolidated financial statements proportionally to the Group's share in those entities. Unrealized losses are excluded from the consolidated financial statements in the same manner as unrealized gains, until there are indicators of impairment.

5. Property, plant and equipment

	30 June 2007 (unaudited)	31 December 2006
Land	771 946	773 450
Buildings and constructions	8 581 935	8 839 615
Machinery and equipment	12 648 644	13 629 257
Vehicles and other	854 970	875 065
Construction in progress	1 729 371	1 082 294
Total property, plant and equipment	**24 586 866**	**25 199 681**

(all amounts in PLN thousand)

Changes of property, plant and equipment by categories:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Gross book value						
1 January 2007	837 976	12 408 079	21 625 445	1 585 247	1 131 323	37 588 070
Increase	11 379	5 657	10 114	81 306	1 148 747	1 257 203
Reclassification *	15 351	162 425	217 321	39 541	(446 877)	(12 239)
Decrease	(3 943)	(47 321)	(46 119)	(44 783)	(10 910)	(153 076)
Foreign exchange differences on Unipetrol Group, Mazeikiu Group and Orlen Deutschland	(25 943)	(179 062)	(592 086)	(32 220)	(43 661)	(872 972)
30 June 2007	**834 820**	**12 349 778**	**21 214 675**	**1 629 091**	**1 778 622**	**37 806 986**
1 January 2006	792 255	11 273 174	15 600 629	1 256 077	1 051 702	29 973 837
Increase	914	781	17 384	30 636	630 690	680 405
Reclassification **	21 029	396 305	420 730	73 881	(928 208)	(16 263)
Decrease	(12 889)	(145 184)	(85 136)	(44 946)	(6 794)	(294 949)
Foreign exchange differences on Unipetrol Group and Orlen Deutschland	34 555	236 494	554 443	24 549	14 172	864 213
30 June 2006	**835 864**	**11 761 570**	**16 508 050**	**1 340 197**	**761 562**	**31 207 243**
Accumulated depreciation and impairment allowances						
1 January 2007	64 526	3 568 464	7 996 188	710 182	49 029	12 388 389
Depreciation	316	272 522	792 229	89 265	-	1 154 332
Other increases	1	228	1 104	20 670	-	22 003
Impairment allowances	(681)	8 673	(5 096)	(101)	829	3 624
Accumulated depreciation decrease due to liquidation and sale of property, plant and equipment and other decreases	-	(31 317)	(40 826)	(32 377)	-	(104 520)
Foreign exchange differences on Unipetrol Group, Mazeikiu Group and Orlen Deutschland ***	(1 288)	(50 727)	(177 568)	(13 518)	(607)	(243 708)
30 June 2007	**62 874**	**3 767 843**	**8 566 031**	**774 121**	**49 251**	**13 220 120**
1 January 2006	65 756	3 205 656	7 484 578	656 029	51 064	11 463 083
Depreciation	331	320 757	611 024	60 912	-	993 024
Other increases	-	3 029	23 335	2 086	-	28 450
Impairment allowances	-	(8 247)	1 028	(170)	(54)	(7 443)
Accumulated depreciation decrease due to liquidation and sale of property, plant and equipment and other decreases	(1)	(76 704)	(84 633)	(44 621)	-	(205 959)
Foreign exchange differences on Unipetrol Group and Orlen Deutschland	1 706	83 660	278 881	12 903	-	377 150
30 June 2006	**67 792**	**3 529 151**	**8 314 213**	**687 139**	**51 010**	**12 648 305**
Net book value						
1 January 2007	**773 450**	**8 839 615**	**13 629 257**	**875 065**	**1 082 294**	**25 199 681**
30 June 2007	**771 946**	**8 581 935**	**12 648 644**	**854 970**	**1 729 371**	**24 586 866**
1 January 2006	**726 499**	**8 067 518**	**8 116 051**	**600 048**	**1 000 638**	**18 510 754**
30 June 2006	**768 072**	**8 233 419**	**8 193 837**	**653 058**	**710 552**	**18 558 938**

* transfers from construction in progress to specific groups of property, plant and equipment of PLN 434,638 thousand, to intangible assets of PLN 9,777 thousand and to perpetual usufruct of land of PLN 2,462 thousand
** transfers from construction in progress to specific groups of property, plant and equipment of PLN 911,945 thousand, to intangible assets of PLN 13,495 thousand and to perpetual usufruct of land of PLN 2,768 thousand
*** including foreign exchange differences related to impairment allowances in the amount of PLN (19,860) thousand

Impairment allowances for property, plant and equipment as at 30 June 2007 and 31 December 2006 amounted to PLN 555,559 thousand and PLN 571,795 thousand, respectively.

As at 31 December 2006 the Group reviewed economic useful lives of property, plant and equipment applied afore in accordance with its accounting principles. Should the rates from previous years be applied in the first half of 2007, depreciation expense would be higher by PLN 17,564 thousand. The gross book value of all fully depreciated property, plant and equipment still in use amounted to PLN 1,902,200 thousand as at 30 June 2007.

Impairment allowances disclosed in property, plant and equipment movement table are equal to the amount by which the carrying amount of assets exceeded its recoverable amount. The impairment allowances are charged to other operating expenses.

Property, plant and equipment of PLN 1,359,194 thousand and PLN 1,263,602 thousand were used as a pledge for the Group's loan liabilities as at 30 June 2007 and 31 December 2006, respectively.

(all amounts in PLN thousand)

6. Investment property

The following changes were recognized in investment property in the first half of 2007 and 2006:

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Investment property, beginning of the period	34 925	11 557
Property, plant and equipment reclassified	937	18 078
Fair value adjustment	11	13
Sale of land	(1 882)	-
Effect of exchange rate changes	(1 233)	-
Investment property, end of the period	**32 758**	**29 648**

Investment property of the Group comprise: social-office buildings, partially designated for rent, with a carrying amount of PLN 32,758 thousand as at 30 June 2007 and PLN 34,925 thousand as at 31 December 2006.

In the first half of 2007 and in the first half of 2006 the Group achieved rental income from investment property in the amount of PLN 3,940 thousand and 3,333 thousand, respectively.

Direct operating expenses arising from investment property that generated rental income in the period under review accounted for PLN 2,355 thousand in the first half of 2007 and PLN 1,566 thousand in the first half of 2006. Direct operating expenses arising from investment property that did not generate rental income in the period under review accounted for PLN 275 thousand in the first half of 2007 and PLN 155 thousand in the first half of 2006.

Depending on the characteristics of investment property its fair value was assessed by an independent asset surveyor, based on comparison and revenue approach. Comparison approach was applied assuming that the value of the investment property is equal to the market price for similar property. Revenue approach was based on discounted cash flows method due to variability of revenues in the foreseeable future. 5-year period forecasts were applied. The discount rate reflected the relation, as expected by the buyer, between yearly revenue from an investment property and expenditures required to purchase investment property. Forecasts of discounted cash flows relating to the valued objects consider provisions included in all rent agreements as well as external data, e.g. current market rent charges for similar objects, of the same location, in the same technical condition and standard and designated for similar purposes.

7. Intangible assets

	30 June 2007 (unaudited)	31 December 2006
Acquired licenses, patents and similar intangible assets	432 901	460 148
Acquired computer software	25 186	30 287
Other *	39 515	129 348
Total intangible assets	**497 602**	**619 783**

* including the valuation of acquired CO_2 emission rights of Mazeikiu Group amounting to PLN 476 thousand as at 30 June 2007 and PLN 88,771 thousand as at 31 December 2006

(all amounts in PLN thousand)

The changes of intangible assets were as follows:

	Acquired computer software	Acquired licenses, patents and similar intangible assets	Other	Total
Gross book value				
1 January 2007	151 709	780 230	155 006	1 086 945
Increase	2 096	1 458	4 651	8 205
Reclassification *	1 983	5 734	2 060	9 777
Decrease	(3 369)	(411)	(16 813)	(20 593)
Foreign exchange differences on Unipetrol Group, Mazeikiu Group and Orlen Deutschland	(6 785)	(15 941)	(5 853)	(28 579)
30 June 2007	**145 634**	**771 070**	**139 051**	**1 055 755**
1 January 2006	134 077	771 210	54 468	959 755
Increase	1 225	39 749	303 626	344 600
Reclassification *	582	8 652	4 261	13 495
Decrease	(1 413)	(4 609)	(325 941)	(331 963)
Foreign exchange differences on Unipetrol Group and Orlen Deutschland	7 648	21 140	3 262	32 050
30 June 2006	**142 119**	**836 142**	**39 676**	**1 017 937**
Accumulated depreciation and impairment allowances				
1 January 2007	121 422	320 082	25 658	467 162
Depreciation	6 958	22 734	16 604	46 296
Other increases	1	3	643	647
Impairment allowances	-	(25)	66 164	66 139
Accumulated depreciation decrease due to liquidation and sale of intangible assets and other decreases	(2 189)	(362)	(5 936)	(8 487)
Foreign exchange differences on Unipetrol Group, Mazeikiu Group and Orlen Deutschland **	(5 744)	(4 263)	(3 597)	(13 604)
30 June 2007	**120 448**	**338 169**	**99 536**	**558 153**
1 January 2006	109 595	312 049	24 944	446 588
Depreciation	8 289	25 376	2 351	36 016
Other increases	903	416	1 389	2 708
Impairment allowances	68	2 064	41	2 173
Accumulated depreciation decrease due to liquidation and sale of intangible assets and other decreases	(3 086)	(16 194)	(10 084)	(29 364)
Foreign exchange differences on Unipetrol Group and Orlen Deutschland	6 329	7 623	1 408	15 360
30 June 2006	**122 098**	**331 334**	**20 049**	**473 481**
Net book value				
1 January 2007	**30 287**	**460 148**	**129 348**	**619 783**
30 June 2007	**25 186**	**432 901**	**39 515**	**497 602**
1 January 2006	**24 482**	**459 161**	**29 524**	**513 167**
30 June 2006	**20 021**	**504 808**	**19 627**	**544 456**

* transfers from construction in progress
** including foreign exchange differences related to impairment allowances in the amount of PLN (2,194) thousand

Impairment allowances for intangible assets as at 30 June 2007 and 31 December 2006 amounted to PLN 65,777 thousand and PLN 1,832 thousand, respectively.

As at 31 December 2006 the Group reviewed economic useful lives of intangible assets applied afore in accordance with its accounting principles. Should the rates from previous years be applied in the first half of 2007, adjustment to depreciation expense would not be material.

The gross book value of all fully depreciated intangible assets still in use amounted to PLN 228,878 thousand as at 30 June 2007.

The titles to perpetual usufruct of land obtained under an administrative decision were recognized by the Group at fair value as off balance sheet items in the amount of PLN 1,048,273 thousand as at 30 June 2007.

(all amounts in PLN thousand)

As at 30 June 2007 the Group possessed concessions for public services due to which annual concession fees recognized in the profit and loss in a given period are paid.

The Group companies as owners of particular concessions issued by public administration organs possess concessions for the following activities:

- Production of liquid fuels;
- Trade of liquid fuels;
- Storage of liquid fuels;
- Trade of gas fuels;
- Distribution of gas fuels;
- Domestic transportation of fuels;
- International commercial road transportation;
- Production of electricity;
- Trade of electricity;
- Transfer and distribution of electricity;
- Production of heating energy;
- Trade of heating energy;
- Transfer and distribution of heating energy;
- Storage of liquid hydrocarbons;
- Exploitation of salt resources;
- Evaluation of salt resources.

Concessions for liquid and gas fuels trade, liquid fuels production and storage, gas fuels distribution, heating energy production, trade, transfer and distribution as well as electricity production, trade, transfer and distribution are granted in most cases for the period of 10 years; concessions for domestic transportation of fuels and international commercial road transportation are granted for the period of 5-50 years; concessions for storage of liquid hydrocarbons and exploitation of salt resources are granted for the period of 30 years and concession for evaluation of salt resources was granted for the period of 6 years.

8. Goodwill

	30 June 2007 (unaudited)	31 December 2006
Goodwill on consolidation:		
ORLEN PetroTank Sp. z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
ORLEN Petrozachód Sp. z o.o.	9 886	9 886
Goodwill on Mazeikiu Group companies	1 369	1 301
Other	835	658
Total goodwill on consolidation	**27 708**	**27 463**
Goodwill on business combination:		
Basell ORLEN Polyolefins Sp. z o.o.	51 146	51 146
Goodwill on Unipetrol Group companies	32 445	34 472
Spolana a.s.	7 735	8 218
ORLEN Deutschland AG	8 568	9 256
AB Mazeikiu Elektrine	11 945	12 509
Other	637	640
Total goodwill on business combination	**112 476**	**116 241**
Total	**140 184**	**143 704**

(all amounts in PLN thousand)

The changes of goodwill in the first half of 2007 and 2006 were as follows:

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Goodwill on consolidation, beginning of the period	**27 463**	**17 630**
Additions	**245**	**10 062**
ORLEN Petrozachód Sp. z o.o.	-	9 886
Etylobenzen Sp. z o.o.	175	-
Mazeikiu Group	36	-
other	-	176
Effect of exchange rate changes	34	-
Disposals	**-**	**(617)**
Goodwill impairment	-	(617)
Goodwill on consolidation, end of the period	**27 708**	**27 075**

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Goodwill on business combination, beginnig of the period	**116 241**	**97 817**
Additions	**-**	**1 961**
Effect of exchange rate changes	-	1 961
Disposals	**(3 765)**	**(29 194)**
Goodwill on Unipetrol Group companies	-	(28 645)
ORLEN Deutschland AG	(530)	(549)
Effect of exchange rate changes	(3 235)	-
Goodwill on business combination, end of the period	**112 476**	**70 584**

(all amounts in PLN thousand)

9. Financial assets

a) Significant shares in other entities

	Seat	30 June 2007	31 December 2006	Group's interest in capital/ voting rights as at 30 June 2007	Group's interest in capital/ voting rights as at 31 December 2006	Principal activity
Agrobohemie a.s.*	Czech Republic – Prague	247 708	263 201	50.00%	50.00%	wholesale
Synthesia a.s (former Aliachem a.s.)*	Czech Republic - Pardubice	231 325	245 794	38.90%	38.90%	production of chemicals
Telewizja Familijna S.A. **	Poland – Warsaw	26 004	26 004	11.96%/9.61%	11.96%/9.61%	radio and television related activity
SK Eurochem Sp. z o.o.	Poland - Włocławek	25 203	25 203	17.37%	17.37%	production of chemicals
Naftoport Sp. z o.o.	Poland - Gdańsk	31 026	31 026	14.10%	14.10%	construction, operation and maintenance of loading stations for liquid fuels
Other		21 199	23 150			
Total		**582 465**	**614 378**			
Impairment allowance for Telewizja Familijna		(26 004)	(26 004)			
Other impairment allowances		(12 327)	(17 442)			
Total impairment allowances		**(38 331)**	**(43 446)**			
Net value of significant shares in other entities		**544 134**	**570 932**			

b) Investments held to maturity

	Seat	30 June 2007	31 December 2006
Telewizja Familijna S.A. bonds **	Poland – Warsaw	26 000	26 000
Impairment allowance		(26 000)	(26 000)
Net value of investments held to maturity		-	-
Total net value of financial assets		**544 134**	**570 932**

* Share value in CZK did not change. Change during the period is due to translation of value of shares expressed in CZK into PLN.
** On 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was declared; the book value of shares and bonds as at 30 June 2007 and 31 December 2006 was fully covered by a relevant allowance.

(all amounts in PLN thousand)

10. Investments accounted for using equity method

As at 30 June 2007 and 31 December 2006 the Group's investments accounted for using equity method were as follows:

	Book value as at		Group's interest in capital/ voting rights	Group's interest in capital/ voting rights	Principal activity
	30 June 2007	31 December 2006	as at 30 June 2007	as at 31 December 2006	
Polkomtel S.A.	609 179	687 694	19.61%	19.61%	rendering mobile telecommunication services
Niezależny Operator Międzystrefowy Sp. z o.o.*	-	18 033	-	35.00%	rendering telecommunication services
Other	11 060	10 576			
Total	**620 239**	**716 303**			

* Shares in NOM were classified as held for sale as a consequence of concluded sales agreement. Detailed information in Note 36s

In accordance with IAS 28 "Investments in associates", condensed financial data comprising total assets and liabilities as at 30 June 2007 and 31 December 2006, revenues, financial expenses and profit for the first half of 2007 and 2006 of Polkomtel S.A. are described below:

Polkomtel S.A. (Selected financial data)

	30 June 2007 (unaudited)	31 December 2006
Current assets	1 172 454	1 091 960
Non-current assets	6 556 603	6 588 996
Short-term liabilities	2 603 432	2 121 991
Long-term liabilities	847 843	842 176

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Sales of finished goods	3 675 195	3 428 858
Financial expenses	(88 134)	(93 056)
Profit before tax	795 427	636 095
Income tax expense	(164 045)	(129 251)
Net profit	631 382	506 844

(all amounts in PLN thousand)

11. Other non-current assets

	30 June 2007 (unaudited)	31 December 2006
Advances for construction in progress	238 710	83 467
Long term loans granted	-	22 002
Receivalbes due to sale of property, plant and equipment	3 213	8 561
Receiavables due to derivatives	2 914	-
Other	1 061	2 518
Total	**245 898**	**116 548**

12. Inventory

	30 June 2007 (unaudited)	31 December 2006
Raw materials	4 338 785	3 706 674
Work in progress	1 062 856	752 141
Finished goods	2 724 551	2 495 637
Merchandise	437 379	444 404
Total inventory, net	**8 563 571**	**7 398 856**

Starting from 2002, mandatory reserves are established based on the schedule in accordance with the Minister of Economy Decree (the decree of 19 December 2005 currently in force, Official Journal no 266. item 2240) to arrive at the end of 2008 at the level equal to 76 days of average daily production, import and intra-Community acquisitions in the previous year less export and intra-Community supplies (in addition the Material Reserves Agency is obliged to establish the state reserves of crude oil and liquid fuels in the amount equal to consumption of fuels in 14 days on average as well as net imports of crude oil in a given year).

The detailed methods of calculation and formation of the mandatory reserves of liquid fuels are contained in the Minister of Economy Decree of 24 April 2007 (Official Journal no 81 items 546, 547).

At the beginning of April 2007 the new act on reserves of crude oil, refinery products and natural gas and the principles of proceeding in the event of threat to national liquid fuels security and disturbance on the oil market came into force. The act introduces additional provisions in force for the International Energy Agency (IEA) members. Poland is to become a member of IEA in 2007.

The new act introduced additional provisions such as:

- Building up mandatory reserves by additional 10% with regard to the so-called inaccessible reserves;
- Changes to methods of calculation of reserves (from quantities sold in the country to net imports of crude oil);
- Building up a 30-days reserves of LPG.

Upon consideration of the above one may expect an increase in the cost of maintaining of reserves.

The value of mandatory reserves held by the Group as at 30 June 2007 and 31 December 2006 amounted to PLN 3,552,596 thousand and PLN 2,701,606 thousand, respectively.

The inventory allowances to net realizable value amounted to PLN 59,791 thousand as at 30 June 2007 and PLN 74,151 thousand as at 31 December 2006.

As at 30 June 2007 and 31 December 2006 inventories of PLN 188,358 thousand and PLN 185,094 thousand, respectively, were used as a pledge for the Group's loan liabilities.

(all amounts in PLN thousand)

13. Trade and other receivables

	30 June 2007 (unaudited)	31 December 2006
Trade receivables	5 133 504	4 725 256
Excise tax and fuel charge receivables	179 468	215 777
Taxation, duty and social security receivables	461 780	549 676
Receivables from sale of property, plant and equipment	2 113	17 865
Prepayments for construction in progress	99 973	106 473
Receivables due to insurance compensations of Mazeikiu Group	523 394	566 412
Other receivables	369 493	112 213
Total trade and other receivables, net	**6 769 725**	**6 293 672**
Receivables allowances	573 567	591 275
Total trade and other receivables, gross	**7 343 292**	**6 884 947**

Trade and other receivables include PLN 2,392,424 thousand of amounts denominated in foreign currencies as at 30 June 2007 and PLN 3,303,455 thousand as at 31 December 2006. Trade receivables result primarily from the sales of finished goods and sales of merchandise.

Concentration of credit risk relating to trade receivables is limited due to a large number of customers with specified trade credit limits and their dispersion across many different industries principally in Poland, Germany, the Czech Republic and Lithuania.

The assumed repayment period of receivables involved with the usual course of sales operations is 14 to 30 days.

Maximum trade credit limit risk amounted to PLN 6,128,477 thousand. The Management Board believes that the risk of doubtful receivables is reflected by the relevant allowance.

As at 30 June 2007 and 31 December 2006 transfers of rights to receivables as a security for the Group's loan liabilities amounted to PLN 544,322 and PLN 469,587 thousand, respectively, including due to collateral for the investment loan granted to IKS Solino in the form of endorsement of receivables due from PKN ORLEN S.A. for the lease of the underground warehouse of crude oil and liquid fuels in the amount of PLN 130,791 thousand as at 30 June 2007 and PLN 115,925 thousand as at 31 December 2006.

Trade and other receivables allowances:

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Receivables allowances as at 1 January	591 275	581 077
Allowance made during the period	64 806	69 174
Allowance reversed during the period	(56 691)	(55 181)
Allowance used during the period	(15 677)	(22 638)
Effect of exchange rate changes	(10 146)	14 875
Receivables allowances as at 30 June	**573 567**	**587 307**

14. Short-term investments

	30 June 2007 (unaudited)	31 December 2006
At fair value through profit and loss	8 538	48
Held to maturity	2 000	7 376
Total	**10 538**	**7 424**

15. Prepayments

	30 June 2007 (unaudited)	31 December 2006
Leases	19 309	8 741
Insurances	67 334	60 816
Research and development	6 189	4 879
Payments due to perpetual usufruct of land	11 771	727
Other prepayments	-	17 548
Interperiod settlements of commissionary services	9 646	11 016
Settlement of long-term contracts	3 524	-
Other	31 962	17 631
Total	**149 735**	**121 358**

16. Cash and cash equivalents

	30 June 2007 (unaudited)	31 December 2006
Cash on hand and in bank	2 175 122	2 246 710
Other cash (incl. cash in transit)	79 463	104 608
Other monetary assets	-	2
Total	**2 254 585**	**2 351 320**
incl. cash and cash equivalents not available for use	24 709	69 440

Currency structure of cash and cash equivalents as at 30 June 2007 and 31 December 2006 was as follows:

	30 June 2007 (unaudited)	31 December 2006
in Polish currency	723 445	550 338
in foreign currencies (in currencies and after translation to PLN thousands)	1 531 140	1 800 982
USD	204 747	752 670
after translation to PLN thousands	572 838	835 456
EUR	101 385	161 627
after translation to PLN thousands	381 825	251 401
CZK	2 586 342	603 909
after translation to PLN thousands	339 069	527 122
LTL	79 323	116 337
after translation to PLN thousands	86 574	128 726
other currencies after translation to PLN thousands	150 834	58 277
Total	**2 254 585**	**2 351 320**

Taking into account cooperation of the Group mainly with well-established Polish and international banks, the risk relating to depositing cash and cash equivalents is considerably limited.

Since 2001 the cash pooling system has been introduced in the Capital Group. The system comprised of 30 Group companies as at 30 June 2007. The accumulation of cash denominated in Polish zloty in cash pooling system is assisted by three banks, whereas accumulation of cash denominated in foreign currencies is assisted by one bank. Due to the application of the system the Group records considerable financial benefits.

Cash and cash equivalents not available for use as at 30 June 2007 and 31 December 2006 amounted to PLN 24,709 thousand and PLN 69,440 thousand, respectively (they relate mainly to amounts blocked on bank accounts in relation to loans drawn).

(all amounts in PLN thousand)

17. Other financial assets

	30 June 2007 (unaudited)	31 December 2006
Derivatives valuation	78 806	55 446
Financial assets held to maturity	-	239 534
Other	-	7 027
Total	**78 806**	**302 007**

18. Assets and liabilities classified as held for sale

Non-current assets classified as held for sale

The following assets were classified as non-current assets held for sale by the PKN ORLEN Group:

	30 June 2007 (unaudited)	31 December 2006
Assets of Kaucuk [1]	998 757	1 009 846
Shares in NOM Sp. z o.o. [2]	22 209	-
Shares in Celio [3]	10 270	10 912
Property, plant and equipment [4]	3 620	6 151
Other assets classified as held for sale	753	3 699
Total	**1 035 609**	**1 030 608**

[1] As at 30 June 2007 UNIPETROL held 6,236,000 shares constituting 100% stake in the share capital of Kaucuk. The company's activity includes production of plastic and synthetic rubber. It is part of a petrochemical segment. Assets of Kaucuk valued at fair value less liabilities and cost of sales have been classified as held for sale. The sale agreement was signed on 30 January 2007. The change in the value results from change in exchange rates and intercompany transactions elimination in Unipetrol Group. The sales transaction was concluded on 19 July 2007.

[2] As at 30 June 2007 PKN held 168,000 shares constituting 35% stake in the share capital of NOM Sp. z o.o. The company's activity includes rendering ground telecommunication services. Assets of NOM Sp. z o.o. valued at fair value have been classified as held for sale. The sales agreement was concluded on 6 July 2007. Transaction settlement will be processed in the III quarter 2007.

[3] The share of UNIPETROL Group in CELIO, constituting 51.06 % stake in the company's share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed by the end of 2007. The change in the value of shares results from change in exchange rates.

[4] Property, plant and equipment classified as held for sale comprise: buildings and constructions, land, machinery and equipment and vehicles.

Liabilities related to non-current assets classified as held for sale

Liabilities related to non-current assets classified as held for sale include liabilities of Kaucuk, which according to the decision of the Management Board of Unipetrol have been classified as held for sale. The liabilities amount to PLN 183,002 thousand as at 30 June 2007 and PLN 195,956 thousand as at 31 December 2006. The sales transaction was concluded on 19 July 2007.

(all amounts in PLN thousand)

19. Interest-bearing loans and borrowings

	Note	30 June 2007 (unaudited)	31 December 2006
Bank loans	(a)	8 865 865	9 893 499
Borrowings	(b)	2 545	2 885
Debt securities *	(c)	1 179 686	592 721
Total		**10 048 096**	**10 489 105**
including:			
Short-term		4 137 752	4 277 912
Long-term		5 910 344	6 211 193

* including as at 30 June 2007 liability of PLN 770,926 thousand concerning PKN ORLEN bond issue

Maturities of interest – bearing loans and borrowings as at 30 June 2007 and 31 December 2006 were as follows:

	30 June 2007 (unaudited)	31 December 2006
Up to 1 year	4 137 752	4 277 912
Between 1 and 5 years	4 421 651	5 625 832
Above 5 years	1 488 693	585 361
	10 048 096	10 489 105

The value of interest-bearing loans and borrowings drawn by the Group as well as debt securities issued by the Group decreased during the first half of 2007 by PLN 441,009 thousand net.

The change in indebtedness level resulted primarily from:

- Drawing of loans in foreign currencies translated to PLN:
  - EUR 80,000 thousand (PLN 310,280 thousand) consortium multi currency loan (BTM acting as Agent);
- Drawing of loans by Unipetrol Group in the amount of CZK 10,645,218 thousand (PLN 1,456,112 thousand);
- Increase of indebtedness in Unipetrol Group due to valuation of debt securities in the amount of CZK 162,935 thousand (PLN 22,159 thousand);
- Drawings of loans by Mazeikiu Group in the amount of USD 2,594 thousand (PLN 7,497 thousand);
- Drawing of loans in PLN:
  - PLN 400,000 thousand consortium loan (BTM acting as Agent);
  - PLN 312,847 thousand in PKO BP S.A.;
  - PLN 229,690 thousand in BH w Warszawie S.A.;
  - PLN 74,973 thousand in Bank Pekao S.A.;
  - PLN 71,356 thousand in BPH S.A.;
  - PLN 38,362 thousand in Nordea Bank Polska S.A.;
  - PLN 31,464 thousand in HVB Bank a.s.;
  - PLN 15,568 thousand in ING Bank Śląski S.A.;
  - PLN 13,307 thousand in Societe Generale S.A.;
  - PLN 2,408 thousand in Fortis Bank Polska S.A.;
  - PLN 898 thousand in MILLENNIUM Bank S.A.;
  - PLN 17 thousand in BRE Bank S.A.
- PLN 770,926 thousand indebtedness of PKN ORLEN concerning debt securities issue;
- Repayment of foreign currency loans translated to PLN:
  - USD 300,000 thousand (PLN 859,822 thousand) consortium multi currency loan (BNP acting as Agent);
  - EUR 80,000 thousand (PLN 312,248 thousand) consortium double currency loan (BTM acting as Agent);

- EUR 7,500 thousand (PLN 29,504 thousand) consortium loan (Societe Generale S.A. acting as Agent);
- USD 1,645 thousand (PLN 4,604 thousand) in Bank Pekao S.A.;
- CHF 494 thousand (PLN 1,177 thousand) in BPH S.A.;
- USD 153 thousand (PLN 221 thousand) in BRE BANK S.A.

– Repayment of loans by Unipetrol Group in the amount of CZK 11,549,456 thousand (PLN 1,570,726 thousand);

– Repayment of loans by ORLEN DEUTSCHLAND A.G. in the amount of EUR 48,584 thousand (PLN 186,980 thousand);

– Repayment of loans by Mazeikiu Group in the amount of USD 6,471 thousand (PLN 18,703 thousand);

– Repayment of loans and borrowings in PLN:
  - PLN 400,000 thousand consortium loan (BTM acting as Agent);
  - PLN 202,476 thousand in PKO BP S.A.;
  - PLN 73,587 thousand in BH w Warszawie S.A.;
  - PLN 63,018 thousand in Bank Pekao S.A.;
  - PLN 22,903 thousand in BPH S.A.;
  - PLN 15,664 thousand in HVB Bank a.s.;
  - PLN 9,946 thousand in Societe Generale S.A.;
  - PLN 6,340 thousand in Bank Ochrony Środowiska S.A.;
  - PLN 6,227 thousand in Nordea Bank Polska S.A.;
  - PLN 2,408 thousand in Fortis Bank Polska S.A.;
  - PLN 978 thousand in ING Bank Śląski S.A.;
  - PLN 750 thousand in BGŻ S.A.;
  - PLN 327 thousand in BRE BANK S.A.;
  - PLN 340 thousand in Narodowy Fundusz Ochrony Środowiska;
  - PLN 285 thousand in Raifeisen Bank Polska S.A.;
  - PLN 31 thousand in MILLENNIUM Bank S.A.

– Decrease of PLN 232,808 thousand resulting from foreign exchange differences and interest;

– Repurchase of debt securities, including interests, in Unipetrol Group of CZK 1,300,000 thousand (PLN 176,800 thousand).

a) Bank loans by currency (translated to PLN thousand)

		30 June 2007 (unaudited)	31 December 2006
PLN	(1)	884 813	504 704
USD	(2)	1 678 650	2 645 573
CHF	(3)	-	1 177
EUR	(4)	5 832 607	6 009 960
CZK	(5)	469 795	732 085
		8 865 865	9 893 499

(all amounts in PLN thousand)

As at 30 June 2007 and 31 December 2006 the level of fixed interest rates and loan margins relating to bank loans with floating rates were as follows:

	PLN (1)		
30 June 2007 (unaudited)	**Indebtedness balance**	**Margin/rate within the range**	
Floating rate	884 813		
T/N WIBOR		0.06% -	0.70%
1M WIBOR		0.06% -	2.60%
3M WIBOR		0.55% -	0.70%
Total PLN	**884 813**		

	USD (2)		
30 June 2007 (unaudited)	**Indebtedness balance**	**Margin/rate within the range**	
Fixed rate	846 453	4.95 % -	7.00%
Floating rate	832 197		
1M LIBOR		0.50% -	1.35%
3 M LIBOR		0.21% -	1.10 %
6M LIBOR		0.30% -	0.90%
Total USD	**1 678 650**		

	EUR (4)		
30 June 2007 (unaudited)	**Indebtedness balance**	**Margin/rate within the range**	
Fixed rate	587	to	4.00%
Floating rate	5 832 020		
1M EURIBOR		to	0.50%
3M EURIBOR		0.50% -	3.80%
6M EURIBOR		0.18% -	1.62%
Total EUR	**5 832 607**		

	CZK (5)		
30 June 2007 (unaudited)	**Indebtedness balance**	**Margin/rate within the range**	
Floating rate	469 795		
1M PRIBOR		0.18% -	0.50%
3M PRIBOR		0.50% -	0.55%
Total CZK	**469 795**		
Total	**8 865 865**		

(all amounts in PLN thousand)

31 December 2006	PLN (1) Indebtedness balance	Margin/rate within the range
Floating rate	504 704	
T/N WIBOR		0.06% - 0.70%
1M WIBOR		0.06% - 3.60%
3M WIBOR		0.55% - 1.90%
Total PLN	**504 704**	

31 December 2006	USD (2) Indebtedness balance	Margin/rate within the range
Fixed rate	883 741	4.20% - 7.00%
Floating rate	1 761 832	
1M LIBOR		0.50% - 1.35%
6M LIBOR		0.15% - 0.90%
Total USD	**2 645 573**	

31 December 2006	CHF (3) Indebtedness balance	Margin/rate within the range
Floating rate	1 177	
3M LIBOR		to 1,00%
Total CHF	**1 177**	

31 December 2006	EUR (4) Indebtedness balance	Margin/rate within the range
Fixed rate	186 731	2.60% - 6.40%
Floating rate	5 823 229	
1M EURIBOR		0.50% - 0.75%
3M EURIBOR		0.50% - 3.80%
6M EURIBOR		0.12% - 1.62%
Total EUR	**6 009 960**	

31 December 2006	CZK (5) Indebtedness balance	Margin/rate within the range
Floating rate	732 085	
T/N PRIBOR		to 0.60%
1T PRIBOR		to 0.50%
14D PRIBOR		to 0.35%
1M PRIBOR		0.25% - 0.95%
3M PRIBOR		0.50% - 1.20%
6M PRIBOR		to 0.80%
Total CZK	**732 085**	
Total	**9 893 499**	

As at 30 June 2007 and 31 December 2006 interest rates for specific bases were as follows:

	30 June 2007	31 December 2006
T/N Wibor	4.66%	4.11%
1M Wibor	4.64%	4.12%
3M Wibor	4.71%	4.20%
1 M Euribor	4.1150%	3.6330%
3 M Euribor	4.1750%	3.7250%
6 M Euribor	4.3150%	3.8530%
1M Libor (USD)	5.3200%	5.3218%
3 M LIBOR (USD)	5.3600%	5.3600%
6M Libor (USD)	5.3863%	5.3700%
3M Libor (CHF)	2.7000%	2.1000%
Rediscount Interest rates of the National Bank of Poland	4.75%	4.25%

As at 30 June 2007 and 31 December 2006 bank loans and borrowings of PLN 1,033,374 thousand and PLN 1,042,949 thousand, respectively, were pledged on the Group's assets.

(all amounts in PLN thousand)

b) Borrowings

	30 June 2007 (unaudited)	31 December 2006
Loan from Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	115	115
Loan from Narodowy Fundusz Ochrony Środowiska	2 430	2 770
Total	**2 545**	**2 885**

Loans' floating interest rates amounted to 1.90%-3.20% and 1.70%-3.00% as at 30 June 2007 and 31 December 2006, respectively.

c) Debt securities

Debt securities by kind	Fixed rate bonds	Floating rate bonds
Nominal value *	262 200	750 000
Book value **	408 761	770 926
Interests terms	12.53%	6M Wibor + margin 0.40%
Expiration date	28.12.2013	27.02.2012
Type of surety	Unsecured	Unsecured

* including foreign exchange differences in relation to 31 December 2006 on fixed rate bonds in the amount of PLN 16,400 thousand
** including interests calculated on fixed rate bonds in the amount of PLN 33,310 thousand presented in Unipetrol Group as short-term liabilities and interests calculated on floating rate bonds in the amount of PLN 12,001 thousand presented in PKN ORLEN as short-term liabilities

As at 30 June 2007 the liabilities related to debt securities issued by the Group amounted to PLN 1,179,686 thousand.

The Group monitors opportunities to obtain loans and borrowings based on more favorable terms due to changes in market conditions.

The Group utilizes loans both in PLN and foreign currencies, subject mainly to floating interest rates.

20. Provisions

Long-term provisions

	30 June 2007 (unaudited)	31 December 2006
Land reclamation provision	342 301	345 957
Retirement benefits and jubilee bonuses	202 388	190 264
Business risk provision	108 440	120 385
Shield programmes provision	99 428	99 428
Other provisions	54 877	58 158
Total	**807 434**	**814 192**

(all amounts in PLN thousand)

Short-term provisions

	30 June 2007 (unaudited)	31 December 2006
Land reclamation provision	94 805	108 790
Retirement benefits and jubilee bonuses	25 656	25 550
Business risk provision	467 088	458 079
Shield programmes provision	15 663	24 492
Other provisions	88 162	117 116
Total	**691 374**	**734 027**

The Group has legal obligation to reclaim contaminated land in the area of production plants, petrol stations and warehouse bases. In the period 2000-2006 an assessment of the contaminated objects and estimation of future expenditures on land reclamation were conducted by an independent expert. The amount of the land reclamation provision was reassessed by the Management Board on the basis of the analyses of the independent expert. The amount of the provision is the Management Board's best estimate in respect of future expenditures taking into account the average level of costs necessary to remove contamination, by facilities constituting basis of creating the provision.

The changes in provisions in particular periods were as follows:

Change in long-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2007	345 957	190 264	120 385	99 428	58 158	814 192
Provision made during the period	1 281	14 892	-	-	8 036 *	24 209
Provision used during the period	-	(1 738)	-	-	-	(1 738)
Provision reversed during the period	(2 020)	(288)	(10 174)	-	(10 117)	(22 599)
Effect of exchange rate changes	(2 917)	(742)	(1 771)	-	(1 200)	(6 630)
30 June 2007	**342 301**	**202 388**	**108 440**	**99 428**	**54 877**	**807 434**

* including other provision of PLN 6.984 thousand reclassified from short to long term portion

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	487 164	197 219	133 920	68 718	69 970	956 991
Provision made during the period	2 899	4 707	-	30 710 *	526	38 842
Provision used during the period	-	(811)	-	-	(214)	(1 025)
Provision reversed during the period	(1 223)	(810)	(10 345)	-	(189)	(12 567)
Effect of exchange rate changes	4 279	502	5 809	-	3 048	13 638
30 June 2006	**493 119**	**200 807**	**129 384**	**99 428**	**73 141**	**995 879**

* shield programmes provision reclassified from short to long term portion

(all amounts in PLN thousand)

Change in short-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2007	108 790	25 550	458 079	24 492	117 116	734 027
Provision made during the period	132	5 060	15 541	-	13 898	34 631
Provision used during the period	(13 374)	(4 647)	(60)	(2 629)	(19 563)	(40 273)
Provision reversed during the period	(537)	(294)	(5 611)	(6 200)	(21 606)*	(34 248)
Effect of exchange rate changes	(206)	(13)	(861)	-	(1 683)	(2 763)
30 June 2007	**94 805**	**25 656**	**467 088**	**15 663**	**88 162**	**691 374**

* including other provision of PLN 6.984 thousand reclassified from short to long term portion

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	71 143	19 186	392 186	130 500	70 258	683 273
Provision made during the period	-	5 736	6 818	-	7 184	19 738
Provision used during the period	(4 151)	(5 581)	(11 358)	(53 331)	(6 380)	(80 801)
Provision reversed during the period	(275)	(318)	(22)	(30 710)*	(4 227)	(35 552)
Effect of exchange rate changes	155	2	1 408	-	1 592	3 157
30 June 2006	**66 872**	**19 025**	**389 032**	**46 459**	**68 427**	**589 815**

* shield programmes provision reclassified from short to long term portion

Long-term and short-term provisions, total

30 June 2007	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	342 301	202 388	108 440	99 428	54 877	807 434
Short-term provisions	94 805	25 656	467 088	15 663	88 162	691 374
Total	**437 106**	**228 044**	**575 528**	**115 091**	**143 039**	**1 498 808**

30 June 2006	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	493 119	200 807	129 384	99 428	73 141	995 879
Short-term provisions	66 872	19 025	389 032	46 459	68 427	589 815
Total	**559 991**	**219 832**	**518 416**	**145 887**	**141 568**	**1 585 694**

(all amounts in PLN thousand)

21. Other long-term liabilities

	30 June 2007 (unaudited)	31 December 2006
Finance lease liabilities	59 584	60 506
Donations received	46 572	50 072
Warranties granted	12 241	13 328
Long term employee benefits	-	11 281
Hedge liability	-	7 800
Other	10 551	24 010
Total	**128 948**	**166 997**

22. Trade and other liabilities and accrued expenses

Trade and other liabilities comprised of the following:

	30 June 2007 (unaudited)	31 December 2006
Trade liabilities	5 621 736	4 841 643
Excise tax and fuel charge liabilities	942 253	906 447
Value Added Tax liability	594 685	454 876
Other taxation, duty and social security liabilities	511 362	490 683
Liabilities due to reimbursement of excise tax cost to supliers providing tax warehouse services	375 168	372 211
Liabilities due to acquisition of property, plant and equipment	314 781	427 422
Liabilities due to uninvoiced services	127 596	61 713
Corporate income tax liability	113 903	101 485
Provision for price reduction	108 566	63 803
Dividends liabilities	57 931	414
Liabilities due to prepayments for delieveries	57 236	89 954
Payroll liabilities	46 277	57 117
Unused holiday accrual	46 183	39 421
Liabilities due to unrealised points in VITAY loyalty programme	39 290	23 534
Provision for contingent liabilities recognized as balance sheet liabilities at the moment of acquisition of Mazeikiu shares, according to IFRS 3 "Business Combinations "	22 930	29 510
Special funds	17 872	17 607
Environmental liabilities	8 895	10 446
Other financial liabilities	333	6 925
Payroll accrual	-	80 681
Other liabilities and accrued expenses	61 103	145 503
Total	**9 068 100**	**8 221 395**

The VITAY program is a loyalty program created for individual customers. The VITAY program is in operation on the Polish market since 14 February 2001. Purchases made by customers are granted with VITAY points that can be subsequently exchanged for VITAY gifts.

From June 2006 fuel gift is available for customers in the form of discount of fuel price which is not current expense of VITAY program but decreases fuel sales.

The provision is created for the unrealized amount of points registered on customer's accounts. It is expensed in the period when the points were granted to customers. As a result of changes regarding the substance of fuel gifts, separate provisions are created for fuel and non-fuel gifts.

The provision is estimated on the basis of proportion of fuel and non fuel gifts granted, total unrealized amount of points and current cost per one VITAY point. The provision is equal to 75% of the value of unrealized points (75% being a ratio for points' realizability).

Trade and other liabilities and accrued expenses denominated in foreign currencies amounted to PLN 5,702,816 thousand as at 30 June 2007 and PLN 5,900,952 thousand as at 31 December 2006. The carrying amount of short-term trade liabilities is equal to its fair value by virtue of its short-term characteristics.

(all amounts in PLN thousand)

23. Deferred income

	30 June 2007 (unaudited)	31 December 2006
Subventions	31 238	11 745
Other	15 883	15 315
Total	**47 121**	**27 060**

24. Shareholders' equity (attributed to equity holders of the Parent)

In accordance with the Commercial Register, the share capital of Polski Koncern Naftowy ORLEN S.A. as at 30 June 2007 amounted to PLN 534,636 thousand. It was divided into 427,709,061 shares with nominal value of PLN 1.25 each.

The share capital as at 30 June 2007 and 31 December 2006 consisted of the following series of shares:

Share series	Number of shares issued as at 30 June 2007	Number of shares issued as at 31 December 2006	Number of shares authorized as at 30 June 2007	Number of shares authorized as at 31 December 2006
A series	336 000 000	336 000 000	336 000 000	336 000 000
B series	6 971 496	6 971 496	6 971 496	6 971 496
C series	77 205 641	77 205 641	77 205 641	77 205 641
D series	7 531 924	7 531 924	7 531 924	7 531 924
	427 709 061	427 709 061	427 709 061	427 709 061

In Poland, each new issue of shares is labeled as a new series of shares. All of the above series have the exact same rights.

As at the date of change in the accounting principles i.e. first-time adoption of the IFRSs, the share capital, in accordance with IAS 29.24 and 29.25, was revalued on a basis of monthly general price indices by PLN 522,999 thousand. It was presented as share capital revaluation adjustment in the balance sheet.

Share premium is the surplus of the issuance value over the nominal value of shares belonging to series B, C and D. As at the date of change in the accounting principles i.e. first-time adoption of the IFRSs, the premium, in accordance with IAS 29.24 and 29.25, was revalued on a basis of monthly general price indices by PLN 168,803 thousand. It was presented as share premium revaluation adjustment in the balance sheet.

Hedging reserve results from valuation of derivative instruments meeting the criteria of cash flows hedge accounting.

The amount of foreign exchange differences on subsidiaries from consolidation is influenced by differences on translation of the financial statements of ORLEN Deutschland from EUR into PLN, of Unipetrol from CZK into PLN and of Mazeikiu from USD into PLN.

Retained earnings include current period result and undistributed prior period results (according to the decision of the General Shareholders' Meeting).

(all amounts in PLN thousand)

25. Minority interests

Minority interests represent part of the net assets of subsidiaries that is not owned, directly or indirectly, by the shareholders of the Parent.

Minority interests by company:

	30 June 2007 (unaudited)	31 December 2006
Unipetrol Group	2 135 941	2 185 431
Anwil Group	312 599	277 887
Rafineria Trzebinia Group	114 705	105 101
Rafineria Nafty Jedlicze Group	43 851	43 979
Inowrocławskie Kopalnie Soli "Solino" S.A.	28 696	26 851
Petrolot Sp. z o.o.	28 184	24 932
Orlen Oil Sp. z o.o.	16 274	26 354
Other	22 784	41 088
Total	**2 703 034**	**2 731 623**

26. Explanation of differences between changes in the balance sheet positions and changes presented in the cash flow statement

	I half 2007 (unaudited)	I half 2006 (unaudited)
Balance sheet change in other non-current assets and trade and other receivables	(605 403)	(1 625 878)
Change in dividend receivables	32 065	465 986
Change in the Capital Group structure	-	(449)
Change in receivables transferred to non-current assets classified as held for sale	(32 038)	-
Change in advances for construction in progress	148 743	(9 428)
Change in investment receivables	(21 100)	(42 918)
Foreign exchange differences	(166 430)	140 049
Other	(19 064)	(50 925)
Change in receivables in the cash flow statement	**(663 227)**	**(1 123 563)**

(all amounts in PLN thousand)

	I half 2007 (unaudited)	I half 2006 (unaudited)
Balance sheet change in other long-term liabilities and trade and other liabilities and accrued expenses	808 656	497 184
Change in investment liabilities	112 641	181 650
Change in dividend liabilities	(57 517)	(2 599)
Change in the Capital Group structure	-	430
Change in liabilities transferred to liabilities related to non-current assets classified as held for sale	(2 087)	-
Foreign exchange differences	190 618	(184 268)
Other	71 087	100 868
Change in liabilities and accrued expenses in the cash flow statement	**1 123 398**	**593 265**

	I half 2007 (unaudited)	I half 2006 (unaudited)
Balance sheet change in inventories	(1 164 715)	(698 055)
Foreign exchange differences	(119 050)	100 680
Change in inventories transferred to non-current assets classified as held for sale	(7 959)	-
Other	5 140	(2 977)
Change in inventories in the cash flow statement	**(1 286 584)**	**(600 352)**

	I half 2007 (unaudited)	I half 2006 (unaudited)
Balance sheet change in provisions	(49 411)	(54 570)
Change in the Capital Group structure	-	18
Change in deferred tax liabilities related to financial instruments	(9 788)	5 577
Other	(1 053)	(12 155)
Change in provisions in the cash flow statement	**(60 252)**	**(61 130)**

(all amounts in PLN thousand)

"Other" in the cash flow statement

In the cash flow statement for the first half of 2007 other cash flows from operating activities amounted to PLN (151,577) thousand and included:

Foreign exchange losses	(149 775)
Change in prepayments and deferred income	(11 533)
Other	9 731

Total	(151 577)
	=======

In the cash flow statement for the first half of 2006 other cash flows from operating activities amounted to PLN 76,719 thousand and included:

Foreign exchange gains	97 410
Change in prepayments and deferred income	(43 408)
Other	22 717

Total	76 719
	=======

(all amounts in PLN thousand)

27. Segment data

Revenues, expenses and financial result by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	6 months ended		6 months ended		6 months ended		6 months ended		6 months ended		6 months ended	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006
Sales to external customers	22 697 305	18 834 057	4 861 345	4 291 902	1 372 527	1 214 032	467 000	478 969			29 598 177	24 818 960
Transactions with other segments	6 171 595	4 465 512	1 995 844	1 837 421	84 677	75 785	538 043	525 210	(8 790 159)	(6 903 928)	-	-
Settlement of hedging transactions	11 607	-	16 737	56 227	-	-	-	-			28 344	56 227
Total sales revenues	29 080 507	23 299 569	6 873 926	6 185 550	1 457 204	1 289 817	1 005 043	1 004 179	(8 790 159)	(6 903 928)	29 626 521	24 875 187
Total operating expenses	(27 875 456)	(22 266 293)	(6 030 639)	(5 648 704)	(1 308 734)	(1 216 226)	(1 045 680)	(944 808)	8 792 169	6 900 361	(27 468 339)	(23 175 670)
Other operating revenues	143 883	147 787	28 886	45 636	7 398	17 868	14 325	14 674			194 492	225 985
Other operating expenses	(204 084)	(87 719)	(153 918)	(44 275)	(4 544)	(5 554)	(38 273)	(17 629)			(400 819)	(155 177)
The excess of the fair value of acquired net assets over the acquisition price											-	-
Segment result	1 144 851	1 093 344	718 255	538 207	151 324	85 925	(64 585)	56 416	2 010	(3 567)	1 951 855	1 770 325
Unallocated revenues of the Group											15 218	19 939
Unallocated excess of the fair value of acquired net assets over the acquisition cost												
Unallocated costs of the Group											(300 594)	(195 006)
Profit (loss) on the sale of all or part of shares of related parties											-	1 280
Profit from operations											1 666 479	1 596 538
Financial revenues											269 607	224 761
Financial expenses											(366 681)	(326 746)
Share in profit from investments accounted for under equity method	(666)	(575)	-	-	498	399	123 800	99 361			123 632	99 185
Profit before tax											1 693 037	1 593 738
Income tax expense											(363 795)	(277 901)
Net profit											1 329 242	1 315 837

(all amounts in PLN thousand)

Other information by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Segment assets employed	29 552 691	28 743 044	7 791 578	8 153 089	2 505 293	2 460 579	4 256 193	4 584 588	(1 894 757)	(1 948 696)	42 210 998	41 992 604
Investments in associates	603	(4 364)	(14 265)	18 968	92 081	8 805	541 820	692 894			620 239	716 303
Assets clasiffied as held for sale*	80	2 626	998 757	1 009 846	3 498	4 255	122	122			1 002 457	1 016 849
Unallocated assets clasiffied as held for sale*											33 152	13 759
Unallocated assets											2 000 009	1 679 569
Total consolidated assets											45 866 855	45 419 084
Segment liabilities	6 753 170	7 263 561	955 897	841 841	586 807	405 929	855 395	790 198	(1 745 142)	(1 833 366)	7 406 127	7 468 163
Liabilities related to non-current assets clasiffied as held for sale	-	-	183 002	195 956	-	-	-	-	-		183 002	195 956
Unallocated liabilities											16 039 197	16 172 402
Total consolidated liabilities											23 628 326	23 836 521

As at 30 June 2007 and 31 December 2006 all of the Group's assets were located in Poland, Germany, the Czech Republic, Baltic countries, Malta, Switzerland, Austria and Spain.

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	6 months ended		6 months ended		6 months ended		6 months ended		6 months ended	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006
Cost incurred to acquire property, plant and equipment and intangible assets	912 289	363 739	112 332	116 653	30 314	84 323	114 487	74 272	1 169 422	639 187
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									42 393	13 524
Total cost incurred to acquire property, plant and equipment and intangible assets									1 211 815	652 711
Segment depreciation	661 126	453 381	308 901	367 456	88 776	92 755	127 877	105 940	1 186 680	1 019 532
Depreciation of unallocated assets									14 576	11 297
Total depreciation									1 201 256	1 030 829
Non-cash expenses other than depreciation	198 675	71 008	138 182	17 681	2 415	1 672	26 193	17 452	365 465	107 813

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	6 months ended		6 months ended		6 months ended		6 months ended		6 months ended	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006	30 June 2007	30 June 2006
Creation of impairment allowance of assets	(122 695)	(38 183)	(136 180)	(15 533)	(1 218)	(1 741)	(15 262)	(9 655)	(275 355)	(65 112)
Unallocated allowances									(2 876)	(13 603)
Total creation of impairment allowance of assets									(278 231)	(78 715)
Reversal of impairment allowances of assets	87 375	46 463	8 155	20 217	1 870	2 373	6 857	10 011	104 257	79 064
Unallocated imapairment allowances reversed									1 549	8 154
Total reversal of impairment allowances of assets									105 806	87 218

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:

- property, plant and equipment allowances;
- receivables allowances;
- inventories allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.
Allowances made in the Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other activities segment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Capital Group's sales revenues by geographical segments for the first half of 2007 and for the first half of 2006.

	Revenues from sale by geographical area	
	6 months ended	
	30 June 2007	30 June 2006
Poland	13 391 392	12 363 441
Germany	5 298 161	5 448 277
Czech Republic	3 961 157	3 891 687
Baltic states (Lithuania, Latvia and Estonia)	2 583 525	1 892
Other countries	4 392 286	3 169 890
Total revenues from sale by geographical area	29 626 521	24 875 187

(all amounts in PLN thousand)

28. Financial Instruments

a) Transactions within derivatives of the Parent Company

According to market risk management policy approved by the Management Board of PKN ORLEN S.A., the reduction of the volatility of cash flows and potential losses resulting from events which could have a negative impact on the Company's result is the Company's major goal in terms of market risk management. Market risk management includes identification, measurement and definition of risk mitigation, taking into consideration fluctuation of exchange rates, interest rates and prices of goods.

According to market risk management policy revised in January 2006 the Company started to hedge its net operating exposure in EUR and USD systematically. Financial instruments used to hedge the above mentioned exposures have been currency forwards. The principles of cash flow hedge accounting were not applied to the instruments acquired and settled in the same quarter. In other cases, cash flow hedge accounting was applied to this group of financial instruments.

Hedging transactions are recognized in the financial statements as financial assets or financial liabilities at fair value. As at 30 June 2007 the fair value amounted to PLN 44.8 million. A portion determined to be an effective hedge was recognized directly in equity and the ineffective portion was recognized in the profit and loss. The cash flows resulting from the settlement of the instruments hedging the net operating exposure in EUR and USD amounted to PLN 28.5 million as at 30 June 2007.

The Company values derivatives at fair value using financial instruments valuation models that utilize widely available data from active markets. The transactions can only be concluded with reliable partners that were authorized to participate in transactions as a result of procedures obliging in the Company and within limits granted. Hedging transactions concluded by the Company aim at stabilization of the financial results and mitigation of market risk to which the Company is exposed, therefore they are not speculative transactions. Risk management process in PKN ORLEN S.A. is based on implemented procedures and activity of Financial Risk Committee monitoring the Company's risk exposure and hedging transactions portfolio.

As at 30 June 2007 the Company's portfolio did not include currency-interest rate swap transactions.

Recognition of forward hedging transactions:

	Financial assets – hedging transactions - derivatives	Financial liabilities – hedging transactions – derivatives
Fair value as at 31 December 2006	**37 241**	**8 504**
Increase due to valuation	9 254	-
Decrease due to valuation	-	6 802
Fair value as at 30 June 2007	**46 495**	**1 702**

As at 30 June 2007 the Company's portfolio comprised 96 currency forwards, including 7 forwards concerning purchase of USD currency in the amount of USD 16.7 million, 37 forwards concerning sales of USD currency in the amount of USD 148.3 million and the remaining 52 forwards concerning sales of EUR currency in the amount of EUR 311.6 million. The purchase and sale forward transactions in USD were concluded in order to hedge the planned net operating exposure in USD. The principles of hedge accounting have been applied to these instruments.

b) Transactions within derivatives of subsidiaries and jointly controlled entities

Chemopetrol, a subsidiary, has acquired interest rate swaps for trade purposes[1].

The below table presents information on interest rate swaps as at 30 June 2007:

Company	Bank	Type of transaction	Transaction concluded on	Period of transaction	Initial nominal value (in thousands)	Base interest rate	Contract value (in thousands)	Fair value in CZK thousands as at 30 June 2007
Chemopetrol	CITIBANK N.A.	Interest rate swap	6 September 2000	until 15 August 2008	9 410 USD	fix 6.70 <=> 6M USD LIBOR	max. 17 097 USD	-3 600
Chemopetrol	CITIBANK N.A.	Interest rate swap	6 September 2000	until 15 August 2008	9 410 USD	fix 6.35 <=> 6M USD LIBOR	max. 17 097 USD	-2 672

Chemopetrol has also acquired a cross currency swap for trade purposes[1].

The below table presents information on cross currency swap as at 30 June 2007:

Company	Bank	Type of transaction	Transaction concluded on	Period of transaction	Initial nominal value (in thousands)	Base interest rate	Contract value (in thousands)	Fair value in CZK thousands as at 30 June 2007
Chemopetrol	Česká spořitelna, a.s.	Cross currency swap	15 April 2005	until 15 July 2011	EUR 19 200<=> CZK 576 000	6M EURIBOR <=> 6M PRIBOR	max. EUR 25 600 <=> max. CZK 768 000	21 793

[1]) Principles of hedge accounting as defined in IAS 39 have not been applied with regard to the above described transactions.

Transactions within derivatives of subsidiaries and jointly controlled entities – continued

Basell ORLEN Polyolefins Sp. z o.o., a jointly controlled entity, has acquired interest rate swaps denominated in EUR in order to hedge against interest charge cash outflows risk related to external financing of Basell ORLEN Polyolefins Sp. z o.o.

The below table presents information on interest rate swaps as at 30 June 2007:

Company	Bank	Type of transaction	Transaction concluded on	Period of transaction	Initial nominal value (in EUR thousands) *	Base interest rate	Contract value (in EUR thousands)	Fair value in PLN thousands as at 30 June 2007
Basell Orlen Polyolefins Sp. z o.o.	Rabobank International Utrecht	Interest rate swap	12 January 2007	until 31 December 2011	78 000	EURIBOR 6M	258	972
Basell Orlen Polyolefins Sp. z o.o.	Nordea Bank Polska S.A.	Interest rate swap	12 January 2007	until 31 December 2011	78 000	EURIBOR 6M	258	972
Basell Orlen Polyolefins Sp. z o.o.	ING Bank Śląski S.A.	Interest rate swap	12 January 2007	until 31 December 2011	52 000	EURIBOR 6M	172	648
Basell Orlen Polyolefins Sp. z o.o.	Societe Generale	Interest rate swap	12 January 2007	until 31 December 2011	26 000	EURIBOR 6M	86	324
Basell Orlen Polyolefins Sp. z o.o.	KBC Finance Ireland	Interest rate swap	12 January 2007	until 31 December 2011	26 000	EURIBOR 6M	86	324

* In the first interest period ending 30 June 2007. In the following periods it is depreciated.

Transactions within derivatives of subsidiaries and jointly controlled entities – continued

ORLEN Asfalt Sp. z o.o., a subsidiary, has acquired forwards denominated in EUR in order to hedge against cash flow risk connected with sales of products.

The below table presents information on forwards as at 30 June 2007:

Company	Bank	Type of transaction	Transaction concluded on	Period of transaction	Initial nominal value (in EUR thousands)	Base interest rate	Contract value (in EUR thousands)	Fair value in PLN thousands as at 30 June 2007
ORLEN Asfalt Sp. z o.o.	Pekao S.A.	forward	29 May 2007	until 28 June 2007	340	3.8162	340	-
ORLEN Asfalt Sp. z o.o.	Pekao S.A.	forward	29 May 2007	until 18 June 2007	150	3.8160	150	-
ORLEN Asfalt Sp. z o.o.	Pekao S.A.	Forward	29 May 2007	until 4 June 2007	80	3.8156	80	-
ORLEN Asfalt Sp. z o.o.	Pekao S.A.	Forward	6 June 2007	until 6 July 2007	370	3.8284	370	23
ORLEN Asfalt Sp. z o.o.	Pekao S.A.	Forward	13 June 2007	until 13 July 2007	185	3.8365	185	13

Transactions within derivatives of subsidiaries and jointly controlled entities – continued

Anwil S.A., a subsidiary, has acquired forwards denominated in EUR in order to hedge against cash flow risk connected with sales of products[1].

The below table presents information on forwards as at 30 June 2007:

Company	Bank	Type of transaction	Transaction concluded on	Period of transaction	Initial nominal value (in EUR thousands)	Base interest rate	Contract value (in EUR thousands)	Fair value in PLN thousands as at 30 June 2007
Anwil S.A.	BH SA w Warszawie	Forward	7 May 2007	until 17 December 2007	24 000	3.7140–3.7700	24 000	- 677
Anwil S.A.	BH SA w Warszawie	Forward	30 May 2007	until 31 December 2007	6 000	3,8322	6 000	381

Anwil S.A., a subsidiary, has acquired CCIRS contract denominated in CZK in order to hedge against cash flow risk connected with loan granted to Spolana a.s.[1].

The below table presents information on CCIRS contract as at 30 June 2007:

Company	Bank	Type of transaction	Transaction concluded on	Period of transaction	Initial nominal value (in EUR thousands)	Base interest rate	Contract value (in EUR thousands)	Fair value in PLN thousands as at 30 June 2007
Anwil S.A.	BH SA w Warszawie	CCIRS	29 January 2007	until 31 December 2013	34 313	3M WIBOR + 3M PRIBOR	33 670	7 616

[1] Principles of hedge accounting as defined in IAS 39 have not been applied with regard to the above described transactions.

(all amounts in PLN thousand)

c) Financial instruments by category

	30 June 2007 (unaudited)	31 December 2006
1. Financial assets at fair value through profit and loss	39 181	22 668
2. Financial assets held to maturity	480 815	250 071
3. Financial assets available for sale, including:	1 149 091	1 638 232
- shares at fair value	1 067 851	1 576 201
- financial assets at cost decreased by impairment allowances*	33 125	24 790
- hedging instruments	48 115	37 241
4. Loans and receivables, including:	5 156 326	4 748 393
- loans granted	20 709	5 272
- trade receivables	5 135 617	4 743 121
5. Cash and cash equivalents	2 254 585	2 351 320
6. Financial liabilities at fair value through profit and loss	1 724	8 525
7. Trade liabilities	5 936 517	5 269 065
8. Interest-bearing loans and borrowings	10 048 096	10 489 105

*Financial assets included mainly shares which were not valued at fair value due to lack of an active market.

d) Interest rate risk

The Group's financial liabilities are held to maturity. The effective interest rate is similar to nominal interest rate (loan margins and commissions are at relatively low level). Cash flow surpluses are deposited primarily in treasury securities i.e. State Treasury bills and/or bonds.

The Group uses bank loan financing. The fluctuation of interest rates impacts both financial expenses (interests on loans and borrowings) and financial revenues (interests on deposited cash).

The amount of fixed interest rates as well as margins used in respect of floating interest rates loans are described in detail in Note 19.

e) Credit risk

f)

The Group has implemented policies governing granting of credit limits to customers. Each non-cash customer is individually assessed with regard to credit risk. A portion of trade receivables is insured within an organized trade credit insurance program. Trade receivables are monitored on a regular basis. In the event of occurrence of overdue receivables, sale is withheld and debt enforcement procedures implemented as described by the obliging procedures. Receivables considered difficult to recover are covered with an impairment allowance.

Maximum trade credit limit risk is described in detail in Note 13.

(all amounts in PLN thousand)

f) Currency risk

The Capital Group performs activities exposed to currency risks. The Parent hedged:

- Its net operating exposure in EUR with currency forwards stabilizing cash flows from sales of petrochemicals and
- Cash flows from sales of refinery products as well as purchases of REBCO crude oil dependent on USD/PLN exchange rate.

Anwil, belonging to the ORLEN Group, hedged its net operating exposure in EUR with currency forwards stabilizing cash flows from sales of products. The company acquired also CCIRS denominated in CZK/PLN hedging against cash flow risk connected with loan granted to Spolana a.s.

Basell ORLEN Polyolefins Sp. z o.o. acquired IRS contract (denominated in EUR) in order to hedge against interest charge cash outflows risk related to external financing.

ORLEN Asfalt Sp. z o.o. acquired forwards denominated in EUR in order to hedge against cash flow risk connected with sales of products.

Other Group companies did not use hedging instruments to hedge against currency risk due to insignificant share or lack of currency transactions.

The Group uses currency loans and borrowings. Their structure was described in detail in Note 19.

The Group owns cash and cash equivalents denominated in foreign currencies. Their structure was described in detail in Note 16.

29. Cost by kind

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Materials and energy	17 452 058	13 920 750
Cost of merchandise and materials sold	6 769 176	6 046 321
External services*	1 581 729	1 444 842
Payroll, social security and other employee benefits	956 678	749 107
Depreciation	1 201 256	1 030 829
Taxes and charges	184 125	163 420
Other	565 777	300 005
	28 710 799	**23 655 274**
Change in inventory and prepayments	(533 021)	(67 114)
Cost of products and services for own use	(8 026)	(62 307)
Operating cost	**28 169 752**	**23 525 853**
Distribution expenses	(1 526 527)	(1 274 414)
General and administrative expenses	(766 612)	(538 483)
Other operating expenses	(427 070)	(169 373)
Cost of finished goods, merchandise and raw materials sold	**25 449 543**	**21 543 583**

* *including PLN 8,777 thousand in the first half of 2007 and PLN 6,989 thousand in the first half of 2006 of research and development cost*

(all amounts in PLN thousand)

30. Other operating revenues and expenses

Other operating revenues

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Profit on sale of non-financial non-current assets	18 126	33 631
Provision reversal	47 718	17 105
Reversal of impairment allowances of assets	105 806	87 218
Proceeds from perpetual usufruct of land	14	17 569
Penalties and compensations earned	4 008	4 768
Other	34 038	85 633
Total	**209 710**	**245 924**

Allowance reversed for:	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Receivables	51 168	55 186
Inventories	22 862	14 859
Property, plant and equipment and intangible assets	31 776	17 173
Total	**105 806**	**87 218**

Other operating expenses

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Loss on sale of non-financial non-current assets	40 348	4 993
Creation of provisions	27 437	16 237
Impairment allowances of assets	278 231	78 715
Donations	4 793	5 396
Nonculpable shortages in current assets	4 131	3 587
Impairment due to overdued, written off and uncollectible receivables	19 276	-
Other	52 854	60 445
Total	**427 070**	**169 373**

Impairment allowances for:	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Property, plant and equipment	211 550	11 894
Receivables	46 670	54 681
Inventories	17 872	6 408
Goodwill and intangible assets	2 139	5 732
Total	**278 231**	**78 715**

(all amounts in PLN thousand)

31. Net financial revenues and expenses

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Interest paid	(281 790)	(122 055)
Negative foreign exchange differences surplus	(32 753)	(133 323)
Interest received	59 343	34 189
Positive foreign exchange differences surplus	160 827	142 711
Gains on trade in shares and other securities	-	4 534
Dividends received	5 768	8 656
Decrease in receivables allowances	5 886	4 135
Increase in receivables allowances	(9 461)	(8 825)
Other	(4 894)	(32 007)
Total	**(97 074)**	**(101 985)**

32. Income tax

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Current tax	(402 999)	(380 824)
Deferred tax	39 204	102 923
Total	**(363 795)**	**(277 901)**

(all amounts in PLN thousand)

The difference between reported income tax expense in the profit and loss statement and the amount calculated based on profit before tax results from the following items:

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Profit before tax	1 693 037	1 593 738
Corporate income tax for 2007 and 2006 by the valid tax rate (19% in Poland)	321 677	302 810
Difference between Polish and German (40%) tax rates	2 258	1 837
Difference between Polish and Czech (24%) tax rates	23 805	15 562
Difference between Polish and Lithuanian (15%) tax rates	13 475	-
Fair value measurement of Kaucuk	19 264	-
Valuation of entities accounted under the equity method	(23 490)	(18 845)
Other	6 806	(23 463)
Corporate Income Tax	363 795	277 901
Effective tax rate	21%	17%

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is also a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

As the Group companies are separate taxpayers, the deferred tax assets and liabilities in the individual companies must be evaluated on a standalone basis. As a result, the consolidated balance sheet presents deferred tax assets of PLN 186,337 thousand as at 30 June 2007 and PLN 165,928 thousand, as at 31 December 2006 and deferred tax liabilities of PLN 1,700,321 thousand as at 30 June 2007 and PLN 1,765,761 thousand as at 31 December 2006.

(all amounts in PLN thousand)

The net deferred tax liability as at 30 June 2007 and 31 December 2006 comprised of the following:

	30 June 2007 (unaudited)	31 December 2006
Deferred tax assets:		
Land reclamation provision	79 972	78 650
Difference between carrying amount and tax base of property, plant and equipment	67 744	78 923
Other receivables allowances	32 303	26 344
Expenses due to jubilee bonuses, retirement benefits and unused holiday	42 030	46 967
Expenses for loyalty programme prizes	7 054	12 601
Impairment of property, plant and equipment and intangible assets	60 688	30 796
Financial instruments	-	11 498
Impairment of non-current financial assets	14 430	18 633
Impairment allowance of inventories	7 493	6 350
Expenses due to liquidation of property, plant and equipment and intangible assets	7 062	15 559
Other provisions	57 365	47 193
Unrealised negative foreign exchange differences	37 755	59 321
Bonds valuation - UNIPETROL	24 202	25 337
Impairment allowance for inventories valued at net realisable value	1 667	17 920
Unused holiday accrual	8 187	6 481
Other payroll expenses	9 081	18 354
Accrued expenses	35 585	24 530
Other	31 288	59 199
Total deferred tax assets	523 906	584 656
Deferred tax liabilities:		
Investment relief *	95 241	104 680
Difference between carrying amount and tax base of property, plant and equipment	1 833 309	1 958 509
Difference in contribution in kind	44 639	42 870
Finance lease treated as operational for tax purposes	25 514	26 606
Financial instruments	3 488	-
Other	35 699	51 824
Total deferred tax liabilities	2 037 890	2 184 489
Deferred tax liabilities, net (Deferred tax liability - deffered tax assets)	1 513 984	1 599 833

* Detailed information in Note 36 c.

33. Leasing

a) The Group as a lessee

Operating lease

Lease agreements and other agreements of an operating nature regard mainly the lease of tanks, petrol stations, vehicles and computer equipment. The agreements do not include any clauses in respect of contingent rent. In the concluded agreements general operating lease conditions are in force, there are no particular restrictions and additional conditions. Most of operating lease agreements do not have any purchase options. In most cases there is a possibility to renew an agreement.

(all amounts in PLN thousand)

Future minimum lease payments under non-cancelable operating lease agreements as at 30 June 2007 and 31 December 2006 were as follows:

	30 June 2007 (unaudited)	31 December 2006
Up to 1 year	59 791	58 387
Between 1 and 5 years	203 231	150 573
Above 5 years	4 996	-
Total minimum lease payments	**268 018**	**208 960**

Finance lease

Finance lease agreements regard mainly the lease of buildings, technical equipment and machinery as well as vehicles.

In the concluded agreements general finance lease conditions are in force, there are no particular restrictions and additional conditions. The agreements do not include any clauses in respect of contingent rent and they offer purchase options. In most cases there is a possibility to renew an agreement.

Future minimum lease payments under non-cancelable finance lease agreements described above as at 30 June 2007 and 31 December 2006 were as follows:

	30 June 2007 (unaudited)	31 December 2006
Up to 1 year	31 370	34 040
Between 1 and 5 years	60 692	62 602
Above 5 years	1 091	704
Total minimum lease payments	**93 153**	**97 346**

Present value of minimum lease payments under non-cancelable finance lease agreements described above as at 30 June 2007 and 31 December 2006 were as follows:

	30 June 2007 (unaudited)	31 December 2006
Up to 1 year	30 913	33 834
Between 1 and 5 years	59 928	61 599
Above 5 years	1 088	543
Total present value of minimum lease payments	**91 929**	**95 976**

The difference between total minimum lease payments and their present value results from discounting of lease payments with a percentage rate per an agreement.

(all amounts in PLN thousand)

The net carrying amount for each class of asset as at 30 June 2007 and 31 December 2006 was as follows:

	30 June 2007 (unaudited)	31 December 2006
Intangible assets	**1 457**	**1 524**
computer software	1 457	1 524
Property, plant and equipment	**132 489**	**155 587**
buildings and constructions	93	97
machinery and equipment	49 441	54 118
Vehicles	82 803	100 476
Other	152	896

b) The Group as a lessor

Operating lease

Operating lease agreements regard the lease of machinery, equipment, buildings and cars. Most of the agreements were concluded for an indefinite period.

Future minimum lease payments under non-cancelable operating lease agreements as at 30 June 2007 and 31 December 2006 were as follows:

	30 June 2007 (unaudited)	31 December 2006
Up to 1 year	470	597
Between 1 and 5 years	2 113	2 975
Above 5 years	-	4 289
Total minimum lease payments	**2 583**	**7 861**

Finance lease

Finance lease agreements regard the lease of equipment on the petrol stations. The agreements were concluded for a definite period and will expire until the end of 2007.

The gross investments in the lease as at 30 June 2007 and 31 December 2006 for future periods up to 1 year amounted to PLN 14 thousand and PLN 621 thousand, respectively.

As at 30 June 2007 there was no difference between the gross investment in the lease and the present value of minimum lease payments receivable and as at 31 December 2006 the difference amounted to PLN 168 thousand.

As at 30 June 2007 and 31 December 2006 the Group companies did not record contingent rents recognized in the profit and loss and allowances for bad debts concerning minimum lease payments. There were also no unguaranteed residual values accruing to the benefit of the Group.

(all amounts in PLN thousand)

34. Incurred and planned investment expenditures and commitments resulting from investment expenditures

Investments expenditures in the first half of 2007 accounted for PLN 1,192,809 thousand, including PLN 84,506 thousand of environmental protection related investments. Planned investment expenditure in the Group in the period of 12 months from the balance sheet date amounts to PLN 3,241,458 thousand, including PLN 284,736 thousand of environmental protection related investments. As at 30 June 2007 future liabilities resulting from signed contracts amounted to PLN 918,396 thousand.

35. Related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants and their other relatives

In the first half of 2007 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging Management Board, Supervisory Board and their relatives, to render services to the Company and related parties.

As at 30 June 2007 the Group companies did not grant any loans to managing and supervising persons and their relatives.

In the first half of 2007 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons of the Company and supervising persons of Group companies

In the first half of 2007 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures" from the supervising persons of the Company and supervising persons of the Group companies.

	Sale	Purchase	Receivables	Liabilities
Legal persons *	109 137	60 049	46 359	4 004
Natural persons	-	-	-	-

* Transactions in the period of performing duties as supervising persons in the Company.

c) Transactions with related parties concluded through the managing persons of the Company and managing person sof the Group companies

In the first half of 2007 the managing persons of the Company and managing persons of the Group companies did not conclude any significant transactions with related parties in regard of IAS 24 "Related Party Disclosures".

d) Transactions with related parties concluded through the key management personnel of the Company and key management personnel of the Group companies

In the first half of 2007 the key management personnel of the Company and key management personnel of the Group companies did not conclude any significant transactions with related parties in regard of IAS 24 "Related Party Disclosures".

(all amounts in PLN thousand)

e) Transactions with related parties accounted for using equity method were concluded on market conditions and are presented below:

	Companies accounted for using equity method
Sale	
I half 2007	7 104
I half 2006	12 667
Purchase	
I half 2007	85 989
I half 2006	91 072
Current receivables	
30 June 2007	3 459
31 December 2006	3 748
Short-term liabilities	
30 June 2007	24 535
31 December 2006	26 137

The above transactions with related parties relate to sale and purchase of petrochemicals, as well as purchase of repair, transport and other services.

(all amounts in PLN thousand)

36. Contingent liabilities and risks

a) Guarantees and sureties of the Capital Group in the first half of 2007

	31 December 2006	Increase/ Decrease	30 June 2007	Expiration of guarantee/ surety
guarantee of payment for the benefit of lithuanian bank in relation to mandatory tender offering for shares attributable to minority shareholders of Mazeikiu Group	1 283 452	(1 283 452)	-	29.01.2007
guarantees issued by PKN ORLEN Group for the benefit of legal persons related to contractual obligations of PKN ORLEN Group	62 560	19 610	82 170	30.06.2013
customs guarantees issued by Unipetrol a.s. and the Parent as collateral of liabilities to Customs Office due to import of merchandise	4 832	(90)	4 742	03.03.2008
collateral for factoring with recourse and for customers' liabilities related to the PayLink Card Agreement issued by ORLEN Oil Sp. z o.o. and ORLEN PetroTank Sp. z o.o.	4 092	(171)	3 921	30.09.2007
bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	919	1 691	2 610	28.09.2007
Other	2 905	164	3 069	31.12.2010
Total guarantees and sureties:	**1 358 760**	**(1 262 248)**	**96 512**	

As at 31 December 2006 contingent liabilities of Mazeikiu Group are presented in accordance with IFRS 3 „Business Combinations" as liabilities arose at the day of acquisition. The detailed information was presented in note 22.

b) Other contingent liabilities of the Capital Group in the first half of 2007

	31 December 2006	Increase/ Decrease	30 June 2007
excise tax guarantees (including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of excise goods kept on warehouse under the excise tax suspension procedure)*	1 060 684	199 329	1 260 013
letter of credits	42 082	40 297	82 379
legal proceedings related to real estates with undefined legal status	23 153	(3 958)	19 195
anti trust proceeding of the Office for Competition and Consumers' Protection in respect of setting the price formula of anti-freeze engine coolant and glycol (detailed information in note 36 h)	14 000	-	14 000
legal cases	9 998	5 674	15 672
Total other contingent liabilities:	**1 149 917**	**241 342**	**1 391 259**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**2 508 677**	**(1 020 906)**	**1 487 771**

*including as at 30 June 2007 excise tax guarantee of PKN ORLEN S.A. in the amount of PLN 852,719 thousand related to products in production plant in Plock, tax warehouses and warehouse bases (owned by PKN ORLEN S.A. and belonging to third parties) as well as bank guarantees of PKN ORLEN S.A. in the amount of 278,660 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych Sp. z o.o. (former NAFTOBAZY Sp. z o.o.).

(all amounts in PLN thousand)

c) Risk of loosing tax relieves

Investment relief

In accordance with tax regulations, in force in previous years, the Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:

- Investment expenditures incurred in a given tax year (Investment relief)
- 50% of the previous year's investment relief (Investment premium).

During the period 2002-2003 the Group companies, in accordance with Polish law, reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2002	14 234	49 222
2003	-	6 923
Total	**14 234**	**56 145**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities. The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

Due to acquisition of assets in the Czech Republic, PKN ORLEN Group is subject to regulations included in investment relieves act and income tax act being in force in the Czech Republic. According to Czech regulations investment relieves are of contingent nature. Breach of certain conditions results in losing the right to the investment relief and obliges to return of the relief (repayment of tax liability for all years, in which the relief was used) increased by the appropriate fines.

As at the date of preparation of these financial statements Unipetrol Group companies have utilized PLN 40,451 thousand of investment relieves.

In Lithuania investment relief is regulated by tax law and individual agreements signed between the company and the government of Lithuania. In accordance with the law, part of profit designated for investment is taxed with 0% rate. The State Tax Inspection is authorized to collect tax related to unused tax relief, which was improperly calculated and not fully paid within the 5 years period.

As at the date of preparation of these financial statements Mazeikiu Group companies have utilized PLN 26,087 thousand of investment relieves.

Other tax relieves

In the years from 2001 to 2005 Mazeikiu Nafta was taking advantage of the other tax relieves. As at the date of preparation of these financial statements the amount of used tax relief by Mazeikiu Nafta amounted to PLN 109,399 thousand. The period of validation of returns resulting from this tax relief has not yet expired but Mazeikiu Nafta assesses the risk of return necessity as low.

d) Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków had decided to institute tax proceedings in order to determine the excise tax liability of Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Director of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0 PLN rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority.

On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of settling the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

(all amounts in PLN thousand)

On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined Rafineria Trzebinia S.A.'s appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005 the Head of the Customs Office, upon receipt of the Director of the Customs Chamber decision, without providing any further evidence in the case, determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0 PLN rate, which according to the Management Board guarantees a positive outcome of the proceedings.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended execution of the decision in respect of setting the excise tax liability for the period of May-September 2004 at about PLN 100 million. On 14 November 2005 the Director of the Customs Chamber in Kraków had decided to refuse to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by Rafineria Trzebinia S.A. for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0 PLN. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Director of the Customs Chamber in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court in Krakow against the decision of the Director of the Customs Chamber in Kraków together with a motion to suspend execution of the decision. The complaint and the motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006. On 14 February 2006 the Director of the Customs Chamber in Kraków issued a decision on suspending execution of the decision until the case is decided by the Woivodship Administrative Court.

The hearing regarding complaint against the decision of the Director of the Customs Chamber in Kraków dated on 30 December 2005 for the period from May to September of 2004 was held on 12 June 2007 in the Woivodship Administrative Court in Kraków. The Court obliged Rafineria Trzebinia S.A. to complete the complaint by additional documents but has not set any new dates for next hearing.

On 26 July 2007 the Woivodship Administrative Court in Kraków, after examination on its sitting in chambers, of complaint of Rafineria Trzebinia S.A. against decisions of the Director of the Customs Chamber in Kraków setting the excise tax liability for the period of May-August 2004, issued a decision to suspend the proceedings until the Rafineria Trzebinia's complaint on decisions of the Director of the Customs Chamber in Kraków dated 9 June 2005 relating to reversal of the decision of Head of the Customs Office in Kraków and withdrawal of the decision for the re-examination is examined, stating that the verdict on that case is vital for the proceedings.

On 12 September 2007 the plenipotary of Rafineria Trzebinia S.A. received notification of the Woivodship Administrative Court in Kraków concerning the trial in respect of Rafineria Trzebinia's complaint on decision of the Director of the Customs Chamber relating to withdrawal of the decision for the re-examination. The appointed date of the trial is 3 October 2007.

On 19 March 2007 Rafineria Trzebinia S.A. received a notification from the Customs Chamber in Kraków in respect of a submission a motion for compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of the State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia S.A. The real estates pledge for the excise tax liability for the period May-September 2004 as determined by the decisions issued by the Head of the Customs Office in Kraków. On 18 April 2007 Rafineria Trzebinia S.A. received decision dated 2 April 2007 of the District Court in Chrzanów, V Commercial Department of Commercial Register, dismissing the claim of the Director of the Customs Chamber in respect of a compulsory entry made in the mortgage register on real estates of Rafineria Trzebinia S.A.

On 21 May 2007 the Head of the Customs Office in Kraków re-submitted a motion for compulsory entry made in the mortgage register relating to real estate owned or used under perpetual usufruct by Rafineria Trzebinia S.A. On 2 August 2007 the Management Board of Rafineria Trzebinia S.A. received notifications from the District Court in Chrzanów, V Commercial Department of Commercial Register, relating to compulsory mortgage entry made in the mortgage register relating to real estate owned or subject to perpetual usufruct by Rafineria Trzebinia S.A. The mortgage was entered to the benefit of Customs Chamber in Kraków of the total amount of PLN 100,719 thousand. Real estate is situated in Trzebinia and constitutes in total the whole plant of Rafineria Trzebinia S.A. The entry was made to secure the claims of Customs Chamber relating to excise tax liability for the period of May-September 2004, which are subject to dispute in front of Woivodship Administrative Court. Entries in the mortgage register are not legally binding. Rafineria Trzebinia S.A. appealed against the mentioned Court's sentence above.

(all amounts in PLN thousand)

The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is a high probability of a positive outcome, based on the evidence and arguments raised by Rafineria Trzebinia S.A.. As a result there is no provision related to the case in these consolidated financial statements for the period ended 30 June 2007.

On 6 March 2007, the Management Board of Rafineria Trzebinia S.A. filed a motion to the Customs Office in Kraków to spread the payment of the disputable liabilities imposed based on decisions of the Head of the Customs Office in Kraków into installments.

On 5 April 2007, a decision of the Head of the Customs Office in Kraków was received by Rafineria Trzebinia S.A.. The Head of Customs Office disapproved the motion of the taxpayer, refusing to spread the tax liability into installments. On 6 April 2007, the Management Board of Rafineria Trzebinia S.A. appealed against the decision of the authority to the Head of the Customs Chamber in Kraków. On 25 June 2007 the Director of Customs Chamber in Kraków sustained the decision of the Head of Customs Office in Kraków and refused to spread the arrears in taxes into installments. Rafineria Trzebinia S.A. did not appeal against the decision of the Director of Customs Chamber in Kraków.

On 27 April 2007 the Head of the Customs Office in Kraków issued a permit to maintain tax consignment warehouse on the area of Rafineria Trzebinia S.A. until 30 April 2010.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. On 30 November 2006 Rafineria Trzebinia S.A. received a control protocol related to the above period. On 14 December 2006 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations to the content of the protocol. The reservations regarded formal faults related to the protocol as well as to control proceedings. On 28 December 2006 the Director of Tax Control Office submitted the response to reservations raised by the Plenipotentiary. Termination date of control proceedings was again extended to 28 September 2007.

On 12 May 2006 Rafineria Trzebinia S.A. received a decision of the Director of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of calculation and settlement of value added tax and excise tax for the period from 1 January 2004 to 30 April 2004. On 15 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a control protocol related to the above described period. On 29 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations and considerations to this protocol which included, among other matters, lack of legal basis for the control proceedings related to the specified period in conjunction with the decision of the Head of the Customs Office in Kraków dated 17 September 2004 that waived the proceedings on determination of excise tax liability for January, February and March 2004 due to lack of legal substance. In addition the Plenipotentiary raised reservations in respect of lack of legal opinion on the matter subject to control in the control protocol.

In a letter dated 6 February 2007, the Tax Control Inspector representing the Tax Control Office in Kraków presented the office's position in respect of reservations to the control protocol for the period January-April 2004 that had been raised by the Plenipotentiary. Termination date of control proceedings was extended to 28 September 2007.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in these consolidated financial statements for the period ended 30 June 2007.

On 22 October 2006 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska in Kraków regarding institution of control proceedings with respect to value added tax liability for the period of January, February and April – August 2005.

On 26 February 2007 the Head of Tax Office for Małopolska, seated in Kraków, had decided to institute tax control proceedings with regard to setting of value added tax liability for March 2005.

The above proceedings concern intracommunity supplies of finished goods and merchandise.

On 3 September 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice of the Head of the Tax Office for Małopolska extending to 31 October 2007 the tax control proceedings with respect of value added tax liability for the period from January to August 2005.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the

(all amounts in PLN thousand)

opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in these consolidated financial statement for the period ended 30 June 2007.

On 10 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Customs Office in Kraków regarding institution of control proceedings with respect to excise tax liability for the period of November-December 2004. The proceedings concern deducting of input excise tax on purchased components with excise tax paid by the party not being an excise tax payer, from the output excise tax.

The Head of the Customs Office in Kraków has issued a decision on 31 May 2007 stating the amount of excise tax liability of PLN approximately 600 thousand. The amount of the tax liability and penalty interest was already paid by Rafineria Trzebinia S.A. On 14 June 2007 Rafineria Trzebinia S.A. appealed from the above mentioned decision to the Director of the Custom Chamber in Kraków. The appeal has not been considered till the date of preparation of these financial statements. According to the tax-legal opinions there is a high probability of winning the dispute in the administrative- court proceedings and therefore there is no provision created by Rafineria Trzebinia S.A. in the consolidated financial statement for the period ending 30 June 2007.

Net consolidated assets of Rafineria Trzebinia amounted to PLN 501,991 thousand as at 30 June 2007. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia amounted to 77.15%.

e) The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the EU Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel fuels while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no decrees of the Minister of Economy in respect of quality requirements for biofuels were available.

On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia S.A. appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due to the lack of legal substance as Rafineria Trzebinia S.A. violated neither laws nor the concession obligations. The motion submitted by Rafineria Trzebinia S.A. included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Court of Competition and Consumers Protection, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia S.A. – an entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive?". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed on the Company in relation to trade of fuels not meeting quality standards defined in the decree dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire.

On 2 April 2007 the Court of Competition and Consumers Protection Court in Warsaw pronounced a sentence giving consideration to Rafineria Trzebinia S.A.'s appeal and changing the decision of the Chairman of the Energy Regulatory Office in respect of the fine of PLN 1,000 thousand by waiver of proceedings.

According to the Court, Rafineria Trzebinia S.A. traded in biofuels with a 20% fraction of biocontent in line with terms of the concession regarding production of liquid fuels.
None of the concession terms banned production of fuels with specified parameters. According to the concession Rafineria Trzebinia S.A. is obliged to control the quality of fuels on a current basis and to issue quality certificates which may concern parameters set by law (for example decree) or mutual agreements. As in the period covered by the decision of the Chairman of the Energy Regulatory Office there were no quality standards set by decrees defining

(all amounts in PLN thousand)

quality requirements for biocontent and liquid biofuels and Rafineria Trzebinia S.A. produced biofuels by the terms of the concession and the agreements and issued quality certificates confirming that parameters of fuels produced are in line with parameters set in the agreements, it means that Rafineria Trzebinia S.A. could produce biofuels with a 20% fraction of biocontent. This way the Court admitted that the decision of the Chairman of the Energy Regulatory Office offended article 56 par. 1 point 12 of Energy Law, changed the decision and waived the proceedings due lack of legal substance. The verdict is not binding yet.

On 22 May 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received the appeal of the Chairman of the Energy Regulatory Office. Both the Chairman of the Energy Regulatory Office and Rafineria Trzebinia S.A. sustain their positions.

The response of Rafineria Trzebinia S.A. to the appeal of the Chairman of the Energy Regulatory Office dated 8 May 2007 from the verdict as at 2 April 2007 of District Court in Warsaw – the Court of Competition and Consumers Protection was sent to the VI Civil Department of District Appeal Court in Warsaw on 31 May 2007.
Until the date of preparation of these consolidated financial statements the date of the trial at the Appeal Court has not been appointed yet.

f) Standing of Rafineria Trzebinia S.A. in connection with its Management Board's decision to temporarily discontinue production and sales of the ON BIO biofuel containing 20% of FAME esters

The immediate reason for the decision to temporarily discontinue production and sales of the biodiesel containing 20% of FAME esters was the Decree of the Minister of Finance dated 22 December 2006 reducing excise tax relieves. As a consequence, the financial standing of Rafineria Trzebinia S.A., an owner of modern biofuel production installation, deteriorated and the bank creditors of Rafineria Trzebinia S.A. demanded additional collateral on Rafineria Trzebinia's property.

The establishing of collateral must have been preceded by conclusion of agreements between Rafineria Trzebinia S.A. and PKN ORLEN and banks: Pekao S.A. and BPH S.A.

PKN ORLEN as a strategic investor has actively engaged in financial standing improvement process of Rafineria Trzebinia S.A.

On 5 March 2007, an agreement was signed in Warsaw between Rafineria Trzebinia S.A., PKN ORLEN, Pekao S.A. bank and BPH S.A. bank. The agreement regarded restructuring of indebtedness of Rafineria Trzebinia S.A. to banks and PKN ORLEN.

The agreement defined conditions for repayment of bank loan liabilities of Rafineria Trzebinia S.A. due to Pekao S.A. and BPH S.A. banks as well as amounts due to PKN ORLEN. It has also provided that Rafineria Trzebinia S.A. has to present satisfactory legal and property collaterals that would secure repayment of financial liabilities to the banks and PKN ORLEN. According to the schedule contained in the agreement, till 30 June 2007 Rafineria Trzebinia S.A. has partially repaid its bank loan liabilities to PEKAO S.A. and BPH S.A. in the amounts of PLN 30,000 thousand and PLN 5,000 thousand, respectively. It has also provided PKN ORLEN with the partial payment of its trade liabilities amounting to PLN 15,000 thousand.

The above described conditions of cooperation with the banks as well as the support granted by PKN ORLEN S.A. as a major shareholder have enabled Rafineria Trzebinia S.A. to conduct usual business activities, implement stabilization strategies and rebuild positive customer relations.

On 18 April 2007, after the approval of the corporate bodies, the Management Board of Rafineria Trzebinia S.A. signed an agreement with PKN ORLEN for composition of fuels with a fraction of biocontent up to 5%. The agreement enabled better utilization of assets such as warehouse spaces and production capacities of biodiesel installation.

The Management Board of Rafineria Trzebinia S.A. after performing the detailed legal and financial analysis has adopted a resolution on 11 May 2007 regarding implementing a new product on domestic market – methyl ester as an intrinsic fuel named "BIOESTER".

On 16 July 2007 the Management Board of Rafineria Trzebinia S.A. decided to resume diesel oil ON BIO production containing 20% of bio components – higher fatty acid esters FAME. The decision about the resumption of the production was made after performing by Rafineria Trzebinia S.A. the detailed economic analysis in relation to changes in the Excise Tax Act. The Management Board of Rafineria Trzebinia S.A. considers that resolved tax changes as well as other planned changes and solutions supporting the development of alternative source of energy motivate resumption of the production and sales of bio fuels by the Refinery.

(all amounts in PLN thousand)

In order to complete the set of bio fuel products the Management Board of Rafineria Trzebinia S.A. intends to introduce sales of diesel oil containing 30% of bio components assigned for certain car fleets. The introduction of a new fuel production will be possible after achievement of profitability on sales.

Net consolidated assets of Rafineria Trzebinia S.A. Group amounted to PLN 501,991 thousand as at 30 June 2007. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia S.A. amounts to 77.15%.

g) Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of the Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Płock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement and then filed a law suit against PKN ORLEN, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.

Court proceedings in which PKN ORLEN S.A. acts as a defendant

As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.

The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided. The amount of claim is updated by the amount of interests.

On 3 August 2005 a complaint was filed against the above decision to suspend of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision to suspend of proceedings.

On 20 August 2007 the Legal Office placed on behalf of PKN ORLEN S.A. motion applying for undertaking previously suspended proceedings. This motion has not been considered yet. On 13 September 2007 the plenipotary of PKN ORLEN S.A. received the letter in proceedings of the plaintiff objecting against undertaking previously suspended proceedings. According to the decision dated 17 September 2007 the court objected to undertake previously suspended proceedings.

Court proceedings in which PKN ORLEN S.A. acts as an outside intervener

On 4 January 2007 the District Court in Warsaw decided to undertake the previously suspended proceedings due to the Polish Constitutional Tribunal's statement issued on 25 October 2006 (current signature XVI GC 23/06).

On 8 March 2007 the first seating of the case where PKN ORLEN acts as an outside intervener took place. The parties were entitled to declare its positions in front of the court. The next seating has been postponed for an indefinite period. The letter in proceedings on behalf of PKN ORLEN was sent to the court on 22 March 2007.

On 4 April 2007 the Company received the letter in proceedings of ZEP S.A. dated 22 March 2007, in which ZEP S.A. supported its statement in the case and claimed to waive the motion of PSE S.A. concerning issuance of a partial verdict and motions of evidence raised by PSE S.A.

On 6 April 2007 another letter in proceedings on behalf of PKN ORLEN as an outside intervener was sent to the court. In the letter PKN ORLEN approved the motion of ZEP S.A. to raise a legal query to the Polish Constitutional Tribunal and explained its statement in the case.

The Company received also the letter in proceedings of PSE S.A. dated 25 April 2007, in which PSE S.A. supported its claims and its statement included in the previous letters as well as presented its opinion about statements and motions presented in the letter of an outside intervener. Moreover, PSE S.A. supported and explained its motion concerning issuance of a partial verdict.

On 20 June 2007 PSE S.A. sent the letter in proceedings where it sustained and developed conclusions.

(all amounts in PLN thousand)

h) Anti-trust proceedings

As at the date of the preparation of these consolidated financial statements, the Company is a party in anti-trust proceedings:

- Upon the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") dated 21 March 2005, an anti-trust proceedings were started in connection with an allegation that PKN ORLEN S.A. in Płock concluded an agreement with Lotos S.A. group in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.

  The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by Lotos S.A. group. On 22 February 2006 the proxy of PKN ORLEN S.A. filed complaint against the decision of Chairman of OCCP refusing taking into account one of the PKN ORLEN's motions concerning limitation of access rights to evidence by Lotos S.A. group. On 14 April 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 31 May 2006, and subsequently until 31 August 2006. As at the date of preparation of these consolidated financial statements the proceedings were not finalized. The decision on prolongation of the proceedings was also not delivered.

  By virtue of the actual course of the proceedings, limited to court verification of decisions issued by the Chairman of OCCP, it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of evidence that would indicate concluding of a prohibited agreement, the Company assesses risk of fine as low.

- On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol market and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings the Chairman of OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the decision. On 13 August 2001 the Anti-Trust Court annulled fully the decision of the Chairman of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 the provision was fully reversed in PKN ORLEN. On 4 October 2001 the Chairman of OCCP submitted an annulment to the verdict.

  On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001.

  The case was conducted again by the District Court in Warsaw, the Consumer and Competition Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the judgment again revoking the appealed decision of the Chairman of OCCP.

  Due to the letter from OCCP that had been received on 21 March 2005, PKN ORLEN answered the questions of OCCP on 11 April 2005. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP concerning conclusion of proceedings to take evidence was received. PKN ORLEN S.A. was given a fourteen-day period to get acquainted with the evidence gathered. On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumers' Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze engine coolant Petrygo. The setting was acknowledged as inadequate to increase in price of glycol (basis raw material for this coolant). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.

  On 29 January 2007 PKN ORLEN filed a cancellation to this decision to the District Court in Warsaw, the Consumer and Competition Court. As at the present date, the date of the seating in respect of the cancellation has not yet been set.

  The financial statements do not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN, upon receipt of independent legal opinions, a risk that the Company is

(all amounts in PLN thousand)

charged with a fine is remote. However due to the actual status of proceedings related to PETRYGO these consolidated financial statements include contingent liability in the amount of PLN 14,000 thousand.

- On 23 February 2007, the Company received a letter in which the Delegates of OCCP in Wrocław informed that the explanatory proceedings aiming at initial explanation of claims raised by Petra Sp. z o.o. concerning alleged activities of PKN ORLEN against competition on the local market in Twardogóra have been started. On 17 April 2007, at the request of Petra Sp. z o.o., the Delegates of OCCP in Wrocław started anti-trust proceedings concerning an allegation that PKN ORLEN applies practicies reducing competition on the local retail market of liquid fuels in Twardogóra. On 30 May 2007 PKN ORLEN made a comprehensive statement indicating that the claims in respect of applying extremely low prices in order to eliminate Petra Sp. z o.o. from the market are unfounded. On 30 August 2007 the Delegates of OCCP in Wrocław received a complementary letter issued by PKN ORLEN including additional reasons indicating that no anti-trust practices have been applied on the local market in Twardogóra. The Delegates of OCCP in Wrocław have not informed yet about the anticipated date of conclusion of the anti-trust proceedings.

  Due to the fact that the proceedings are in the initial phase the estimation of the risks is not possible.

l) Risk connected with the disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.

In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.

Agrofert Holding a.s. agreed that PKN ORLEN S.A. disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 with interests. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN has decided to withdraw (in the understanding of the Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interests. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interests.
The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of compensation of loss related to unfair competition, illegal violation of reputation of Agrofert Holding a.s.

The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interests. The amount claimed by Agrofert Holding a.s. is analyzed by the Company's legal advisors, and the arbitration proceedings are in progress.

As at the date of preparation of these financial statements, the parties are conducting mediations aimed at amicable settlement of the dispute in respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. The Management Board of the Company hopes that, as a consequence of series of mediation meetings, the Company and ConocoPhillips will soon finalize the mediation process with favorable outcome to both parties.

(all amounts in PLN thousand)

The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of the agreements.

j) Risk connected with agreements with DEZA a.s.

In August and September 2005 Unipetrol a.s. received letters from Deza a.s., requesting execution of the agreements regarding sale of shares in Agrobohemie a.s. and Aliachem a.s. (presently Synthesia a.s.). Unipetrol a.s. and Deza a.s. each own 50% shares in Agrobohemie a.s. The shareholder structure in Synthesia a.s. is as follows: Agrobohemie a.s. owns 55.01% shares, Unipetrol a.s. – 38.79% and Deza a.s. – 4.67%. The remaining 1.53% of shares is owned by minority shareholders of Synthesia a.s.

Letters received from Deza regarded the agreements for future transfer of shares, concluded between Unipetrol a.s. and Deza a.s. in relation to shares in Agrobohemie a.s. and Synthesia a.s. on 12 October 2000 and 15 August 2001, respectively. The Management Board of Unipetrol a.s., having thoroughly analyzed the signed agreements and received letters, concluded that these documents contain serious legal defects as well as deviate from standard market practices. Consequently, the Management Board of Unipetrol a.s. proposed Deza a.s. to modify the transaction documents in order to ensure their compliance with binding Czech law as well as market standards and practices. In spite of efforts of Unipetrol a.s., Deza a.s. rejected proposals of the Management Board of Unipetrol a.s.. On 26 January 2006 Deza a.s. filed to the court its claim for contractual penalties against Unipetrol a.s. based on the argument that Unipetrol, a.s. breached its obligation to sign the share transfer agreements. On the basis of the above mentioned agreements, Deza a.s. calculated the penalties in the amount of CZK 1.5 million per day. On 22 August 2006 Deza a.s. filed additional claim to the court in respect to execution of the agreements concerning transfer of shares and in respect to damages with Unipetrol's breach to execute the share transfer agreements being the arguments in both cases. In the second half of 2006 Unipetrol a.s. and Deza a.s. commenced negotiations in order to potentially achieve a compromise amicably out-of-court proceedings. Until the date of preparation of these consolidated financial statements the negotiations have not been finished and no agreement has been concluded with Deza a.s. in respect to the shares transfer. Despite the efforts of Unipetrol a.s. related to conclusion of agreements acceptable for both parties, probability of concluding of such agreements is difficult to predict.

In relation to the fact that no compromise agreement has been signed between Unipetrol a.s. and Deza a.s., it cannot be excluded that the court proceedings presently stayed at the request of the two parties will be continued in case no settlement is reached. The completion date for these proceedings as well as final decisions related to invalidity of the agreements, payment of contractual penalties or indemnities for the benefit of Deza a.s. are difficult to be defined. Court proceedings in the Czech Republic usually last a few years depending on circumstances.

In addition, Unipetrol a.s. has currently no access to any business information connected with future development of Agrobohemie a.s. and Synthesia a.s. and is unable to manage, control or influence the financial and operating standing of both entities due to the fact that they are controlled by Deza a.s. The feasibility of sale of shares by Unipetrol a.s. to any third party entities is limited in this situation.

The above described circumstances may have significant negative impact on value of shares of Unipetrol a.s. in Agrobohemie a.s. and Synthesia a.s. By virtue of uncertainties in relation to future outcome of court proceedings as well as due to difficulties in determination of the fair value of shares, neither impairment allowance in respect of the value of shares was recognized nor was provision for contractual penalties created in the financial statements.

Due to loss of significant influence of Unipetrol Group on associated companies: Synthesia a.s., Agrobohemie a.s. as of 30 September 2005, these assets were accounted for using the equity method and included in the consolidated balance sheet of Unipetrol a.s. as at 30 June 2007 as long-term financial investments of PLN 479,033 thousand (translated from CZK using the exchange rate applicable for 30 June 2007).

k) Compensation program for employees

On 27 March 2006 the Agreement on rules of cooperation of social partners in restructuring processes of Polski Koncern Naftowy ORLEN S.A. and on employees' rights connected with those processes, was signed. The agreement concerns employees of PKN ORLEN S.A. subject to restructuring and reorganization processes.

According to the Agreement, employee subject to the restructuring process is entitled to dissolve the employment contract by mutual consent due to reasons independent from employees and to receive a single money consideration of PLN 50 thousand increased by PLN 4 thousand for every started year of service with PKN ORLEN or its legal predecessors. In case of definite dismissal in accordance with "Particular principles of dissolution of employment contracts due to reasons independent from employees act" of 13 March 2003 (Official Journal no. 90, item 844 with later amendments), an employee is entitled to receive a consideration equal to 40% of the consideration in accordance with Voluntary Leave Program (VLP). In case of non-acceptance of new job or salary conditions, an employee is entitled to receive a consideration equal to 3-months' salary.

(all amounts in PLN thousand)

In addition, an employee taking part in Voluntary Leave Program has a possibility to participate in a selected training financed by the employer up to the limit of PLN 2 thousand.

Employees subject to the restructuring program, who agreed to change the workplace within the organizational structure of PKN ORLEN, for such which is within the distance of more than 40 kilometers, are entitled to receive a relocation package comprising of: relocation bonus (PLN 8 thousand), refund of relocation costs, refund of real estate agency costs and refund of rent for the period of 12 months (maximum PLN 2 thousand monthly).

l) Shield programs

The Voluntary Leave Programme (VLP) was launched in PKN ORLEN S.A. to support the restructuring process conducted in the Company. VLP provides additional money considerations for employees with whom the employment agreement was or would be dissolved by mutual consent due to reasons independent from employees by virtue of the restructuring process.

Due to the above, the Parent Company created a provision in the amount of PLN 236,000 thousand in accordance with the resolution of the Management Board no. 2537/05 dated 22 December 2005.

As at 30 June 2007 the shield programs provision amounted to PLN 115,091 thousand.

m) Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o., presently Tankpol – R.Mosio i Wspólnicy spółka jawna in Szczucin ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in connection to receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a letter dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict and on 27 June 2005 PKN ORLEN submitted its response to the appeal. On 31 March 2006 the Court of Appeals in Warsaw changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals pronounced that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. The Court of Appeals was convinced that PKN ORLEN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible, however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

On 14 December 2006 the Supreme Court pronounced that it submitted the case for further examination to the Court of Appeals in Warsaw. According to justification of the verdict by the Supreme Court, valuation of shares of ORLEN PetroTank presented by Tankpol should be taken into consideration (whereas the Court of Appeals omitted the valuation in its verdict). On 6 March 2007 the seating in front of the Court of Appeals in Warsaw took place. The verdict was pronounced on 15 March 2007. The Court of Appeals dismissed Tankpol's claim in respect of money compensation. The case was revoked (in respect of number of shares subject to return) to repronouncement in front of the District Court in Warsaw, which set the date of trial on 16 August 2007. On 16 August 2007 the District Court in Warsaw postponed the trial till 10 October 2007.

n) Polish Tax Regulations

Taxes in Poland are paid to the State Treasury as well as, to a little extent, to local authorities. The notion of a "tax" has been defined in the Tax Order Act, as a civic-public, free of charge, compulsory, non-returnable money consideration for the benefit of the State Treasury, voivodship, or district, resulting from a taxation act.

The current taxation system in Poland is based on the following taxes: personal income tax, corporate income tax, tax on goods and services (value added tax, VAT), excise tax and civil law activity tax (relating to e.g. establishing or changes in articles of association of a company, sale of shares or – in certain cases – sale of real estates). Business activities are also to a smaller extent influenced by inheritance and donation tax, tax on gambling as well as agricultural and forestry tax. Among local taxes the most important are: real estate tax, and tax on means of transportation.

Beside corporate income tax stated at 19% rate in 2007, majority of companies conducting business activity are taxpayers of the value added tax (VAT). The basic VAT rate amounts to 22%, reduced rates are 7%, 3% and 0%, whereas some goods and services are exempt from VAT.

Business activity involves also excise tax. Excise goods are precisely defined in the act. The goods comprise e.g. engine fuels, heating oil, natural gas, alcoholic beverages, tobacco products and electricity. By virtue of PKN ORLEN's business activity, excise tax is a significant economic cost for PKN ORLEN and group companies. Activities under excise tax include: production of harmonized excise tax goods, release of harmonized excise tax goods from a tax consignment warehouse, sale of excise tax goods on Polish territory, export and import of excise tax goods, intra Community supply and intra Community acquisition of excise goods, acquisition and possession of excise tax goods with an excise tax unsettled in the proper amount (which does not indicate excise tax to be a multiphase tax). Excise tax rates are described as one of the following: percentage of tax base, amount per unit of excise tax goods, percentage of maximum retail price or amount per unit of excise tax goods and percentage of maximum retail price. In practice, tax rates described in decrees issued by the Minister of Finance are applied, whereas maximum tax rates were defined in the excise tax act.

In the common view of entrepreneurs, Poland qualifies as a country with an exceptionally high level of tax risk. The tax law is often amended, which results in lack of clarity as well as inconsistencies and lack of certainty. In addition, frequent discrepancies in tax law interpretations provided within tax authorities and administrative judiciary are observed.

Tax system in Poland is judged as unstable, with highly formalized tax regulations combined with rigorous laws in respect of sanctions. Tax settlements and other regulated areas of activity (e.g. customs or currency exchange control) might be subject to a control from the relevant authorities, entitled to impose severe penalties and sanctions with interests. Tax settlements may be subject to a tax control over five years since the end of the calendar year when the tax liability reaches its maturity. Considering the above described rationales, activities of PKN ORLEN and other entities of the Group, that conduct business activity in Poland may be subject to a tax risk.

o) German tax regulations

The German tax system is similar to the Polish one, where beside direct income tax (corporate income tax), there are also indirect taxes such as value added tax and excise tax.

German tax system is more stable, where tax risks connected with business activity are mitigated by the taxpayer's entitlements.

Taxes in Germany may be imposed by state, federal and local authorities. Business activity is connected with the obligation to pay corporate income tax, personal income tax, social security charges, value added tax, excise tax, capital gains tax and real estate tax.

Calendar year is a fiscal year for the purpose of personal income tax. Tax rates amount from 15% up to 42%. Employers are obliged also to pay social security, health insurance and unemployment fund. Charges are co-financed by an employer and an employee. Due to the level of charges, employment costs are very high in Germany.

For the purposes of corporate income tax, companies seated in Germany or having the factual management headquarter in Germany are taxpayers on total income earned. Taxable income is calculated based on income on operating activity, which is increased and decreased by certain items. Basic corporate income tax rate amounts to 25%. Additionally, direct taxes are increased by the so-called solidarity charge (connected with the merger of two German states) amounting to 5.5% and tax on revenues, which is calculated considering so-called regional factor.

Value added tax is applied to sales of goods and services. Basic rate amounts to 19% and reduced – 7%. The tax is based on the solutions applied in the EU. Similarly to VAT, excise tax regulations also reflect regulations applicable in the EU. This is the basis for imposing of excise tax on e.g. production and import of petrol or diesel oil in Germany.

Real estate tax is charged on all items of real estate (land and buildings) situated in Germany. There is also a tax on sale of real estate that amounts to 3.5%.

Tax regulations in Germany, similarly to other countries, might be subject to different interpretations from taxpayers and tax authorities. Expiration period for liabilities equals maximum 7 years. Regulations in respect of utilization of accumulated tax losses from prior years, which may be deducted from future income in a limited amount, are crucial for Orlen Deutschland A.G.'s activity in Germany.

(all amounts in PLN thousand)

p) Czech tax regulations

Group companies, conducting their business activity in the Czech Republic, are subject to value added tax, excise tax, corporate income tax, personal income tax and social security regulations. Corporate income tax rate, including capital gains tax equals 24% in 2007. Taxpayers can select a tax year that is different from the calendar year. Tax losses can be settled during the consecutive five years. Transactions between related parties must be based on market prices – tax authorities may assess the level of prices applied in intercompany transactions and impose severe fines, should the prices differ from the market level. Taxpayers might however request binding interpretation in respect of transfer pricing. Fee is charged for the issued interpretations.

Czech value added tax is based on EU standards. Supply of goods and rendering of services (including sale of rights) are subject to VAT. Taxpayer may, in most cases, deduct tax paid on purchases (input tax). Basic rate amounts to 19%, but some goods and services are subject to the reduced rate of 5% and some are exempt from VAT (e.g. insurance, financial, educational or healthcare services).

Legal entity conducting business activity may also be obliged to pay real estate tax, tax on sale of real estate (based on a 3% rate), tax on means of transportation used in business activity and excise tax. Similarly to other EU countries, engine petrol and diesel oils are subject to excise tax.

Tax regulations are frequently interpreted in a different manner. Tax authorities can adopt different interpretation of the tax law than the Group companies. Tax settlements may be subject to tax control over three years since the end of the calendar year when the taxpayer was obliged to submit the tax return. Should the tax authorities initiate the control before the end of the three year period, the expiration period is prolonged for the next three years. Maximum period of expiration may not exceed 10 years from the end of a given settlement period. For breaching of tax law leading to tax arrears, severe fines may be imposed, including even a possibility of suspension of business activity. Fines are also imposed when tax returns are submitted with any delay. Due to the above stated reasons business activity of Czech companies may be subject to tax risk.

q) Lithuanian tax regulations

Entities conducting business activity in Lithuania are subject to regulations in respect of corporate income tax, personal income tax, social security charges, value added tax (VAT), real estate tax, excise tax etc.

Companies registered in Lithuania are obliged to pay taxes on income and capital gains acquired both in Lithuania and abroad. The base rate of corporate income tax is 15% (whereas smaller entities may be charged based on lower rates). Commencing 2007, capital gains on sale of shares that represent at least 25% of total voting rights and were held by at least 2 years prior to the sale are exempt from taxation. In the period 2006-2007 a temporary social tax has been introduced. The rate of the social tax was 4% and 3% in 2006 and 2007, respectively. The social tax base is analogous to tax base used for the purposes of corporate income tax.

The tax law in Lithuania is severe with regard to transactions with related parties seated both in Lithuania and abroad therefore maintaining of business relationships within market practice is crucial. When there is evidence that the transactions with related parties are inconsistent with market conditions, tax authorities may perform their own assessment of a tax base and a transactional value for taxation purposes.

There are two personal income tax rates: 15% and 27%. Depending on the type of income, personal income tax of natural persons may be transferred to the budget by companies (if it was acquired in these companies) or directly by the person that acquired such income.

The application of VAT is based on the Community laws, primarily in case of sale of goods and services. The base VAT rate is 18%, reduced rates are 9% and 5%, whereas some goods and services are exempt from VAT.

Commencing 2007, a real estate tax rate ranges from 0.3% to 1% (in 2006 it amounted to 1%). The tax is paid based on the cadastre value and applied to real estates located in Lithuania, owned either by Lithuanian or foreign companies.

Production, import and intra-Community acquisition of oil-derived products are subject to excise tax. The Lithuanian law in respect of excise tax reflects the regulations of the European Union. Lithuania was among the first EU countries that implemented an advanced system of electronic real-time monitoring of flow of goods subject to excise tax between tax consignment warehouses in Lithuania. Tax regulations in Lithuania may be subject to diverse interpretations by the taxpayers and tax authorities. Tax controls may regard the current reporting period as well as five prior years.

(all amounts in PLN thousand)

r) Maltese tax regulations

The tax system in Malta is based on the imputation rule combined with tax return which effectively means a low real tax rate and a high nominal tax rate. It should however be noted that Malta is currently under pressure of the European Union; EU considers tax regulations in Malta as detrimental to competition and will aim at its elimination.

The 'captive insurance' company is in principle subject to a corporate income tax with a 35% rate, however in the event of business activities related to insuring of risks abroad of Malta, the application of imputation rule combined with a tax credit may lead to effective decrease of tax rate even to 4.17%, provided that the dividend is paid to the shareholders. The revenues on technical reserves may be included as tax deductible costs in determination of taxable income.

VAT is another typical tax related to establishment and conduct of insurance activities in Malta. VAT regulations applicable in the European Union provide that insurance services are exempt from VAT which indicated also that input VAT on goods and services cannot be deducted.

The Maltese VAT system is based on the Community's regulations. VAT is in principle applied to sale of goods and services. The basic VAT rate amounts to 18%, reduced rate is 5%, whereas some goods and services are exempt from VAT.

Malta provides additional tax relieves applicable for the company that include deduction of 200% of expenses related to occupied office space and 200% expenses related to employee salaries paid in the course of first ten years of business activity.

Malta has implemented the European 'Parent-Subsidiary' Directive. Pursuant to the provisions of the Directive, upon completion of certain conditions, dividends paid to companies seated in the European Union are exempt from withholding tax. The practical application of the above rule in Maltese taxation system, which is based on imputation rule and tax return, is however unclear. The issue of simultaneous application of the two above systems as well as the agreement between Poland and Malta with regard to avoidance of double taxation requires further analyses.

s) Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Elektroenergetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,500 thousand and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the agreement dated 8 June 2000 regulating the cooperation between shareholders of NOM.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce ("PCC") in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.

On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court was unfavorable for PKN ORLEN. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable were changed. The Company provided an allowance for the receivable in the amount of PLN 111,500 thousand presented in the financial statements for the year 2004.

On 20 May 2005 the Company issued a complaint to the District Court in Warsaw regarding waiving of the above verdict of the Court of Arbitration together with a motion to suspend execution of the verdict. On 26 June 2005 the District Court issued a decision to dismiss the motion to suspend execution.

On 6 April 2006 the District Court in Warsaw, XX Commercial Department, issued a verdict in respect of PKN ORLEN's complaint against the verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, dated 14 April 2005, in the case against PSE S.A. regarding sale of shares in NOM. The District Court dismissed PKN ORLEN's complaint and adjudged the return of proceeding's expenses of PLN 7 thousand for the benefit of PSE.

On 27 April 2006 the PKN ORLEN's plenipotary received the justification of a verdict from the District Court. Upon analysis of the justification, PKN ORLEN decided not to appeal against the verdict. The verdict is legally binding.

On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111,500 thousand.

On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.

(all amounts in PLN thousand)

On 15 September 2005 PKN ORLEN filed at the Court of Arbitration of PCC a suit for adjudication of the contractual penalty of PLN 33,453 thousand. On 7 August 2006 PKN ORLEN changed the suit by the letter submitted to the Court of Arbitration of PCC, demanding contractual penalty of PLN 111,511 thousand with interest.

According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. On the seatings dated 31 August and 1 September 2006 the Court of Arbitration acquainted with testimonies of both parties' witnesses.

On the following seatings dated 29 November 2006 and 14 December 2006 the Court acquainted with testimonies of both parties' witnesses.

On the seating dated 14 December 2006 the Court obliged both parties to prepare and submit letters with recapitulation of stands until the end of January 2007. The letters were submitted by all parties. Simultaneously the plenipotentiaries of PSE submitted motion for reopening of the trial in order to complete the evidence materials. After the trial has been reopened there have been three hearings performed – the last one on 20 June 2007.

Currently no further activities of the proceedings are foreseen and in the short period of time the Court should decide upon the closing the trial.

As of 30 June 2007 shares in NOM were presented in these consolidated financial statements as assets classified as held for sale in the net amount of PLN 22 million. PKN ORLEN signed an agreement with EXATEL S.A. regarding sales of shares in NOM on 6 July 2007. For detailed information see note 38.

t) Other risks

As it was presented in note 20 to the consolidated financial statement, the Group recognized the provision for land reclamation in the balance sheet as at 30 June 2007. The calculation of the balance of this provision was supported by the independent experts' analysis. These analysis base on binding regulations and current practice relating to reclamation of contaminated land. The potential changes in the regulations and practices regarding environment protection may influence the magnitude of this provision in the future periods.

(all amounts in PLN thousand)

37. Employment structure

Average employment by groups was as follows:

	for 6 months ended 30 June 2007 (unaudited)	for 6 months ended 30 June 2006 (unaudited)
Blue-collar workers	13 732	11 319
White-collar workers	10 324	9 207
	24 056	**20 526**

Employment level as at 30 June 2007 amounted to 24,174 persons and as at 31 December 2006 to 24,113 persons.

38. Events after the balance sheet date

a) Opening of the liquidation proceedings for Etylobenzen Plock Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 41/2007, that on 4 July 2007 the Extraordinary General Shareholders' meeting of ETYLOBENZEN Plock Sp. z o.o. ("ETYLOBENZEN Plock Sp. z o.o.") seated in Plock 09-411, 7 Chemikow Street, passed a resolution regarding the dissolution of ETYLOBENZEN Plock, and the appointment of Ms Hanna Kowalska as the liquidator.

The share capital of ETYLOBENZEN Plock Sp. z o.o. amounts to PLN 12,000 thousand and is divided into 1,200 equal and indivisible shares with a par value of PLN 10 thousand each. PKN ORLEN S.A. owns 100% of the share capital of ETYLOBENZEN Plock Sp. z o.o.

Main activity of ETYLOBENZEN Plock Sp. z o.o. is production and sales of organic chemicals.
The intention of PKN ORLEN S.A. Management Board is to incorporate the assets of ETYLOBENZEN Plock into the structure of PKN ORLEN S.A.

b) PKN ORLEN has signed an agreement with EXATEL S.A. for the sale of its shares in NOM

PKN ORLEN S.A. informed in its regulatory announcement no. 42/2007, that on 6 July 2007 it signed an agreement ("Agreement") with EXATEL S.A. ("EXATEL"), seated in Warsaw, regarding the sale of shares in Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM"), seated in Warsaw.

As a result of the Agreement, PKN ORLEN will sell to EXATEL 168 thousand shares in NOM ("Shares") with a par value of PLN 125 each and a total par value of PLN 21,000 thousand, representing 35% of the share capital of NOM and 35% of the total voting rights at the General Shareholders' Meeting of NOM. The Shares were sold for a total planned price of PLN 22,209 thousand.

NOM is a landline telecommunications operator providing services which include, among others, long-distance calls and international calls to foreign landline and cellular networks.
The main business activities of EXATEL are the supply of modern telecommunications solutions for business. EXATEL also manages a fibre optic data transmission network.

Except for the relationships resulting from execution of the Agreement mentioned above, no other relationships exist between PKN ORLEN S.A., PKN ORLEN's managing or supervising persons, and EXATEL.

The transaction was closed on 30 July 2007. After settlement of the transaction PKN ORLEN has no shares in the share capital of NOM.

c) Purchase of shares in Butadien Kralupy a.s. by Unipetrol a.s.

PKN ORLEN S.A. informed in its regulatory announcement no. 44/2007 that on 10 July 2007 PKN ORLEN's subsidiary – Unipetrol a.s., seated in Prague, the Czech Republic ("Unipetrol"), as a buyer and Unipetrol's subsidiary – KAUCUK a.s. ("Kaucuk") seated in Kralupy by Vltavou, the Czech Republic, as a seller, signed a Share Purchase Agreement. The subject of the Share Purchase Agreement is the transfer of 51% of the shares of Butadien Kralupy a.s. ("Butadien Kralupy"), seated in Kralupy by Vltavou, the Czech Republic, from Kaucuk to Unipetrol for a purchase price of CZK 76,500 thousand (i.e. approximately PLN 10,052,100 based on average CZK/PLN exchange rates as of 10 July 2007, as stated by the National Bank of Poland).

Unipetrol has purchased 153 shares in Butadien Kralupy ("Purchased Shares"). The Purchased Shares with a par value of CZK 500 thousand for each share (i.e. approximately PLN 65,700, based on average CZK/PLN exchange

(all amounts in PLN thousand)

rates as of 10 July 2007, as stated by the National Bank of Poland) represent 51% of the share capital of Butadien Kralupy and 51% of the voting rights at the General Shareholders' Meeting of Butadien Kralupy. The purchase price was covered by Unipetrol in the form of a cash contribution.

As at 9 July 2007 the book value of the Purchased Shares in Kaucuk's books amounted to CZK 76,500 thousand (i.e. approximately PLN 10,052,100, based on average CZK/PLN exchange rates as of 10 July 2007, as stated by the National Bank of Poland).

The main business activity of Butadien Kralupy is, among others, lease of real estate. Butadien Kralupy will be used for the construction and operation of a new butadiene unit on the basis of an agreement signed by Unipetrol, Firma Chemiczna Dwory S.A., CHEMOPETROL, a.s. and Kaucuk (detailed information can be found below).

Kaucuk is a chemical company and a producer, among others, of styrene-butadiene and polybutadiene rubber, polystyrene plastics and synthetic rubber.
The main business activities of Unipetrol include refining, petrochemical and chemical production, and the sale of fuels.

PKN ORLEN S.A. owns 63% of the voting rights at the General Shareholders' Meeting of Unipetrol.

Unipetrol owns 100% of the voting rights at the General Shareholders' Meeting of Kaucuk.

After the transaction Kaucuk owns 49% of the voting rights at the General Shareholders' Meeting of Butadien Kralupy.

The Supervisory Board of Kaucuk consists of 3 members, 1 of which is an Unipetrol employee, while 2 are Kaucuk employees. The Unipetrol's Supervisory Board consists of 12 members, 8 of which are PKN ORLEN S.A. employees. The Management Board of Kaucuk consists of 4 members, 2 of which are Unipetrol employees and 2 are Kaucuk employees.

The Share Purchase Agreement was concluded in connection with the sale of 100% of the shares of Kaucuk, as well as based on the Agreement on Cooperation in Connection with Construction and Operation of the New Butadiene Unit, signed among Unipetrol, Dwory, CHEMOPETROL, a.s. and Kaucuk on 30 January 2007 (the "Cooperation Agreement"). The process of sales of shares in Kaucuk is carried through under the share purchase agreement signed on 30 January 2007, between Unipetrol as a seller and Dwory as a buyer.

Unipetrol's investment in the Butadien Kralupy shares is of a long-term nature.

d) The Management Board of Rafineria Trzebinia S.A. has decided to restart the production and sale of ON BIO diesel fuel, a blend containing 20% FAME esters

PKN ORLEN S.A. informed in its regulatory announcement no. 45/2007, that on 16 July 2007 the Management Board of Rafineria Trzebinia S.A. ("Rafineria Trzebinia S.A.") has decided to resume the production of ON BIO diesel fuel, a blend containing 20% FAME fatty acid methyl esters. The decision to resume production was preceded by a detailed economic analysis made by Rafineria Trzebinia S.A., which referred to the changes in the "Bio-components and liquid bio-fuels Act" introduced by the "Act dated 11 May 2007 regarding changes to the excise tax and changes to some other regulations" ("Act dated 11 May 2007"). The Act dated 11 May 2007 increased the excise tax relief by approximately PLN 0.05 per litre of bio-components in diesel fuel, and decreased the excise tax from PLN 0.20 to PLN 0.01 per litre for pure bio-components for combustion engines.

Moreover, the Management Board of Rafineria Trzebinia S.A. decided to restart the sale of diesel fuel containing 20% FAME bio-components on 16 July 2007. Up to the end of 2006 Rafineria Trzebinia S.A. was selling diesel fuel containing 20% bio-components under the name "ON BIO 10". In order to provide more precise information about the share of bio-components in diesel fuel, Rafineria Trzebinia S.A. has decided that the product will now be named "ON BIO 20".

PKN ORLEN S.A. owns 77.2% of the voting rights in the Rafineria Trzebinia S.A. capital group.

e) PKN ORLEN has signed an agreement with KD Petrotrade FZE for crude oil deliveries via the "Druzhba" pipeline

PKN ORLEN S.A. informed in its regulatory announcement no. 46/2007 that on 18 July 2007, PKN ORLEN S.A. signed an agreement with KD Petrotrade FZE ("Petrotrade"), seated in the United Arab Emirates, for crude oil deliveries via the "Druzhba" pipeline to PKN ORLEN S.A. of 2,400 thousand tonnes of REBCO crude oil annually ("the Agreement"). The Agreement covers the period from 1 July 2007 until 30 June 2010 with the option to prolong it for an additional two years or longer.

In case of lack of at least 90 % of the monthly volumes of deliveries or delays in deliveries in the particular months, the Agreement requires the payment of contractual penalties of PLN 1,2 million monthly. Payment of contractual

(all amounts in PLN thousand)

penalties does not exclude the right for PKN ORLEN S.A. to claim for compensation exceeding the value of the penalties.

As at the date of the Agreement, the estimated value of the crude oil supplies to PKN ORLEN in the period until 30 June 2010 amounted to ca. USD 3,9 billion (i.e. approximately PLN 10.6 billion, based on USD/PLN average exchange rates as of 18 July 2007, stated by the National Bank of Poland).

f) Disposal of shares in Kaucuk to Firma Chemiczna Dwory S.A. by Unipetrol a.s.

PKN ORLEN S.A. informed in its regulatory announcement no 47/2007 that on 19 July 2007 Unipetrol, a.s., seated in Prague, the Czech Republic ("Unipetrol"), sold to Firma Chemiczna Dwory S.A., seated in Oswiecim, Poland ("Dwory"), 6,236,000 ordinary shares ("Disposed Shares") in Kaucuk a.s., seated in Kralupy by Vltavou, the Czech Republic ("Kaucuk"). The Shares were disposed under the Share Purchase Agreement of 30 January 2007 between Unipetrol and Dwory ("Share Purchase Agreement"). As a result of the disposal, Dwory became the sole shareholder of Kaucuk.
The Disposed Shares with a nominal value of CZK 1,000 per share (i.e. approximately PLN 133 based on the average CZK/PLN exchange rate as of 19 July 2007, as stated by the National Bank of Poland) represent 100% of the share capital of Kaucuk and 100% of the voting rights at the General Shareholders' Meeting of Kaucuk,.

The price for the Disposed Shares amounting to EUR 195,000 thousand (i.e. approximately PLN 731,406 thousand based on the average EUR/PLN exchange rates as of 19 July 2007, as stated by the National Bank of Poland) was covered by Dwory via a wire transfer to a bank account of Unipetrol.

Kaucuk is a commercial company operating in the chemical industry, producing in particular synthetic rubber, styrene and other monomers.

The main activity of Unipetrol Group companies includes refining, petrochemical and chemical production, and the sale of fuels.

The operations of Firma Chemiczna Dwory S.A. are concentrated on the production of synthetic rubbers, styrene plastics, and vinyl and copolymer dispersions.

PKN ORLEN S.A. owns approximately 63% of the shares of Unipetrol and 63% of the voting rights at the General Shareholders' Meeting of Unipetrol.

The Supervisory Board of Kaucuk consists of 6 members, 1 of them is a Unipetrol employee, 2 are Kaucuk employees and 3 positions are vacant. The Unipetrol's Supervisory Board consists of 12 members, 8 of them are PKN ORLEN S.A. employees. The Management Board of Kaucuk consists of 5 members, 2 of them are Unipetrol employees, 2 are Kaucuk employees, and 1 position is vacant.

The disposal of the Shares to Dwory occurred after the terms of the Share Purchase Agreement concluded on 30 January 2007 by Dwory and Unipetrol were met mutually.

g) Filing of a bankruptcy petition regarding ORLEN Transport Kraków Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 50/2007 that on 6 August 2007 ORLEN Transport Krakow Sp. o.o. ("ORLEN Transport Krakow", "Company") filled a motion to the District Court for Krakow-Srodmiescie in Krakow (VIII Commercial Department for Bankruptcy, address: 7 Przy Rondzie Street, 31-574 Krakow) regarding the bankruptcy of the Company, including the liquidation of the assets of the Company.

The motion has been submitted by the Management Board of the Company because the total liabilities of ORLEN Transport Krakow exceed its share capital. This is a result of the decisions regarding excise taxes which were imposed on the Company by the Customs Office in Krakow.

The share capital of ORLEN Transport Krakow amounts to PLN 12,465,000 and is divided into 124,650 equal and indivisible shares of a par value of PLN 100 per share. PKN ORLEN S.A. owns 98% of the share capital of ORLEN Transport Krakow.

(all amounts in PLN thousand)

39. Supplementary Information

a) Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.;
- Rafineria Trzebinia S.A.;
- ORLEN Oil Sp. z o.o.;
- Paramo a.s., where Unipetrol a.s. is the majority shareholder

The objective of the project is to secure the value of assets engaged by PKN ORLEN by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and capital consolidation of the companies. The project is also intended to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

The company realizes restructuring project approved in July 2005 by PKN ORLEN's Management Board. The project for the southern assets designed by Investekspert aims at:
- Consolidation of activity related to oil and lubricant production in ORLEN Oil Sp. z o.o.,
- Targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business.

The business advisor for the restructuring and consolidation project submitted recommendations in respect of suggested action plan. In June 2006 the Management Board of PKN ORLEN has accepted the major assumptions of restructuring process, such as:
- Modernization of existing DRW installation (crude oil distillation unit) in Rafineria Nafty Jedlicze S.A. for the purposes of processing of own output crude;
- Construction of organic solvent installation in Rafineria Nafty Jedlicze S.A. in case a rebate on supplies of local (Sanok region) crude oil is negotiated;
- Restructuring of distribution system in ORLEN OIL Sp. z o.o.

On 3 January 2007 the Management Board of Rafineria Trzebinia S.A. decided to temporarily withhold the production and sale of the bio-fuel ON BIO containing 20% FAME esters.

The decision was made due to coming into force on 1 January 2007 the Regulation of the Minister of Finance dated 22 December 2006. This changed the previous regulation referring to exemptions from excise tax (Official Journal 2006 No. 243, item 1766), which unexpectedly deteriorated circumstances of production and sales of bio – fuels.

Following a detailed economic analysis, Rafineria Trzebinia S.A., estimated that, due to the change in law introduced in the Regulation, the net loss of Rafineria Trzebinia S.A. for January 2007 would amount to approximately PLN 2.5 – 3 million. The production of ON BIO was therefore hold until new regulations justifying production of this particular bio-fuel are introduced.

On 16 July 2007 the Management Board of Rafineria Trzebinia S.A. has decided to restart the production of ON BIO diesel fuel, a blend containing 20% FAME fatty acid methyl esters. The decision to restart production was preceded by a detailed economic analysis made by Rafineria Trzebinia S.A., which referred to the changes in "Bio-components and liquid bio-fuels act" introduced by the "Act dated 11 May 2007 regarding changes to the excise tax and changes to some other regulations" ("Act dated 11 May 2007"). The Act dated 11 May 2007 increased the excise tax relief by approximately PLN 0.05 per litre of bio-components in diesel fuel, and decreased the excise tax from PLN 0.20 to PLN 0.01 per litre for pure bio-components fuels for combustion engines.

Moreover, the Management Board of Rafineria Trzebinia S.A. decided to restart the sale of diesel oil containing 20% FAME bio-components on 16 July 2007. Till the end of 2006 Rafineria Trzebinia S.A. had been selling diesel oil containing 20% bio-components under the name "ON BIO 10". In order to provide more precise information about the share of bio-components in diesel oil, Rafineria Trzebinia S.A. has decided that the product will now be named "ON BIO 20".

The project concerning detailed analysis of the current Capital Group structure is in progress. The effect of this project may change the approach to restructuring of the southern assets.

b) Polkomtel S.A.

On 10 March 2006 the "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement") was concluded between KGHM Polska Miedz S.A., PKN ORLEN, PSE S.A. and Weglokoks S.A. as buyers and TDC Mobile International A/S as a seller. The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedz S.A., PKN ORLEN, PSE S.A. and Weglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International

(all amounts in PLN thousand)

A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedz S.A., PKN ORLEN, PSE S.A. and Weglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing approximately 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedz S.A., PKN ORLEN, PSE S.A. and Weglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw dated 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

As a result of complaint filed by TDC Mobile International A/S the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals stated that the execution of pledge depends on submission by Vodafone Americas Inc. a bail of Euro 43 million. Vodafone Americas Inc. paid the bail for the benefit of Court's bank account, which states that the decision on pledge is effective.

On 10 March 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedz S.A., PKN ORLEN, PSE S.A. and Weglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 29 May 2006 TDC Mobile International A/S, KGHM Polska Miedz S.A., PKN ORLEN, PSE S.A. and Weglokoks S.A. filed a joint response to the law suit. Polkomtel S.A. filed its response to the law suit on 26 April 2006. Appointed arbitrators issued several procedure-oriented rulings concerning further proceedings. Proceedings came into merit phase, when letters concerning this case were exchanged. On 7 March 2007 the seating in front of the Court of Arbitration in Vienna took place. During the seating plenipotentiaries of all sides presented their standings in this case. This resulted for example in modification of claim from Vodafone Americas Inc. The arbitrary proceedings are finished. Parties are waiting for a court ruling – probably in October 2007.

The General Shareholders' Meeting of Polkomtel S.A. was held on 29 March 2007. Shareholders decided to pay dividend from net profit realized in 2006. Total dividend amounted to PLN 1,031,765 thousand (equaling PLN 50.33 per share) and was paid to shareholders in proportion to their share in the share capital of Polkomtel S.A. Dividends attributable to PKN ORLEN amounted to PLN 202,315 thousand. In accordance with the resolution of the Supervisory Board of Polkomtel S.A. dated 5 March 2007, the advanced dividend for the benefit of PKN ORLEN in the amount of PLN 49,684 thousand was paid. In accordance with the decision of the General Shareholders' Meeting the remaining amount of the dividend of PLN 152,631 thousand was received by PKN ORLEN on 8 June 2007.

Share of Polkomtel in the consolidated financial result of the Group amounted to PLN 123,800 thousand for the six-month period ended 30 June 2007 and PLN 99,361 thousand in the six-month period ended 30 June 2006.

c) CO_2 emission rights

In the financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and their fair value at the date rights were granted.

Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and their carrying amount.

Information on granted emission rights and their balance sheet presentation	**Quantity (Mg)**	**Value (in PLN thousands)**
Emission rights acquired by the Group in 2005 for the 3 – year period	35 333 094	2 854 711
Actual use of emission rights in 2005	(10 310 051)	(833 473)
Actual use of emission rights in 2006 *	(10 459 646)	(846 055)
Sale of emission rights in 2006 (quantity and value in accordance with accounting records)	(734 951)	(63 175)
Remaining emission rights for 2007	13 828 446	1 112 008
Sale of emission rights in I quarter 2007 (quantity and value in accordance with accounting records)	(557 715)	(44 882)
Sale of emission rights in II quarter 2007 (quantity and value in accordance with accounting records)	(320 426)	(26 206)
Estimated emissions in I quarter 2007	(2 725 781)	(220 357)
Estimated emissions in II quarter 2007	(2 653 843)	(214 399)
CO_2 emission rights as at 30 June 2007	7 570 681	606 164

* As at the date of preparation of these consolidated financial statements the decisions relating to settlement of CO_2 emission rights in 2006 were issued.

In the 6 months period ended 30 June 2007, the gain on sales of CO_2 emission rights of PLN 4,729 thousand was recognized.

As at 30 June 2007, the net value of granted emission rights, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil in the consolidated balance sheet of the Group.

Information on emission rights acquired through the business combination with the Mazeikiu Group	**Quantity (Mg)**	**Value (in PLN thousands)**
CO_2 emission rights as at 31 December 2006	3 617 481	88 771
Estimated emissions in I quarter 2007	(467 548)	(11 032)
Estimated emissions in II quarter 2007	(476 258)	(2 239)
Sale of emission rights in II quarter 2007 (quantity and value in accordance with accounting records)	(1 600 000)	(7 769)
Impairment allowance as at 30 June 2007		(64 091)
Effect of exchange rate changes		(3 159)
CO_2 emission rights as at 30 June 2007	1 073 675	481

In the 6 months period ended 30 June 2007 the loss on sale of CO_2 emission rights in the Mazeikiu Group amounted to PLN 7,272 thousand.

d) Purchase of additional shares in Mazeikiu by PKN ORLEN

Mandatory tender offering for shares in AB Mazeikiu Nafta ("Mazeikiu")

In accordance with Lithuanian law, exceeding of 40% voting rights at the General Shareholders' Meeting of Mazeikiu by PKN ORLEN S.A. (what took place in 2006 when the shares were purchased from Yukos International UK B.V.) obliged PKN ORLEN S.A. to announce mandatory tender offering ('MTO') for all remaining shares in Mazeikiu attributable to investors other than PKN ORLEN S.A. Until receipt of relevant clearance with regard to the documentation related to MTO from the Stock Exchange Commission in Lithuania, PKN ORLEN S.A. was not able to execute its voting rights at the General Shareholders' Meeting, which was attributable to all shares held in Mazeikiu. Until that moment, however not longer than for the period of 100 days, the Government of the Republic of Lithuania assumed an obligation to execute voting rights attributable to shares held in Mazeikiu in conformity with instructions issued by PKN ORLEN S.A. Documentation related to MTO received clearance of the Stock Exchange Commission in Lithuania on 22 December 2006.

Prior to commencement of the subscription process under MTO, a merger of Mazeikiu with AB Mazeikiu Elektrine was registered on 28 December 2006. In consequence of the merger, 1,366,992 new shares of Mazeikiu were issued for the minority shareholders of AB Mazeikiu Elektrine. As a result of the new issue of shares, total number of shares of Mazeikiu is equal to 708,821,122.

(all amounts in PLN thousand)

Mandatory Tender Offering has been conducted in the period from 2 to 15 January 2007. Pursuant to the settlement of MTO, PKN ORLEN S.A. purchased 35,879,247 shares of Mazeikiu. PKN ORLEN S.A. holds 632,713,599 shares which is equal to 89.2628% stake in the share capital of Mazeikiu.

Constant call offer at the Vilnlaus Stock Exchange

Due to the fact that MTO did not comprise the above mentioned new issue of shares, as well as in order to prepare to squeeze out procedure related to shares of Mazeikiu attributable to minority shareholders other than the Government of the Republic of Lithuania, PKN ORLEN S.A. made a constant call offer at the Vilnius Stock Exchange for shares of Mazeikiu at each day in the period from 26 January to 19 February 2007. The purchase price for shares was equal to the purchase price used for the purposes of MTO i.e. LTL 10.25 per share. In the described period PKN ORLEN S.A. purchased 1,895,952 shares of Mazeikiu and as at 19 February 2007 held 634,609,551 shares, constituting 89.5303% stake in the share capital of Mazeikiu. Except for 70,750,000 shares owned by the Government of the Republic of Lithuania, 3,461,571 shares representing 0.4884% stake in the share capital are quoted on the Stock Exchange.

Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting together with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN S.A. commenced a squeeze out procedure related to shares of Mazeikiu held by minority shareholders. The squeeze out is conducted in accordance with the Lithuanian law. The provisions of the cooperation between PKN ORLEN S.A. and the Government of the Republic of Lithuania are included in the agreement dated 25 January 2007.

At the first phase of the process, which was effected until 21 May 2007, the shareholders of Mazeikiu were entitled to sell shares through broker house SEB Vilniaus Bankas. The price was set at LTL 10.25 per share. During the first phase 2,469,775 shares of Mazeikiu were purchased, constituting 0.35% stake in the share capital. Minority shareholders, other than the Government of the Republic of Lithuania, hold 991,796 shares subject to squeeze out procedure.

On 19 September 2007, on the motion of PKN ORLEN S.A. dated 23 May 2007, the Lithuanian Court issued a statement pursuant to which all shares held by minority shareholders other than the Government of the Republic of Lithuania will be transferred to PKN ORLEN for a price equal to LTL 10.25 per share.

After realization of the statement of the Lithuanian Court PKN ORLEN S.A. and the Government of the Republic of Lithuania will become the sole shareholders of Mazeikiu.

On 19 September 2007 the Lithuanian Stock Exchange suspended the trading in shares of Mazeikiu which will permit effective implementation of the Court's statement.

PKN ORLEN S.A. owned 637,254,071 shares of Mazeikiu, constituting 89.90% stake in the share capital as at 14 September 2007. Minority shareholders, subject to squeeze out procedure hold 817,051 shares of Mazeikiu.

e) Restructuring process of IKS Solino S.A.

In November 2006 an agreement was concluded between IKS SOLINO S.A. and its labor unions with the participation of PKN ORLEN and the State Treasury. The agreement provided that operations of the Salt Processing Unit (SPU) will be sustained in IKS structure only in the event of its economic profitability.

According to PKN ORLEN, sale of SPU to a branch investor might guarantee long-term development of the disposed unit and therefore sustaining of existing job positions.

PKN ORLEN emphasized that the intention of the eventual sale transaction of the SPU is based upon concern about the future of its employees and sustaining of job positions. In the event of sale of the SPU the vast majority of employees will keep their job positions. The small number of people covered by the restructuring process will be enabled to benefit from a shield program that is currently negotiated with the labor unions of IKS SOLINO S.A.

f) Transfer of shares in Spolana a.s. between companies of PKN ORLEN Capital Group

In 2006 Zakłady Azotowe Anwil S.A. purchased shares of Spolana a.s. from Unipetrol a.s. After transaction PKN ORLEN Group owned 95.18% of the votes at the General Shareholders' Meeting of Spolana. In accordance with the Czech law the Mandatory Tender Offer – MTO from minority shareholders of Spolana a.s. was started by Anwil S.A. acting together with PKN ORLEN. Spolana shares were valuated by independent expert for MTO purposes with methodology compatible with guidance from the Czech National Bank ("CNB"). The Management Board of Anwil S.A. proposed to minority shareholders of Spolana a.s. in the amount of CZK 162 per share. The squeeze out procedure was finished on 21 March 2007. After the process of MTO PKN ORLEN and Anwil S.A. own 95.7% of the votes at the General Shareholders' Meeting of Spolana.

(all amounts in PLN thousand)

g) Goldenfrazil Limited versus members of the Supervisory Board of Unipetrol a.s.

On 26 February 2007, Goldenfrazil Limited, seated in Nicosia, Cyprus, submitted a request pursuant to Section 182(1)c of the Czech Commercial Code to the Supervisory Board of Unipetrol, asserting rights to damages in the amount of CZK 351,877,163 (EUR 12,8 million) which according to Goldenfrazil Limited alleges Unipetrol has against the members of Unipetrol's Management Board (the "Goldenfrazil Claim"). Goldenfrazil Limited claims that Unipetrol suffered damage as a result of the failure of the Unipetrol's Management Board to comply with their obligations to act with due managerial care, and their obligations to prevent damage in connection with the sale by Unipetrol a.s. to Anwil S.A. of shares in Spolana a.s. pursuant to the Share Purchase Agreement dated 27 October 2006 ("Spolana Share Purchase Agreement"). The Supervisory Board of Unipetrol has defended Goldenfrazil's claim on the basis it has no merit. Goldenfrazil Limited has nevertheless filed the suit as mentioned above. On 21 September 2007 legal representatives of the Members of the Unipetrol's Management Board submitted the response including selected documentary evidence to the court.

h) Assignment of duties after changes in the Management Board of PKN ORLEN

Due to the appointment of Mr Waldemar Maj to the position of Member of the Management Board of PKN ORLEN S.A. effective 3 September 2007, the Management Board, on its meeting held on 4 September 2007 decided on new assignment of duties among Members of the Board.

According to the decision of the Management Board assignment of duties as at the publication date of these financial statements is as follows:

- Mr Piotr Kownacki – President of the Management Board, Chief Executive Officer, supervises the areas of Human Resources, Strategy, Development, Public Relations, Management Board Service and Audit;
- Mr Cezary Filipowicz - Vice-President of the Management Board, Upstream & Crude Trading, supervises the performance of the following areas: Crude Oil Trading, Upstream, Capital Investments and De-investments;
- Mr Wojciech Heydel - Vice-President of the Management Board, Sales - supervises the performance of the following areas: Wholesale Operations, Retail Sales, Marketing, Planning & Sales Analysis, Logistics and Alternative Energy Sources;
- Mr Waldemar Maj - Vice-President of the Management Board, Chief Financial Officer supervises the areas of Accounting and Controlling, Finance Management, Cost Management, Taxes, Supply Chain Management, and Investor Relations;
- Mr Krzysztof Szwedowski - Member of the Management Board, Procurement & IT - supervises the performance of the following areas: IT, Procurement, Legal Department, Regulatory Risk, Information Control & Security;
- Mr Krystian Pater - Member of the Management Board, Production - supervises the performance of the following areas: Refining, Chemical and Petrochemical Production, Oil Production, Energy, R & D and Assets Development;
- Mr Dariusz Formela - Member of the Management Board, Organization & Capital Group - supervises the performance of the following areas: Organization and Integration of the owned assets, Work Safety and Environment Protection. He also supervises legal aspects in the ORLEN Group companies.

(all amounts in PLN thousand)

40. Differences between data disclosed in the financial statements and previously prepared and issued financial statements

a) Presentation adjustment relating to excise duty without impact on previously disclosed results

	Sales of merchandise and raw materials	Excise tax and other charges	Revenues from sale of merchandise and raw materials, net
Data disclosed in the consolidated financial statements for the first half 2006	7 070 805	(383 888)	6 686 917
Adjustment of excise tax	244 994	(244 994)	-
Data disclosed in the consolidated financial statements for the first half 2007	7 315 799	(628 882)	6 686 917

b) Adjustment affecting the result presented in the published consolidated financial statements for the first half of 2006

	Net profit for 6 months of 2006
Data disclosed in the consolidated financial statements for the first half 2006	1 356 060
Adjustment of depreciation	(54 356)
Income tax effect on the adjustment of depreciation	14 133
Data disclosed in the consolidated financial statements for the first half 2007	1 315 837

As a result of change of the total value of depreciation of property, plant and equipment in a company belonging to Unipetrol Group (Ceska Rafinerska a.s.) in the last quarter of 2006 for the whole 2006 year, adjustment of data for I half of 2006 published in this report was made.

41. Other

These consolidated financial statements were authorized by the Management Board of the Parent Company in its seat on 25 September 2007.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Piotr Kownacki

.... Vice-President Cezary Filipowicz	.... Vice-President Wojciech Heydel	.... Vice-President Waldemar Maj
.... Member of the Board Dariusz Formela	.... Member of the Board Krystian Pater	.... Member of the Board Krzysztof Szwedowski

Płock, 25 September 2007

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Management Board Report on Operations of the Polski Koncern Naftowy Spółka Akcyjna Group in the first half of 2007

PKN ORLEN SA
SEC File
82-5036

I. CHARACTERISTICS AND CHANGES IN STRUCTURE OF THE POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA CAPITAL GROUP IN THE COURSE OF THE I HALF OF THE YEAR 2007

As at 30 June 2007, Polski Koncern Naftowy ORLEN S.A. ("Parent Company/Company/PKN ORLEN S.A.") held directly or indirectly shares in the following companies, which are either controlled by the Parent Company, jointly controlled or on which PKN ORLEN S.A. has significant influence:
- 113 subsidiaries;
- 5 jointly controlled entities;
- 18 associate companies.

As compared to the end of the first six-month period of 2006, the number of subsidiaries, jointly controlled entities, as well as associate companies of the Capital Group has decreased from 150 to 136.

The PKN ORLEN Group i.e. directly affiliated companies are divided in accordance with the following set of criteria:

1.1. MOST IMPORTANT COMPANIES IN TERMS OF VOLUME OF SALES AND EQUITY:

- Unipetrol a.s. seated in Prague, including its own Capital Group,
- AB Mazeikiu Nafta (the "Mazeikiu Group") seated in Juodeikiai in Lithuania, including its own Capital Group,
- Anwil S.A. seated in Włocławek, including its own Capital Group,
- Rafineria Trzebinia S.A. seated in Trzebinia, including its own Capital Group,
- Rafineria Nafty Jedlicze S.A. seated in Jedlicze, including its own Capital Group,
- ORLEN-Oil Sp. z o.o. seated in Cracow, including its own Capital Group,
- ORLEN Asfalt Sp. z o.o. seated in Płock,
- Inowrocławskie Kopalnie Soli "Solino" S.A. seated in Inowrocław,
- Basell Orlen Polyolefins Sp. z o.o. seated in Płock, including its own Capital Group.

1.2. OTHER COMPANIES

1.2.1 Companies trading in liquid fuels

- ORLEN PetroTank Sp. z o.o. seated in Widełka/next to Kolbuszowa,
- ORLEN PetroProfit Sp. z o.o. seated in Niemce/next to Lublin, including its own Capital Group,
- ORLEN PetroCentrum Sp. z o.o. seated in Płock,
- Petrolot Sp. z o.o. seated in Warsaw,
- ORLEN PetroZachód Sp. z o.o. seated in Poznań,
- ORLEN Morena Sp. z o.o. seated in Gdańsk,
- Ship-Service S.A. seated in Warsaw, including its own Capital Group,
- ORLEN Gaz Sp. z o.o. seated in Płock, including its own Capital Group,
- ORLEN Deutschland AG seated in Elmshorn.

1.2.2 Maintenance companies

- ORLEN Automatyka Sp. z o.o. seated in Płock,
- ORLEN Wir Sp. z o.o. seated in Płock.

1.2.3 Shipping companies

- ORLEN Transport Płock Sp. z o.o. seated in Płock,
- ORLEN Transport Szczecin Sp. z o.o. seated in Szczecin,
- ORLEN Transport Kraków Sp. z o.o. seated in Cracow,
- ORLEN Transport Nowa Sól Sp. z o.o. seated in Nowa Sól,
- ORLEN Transport Słupsk Sp. z o.o. seated in Słupsk,
- ORLEN Transport Olsztyn Sp. z o.o. seated in Olsztyn,
- ORLEN Transport Kędzierzyn-Koźle Sp. z o.o. seated in Kędzierzyn-Koźle,
- ORLEN KolTrans Sp. z o.o. seated in Płock.

1.2.4 Other companies

- Petrotel Sp. z o.o. seated in Płock,
- ORLEN Projekt S.A. seated in Płock,
- ORLEN Medica Sp. z o.o. seated in Płock, including its own Capital Group,
- ORLEN Laboratorium Sp. z o.o. seated in Płock,
- ORLEN Powiernik Sp. z o.o. seated in Płock,
- ORLEN Budonaft Sp. z o.o. seated in Cracow,
- ORLEN Eko Sp. z o.o. seated in Płock,
- ORLEN Administracja Sp. z o.o. seated in Płock,
- ORLEN Księgowość Sp. z o.o. seated in Płock,
- ORLEN Prewencja Sp. z o.o. seated in Płock,
- ORLEN Upstream Sp. z o.o. seated in Warsaw,
- Etylobenzen Płock Sp. z o.o. in liquidation seated in Płock,
- Orlen Holding Malta Ltd. seated in Selima on Malta,
- Orlen Insurance Ltd. seated in Selima on Malta,
- Płocki Park Przemysłowo-Technologiczny S.A. seated in Płock.

1.3. CHANGES IN THE CAPITAL GROUP IN THE FIRST HALF OF 2007

The structure of the PKN ORLEN S.A. Group in terms of entities subject to consolidation and with respect to significant stakes of shares and stock held in affiliates and other entities has been outlined in Notes 2, 9 and 10 to the consolidated financial statements for the first half of 2007.

Major changes in structural and capital relations within the PKN ORLEN Group in the first half of 2007 and as at the day of preparation of this report, refer to the following events:

- The execution on 30 January 2007 by Unipetrol a.s. as the seller and Firma Chemiczna Dwory S.A. (Dwory) as the buyer a share purchase agreement in respect of 6,236,000 ordinary bearer shares in the company Kaucuk a.s. (Kaucuk), each of the nominal value of CZK 1,000. The purchased shares represent 100% of Kaucuk's share capital and 100% of votes at Kaucuk's General Meeting. The price for the shares purchased amounts to EUR 195,000 thousand and shall be covered up by Dwory in cash. The carrying value of the purchased shares entered in the accounting books of Unipetrol as at 31 December 2006 amounted to CZK 5,460,000 thousand. Kaucuk is a chemical enterprise manufacturing, among others, styrene-butadiene, polybutadiene rubber, polystyrene products and synthetic rubber;
- The increase, on 5 March 2007, in the share capital of Płocki Park Przemysłowo–Technologiczny S.A. (PPP-T) from PLN 50,460.9 thousand up to PLN 53,439.5 thousand, i.e. by PLN 2,978.7 thousand. PPP-T's share capital was increased by the issue of 297,868 new Series F shares, each of the nominal value of PLN 10. The Series F shares are bearer shares preferred as to voting rights, with the right of 2 votes per one share. The issue of the Series F shares was addressed, in equal parts, each part of 148,934 shares, exclusively to the existing Shareholders, founders of PPP-T, namely the Town of Płock and PKN ORLEN S.A. As a result of the increase in the share capital the PPP-T shareholding structure is now as follows:
    - Shareholder Town of Płock – PLN 26,719.8 thousand – 50%,
    - Shareholder PKN ORLEN S.A. – PLN 26,719.8 thousand – 50%;
- The execution, on 23 April 2007, by ORLEN PetroProfit Sp. z o.o. and ORLEN Oil Sp. z o.o. (ORLEN OIL) of a share sale agreement in respect of shares in the company Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o. (Petro-Oil LCS). As a result of this execution, ORLEN OIL acquired from ORLEN PetroProfit 2,888 shares in Petro-Oil LCS, each of the nominal value of PLN 500, of the total nominal value of PLN 1,444 thousand, representing 76% of Petro-Oil LCS's share capital and 76% of votes at Petro-Oil LCS's Shareholders' Meeting, for PLN 2,280 thousand. ORLEN OIL purchased the shares in Petro-Oil LCS out of its own funds. As a result of the transaction ORLEN OIL holds 100% of shares in Petro-Oil LCS's share capital. The share capital of Petro-Oil LCS amounts to PLN 1,900 thousand and is divided into 3,800 equal and indivisible shares, each of the nominal value of PLN 500. The carrying value of the shares sold entered in accounting books of ORLEN PetroProfit amounted to PLN 1,438,147.97 as at 23 April 2007;
- The acquisition, on 23 April 2007, of 588 shares in the company ETYLOBENZEN Płock Sp. z o.o. (ETYLOBENZEN Płock), each of the value of PLN 10,000 and of the total nominal value of PLN 5,800 thousand from Firma Chemiczna Dwory S.A. The shares acquired represent 49% of ETYLOBENZEN Płock's share capital and 49% of votes at ETYLOBENZEN Płock's Shareholders' Meeting. The total price for the shares acquired amounts to PLN 6,016,444.59 and was paid by PKN ORLEN S.A. out of its own funds. The carrying value of the shares acquired as entered in accounting books of PKN ORLEN S.A. will be equal to their purchase price. As a

result of the transaction PKN ORLEN S.A. will hold 100% of shares in ETYLOBENZEN's share capital. The Company's investment in ETYLOBENZEN shares is of a short-term nature. The intention of the Company's Management Board is to incorporate the company's assets to the PKN ORLEN S.A. structures. The business activities of ETYLOBENZEN Płock is manufacturing and sale of organic chemicals;

- The registration, on 27 April 2007, by the Municipal Court in Prague, of the company Butadien Kralupy a.s. (Butadien Kralupy) seated in Kralupy by Vltavou (Chech Republic). The company Kaucuk a.s. (Kaucuk) acquired in the above company 300 shares representing 100% of the share capital and, 100% of votes at the General Meeting. The price for the shares acquired amounted to CZK 150,000 thousand and was paid in cash. The basic activities of Butadien Kralupy includes without limitation lease of real property, apartments and non-residential buildings. Butadien Kralupy will be used to construct and operate a new butadiene plant in respect of which Unipetrol, Firma Chemiczna Dwory S.A. (Dwory), Chemopetrol a.s. and Kauczuk have signed an agreement.

  Concurrently, on 9 May 2007, Butadien Kralupy and Chemoprojekt a.s. signed Agreement for the Construction of New Butadiene Installation and other documents relating to this agreement, of the total value of CZK 1,147,364 thousand. The agreement was executed in relation to the sale, by Unipetrol, of 100% of shares in Kaucuk and pursuant to the Cooperation Agreement relating to the construction and operation of a new butadiene installation signed on 30 January 2007 between Unipetrol, Dwory, CHEMOPETROL a.s. and Kaucuk. The process of selling shares in Kaucuk is being carried out in accordance with the share sale agreement signed on 30 January 2007 between Unipetrol, as the seller and Dwory, as the buyer;

- The acquisition, on 15 June 2007, from the company Svenska Standardbolag AB, seated in Falun (Sweden) of 5,000 shares in the company Aktiebolaget Grundstenen 108770 (Aktiebolaget Grundstenen), seated in Falun (Sweden) for the total amount of SEK 500,000. PKN ORLEN S.A. acquired shares in Aktiebolaget Grundstenen, among others, in order to issue Eurobonds at the turn of June and July 2007. Aktiebolaget Grundstenen is planned to be wound up after all the Eurobonds to be issued by PKN ORLEN S.A. have been repurchased from their holders. Aktiebolaget Grundstenen has not carried out any business activity before. In accordance with the share purchase agreement relating to Aktiebolaget Grundstenen, after PKN ORLEN S.A. had paid for the purchased shares, the company's General Meeting was held on which the company's business name was changed to ORLEN Finance AB and the core business activities was specified to be holding and managing non-current and current assets;

- The resolution passed on 4 July 2007 by the Extraordinary Shareholders' Meeting of Etylobenzen Płock Sp. z o.o. on dissolution of this company and appointing Ms Hanna Kowalska as a liquidator;

- The transfer, on 6 July 2007, to EXATEL S.A. of all shares held in the company Niezależny Operator Międzystrefowy Sp. z o.o. (NOM), i.e. 168,000 shares, for the total amount of PLN 22,209 thousand representing 35% of its share capital, each of the nominal value of PLN 125. The shares transferred were paid for not earlier than on 30 July 2007 and as of this day the ownership of NOM shares passed to EXATEL S.A.;

- The acquisition, on 10 July 2007, by Unipetrol a.s. (Unipetrol) from the company Kaucuk a.s. (Kaucuk) of 51% of shares in the company Butadien Kralupy a.s. (Butadien Kralupy) for CZK 76,500 thousand. As a result of the share purchase agreement Unipetrol bought 153 shares in Butadien Kralupy, each of the nominal value of CZK 500,000, representing 51% of Butadien Kralupy's share capital and 51% of the total number of votes at Butadien Kralupy's Shareholders' Meeting. Unipetrol paid for the shares in cash. The carrying value of the shares acquired as entered in Kaucuk's accounting books as at 9 July 2007 amounted to CZK 76,500 thousand. The agreement was signed as part of the sale process implemented by Unipetrol in respect of 100% of shares in Kaucuk and on the basis of the Cooperation Agreement concerning the construction and operation of a new butadiene installation signed on 30 January 2007 by Unipetrol, Dwory, CHEMOPETROL a.s. and Kaucuk. The sale of shares in Kaucuk is being carried out on the basis of a share sale agreement signed on 30 January 2007 between Unipetrol, as the seller and Dwory, as the buyer.

- Transfer, on 19 July 2007, by Unipetrol a.s. (Unipetrol) to Firma Chemiczna Dwory S.A. (Dwory) of 6,236,000 ordinary shares in Kaucuk a.s. (Kaucuk). The shares were transferred on the basis of the agreement executed between Unipetrol and Dwory on 30 January 2007. As a result of the transfer of shares by Unipetrol, Dwory has remained the sole shareholder of Kaucuk. The shares transferred represent 100% of Kaucuk's share capital, each of the nominal value of CZK 1,000 and 100% of votes at Kaucuk's General Meeting. The price for the shares of EUR 195,000 thousand was paid by Dwory by wire transfer to Unipetrol's bank account. The carrying value of the shares transferred as reflected in the unit financial statements of Unipetrol as at 18 July 2007 amounted to approx. CZK 5,460,000 thousand and the carrying value of the shares transferred as reflected in the consolidated financial statements of Unipetrol amounted to CZK 7,060,000 thousand. The shares in Kaucuk were transferred to Dwory after the obligations specified in the agreement executed on 30 January 2007 between Dwory and Unipetrol had been performed.

- The filing, on 6 August 2007, by ORLEN Transport Kraków Sp. z o.o. with the District Court for Kraków – Śródmieście in Cracow, VIII Commercial Division for bankruptcy and rehabilitation, of a petition in bankruptcy in

respect of the company including the winding-up of the company's assets. The petition was filed by the company's Management Board due to the fact that the total amount of liabilities of ORLEN Transport Kraków Sp. z o.o. exceeded the value of its share capital. This situation resulted from the tax decisions issued by the Customs Office in Cracow in respect of excise tax. The Parent Company holds 98.41% of shares in the share capital of ORLEN Transport Kraków Sp. z o.o.

1.4. PROJECTED DIRECTIONS OF DEVELOPMENT AND POLICY OF THE CAPITAL GROUP

In accordance with the "PKN ORLEN S.A. Investment Policy" which sets forth the strategic directions of development of the Capital Group companies, the objective of the Parent Company is to hold a strong Capital Group contributing to the core business of the Concern in the area of processing, distribution, logistics and sale of refining products.
With respect to the Capital Group, the said policy is implemented through:

- Implementation of segment management as of 1 January 2006;
- Strengthening of the position in the core business companies and control over their activity through the segment management facility;
- Restructuring of the strategic assets and their consolidation aiming at continuous building of the Group companies' goodwill;
- Disinvesting of non-core assets;
- Capital investments in the core business companies which provide for perspectives for market growth above its average value and stimulate the increase in the Concern's economic value.

The main goal of the segment management consists of increasing the efficiency of the Capital Group management as well as taking advantage of the opportunities provided by the economies of scale and system of joint settlement of costs and revenues within the whole Concern, i.e. the Parent Company with the ORLEN Group companies. Due to the implementation of the segment management, the responsibility vested in particular business areas for the Capital Group companies has increased and the support of the Parent Company has strengthened. In order to make the strategy more uniform in individual areas of management within the Parent Company and the Capital Group, in 2007 the following tools were implemented in selected companies:

- Instruction how to draw up tax records;
- Procedure for transferring information in relation to lobbing activities;
- Internal audit procedure;
- Accounting principles;
- Procedure for additional engagements addressed to chartered accountant.

As regards the Capital Group companies, the following development directions are implemented in order to increase the efficiency of the companies' operations:

Strategic companies

Unipetrol Group

- Within the first six months of 2007 the works relating to the Partnership Programme were continued; they are aimed at improving the business operation in the Unipetrol group companies. The Programme enabled to simplify the management and organisational structure model and to harmonise business streams. The business process standardisation resulted in the Shared Service Centre having been established which allowed to make the activities in the area of accounting, payroll and IT assistance services as well as procurement for the Unipetrol group companies more uniform;
- Within the first six months of 2007 the works were carried out in relation to the disinvestment processes and the capital group restructuring. In January 2007 Firma Chemiczna Dwory S.A. signed with Unipetrol a.s. a share purchase agreement in respect of shares in Kaucuk a.s. The income from the sale of shares will be allocated to Unipetrol a.s. business development and restructuring of its debts;
- On 10 July 2007 Unipetrol a.s. bought from Kaucuk a.s. 51% of shares in Butadien Kralupy a.s., which company is planned to be involved in the construction and operation of the new butadiene installation.

Rafineria Trzebinia S.A.

- As a result of amendments having been introduced by the Ministry of Finance to the tax regulations specifying amounts of excise tax credits on the bio-component used, Rafineria Trzebinia S.A. stopped, as of 1 January 2007, its production and sale of bio-fuel ON Bio as well as the works over the investment plan;
- On 16 July 2007 the Management Board of Rafineria Trzebinia S.A. resolved to restart the production and sale of diesel oil ON BIO with the 20% content of higher fatty acids esters FAME. This decision was a consequence of an

amendment introduced on 11 May 2007 to the Act on Bio-components and Liquid Bio-fuels. This amendment increased the excise credit by approximately 5 groszy per one litre of bio-component in diesel oil and decreased the excise tax rate on the so-called self-contained fuel, i.e. pure bio-components for combustion engine, from PLN 0,20 to PLN 0,01 per litre;

- The role of Rafineria Trzebinia S.A. in the ORLEN Group is of great significance due to the obligation imposed on the Parent Company to achieve the National Target Ratio starting from 2008, which imposes the obligation to introduce to the market a specified volume of bio-components, for instance, esters.

Rafineria Nafty Jedlicze S.A.

The Company's development strategy is implemented through:
- Outsourcing the service of desulphurization of the heating oil for the used oil regeneration system, i.e. hydrorefining of the raw material from Płock;
- Improvement of the used oil collection system;
- Negotiating with PGNiG a discount on domestic crude oil enabling the DRW system to be modernised;
- Completion of the investment in the installation for the production of organic solvents relating to the first stage of the Refinery development strategy implementation up to 2017.

ORLEN Oil Sp. z o.o.

The material factor affecting the development of ORLEN OIL Sp. z o.o., is the organisational changes within the PKN ORLEN Group aimed at concentrating oil assets of the Capital Group around the company ORLEN-Oil Sp. z o.o., and in particular:
- Continuation of business activity on the basis of two internal manufacturing centres in Płock and Trzebinia and, finally, in Jedlicze;
- Conduct of oil business, taking into account the Czech manufacturing assets, if feasible and reasonable.

Fuel companies (Regional Market Operators, the "RMO")

The main assumptions of the strategy relating to the operation of PKN ORLEN S.A. Regional Market Operators, provide for the following:
- Concentrating the RMO companies' business on fuel wholesale with total exclusion of retail business; in 2006 the process of transferring petrol stations owned by these companies to the Concern retail sale network was completed;
- Restructuring of the RMO companies in order to optimise distribution costs and improve efficiency of their core business;
- Improving operational control and effectiveness through the implementation of personal union, i.e. the common Management Board and Supervisory Board to govern all the RMO companies;
- Takeover by PKN ORLEN S.A. of full control over the RMO companies; at present PKN ORLEN S.A. holds 100% of shares in four RMO companies;
- Implementing in all the RMO companies a common IT system SAP-OIL in order to make more efficient the sale handling and reporting.

ORLEN Deutschland AG

It is planned to keep the company within the PKN ORLEN Group. The adopted plan to restructure the company is implemented through:
- Systematic increase in the sales volume at petrol stations despite decreasing demand on the part of German fuel consumers; ORLEN Deutschland AG has increased its sales volume in the first half of 2007 by approx. 1% as compared to the corresponding period in the prior year; the sale of crude oil derivative products in Germany in the same period has dropped by approx. 1.5%;
- Continuation of STAR rebranding strategy;
- Incorporating in the network 40 out of 58 petrol stations bought from BP in the first half of 2007;
- Improving debt an liquidity indices thanks to the better profitability of the company in the first half of 2007;
- Commencing negotiations with the bank relating to the reduction of collateral in respect of short-term loan and guarantee facilities concerning a decrease in value of guarantees issued to the company by the Parent Company.

Anwil S.A.

- The target area of operations includes PVC and plastics manufacturing;
- Modern production line for CV and PVC as well as a modern installation for nitro-chalk and other production line installations (ammonia, nitric acid, ammonium nitrate) place the company among the world leaders in the chemical sector;
- In January 2006, the modernised Chlorine and Sodium Wax Manufacturing Plant was delivered for operation. It manufactures chlorine and sodium wax with the use of the most recent technology of membrane electrolysis thanks to which the company possesses a complete modern production line for polyvinyl chloride of high technological parameters;
- The company is creating and developing a chemical segment of the PKN ORLEN Group.

IKS Solino S.A.

- The increasing demand for storing liquid and gas hydrocarbons in cavities stimulates the company's investments;
- IKS Solino S.A. uses exploited areas in salt mines as unconventional storage sites for the Parent Company's crude oil and fuels;
- In accordance with the assumptions adopted, for the purpose of storing mandatory reserves, in 2007 the following warehousing capacity was designed:
  - 3,502,000,000 tonnes for crude oil and
  - 841,000 tonnes for liquid fuels.

Basell ORLEN Polyolefins Sp. z o.o.

- At present, the company holds a modern manufacturing and logistics base which enables it to effectively compete on the polyolefins market;
- BOP has two plants manufacturing polypropylene and polyethylene which are amongst the most modern polyolefins manufacturing plants world wide. The annual production capacity of the plants amounts to 400 thousand tonnes of polypropylene manufactured in Spheripol technology and 320 thousand tonnes of high density polyethylene manufactured in Hostalen technology. Including the production capacity of the low density polyethylene installation, the annual capacity of the BOP plants amounts to approximately 820 thousand tonnes of polyolefins.

Non-strategic companies (non core business)

Shipping companies

It is projected that in 2007 the six road transport companies will be consolildated within the Capital Group. These are:
- ORLEN Transport Kędzierzyn Koźle Sp. z o.o.,
- ORLEN Transport Nowa Sól Sp. z o.o.,
- ORLEN Transport Słupsk Sp. z o.o.,
- ORLEN Transport Olsztyn Sp. z o.o.,
- ORLEN Transport Szczecin Sp. z o.o.,
- ORLEN Transport Płock Sp. z o.o.

The companies will be consolidated in the 4th quarter of 2007 through the transfer of all assets of the consolidating companies to a newly established shipping company. Leaving the shipping business within the PKN ORLEN Group will enable the supplies to the Concern's petrol stations to be safely delivered. The projected outcome of the consolidation is to be, among others, the improved cost effectiveness, higher shipping volume, benefits of the economies of scale and optimised transport routes.

Maintenance Companies (MC)

The MC will remain within the PKN ORLEN Group due to their strong link with the Concern's core business and the important role they play in the maintenance of technical capacities of key and critical installations and machines.

II. CHANGES IN ORGANISATION AND MANAGEMENT OF THE PARENT COMPANY AND PKN ORLEN GROUP COMPANIES

The Organisational Rules and Regulations of PKN ORLEN S.A. approved by the Management Board on 24 October 2006 were in force at the Parent Company by 10 January 2007. As of 11 January 2007 the Parent Company's Management Board adopted the new Organisational Rules and Regulations under which the duties of individual Members of the Management Board have been assigned in the following manner:

- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Capital Investments;
- Vice-President of the Management Board, Cost Management;
- Vice-President of the Management Board, Upstream and Crude Trading;
- Vice-President of the Management Board, Audit and Regulations;
- Vice-President of the Management Board, Sales;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Capital Group.

Duties of the Deputy Executive Officer for Operational Activities include the areas of production, maintenance, production development, technology and property investment.

At the meeting held on 18 January 2007 the PKN ORLEN S.A. Supervisory Board dismissed Igor Chalupec from the position of the Management Board President and appointed Piotr Kownacki to this position, former Vice-President of the PKN ORLEN S.A. Management Board for Audit and Regulations, who fulfilled this function from 23 October 2006.

On 30 January 2007 the Management Board of the Parent Company passed a resolution on the new allocation of powers between the Management Board Members, under which the unit of the Vice-President of the Management Board for Audit and Regulations was cancelled. The area of engineering and power, production and technology development, property investments, refinery production, chemical production, petrochemical production, oil production was included into the scope of duties of the Deputy Executive Officer for Operational Activities.

The Parent Company's Supervisory Board, at the meeting held on 15 March 2007, at the request of the interested party, revoked Jan Maciejewicz from the position of Vice-President of the Management Board for Cost Management with with the majority of votes as of 15 March 2007 and, at the motion of the Management Board President, unanimously revoked Cezary Smorszczewski from the position of Vice-President of the Management Board, Capital Investmens. Concurrently, at the same meeting, Krystian Pater was appointed to the position of PKN ORLEN S.A. Management Board Member.

As a consequence of the above changes, on 20 March 2007 the Parent Company's Management Board passed a resolution on changing the allocation of duties between the Company's Management Board Members. On the basis of this resolution the duties of the Parent Company's Management Board Members were assigned in the following way:

- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Upstream and Crude Trading;
- Vice-President of the Management Board, Sales;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Support Function;
- Member of the Management Board, Production.

The organisational structure of the Parent Company has been adjusted to the new division of duties among the Management Board Members as of 12 April 2007.

As a consequence of the resolution passed by the Supervisory Board on the change of the function of the Member of the Management Board, Chief Financial Officer to the function of Vice-President of the Management Board, Chief Financial Officer, the Company's Management Board adopted on 16 May 2007 a resolution on the new assignment of duties with regard to the above change. As of this date, also the new Organisational Rules and Regulations of the Parent Company have entered into force.

At the meeting held on 30 July 2007, at the motion of the Management Board President, the Parent Company's Supervisory Board revoked Paweł Szymański from the position of Vice-President of the Management Board, Chief Financial Officer. Concurrently, the Supervisory Board appointed Dariusz Formela to the position of the Member of the Company's Management Board. Additionally, at the meeting held on 23 August 200,7 at the motion of the Company's Management Board President, the Supervisory Board unanimously appointed, as of 3 September 2007, Waldemar Maj to the position of the Vice-President of the Company's Management Board.

Additionally, in the 1st half of 2007 the work was continued as part of restructuring the financial services. As of 1 May 2007 the property plant and equipment accounting services have been moved to ORLEN Księgowość Sp. z o.o. The above change has been reflected in the organisational scheme of the Parent Company as of 30 May 2007.

On 13 April 2007, the Supervisory Board of Rafineria Nafty Jedlicze S.A. approved the modified Organisational Rules and Regulations of Rafineria Nafty Jedlicze S.A. including the new organisational structure with changes triggered by this new organisational structure and other changes in the scope of activity of individual organisational units needed to adjust them to the existing and projected tasks of the company. Specifically, these changes consisted of:

- Strengthening the company's organisational efficiency – through including in the organisational structure the positions of Operational Directors, i.e. Chief Economic and Financial Officer, Production Director and Technical Director;
- Making more efficient the organisational and production units – through adjusting the scope of their operations to the existing and projected tasks, including the tasks resulting from the construction of the solvent manufacturing plant being completed by Rafineria, and resulting, among other things, in the new organisational units being formed through the consolidation of the units already existing, separating new units and upgrading teams to the level of organisational units, in particular from the areas of responsibility of the Chief Economic and Finance Officer and the Chief Accountant.

When implementing the assumptions of the segment management programme being employed at the PKN Orlen S.A. Group aimed at regulating the core business issues in the Capital Group and therefore, in the first half of 2007, in Rafineria Nafty Jedlicze S.A. the following procedures and regulations were incorporated:

- Recruitment and selection procedure at Rafineria Nafty Jedlicze S.A.;
- Employee adaptation procedure at Rafineria Nafty Jedlicze S.A.;
- Succession plan rules and regulations;
- Procedure for transmitting information in respect of lobbing activities at Rafineria Nafty Jedlicze S.A.

Moreover, the Management Board of Rafineria Nafty Jedlicze S.A. recommended that the Supervisory Boards of the Rafineria Nafty Jedlicze Group companies implement the following procedures relating to the segment management:

- Procurement procedure;
- Company image creation procedure;
- Recruitment and selection procedure,
- Employee adaptation procedure,
- Succession plan rules and regulations.

The other Capital Group companies have not introduced any significant changes in their management and organisational rules.

III. CURRENT AND PROJECTED FINANCIAL STANDING OF THE CAPITAL GROUP

3.1 DESCRIPTION OF SIGNIFICANT RISK FACTORS

The most important risk factors having an impact on the performance of the PKN ORLEN S.A. Group included the following:

Fluctuations in crude oil and refinery products prices and margins

The world crude oil markets in the first half of 2007 were characterised with significant liquidity and were sensitive to any information relating to threats of the supply. In the discussed period the crude oil prices were mainly affected by the American issues (low level of petroleum reserves), Iranian issues (continuation of nuclear programme and the arresting of British soldiers) and Nigerian issues (decrease in the crude oil excavations due to the escalation of crisis in this country). According to analysts the high crude oil prices were also due to the lack of intention to increase the supply of oil by OPEC. At the end of the first half of 2007, the increasing prices and significant fluctuations of quotations were more and more clearly due to speculations of the crude oil market players.

The crude oil quotations of Brent DTD from February 2007 have shown a strong increasing tendency, due to which the crude oil prices in the first half of 2007 reached the level of 63.22 USD/bbl. The average Brent prices were however by 3.7% lower than their comparable level in the prior year. During the first half of 2007 the gasoline margin on quotations (crack) increased by 19.1% to reach the level of 181.87 USD/t. The adverse tendency was recorded in respect of diesel oil where the margins dropped by 5.9% down to the level of 112.92 USD/t, Ekoterm – the drop of margins by 10.2% to 86.62 USD/t and Jet A-1, a reduction by 1.2% to the level of 155.54 USD/t. The better market conditions were also to be seen in the petrochemical segment, which characterised with high increase in margins on almost all products. In respect of ethylene and propylene, an increase was noted as compared to the first half of 2006, respectively by: 30.3% and 27.8% up to the level of 688.36 USD/t and 637.49 USD/t. Within the six months of 2007 also the refinery margins increased from the level of 4.07 USD/bbl in the first half of 2006 up to 6.48 USD/bbl (according to PVM).

Fluctuations of foreign exchange rates

The fluctuations of foreign exchange rates have a significant impact on the income on sales (through shaping the prices on the basis of import parity), costs of crude oil and other raw materials as well as the costs of handling debts expressed in foreign currencies. As a result of the above tendencies, fluctuations of PLN rate in respect of foreign currencies has a significant impact on the result achieved by the Capital Group. Within the first six months of 2007, the average PLN/USD exchange rate decreased by 8.5% down to the level of 2.90 as compared to the respective period in the prior year (calculated as the arithmetic mean of daily exchange rates as set by the National Bank of Poland in the period from 1 January to 30 June). Concurrently, also the average PLN/EUR exchange rate weakened by o 1.1% down to the level of PLN/EUR 3.85. The appreciation of PLN results from the macroeconomic situation which proves the economic acceleration. Other factors materially affecting the exchange rate include: high production dynamics, increased investment and consumption demand and improving labour market situation.

Economic growth and unemployment rate

The first six months of 2007 witnessed further acceleration of GNP economic growth. It is estimated that the GNP increase reached the level of 6.5%. The economic growth mainly arises from the domestic demand, capital expenditures, which accrued by 26% due to better activities of undertakings and dynamic growth of exports. Advantageous tendencies on the labour market have strengthened. The employment in the first half of 2007 was higher by 4.4% than in the respective period in the prior year and the unemployment rate decreased down to 12.4%, i.e. by 3.5 pp as compared to the situation in the prior year. In the Czech Republic, Lithuania and Germany the GDP dynamics in the first half of 2007 arose to 6.0%, 8.0% and 2.5%, respectively, as compared to 6.6%, 8.4%, and 1.6% in the first half of 2006. The improved situation on the labour market and favourable macroeconomic tendencies materially affect the sales level in respect of the Capital Group's products.

Inflation

Within the first six months of 2007 the prices were increasing faster than during the respective period in the prior year. The first half of 2007 saw the inflation of 2.2% as compared to 0.7% in the first half of 2006 (y/y). The prices increased due to a favourable economic situation which has stimulated the domestic demand. In the Czech Republic, Lithuania and Germany the average annual inflation amounted to 3.3%; 1.8% and 4.8%, respectively, as compared to 2.3%; 2.0% and 3.7% in the prior year.

Interest rates

During the first six months of 2007 the interest rates were raised twice, in April (by 0.25 pp.) and in June (by 0.25 pp.). As at the end of the first half of 2007 the interest on Lombard credits attained the level of 6.00%, and bill of exchange rediscount rate the level of 4.75% (at the end of the first half of 2006, 5.50% and 4.25%, respectively). The WIBOR 3M rate increased from 4.21% in the first half of 2006 to 4.71% as at the end of the first half of 2007. The value of percentage rates directly affect the debt handling costs.

Mandatory reserves

The mandatory reserves are described in more detail in Note 12 to the consolidated financial statements.

Domestic consumption of fuel

A change of the growing tendency in the domestic consumption of fuel might have a significant impact on the volume of sales of the Capital Group's core products and, thus, translates to its financial situation. On the basis of preliminary data provided by Agencja Rynku Energii S.A. and Nafta Polska S.A., the overall domestic consumption of fuel (gasoline, Diesel oil ("DO") and light heating oil ("LHO")) in the first half of 2007 achieved 7,034 thousand tonnes and was higher than the consumption in the first half of 2006 by approx. 3%.

The consumption of gasoline increased by 3% as compared to the parallel period in 2006, which basically follows from the strong economic development of the country and the dynamic increase in the number of new and imported cars. Also the weather conditions (namely, warm winter and early spring), which stimulated the need for transportation services, positively affected the domestic consumption of gasoline in the first half of 2007.

In the first half of 2007 the consumption of diesel oil was higher by 13% as compared to the respective period in 2006. Such dynamic development of this market (which took place mainly in the 1st quarter of 2007) was due to a mild winter, which did not interfere with the construction and assembling works, which are usually suspended for this period. The factor enhancing the diesel oil consumption increase was also a dropping tendency in the LHO consumption. This product used illegally for traction purposes substitutes the diesel oil. The domestic consumption of diesel oil increased also due to the following factors: 7% increase in GDP and fixed excise tax relief in 2007 for farmers granted on the diesel oil bought for farming machines. A fixed factor triggering the continuous increase in the diesel oil consumption is the growing share of diesel motor cars in the Polish car fleet.

The consumption of LHO increased by 33% as compared to the first half of 2006. A material drop in the domestic consumption of LHO in the first half of 2007 represents the continuation of the tendency, which started in 2005 since when a materially increasing prices of crude oil has reduced competitiveness of LHO as heating fuel as compared to alternative sources of heating power. The falling tendency in the LHO consumption is also due to the uncertainty, which has been persisting for some time already, as to whether the excise tax rate on LHO will be the same as that on diesel oil. Additionally, the consumption of LHO in the first half of 2007 was reduced also due to high temperatures in this period and the limitation of the illegal use of light heating oil for motor cars (as a result of the fuel quality inspection).

Fuel import

According to the estimates of Agencja Rynku Energii S.A., in the first half of 2007 the total import of fuels to Poland increased as compared to the first half of 2006 by 305 thousand tonnes, i.e. by 23%. The gasoline import increased by 21% and achieved the level of 362 thousand tonnes, which represents approx. 22% of the overall fuel import. In the first half of 2007 the biggest imports were from Germany (approx. 57%), Slovakia (approx. 31%) and the Czech Republic (approx. 8%).

It is estimated that in the first half of 2007 approx. 1,253 thousand tonnes of diesel oil was imported to Poland, i.e. 26% more than in the respective period of 2006. The import of this type of fuel represented almost 77% of the total volume of fuel import. The biggest quantity of diesel oil was imported from Germany (41%), Belarus (14%), Slovakia (11%) and Lithuania (10%).

According to ARE, the total import of light heating oil amounted to 7 thousand tonnes (while a year before it was 22 thousand tonnes), which results in a decrease of approx. 67%. In the first half of 2007, LHO was imported from Germany (63%) and Lithuania (37%).

Amendments to Applicable Laws

The last European power summit, which was held in 2007 identified new goals and formulated new challenges for members states in the area of bio-fuels. It follows from the arrangements agreed that in 2020 the share of recoverable power should be as high as 20 power percents and for bio-fuels in transport 10 power percents.

The fuel directive, which is being amended, provides for new standards for fuels with the possibility to use bio-components in fuels up to 10 vol.% (currently, up to 5 vol.%). Thus, the fuel concerns will have to increase the volume of bio-components in the fuels introduced to the market. In accordance with the Act on Biocomponents and Liquid Biofuels of 25 August 2006 the fuel producers will be obliged to implement the National Target Ratio (NTR) in respect of the biocomponents' content in fuels.

The Parent Company, as a fuel producer, will be obliged to use biocomponents in fuels starting from 2008 to follow the NTR. The "Longterm Programme for Promoting Biofuels in 2008-2014" drafted by the Minister of Economy sets out the NTR level applicable in the subsequent years in power percents. The proposed NTR in 2008 amounts to 3.45 percent and gradually increases in the consecutive years to achieve in 2010 the level of 5.75 percent and, finally, in 2014 – 7.55 percent. This means that already in 2008 in Poland 230 thousand tonnes of ethanol and 350 thousand tonnes of esters will be used to compose gaolines and diesel oil. In 2010, to meet the index of 5.75 percent, approx. 370 thousand tonnes of ethanol and 620 thousand tonnes of esters will be used.

In the Parent Company a preparatory programme for the introduction of biocomponents in fuels has been implemented for already a few years. Already in 2001 the Ethyl tert-butyl ether (ETBE) production was started for which bioethanol is used. Another investment implemented in the area of biofuels has been the installation for maufacturing fatty acid methyl ester (commonly known as biodiesel) launched in the end of 2005 in Rafineria Trzebinia S.A. In the Warehouses in Mościska and Ostrów and in the Manufacturing Plant in Płock the centres for dosing bioethanol to gasoline were constructed. Other investments, namely seven warehousing centres and a terminal in Płock to dose fatty acid methyl esters to the diesel oil will have been completed in the beginning of the fourth quarter of 2007. The composition processes have also been prepared in terms of technology and, thus, the quality of fuels containing biocomponents will meet the highest standards and comply applicable norms.

Both, the Czech Republic and Lithuania are EU member states, therefore they have also introduced their index targets and imposed the obligation on the fuel producers to meet these targets. Both foreign Groups are fully prepared to introduce biocomponents to their fuels. Relevant investments, mainly in the area of logistics, were implemented in these countries. Similarly as in the Parent Company, the installations for methyl tert-butyl ether (MTBE) operating in Kralupy and Mazeikiu, were adjusted to manufacture ETBE. On 15 December 2006 Ceská Rafinérská produced first 2.2 thousand tonnes of diesel oil with a biocomponent MERO (rapeseed oil methyl ester) for one its clients. In this year, in accordance with EU directive no. 2003/30/EC, incorporated by the Czech legislature, a limit on biocomponents' share in the overall sales of fuels for engines will be at least 2% of the power content and by the end of 2010 it will have to achieve the level of at least 5.5% of the power content. Ceska Rafinérska has been preparing to achieve the limits since the end of 2005, when the company launched two investment projects in Litvinov and Kralupy, such as:

- Dosing of MERO (rapeseed oil methyl ester) to diesel oil in the proportion of maximum 5 volume percent of the total volume of the diesel oil production;
- Adding bioethanol to gasoline in the proportion of maximum 10 volume percent of the total gasoline volume.

Supplies of crude oil

Under the agreements executed since the beginning of 2007, the Parent Company supplies crude oil to all its refineries (Płock, Litvinov, Kralupy, Mazeikiu). In this year the crude oil supplies to Poland and the Czech Republic were undisturbed and performed as scheduled except for a few days in January during the Russia-Belarus conflict. The crude oil to the Mazeikiu refinery is delivered by sea due to the break down of a pipeline supplying crude oil to Lithuania in July 2006. This fact triggers another risk factor for the safety and stability of supplies, which is weather conditions, particularly in winter. According to the information from the crude oil market it might happen that the volume of crude oil transported via "Druzhba" Pipeline to Poland and the Czech Republic will be reduced. Thus, the main target to be achieved by the Parent Company is to ensure safety and stability of supplies to all its refineries and the diversification of sources enabling a prompt reaction to potential disturbances or limitations on REBCO crude oil pressing. To ensure the above, a project is being implemented in the PKN ORLEN Group involving technological and economic analysis of the conditions for the diversification of crude oil types processed in the PKN ORLEN S.A. refineries, its supplies and composing, if any.

New environmental requirements

The Heat and Power Station of the Parent Company complies with the current environmental requirements in respect of admissible emissions of sulphur dioxide, nitrogen oxides, dust and monitoring of the carbon dioxide emission volume. Soon, however, new requirements adopted by the European Union will enter into force. Making the Heat and Power Station comply with the requirements of the emission directive and the target limits on the mass emission of sulphur dioxide, nitrogen oxides and dust specified in the Accession Treaty will trigger the need to implement other investments in the nearest years.

The Gudron Hydrodesulphurization installation erected in 1999 currently enables the reduction of sulphur contents in the fuel burnt in EC furnaces from 2.5 percent down to 0.9 percent, while the burners modernised on individual furnaces enables the 50% reduction of the oxide emission down to 450 mg/Nm3. In accordance, however, with the Accession Treaty there are further limitations to be introduced until 2015. The admissible concentration of sulphur dioxide for EC furnaces in 2006 amounted to 2,811 mg/Nm3 and in 2007 was reduced to 1,700 mg/Nm3, while in 2012 and in the subsequent years further limitations will be introduced. As regards the emission of nitrogen oxides their admissible concentration will be reduced from 630 to 450 mg/Nm3 starting from the beginning of the next year. To meet the expected subsequent limitations down to the level of 400 mg/Nm3, in the Parent Company the burning process will need to be optimised. The National Programme for Dividing CO2 Emission Rights for 2008-2012 directly relates to the directive setting out the system of trading in rights to greenhouse gas emissions. In March 2007 the European Commission determined the annual admissible volume of carbon dioxide emissions to be 208.5 million tonnes for the whole Poland although the limit, which was applied for amounted to 280 million tonnes per year. If the decision is enforced, the Heat and Power Station will show a deficiency in the carbon dioxide emission units in the assumed settlement period. The Polish government commenced other activities to increase the limit and submitted to the European Commission a new draft of the National Programme for Dividing CO2 Emission Rights.

Regulatory risks

In January 2007, in the Parent Company the Regulatory Risk Office was created to handle tasks relating to the coordination of the uniform regulatory risk management system in the whole PKN ORLEN Group. The operation of the Regulatory Risk Office focuses on the effective influencing the laws, both domestic and European, with the aim to minimise negative consequences of legal solutions being implemented and to maximise favourable consequences for the PKN ORLEN Group. The activities of the Regulatory Risk Office base on the effective cooperation with internal organisational units of the Concern (by the end of June 2007 model procedures were implemented in selected companies of the PKN ORLEN Group), public administration authorities as well as domestic and European industry organisations. The tasks of the Regulatory Risk Office in the regulatory risk management process include:

- to identify and quantify the risk via, among others, on-going monitoring of amendments in laws and to develop the Risk Map and to keep it updated;
- to report on an ongoing basis the risks resulting from legal regulations and possible scenarios of activities to be undertaken in this respect (among others through ongoing reporting the activities undertaken by the Office on the Internet website);
- to prepare, coordinate and supervise the implementation of the uniform lobbying strategy for draft acts and other regulations relating to the Concern.

The Office's tasks include the management of the regulatory risk, which may affect all the fields of the Concern's operations. In the first six months of 2007 the Regulatory Risk Office extended the risk management process to cover approx. 70 draft legal acts (Polish and European law) relating to the following:

- Regulations on mandatory reserves – act on crude oil, oil products and natural gas reserves and on the rules of conduct in the cases of fuel threat for the State and disturbances on the crude oil market and secondary regulations to the above act;

- Regulations on biofuels – draft decree of the Minister of Economy on the heating value of individual biocomponents and liquid fuels; draft decree of the Minister of Economy on detailed scope of the overall quarterly report on the market of biocomponents, liquid fuels and liquid biofuels; decree of the Council of Ministers on National Target Ratios for 2008-2013;

- Regulations on environmental protection – draft act on instruments supporting the reduction of emission to the air of greenhouse gases and other substances, decree of the Minister of Environment on standards for emissions from installation; draft decree of the Council of Ministers on approving the National Programme for Dividing CO2 Emission Rights for 2008-2012; draft decree on the method of monitoring the emissions of substances covered by the European system of trading in rights to CO2 emissions; draft act on the State Environment Protection Agency; Directive 2001/80/EC on the limitation of emissions of certain pollutants into the air from large combustion plants (LCP); Directive 2001/81/EC on National Emission Ceilings for certain pollutants (NEC);

Regulation of the European Parliament and of the Council no. 19/07/2006 concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), and establishing the European Chemicals Agency; directive amending Directive 98/70/EC as regards the specification of gasoline, diesel and gas oil and the introduction of the mechanism to monitor and reduce greenhouse gas emissions;

- Regulations on labour law – draft act on amending the Labour Code; draft decree of the Council of Ministers on the minimum remuneration for work in 2008; draft decree of the Minister of Economy on health and safety at work during warehousing and filling tanks, large bottles and containers with condensed gas and at their distribution;
- Regulations on the owner's supervision– draft act on the owner's supervision over the companies with the State Treasury shareholding and draft secondary regulations to the act;
- Regulations on capital market – draft decree of the Minister of Finance on current and periodical information provided by issuers of securities admitted to trading on the official listing market or on a regulated market of a member state other than the Republic of Poland;
- Regulations on building law – draft building law; draft act on amending the act on master planning and land development.

Risk relating to the transfer of part of the assets and liabilities in relation to the acquisition of Unipetrol shares

This matter was described in detail in Note 36 to the consolidated financial statements.

The main risk factors in selected entities from the Capital Group include:

Unipetrol

- In the first half of 2007 the Czech retail fuel market saw changes resulting from AGIP having taken over 60 petrol stations owned by ESSO. Thanks to this transaction AGIP has increased its market share by another 4%. Additionally, the takeover by AGIP of shares in Česká Rafinérská a.s. from CONOCO ensured smooth procurement for the newly bought stations. The shareholding changes occurred also in the JET stations network which was taken over by LUK-OIL. It is expected that the rebranding of the stations will take 24 months. Apparently, the above changes on the Czech retail market will not have an adverse impact on the situation of the company Benzina, which is still the biggest network operating on this market (in terms of the number of stations held) and is currently in the course of altering the station's image.

Rafineria Trzebinia S.A.

- As a result of the entry into force, on 1 January 2007, of the Decree of the Minister of Finance of 22 December 2006 on excise tax relieves, on 3 January 2007 it was resolved to cease the production and sale of biofuel ON BIO 20. As a consequence of the above Decree, tax relieves for producers of biofules and biocomponents were reduced. The production of diesel oil ON BIO with 20% content of methyl esters represented the basic source of revenues of Rafineria Trzebinia in 2006. Ceasing the production and sale caused a material decrease in the revenues from sales and margin value. Thus, the financial standing of the company has been impaired in terms of both profitability and financial liquidity. This situation triggered breaks in supply of merchandise, which translated into the loss of certain clients that given the lack of chances to buy fuels from the company had to enter into new contracts with other liquid fuel suppliers. As a result of the above Decree of the Minister of Finance having entered into force and as a consequence, in turn, of stopping the ON BIO production and sale, the contracts for rapeseed oil supply started to be renegotiated. The renegotiations concerned the volumes of supplies and prices of raw material. The negotiations were completed in the 1st quarter of 2007;
- After the company had stopped to produce biofuels it lost more than 50% of its revenues from sales and the possibility to generate profit. The impaired financial standing of Rafineria Trzebinia S.A. resulted in the banks, which granted loan facilities to the company, requiring additional collateral to be established on the company's property. A condition precedent to the collateral was the execution by Rafineria Trzebinia S.A. of an agreement with the Parent Company and with Pekao S.A. and BPH S.A. banks. The Parent Company actively engaged in the process of improving the financial standing of Rafineria Trzebinia S.A. On 5 March 2007 in Warsaw an agreement was signed between Rafineria Trzebinia S.A., PKN ORLEN S.A., Bank Pekao S.A. and Bank BPH S.A. on restructuring the debts of Rafineria Trzebinia S.A. owned to the banks and the Parent Company;
- The contingent liabilities of Rafineria Trzebinia S.A. in relation to the excise tax were described in Note 36 to the consolidated financial statements.

Rafineria Jedlicze S.A.

- A drop in the volume of used oils collected for regeneration purposes due to the strong competition on the recovery orders market and the used oil collection market resulted in the partial use only of the production capacity in terms of regeneration;
- Exclusion from the exploitation of the used oil hydrorafinery installation in the period from April 2007 to June 2007 in relation to the replacement of the catalytic system adversely affected the company's results obtained in the first half of 2007.

Orlen Deutschland AG

- The strong competition in the first half of 2007 materially affected the margin volume and, consequently, the financial result generated by ORLEN Deutschland. Starting from January 2007, the margins on the German fuel market did not improve the fuel sale profitability. The company will further develop through consistent implementation of "Fit for growth" programme;
- The financial standing of ORLEN Deutschland AG has been materially affected by the overall economic conditions in Germany, crude oil and fuel price fluctuations and stagnation on the German volume market.

Ship Service S.A.

- The Decree of the Minister of Economy having been in force by 19 January 2007 which, starting from 2007 has prevented domestic trading in the heating oil containing more than 1% of sulphur. The Decree and no domestic supply of the above fuels adversely affected the company's financial standing. The new decree, which entered into force on 19 January 2007 removed the legal discrepancy with the relevant decree of the Minister of Maritime Economy, MARPOL Convention 73/78 and the European law;
- The termination by Siarkopol Gdańsk S.A. of the agreement for the lease of the tank for distilled fuel MGO as of June 2007 will materially increase the costs of the company's services in the 2nd half of 2007 and will further affect its competitiveness.

ORLEN Oil Sp. z o.o.

- The sale of lubricants, oil bases and other oil products was materially affected by the repair of the base manufacturing installation in Płock. This repair resulted in the limitation of the production of oil bases and other oil products for both, internal needs and external sale;
- The high level of budget receivables having been maintained resulting from the reimbursement of due excise tax on export receivables due from the sale of lubricants;
- The strong price competition amongst the low grade oil producers. Part of them introduces to the market motor oils with rapeseed oil, thus, they are exempt from excise tax and, therefore, can reduce prices even by 20%.

ORLEN Asfalt Sp. z o.o.

- The adverse financial situation in the road construction industry due to failure to disburse the European Union funds for the construction of roads. Additionally, the demand for road asphalts has been affected by the reduced budget for expenses of the General Directorate for National Roads and Motorways amounting to PLN 3.5 billion in 2007, which represents 50% of these funds in 2006 and only 32% of those planned for 2007;
- The price competition getting stronger on the road asphalt market in Poland as a result of a launch of Biturox installation in Gdansk and overproduction in other European countries may result in the increased import volume.

Anwil S.A.

- Maintenance and repair undertakings involving the main waterways gave rise in the 1st quarter of 2007 to the logistic problems and made impossible the river transport of fertilisers as well as hindered the collection of ammonia shipped by railway due to the insufficient number of appropriate means of transport for distribution;
- The projected investments aimed at improving the PVC production capacity in China will ensure the dominant position of companies belonging to this sector on the PVC international market;
- Strong consolidation of the world PVC market. The ten biggest producers hold more than one half of the production capacities. Further concentration of production capacities may be expected, mainly around the three leading suppliers: Shin-Etsu, Formosa and Solvay;

- The fertilisers season ending earlier than usually. As a result of a short winter season, the agronomic works were launched by approx. 2 weeks earlier. The consumption of fertilisers was also affected by the drought, the growing season falling earlier, as well as the good condition of plants, which, consequently resulted in some of the farmers having given up all or some of spring doses of fertilisers;
- The return to the market of domestic NaOH producers, at the end of the last year, after a break due to production problems and temporary stoppages of production, has strengthened the competition on the domestic market and subsequently, triggered the reduction of prices;
- Limitation of the production of chlorine and NaOH in June 2007 in relation to the repair standstill involving the VC installation.

ORLEN PetroTank Sp. z o.o.

- The end of proceedings before the Tax Office regarding the VAT inspection for 2002 and the 1st half of 2003 has significantly affected the company's financial result. The additional costs borne by the company as a result of the above amounted to approx. PLN 4.5 million.

ORLEN Laboratorium Sp. z o.o.

- The termination of the agreement with TESCO resulted in a drop of external revenues of the company;
- The outflow of external clients was mainly due to the actions undertaken by competitors, which significantly reduced the prices of analyses.

ORLEN Budonaft Sp. z o.o.

- The growth of competition on the petrol station construction market;
- Potential increase in the company's operating expenses, including costs of fees and materials – the increase in remuneration in the building sector in Poland is crucial in this case as it caused an increase in the production capital output;
- Strong employment fluctuation involving the most experienced and best qualified employees.

Risk factors and threats material for the business operations of the PKN ORLEN Group were also described in Note 36 to the consolidated financial statements for the 1st half of 2007.

3.2 PRODUCTION

In the first half of 2007 the level of crude oil processing in the PKN ORLEN Group companies amounted to 11,787 thousand tonnes and was by 36.4% higher as compared to the corresponding period of the prior year. The positive dynamics was due to an increase in the crude oil processing volume in the first half of 2007 in the Unipetrol Group by 13.2% and the processing volume of the Mazeikiu Group of 2,824 thousand tonnes having been taken into account.

The level of crude oil processing by the Parent Company itself amounted to 6,622 thousand tonnes and was by 0.3% higher than that realised in the first half of 2006. In the first half of 2007 the yield from white products (gasoline, fuel and diesel fractions and liquid gas) at the Parent Company amounted to 74.9%, i.e. dropped by 4.7 pp. as compared to the first half of 2006. The yield on fuels amounted to 60.7%, i.e. dropped by 1.8 pp. as compared to the respective period of the prior year. The lower yields at the Parent Company were mainly due to repair standstills involving the following installations:

- Reforming V and HON V in the period from 20 March to 19 April 2007;
- Catalytic Cracking II and Cracking Gasoline Desulphurisation in the period from 30 March to 26 April 2007;
- Hydrocracking in the period from 10 May to 21 June 2007;
- HOG in the period from18 June to 23 June 2007.

In the first half of 2007 the stable work of Olefin Manufacturing Plant II secured the raw material base for Basell Orlen Polyolefins Sp. z o.o., other installations of the Manufacturing Plant in Płock and supplies of ethylene to Anwil.

3.3 INDEBTEDNESS STRUCTURE AND FINANCIAL RESOURCES MANAGEMENT

As at 30 June 2007, the level of long-term and short-term loans, borrowings and debt securities issued within the PKN ORLEN Group amounted to PLN 10,048 million and was lower by PLN 441 million than the level of indebtedness recorded as at the end of 2006. As at 30 June 2007, the Parent Company recorded an increase in the financial indebtedness by PLN 7 million as compared to the figures recorded as at 31 December 2006.

(in PLN thousand)	Indebtedness		Cash and Cash Equivalents		Net Debt	
	1st half of 2007	2006	1st half of 2007	2006	1st half of 2007	2006
Bank loans	8,865,865	9,893,499				
Borrowings	2,545	2,885				
Debt securities	1,179,686	592,721				
According to their maturity:						
Long-term	5,910,344	6,211,193				
Short-term	4,137,752	4,277,912	2,265,123	2,358,744		
Total	10,048,096	10,489,105	2,265,123	2,358,744	7,782,973	8,130,361

As at 30 June 2007, the net financial indebtedness within the Capital Group has decreased by PLN 347,388 thousand down to the level of PLN 7,782,973 thousand as compared to its value recorded as at the end of 2006. The decrease in net debt has had an impact on the financial debt to equity ratio (loans, borrowings and debt securities less cash less short-term investments to net equity) which has dropped from 37.7% as at 31 December 2006 to 35.0% as at 30 June 2007.

The high borrowing power of the Parent Company and the Capital Group which provides it with a possibility to draw additional external funds in an inexpensive and relatively quick way, has a positive impact on its financial security. The Capital Group takes loans and borrowings both in foreign currencies and in Polish zloty, mainly subject to a floating interest rate.

The Parent Company is a party to twelve loan agreements; eight of them are short-term agreements and four are long-term. The maturity dates of five short-term loans fall in the second half of 2007 (according to the balance as at 30 June 2007: PLN 3,262 million, out of which PLN 3,025 million relates to the bridge loan for EUR 800 million including accrued statistic interest), and the maturity dates of the three other short-term loans fall in the first half of 2008 (according to the balance as at 30 June 2007: PLN 159 million). After the balance sheet date, four out of five such short-term loans with maturity dates falling in the second half of 2007 were extended so that their maturity dates were postponed to fall in the second half of 2008.

The Parent Company is also a party to a long-term multicurrency loan agreement in the amount of EUR 1 billion, granted by a consortium of Polish and foreign banks, signed in December 2005. The term of the agreement is 5 years with two options of extension by one year period (in December 2006 the Parent Company exercised the option to extend the maturity date by one year). The loan may be disbursed in four currencies, i.e. in euro, American dollars, Polish zlotys and Czech crowns. In 2006 part of the funds disbursed under this loan was allocated for the repayment of a long-term two-currency loan granted by a consortium of banks on the basis of an agreement from 2003 and another part was allocated for the acquisition of AB Mazeikiu Nafta. The remaining part of the loan will be allocated for financing the Parent Company's ongoing operations.

In November 2006, the Parent Company signed two loan agreements of a total value of EUR 1.6 billion (EUR 800 million each) granted by a consortium of Polish and foreign banks. One of the agreements consists of a five-year revolving loan, with two options of extension by one-year period (i.e. an open-end loan available on demand that can be used repeatedly). The other one concerns a 12-month bridge loan, granted for a period until the launch of the planned issue of Eurobonds, but no later than until 29 November 2007. Both loans may be disbursed in two currencies, i.e. in euros and American dollars. The funds obtained from the above loans, together with the Company's own resources and undrawn but available lines of credit assured for the Parent Company a sufficient amount to acquire shares in the Lithuanian AB Mazeikiu Nafta from Yukos International UK B.V. seated in the Netherlands and from the Government of the Republic of Lithuania. Part of the funds so disbursed assured also the financing, in the

first half of 2007, of another undertaking being part of the aforementioned acquisition – purchase of shares offered by the minority shareholders in response to the mandatory tender offer announced by the Parent Company.

At present, the Parent Company cooperates with the banks being party to the bridge loan to organise the issue of Eurobonds at the open market. Funds to be obtained from the issue of Eurobonds will be allocated for the repayment of the consortium bridge loan. The eurobond market will be used to diversify the suppliers of external resources and to extend the maturity dates of financial liabilities. In order to perform the issue of Eurobonds efficiently, in June 2007 the Parent Company acquired shares in the company Aktiebolaget Grundstenen (currently: Orlen Finance AB), through which the issue will be effected.

Moreover, the Parent Company is a party to a loan agreement for the amount of EUR 210 million signed in June 2007 with the European Investment Bank. Funds obtained from the above loan agreement will be allocated to development and modernisation of petrol stations, particularly for the projects upgrading ecological standards of petrol stations. The disbursed funds are to be used in the nearest years.

Efficient management of cash flows between its bank accounts is of high importance for the Parent Company. Form February 2001, a cash pooling system has been introduced within the PKN ORLEN Group. As at 30 June 2007, the Parent Company was using cash-pooling systems for Polish zloty at three banks (in addition to the Company, 30 companies from the Capital Group are covered by the cash pooling system in PLN) and a foreign currency cash-pooling system at one bank (in addition to the Company, three companies from the Capital Group are covered by the foreign currency system). The whole Capital Group obtains measurable financial benefits while optimising its financial expenses and day-to-day liquidity. Activities aiming at covering by the system those companies from the PKN ORLEN Group in which the Company has a dominating position are currently in progress.

In its day-to-day operations, the Parent Company uses comprehensive services of highly credible banks, with a considerable equity and strong market position, which have gained extensive expertise in cash management on the Polish and foreign markets. This approach has made it possible for the Parent Company to reduce costs, and improve the structure of banking services, and finally, to cover the companies from the PKN ORLEN Group with a uniform banking service system and centralised cash management system. Further activities aiming at further integration and improvement of the conditions of banking services for all the Capital Group companies have been undertaken. Available cash, secured sources of financing and high borrowing power of the Parent Company secure all short-term financial needs relating to the capital and property investments. The Parent Company aims to further optimise the financing within the whole PKN ORLEN Group through the introduction of segment management system, consisting of:

- Cash management, liquidity planning and securing;
- Fund raising, issuing guarantees and opening letters of credit;
- Trade credit and debt collection management;
- Financial risk management;
- Operational risk insurance.

The detailed information on the indebtedness structure and maturity dates of loans and debt securities are set forth in Note 19 to the consolidated financial statements for the first half of 2007.

In the first half of 2007, the companies of the Capital Group had the following significant loans in terms of their value (balance as at 30 June 2007 exceeding PLN 4 million):

Anwil S.A.

- Preferential loan facility relating to environmental protection in BOŚ S.A. in the amount of PLN 63,000 thousand; outstanding amount: PLN 38,672 thousand; maturity: March 2011;
- Multi-currency loan facility in Bank Handlowy S.A. in the amount of PLN 40,000 thousand; undrawn as at 30 June 2007; maturity: December 2007;
- Loan facility in Citibank a.s. in the amount of PLN 29,497.5 thousand; outstanding amount: PLN 22,944.6 thousand; maturity: February 2008;
- Loan facility in HVB Bank Czech Republic a.s. in the amount of PLN 29,497.5 thousand; outstanding amount: PLN 22,944.6 thousand; maturity: February 2008;
- Loan facility in BPH S.A. in the amount of PLN 20,000 thousand; undrawn as at 30 June 2007; maturity: June 2008;
- Overdraft in Citibank a.s. in the amount of PLN 19,665 thousand, outstanding amount of PLN 10,683 thousand, maturity: February 2008;
- Overdraft in HVB Bank Czech Republic a.s. in the amount of PLN 19,665 thousand; undrawn as at 30 June 2007;

- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 12,763 thousand; outstanding amount: PLN 7,313 thousand.

Rafineria Nafty Jedlicze S.A.

- Loan facility in Bank PEKAO S.A. in the amount of PLN 30,000 thousand; outstanding amount of PLN 29,825 thousand; maturity: August 2009;
- Loan facility in ING Bank Śląski S.A. in the amount of PLN 20,000 thousand; outstanding amount of PLN 19,728 thousand; maturity: November 2008;
- Loan facility in BPH S.A. in the amount of PLN 20,000 thousand; outstanding amount of PLN 19,608 thousand; maturity: November 2007;
- Loan facility in Bank PEKAO S.A. in the amount of PLN 10,000 thousand; outstanding amount of PLN 9,961 thousand; maturity: August 2009;
- Loan facility in ING Bank Śląski S.A. in the amount of PLN 7,638 thousand; outstanding amount of PLN 5,313 thousand; maturity: September 2012;
- Loan facility in BRE Bank S.A. in the amount of PLN 5,000 thousand; outstanding amount of PLN 4,953 thousand; maturity: December 2008;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 3,025 thousand; outstanding amount: PLN 2,978 thousand.

Unipetrol group

- Loan facility in Česká spořitelna, a.s. in the total amount of CZK 1,978,464 thousand, outstanding amount of CZK 1,397,521 thousand; maturity: 2007-2011;
- Loan facility in CITIBANK N.A. in the total amount of CZK 1,000,000 thousand, outstanding amount of CZK 387,181 thousand; maturity: overdraft;
- Loan facility in ABN AMRO Bank N.V. in the amount of CZK 1,000,000 thousand; outstanding amount of CZK 140,000 thousand; maturity: July 2007;
- Loan facility in CALYON S.A. in the amount of CZK 1,000,000 thousand; outstanding amount of CZK 100,000 thousand; maturity: July 2007;
- Loan facility in Česká spořitelna, a.s. in the amount of CZK 1,000,000 thousand; outstanding amount of CZK 353,027 thousand; maturity: overdraft;
- Loan facility in ING Bank N.V., in the amount of CZK 1,000,000 thousand, outstanding amount of CZK 66,596 thousand; maturity: overdraft;
- Loan facility in Raiffeisenbank a.s. in the total amount of CZK 630,000 thousand, outstanding amount of CZK 6,555 thousand; maturity: September 2007;
- Loan facility in ČSOB, a.s. in the total amount of CZK 500,000 thousand, outstanding amount of CZK 345,072 thousand; maturity: 2007-2011;
- Loan facility in Živnostenská banka, a.s. in the total amount of CZK 488,155 thousand, outstanding amount of CZK 326,669 thousand; maturity: 2007-2010;
- Loan facility in ING Bank N. V., organizační složka in the amount of CZK 488,155 thousand, outstanding amount of CZK 325,523 thousand; maturity: 2007-2010;
- Loan facility in Česká spořitelna, a.s. in the total amount of CZK 450,000 thousand, outstanding amount of CZK 228,423 thousand; maturity: 2007-2011;
- Loan facility in Česká spořitelna, a.s. in the total amount of CZK 340,000 thousand, outstanding amount of CZK 8,918 thousand; maturity: February 2008;
- Loan facility in Komerční banka a.s. in the amount of CZK 300,000 thousand, outstanding amount of CZK 274,515 thousand; maturity: overdraft;
- Loan facility in BANCO SABADELL ATLANTICO in the total amount of CZK 90,720 thousand, outstanding amount of CZK 32,606 thousand; maturity passed in June 2007;
- Loan facility in DRESDNER BANK in the amount of CZK 84,000 thousand, outstanding amount of CZK 56,112 thousand; maturity unspecified;
- Loan facility in CAIXA in the total amount of CZK 39,200 thousand, outstanding amount of CZK 17,463 thousand; maturity has fallen in June 2007;
- Loan facility in BANCO SANTANDER CENTRAL HISPANO in the amount of CZK 22,407 thousand, outstanding amount of CZK 18,592 thousand; maturity has fallen in June 2007;
- Loan facility in BANESTO in the amount of CZK 21,035 thousand, outstanding amount of CZK 17,918 thousand; maturity has fallen in June 2007;
- Loan facility in BBVA in the amount of CZK 16,807 thousand, outstanding amount of CZK 17,594 thousand; maturity has fallen in June 2007;
- Loan facility in BANCO DE VALENCIA in the amount of CZK 16,800 thousand, outstanding amount of CZK 13,896 thousand; maturity has fallen in June,2007;

- Loan facility in DEUTSCHE BANK in the amount of CZK 16,800 thousand, outstanding amount of CZK 11,770 thousand; maturity has fallen in June 2007;
- Total indebtedness resulting from other loan facilities (of the value below PLN 4 million each) amounts to CZK 2,224,983 thousand, outstanding amount: CZK 2,542 thousand.

Mazeikiu group

- Government loan facility in the amount of USD 323,928 thousand, outstanding amount of USD 301,084 thousand; maturity: July 2013;
- Loan facility in AB "VILNIAUS BANKAS" & "VEREINS-UND WESTBANK" AG VILNIAUS SKYRIUS in the amount of USD 150,000 thousand, outstanding amount of USD 150,000 thousand; maturity: July 2013;
- Loan facility in AB BANKAS HANSABANKAS in the amount of USD 50,000 thousand, outstanding amount of USD 5,263 thousand; maturity: January 2009;
- Loan facility in DnB_NORD in the amount of USD 29,000 thousand, undrawn as at 30 June 2007, maturity: November 2007;
- Loan facility in AB BANKAS HANSABANKAS in the amount of USD 13,158 thousand, outstanding amount of USD 5,263 thousand; maturity: January 2009;
- Loan facility in AB Bankas SNORAS in the amount of USD 3,120 thousand, outstanding amount of USD 2,512 thousand; maturity: August 2011;
- Loan facility in AB Bankas SNORAS in the amount of USD 1,950 thousand, undrawn as at 30 June 2007, maturity: April 2008;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to USD 2,351 thousand, outstanding amount: USD 1,340 thousand.

Rafineria Trzebinia S.A.

- Loan facility in BPH S.A. in the amount of PLN 33,719 thousand, outstanding amount of PLN 24,977 thousand; maturity: December 2007;
- Loan facility in PEKAO S.A. in the amount of PLN 30,000 thousand, outstanding amount of PLN 23,741 thousand; maturity: December 2007;
- Loan facility in Bank DnB NORD in the amount of PLN 10,000 thousand, outstanding amount of PLN 9,076 thousand; maturity: May 2008;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 6,500 thousand, outstanding amount: PLN 5,283 thousand.

Inowrocławskie Kopalnie Soli "Solino" S.A.

- Loan facility in PEKAO S.A. in the amount of PLN 175,909 thousand, outstanding amount of PLN 112,857 thousand, maturity: June 2017;
- Loan facility in PEKAO S.A. in the amount of PLN 17,934 thousand, outstanding amount of PLN 17,934 thousand, maturity: June 2008.

ORLEN Oil Sp. z o.o.

- Loan facility from PKN ORLEN S.A. in the amount of PLN 47,000 thousand, maturity date: September 2007;
- Loan facility in Nordea Bank Poland S.A. in the amount of PLN 30,000 thousand, outstanding amount of PLN 23,060 thousand, maturity: February 2010;
- Loan facility in Bank Handlowy w Warszawie S.A. in the amount of PLN 20,000 thousand, outstanding amount of PLN 10,175 thousand, maturity: November 2007;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 43,480 thousand, outstanding amount of PLN 7,218 thousand.

ORLEN Gaz Sp. z o.o.

- Loan facility in BPH S.A. in the amount of PLN 4,400, outstanding amount of PLN 4,388 thousand, maturity: June 2007.

Basell ORLEN Polyolefins Sp. z o.o.

- Investment loan facility granted by the consortium of ten banks in the amount of EUR 210,332 thousand, outstanding amount EUR 210,332 thousand, maturity: December 2011.

ORLEN Petrotank Sp. z o.o.

- Loan facility in BPH S.A. Busko Zdrój in the amount of PLN 10,000 thousand, undrawn as at 30 June 2007; maturity: June 2008.

ORLEN Petrocentrum Sp. z o.o.

- Loan facility in Bank Handlowy w Warszawie S.A. in the amount of PLN 20,000 thousand, undrawn as at 30 June 2007; maturity: June 2008.

ORLEN KolTrans Sp. z o.o.

- Loan facility in PKO BP S.A. in the amount of PLN 9,185 thousand, outstanding amount of PLN 8,851 thousand; maturity: September 2011;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 13,142 thousand, outstanding amount of PLN 7,019 thousand.

ORLEN Asfalt Sp. z o.o.

- Loan facility in PEKAO S.A. in the amount of PLN 50,000 thousand, outstanding amount of PLN 6,771 thousand, maturity: March 2008;
- Revolving loan facility in CITI Bank Handlowy, undrawn as at 30 June 2007, in the amount of PLN 29,000 thousand, maturity: October 2007.

Ship Service S.A.

- Loan facility in the amount of PLN 8,000 thousand in PEKAO S.A., outstanding amount of PLN 7,280 thousand; maturity: March 2008;
- Loan facility in the amount of USD 4,000 thousand in PEKAO S.A., outstanding amount of USD 3,308 thousand; maturity: August 2007;
- Loan facility in the amount of USD 1,450 thousand in BRE Bank S.A., outstanding amount of USD 1,431 thousand; maturity: November 2008;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 3,000 thousand and USD 3,500 thousand, outstanding amount of PLN 1,474 thousand and USD 1,054 thousand.

Petrolot Sp. z o.o.

- Overdraft facility in current account in BPH S.A. in the amount of PLN 15,000 thousand, outstanding amount of PLN 6,756 thousand;
- Overdraft facility in current account in PEKAO S.A. in the amount of PLN 15,000 thousand, outstanding amount of PLN 13,143 thousand;
- Overdraft facility in current account in BRE Bank S.A. in the amount of PLN 10,000 thousand, outstanding amount of PLN 4,053 thousand;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 19,800 thousand, outstanding amount of PLN 8,854 thousand.

3.3.1 Contingent liabilities of the Capital Group

The total value of contingent liabilities as at the end of the first half of 2007 has decreased as compared to the figures recorded as at the end of 2006 by PLN 1,020,906 thousand to the level of PLN 1,487,771 thousand. As at the end of the first half of 2007 the total value of guarantees and sureties granted has decreased by PLN 1,262,248 thousand to the level of PLN 96,512 thousand mainly due to the discharge of payment guarantee of PLN 1,283,452 thousand that the Parent Company was to deliver to the benefit of the Lithuanian bank SEB for the purpose of the mandatory tender offer (MTO) with respect to the acquisition of AB Mazeiku Nafta. In the first half of 2007 the value of guarantees issued by the PKN ORLEN Group to the benefit of legal entities securing the performance by the Capital Group of its obligations has been increased by PLN 19,610 thousand to PLN 82,170 thousand. Other guarantees and sureties have risen insignificantly.

Other contingent liabilities amounted to PLN 1,391,259 thousand as at the end of the first half of 2007 and has increased by PLN 241,342 thousand mainly due to the establishment of a guarantee for the payment of excise tax on harmonised excise goods stored in warehouses during the excise tax suspension procedure in the amount of PLN 199,329 thousand.

A detailed list of guarantees and sureties granted and other contingent liabilities is enclosed in Note 36 to the consolidated financial statements.

In the first half of 2007 the PKN ORLEN Group companies granted the following significant loans, issued sureties or guarantees (as at the end of June 2007 above PLN 4 million):

Rafineria Trzebinia S.A.

- Surety in respect of overdraft facility in current account issued for NaftoWax Sp. z o.o., amount of PLN 12,000 thousand, expiry date: May 2011;
- Guarantees in respect of excise tax in the amount of PLN 8,567 thousand, expiry date: day of return of confirmed ADT (Administrative Accompanying Document);
- Surety in respect of overdraft facility in current account issued for Euronaft Trzebinia Sp. z o.o., amount of PLN 5,250 thousand, expiry date: April 2011;
- Revolving loan guarantee for Euronaft Trzebinia Sp. z o.o., amount of PLN 4,000 thousand, expiry date: May 2010;
- Blanc bills of exchange for PZU in the amount of PLN 26,000 thousand, expiry date: April 2008.

ORLEN Asfalt Sp. z o.o.

- Surety (submission to enforcement) for the loan granted by PEKAO S.A., amount of PLN 60,000 thousand, expiry date: March 2011;
- Surety for the loan granted by Citibank Handlowy S.A. when it is not repaid on due dates, amount of PLN 34,800 thousand, expiry date: April 2008;
- Guarantee for excise tax in the amount of PLN 5,700 thousand, expiry date: August 2007.

Mazeikiu Group

- Letters of credit in the amount of USD 12,747 thousand;
- Payment guarantee for Foster Wheeler Italiana in the amount of USD 6,733 thousand, expiry date: December 2007;
- Guarantee for excise tax in the amount of PLN 2,674 thousand, expiry date: 2008.

ORLEN Eko Sp. z o.o.

- Blanc bill of exchange of PLN 19,505 thousand to the benefit of NFOŚiGW. According to the bill of exchange declaration the expiry date of the security falls in June 2013.

Rafineria Nafty Jedlicze S.A.

- Pledge on current assets in the amount of PLN 57,021 thousand;
- Mortgage in the amount of PLN 43,000 thousand;
- Collateral transfer of the property of the value of PLN 32,083 thousand;
- Guarantee in respect of excise tax in the amount of PLN 32,016 thousand;
- Endorsement of receivables of PLN 4,983 thousand.

ANWIL S.A.

- Loan guarantee for Spolana a.s., amount of PLN 58,314 thousand, expiry date: March 2008;
- PZU S.A. – guarantees related to the proper performance of commercial agreements, amount of PLN 4,500 thousand.

ORLEN Oil Sp. z o.o.

- Bill of exchange security issued to Bank Przemysłowo-Handlowy in exchange for a guarantee securing excise duty liabilities on tax consignment warehouses under excise tax obligation in the amount of PLN 40,000 thousand with an expiry date in October 2007.

Basell ORLEN Polyolefins Sp. z o.o.

- Joint liability of the investor (BOP) and the contractor (VOS) towards subcontractor, i.e. Przedsiębiorstwo Produkcyjno-Handlowe Albud, in the amount of PLN 4,748 thousand.

Płocki Park Przemysłowo-Technologiczny S.A.

- Liability to the benefit of Płock City Office in respect of cutting trees in the amount of PLN 6,682 thousand.

Ship Service S.A.

- Letters of credit in the amount of PLN 14,595 thousand;
- Guarantee in respect of excise tax to the benefits of the Tax Office and Customs Chamber in the amount of PLN 6,750 thousand.

ORLEN Budonaft Sp. z o.o.

- Bill of exchange security to the benefit of PKN ORLEN S.A. in the amount of PLN 7,815 thousand.

3.3.2 Bond issue

In November 2006, the Parent Company concluded the agreement on the bond issue program for the maximum indebtedness of PLN 2 billion with the following banks: Bank BPH, Poland Kasa Opieki, BRE Bank, ING Bank Śląski, PKO Bank Polski and Polish branch of Societe Generale. Under the above-mentioned agreement, the Company will issue unsecured bearer bonds. The offer will be directed to institutional investors and will not be offered to public. The information on the intention to issue bonds will not be notified to the public. The banks will choose those entities from among the investors that they are familiar with and to whom they will present the offer. The offer may be presented to the maximum of 99 investors. Under the program, non interest-bearing bonds (zero-coupon bonds) and interest-bearing bonds (with a coupon) will be issued. Non interest-bearing bonds will be issued with a discount for a period of 7 days to 1 year. Fixed interest rate or floating interest rate will be calculated on the interest-bearing bonds with a maturity period from 1 to 7 years. The program is a multicurrency issue program, i.e. the issues may be denominated in the following four currencies: Polish zloty, euro, US dollar and Czech corona, which will allow issues to be directed to foreign companies from the PKN ORLEN Group. Funds obtained under the issue can by allocated by the Company for any business-related purpose, both operating activities and investing activities. Under the program, the Company is allowed to divide the issue into portions and additionally determine dates on which they will be released. It gives an opportunity to manage the funds with which the Company intends to finance its operating activities. The issues made under the program make it possible to finance working capital at an attractive cost, diversify the sources of the Company's financing, and optimise liquidity management in companies from the PKN ORLEN Group. In the first half of 2007, the Parent Company has issued 5-year bonds in the amount of PLN 750 million as part of the programme. After the balance sheet date the Company issued short-term bonds of the total value of PLN 100 million to the benefit of its subsidiary, Zakłady Azotowe Anwil S.A. Profitability of the bonds issued was determined by market conditions.

3.3.3 Financial instruments

The financial instruments were described in detail in Note 28 to the financial statements.

3.4 INCOME STATEMENT

3.4.1 Revenues

In the first half of 2007 the PKN ORLEN S.A. Group has generated revenues on total sales (excluding excise tax) in the amount of PLN 29,626,521 thousand, i.e. by 19.1% more than in the first half of 2006. This increase is a synergetic result of changes in value and volume which occurred in the Company's core business segments. The biggest sales accruals were recorded in the refinery segment – in the first half of 2007 the revenues on external sales increased by PLN 4,063,248 thousand (i.e. by 21,6%) in comparison to the figures recorded in the respective period in the prior year. The petrochemical segment recorded an increase in revenues from external sales by PLN 569,443 thousand (i.e. by 13.3%) as compared to the relevant period in the prior year, while the chemical sector recorded the increase in revenues from external sales by PLN 158,495 thousand (i.e. by 13.1%) as compared to the respective period in the prior year. The only segment where the decrease in turnover was noted was the other activity segment, where the sales in the first half of 2007 were recorded at the level of PLN 467,000 thousand (decrease by 2,5% as compared to the corresponding period of 2006).

3.4.2 EBIT

The increase in revenues from total sales triggered, in turn, an increase in the costs of core operating activity by PLN 3,905,960 thousand (i.e. by 18.1%). A weaker cost dynamics in relation to the revenues caused an additional impulse for the rise of gross profit on sales, which was recorded at the level of PLN 4,176,978 thousand and was higher than the result generated on sales in the corresponding period of the prior year by 25.4%. Additionally, during the first six months of 2007, as compared to the corresponding period in 2006, the costs of sales increased by PLN 252,113 thousand, i.e. by 19.8% with parallel increase in overheads by PLN 228,129 thousand i.e. by 42.4%. The consolidation of the Mazeikiu Group, where the costs of sales and overheads amounted, in the second quarter of 2007, to PLN 96,226 thousand and PLN 53,669 thousand, respectively, materially affected the increase in the costs of both types. In the first half of 2007 as compared to the first half of 2006, a drop was recorded in other revenues on operatingl activity by PLN 36,214 thousand (i.e. by 14.7%) and an increase in other operational costs by PLN 257,697 thousand (i.e. by 152.1%). The cost increase was mainly due to the revaluation of non-current assets in Unipetrol of the value of PLN 58,511 thousand. As a result of the above-mentioned changes, in the first half of 2007, the other operating activity recorded a loss in the amount of PLN 217,360 thousand. In the first half of 2007 EBITDA amounted to PLN 2,867,735 thousand and was higher by PLN 240,368 thousand than EBITDA generated in the corresponding period of the prior year. The operational profit (EBIT) in the first half of 2007 amounted to PLN 1,666,479 and was higher than the operational profit generated in the corresponding period in 2006 by PLN 69,941 thousand.

3.4.3 Financing activity

During the first six months of 2007 the financial revenues amounted to PLN 269,607 thousand and were higher by PLN 44,846 thousand than the figures recorded in the corresponding period of 2006. Concurrently, the Group recorded a decrease in financial costs by PLN 39,935 thousand as compared to the first half of 2006. Consequently, the above factors contributed to a loss on financial activity sustained in the first half of 2007 in the amount of PLN 97,074 thousand (in the corresponding period of 2006 the Group recorded a loss in the amount of PLN 101,985 thousand). The profit generated on this type of activity was mainly dependent on foreign currency exchange rate. In the second quarter of 2007 Polish zloty has been significantly appreciated, which resulted in a high level of positive exchange rate fluctuations contributing materially to financial revenues by the amount of PLN 160,827 thousand.

3.4.4 Profit before tax, income tax and net profit

To sum up the results generated on individual types of activities in the PKN ORLEN Group, in the first half of 2007, it generated profit before tax in the amount of PLN 1,693,037 (increase by 6.2% as compared to the first half of 2006). During the first six months of 2007, the Capital Group generated net profit in the amount of PLN 1,329,242 thousand, i.e. by 1.0% higher than the result generated in the first half of 2006, and the net profit of the Parent Company's shareholders amounted to PLN 1,159,215 thousand.

3.5 BALANCE SHEET

As at 30 June 2007 the balance sheet total assets of the PKN ORLEN Group S.A. amounted to PLN 45,866,855 thousand and increased by PLN 447,771 thousand (by 1%) in comparison to the figures recorded as at 31 December 2006.

The non-current assets decreased in respect to 31 December 2006 by PLN 694,474 thousand (i.e. by 2.5%) and achieved the value of PLN 26,966,324 thousand, mainly due to a decrease in property, plant and equipment by PLN 612,815 thousand (i.e. by 2,4%), a decrease in intangible assets by PLN 122,181 thousand (i.e. by 19.7%) and a drop in shares in the entities consolidated in accordance with the equity method by PLN 96,064 thousand (i.e. by 13.4%) as compared to the figures as at 31 December 2006. This decrease in the first half of 2007 was weakened by an increase in other non-current assets by PLN 129,350 thousand (i.e. by 111.0%) as compared to the figures recorded as at 31 December 2006.

As at the end of the first half of 2007 the value of current assets increased from PLN 17,758,286 thousand as at 31 December 2006 to PLN 18,900,531 thousand mainly due to increase in stock by PLN 1,164,715 thousand (i.e. by 15.7%) and trade and other receivables by PLN 476,053 thousand (i.e. by 7.6%). Concurrently, a material drop in income tax receivables by PLN 215,079 thousand (i.e. by 85.0%) was recorded as well as in other financial assets, by PLN 223,201 thousand (i.e. by 73.91%). As compared to the end of 2006 the working capital has increased (current assets less short-term liabilities) from PLN 2,879,908 thousand to PLN 3,803,917 thousand.

In the first half of 2007 total equity amounted to PLN 22,238,529 thousand and increased by PLN 655,966 thousand, i.e. by 3.0%, as compared to the figures recorded as at the end of 2006, mainly due to increase in retained profit by

PLN 1,170,870 thousand. The equity was adversely affected by foreign exchange differences on subsidaries from consolidation, in the amount of PLN 534,282 thousand.

Long-term liabilities amounted to PLN 8,547,047 thousand and decreased in respect of the end of 2006 by PLN 411,096 thousand mainly due to the repayment of loan and credit facilities in the amount of PLN 300,849 thousand and a decrease in deferred tax provision by PLN 65,440 thousand. The sort-term liabilities, have, in turn, increased from PLN 14,878,378 thousand as at 31 December 2006 to PLN 15,081,279 thousand as at 30 June 2007. In respect of short-term liabilities, trade and other liabilities have significantly risen by PLN 846,705 thousand (i.e. by 10.3%) while short-term interest bearing loans and borrowings liabilities decreased by PLN 140,160 thousand (i.e. by 3.3%) and other financial liabilities by PLN 475,740 thousand (i.e. by 36.2%). The total external indebtedness of the Group (loans and borrowings) as at 30 June 2007 amounted to PLN 10,048,096 thousand, which means a decrease by PLN 441,009 thousand as compared to the figures recorded as at the end of 2006.

3.6 CASH FLOW STATEMENT

3.6.1 Operating activities

In the first half of 2007 the net cash flow from operating activities amounted to PLN 1,908,637 thousand i.e. it has increased by PLN 781,540 thousand as compared to the corresponding period of 2006.
The increase in the cash from operating activities was mainly due to:

- positive adjustments in the liabilities and accruals and deferred income (in the first half of 2007 an increase in liabilities and accruals and deferred income resulted in an increase in financial assets by PLN 1,123,398 thousand and in the first half of 2006 by PLN 593,265 thousand);
- earlier maturity dates for the Business Partners in respect of their dues as compared to the first half of 2006 (in the first half of 2007 the receivables increased by PLN 663,227 thousand and in the first half of 2006 the receivables increased by PLN 1,123,563 thousand);
- increase in interest and net dividend received by PLN 158,429 thousand, as compared to the corresponding period of, up to PLN 241,459 thousand;
- increase in net profit in the first half of 2007 by PLN 13,405 thousand as compared to the corresponding period of the prior year;
- increase in the result on investing activities by PLN 127,814 thousand as compared to the corresponding period of the prior year.

In the first half of 2007, the decrease in the net cash flow from operating activities was mainly due to:

- financial resources having been frozen in inventories (increase in inventories by PLN 1,286,584 thousand, while in the first half of 2006 inventories increased by PLN 600,352 thousand);
- other adjustments in total amounting to PLN (-) 151,577 thousand (in the corresponding period of the prior year other adjustments amounted to PLN (+) 76,719 thousand).

3.6.2 Investing activities

In the first half of 2007 the net cash flow from investing activities amounted to PLN (-) 1,421,476 thousand and was higher than the cash flow from investing activities in the corresponding period of the prior year by PLN 731,832 thousand. In the first half of 2007, the cash flow from investing activities was adversely affected by expenditures incurred to acquire property, plant and equipment in the amount of PLN (-) 1,427,602 thousand (PLN (-) 791,923 thousand in the first half of 2006) and the increased expenditures on financial assets in the affiliates up to the amount of PLN 488,868 thousand. In the first half of 2007, the cash flow from investing activities was favourably affected by the transfer of short-term securities of PLN 251,142 thousand (PLN 56,038 thousand in the first half of 2006) and the greater amount of interest and dividend received in the amount of PLN 199,563 thousand (in the first half of 2006 interest and dividend received amounted to PLN 12,916 thousand).

3.6.3 Financing activities

In the first half of 2007 the net cash flow from financing activities amounted to PLN (-) 583,268 thousand while net cash flow from financing activities in the corresponding period of the prior year amounted to PLN (-) 373,008 thousand. The increasing negative result on this type of activities in the first half of 2007 results from the lower proceeds from long-term and short-term borrowing and loans (by PLN 1,114,077 thousand less than in the first half of 2006), increase in interest paid in the amount of PLN 314,623 thousand and redemption of debt securities in the amount of PLN 88,843 thousand. Negative consequences of the aforementioned cash flows were mitigated by a decrease in repayment of the loans and borrowings (PLN 3,891,939 thousand in the first half of 2007, as compared to PLN 4,360,018 thousand in the first half of 2006).

The above cash flows in total contributed to an increase in cash as at 30 June 2007, as compared to the figures recorded as at the end of June 2006, by PLN 1,063,944 thousand, to the level of PLN 2,254,585 thousand.

3.7 EMPLOYMENT

The average employment in the first half of 2007 in the PKN ORLEN S.A. Capital Group, (the Parent Company and consolidated subsidiaries and entities controlled jointly) amounted to 24,056 persons as compared to 20,526 persons in the 1st half of 2006. As at 30 June 2007, in the Capital Group there were 24,174 employees, which means that the employment level increased by 61 persons as compared to the figures recorded as at 31 December 2006.

3.8 BUSINESS SEGMENTS

3.8.1 Refining Segment

Refining segment (in PLN thousand)	1st half of 2007	1st half of 2006	Change %
Sales to external customers	22 897 305	18 834 057	21.6
Transactions with other segments	6 171 595	4 465 512	38.2
Settlement of hedging transactions	11 607	-	-
Total sales revenues	29 080 507	23 299 569	24.8
Segment result	1 144 851	1 093 344	4.7
EBITDA*	1 805 977	1 546 725	16.8
Outlays on property plant and equipment and intangible assets	912 289	363 739	150.8
Share of the segment in the results of the Capital Group	58.7%	61.8%	-5.0
Share of the segment in EBITDA of the Capital Group	57.3%	55.2%	3.8
Return on sales	3.9%	4.7%	-17.0
Segment result/ segment assets employed	3.9%	3.8%	2.6
Segment result/ segment equity engaged**	5.0%	5.1%	-2.0
Debt ratio (debts /assets)	22.8%	25.3%	-9.9
Asset turnover ratio	1.0	0.8	25.0
CAPEX/EBITDA	50.5%	23.5%	114.9

*) segment results increased by depreciation
**) segment assets less segment liabilities

The most significant companies in the refining sector include: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., wholesale part of Local Market Operators (ORLEN PetroCentrum Sp. z o.o., ORLEN Morena Sp. z o.o., ORLEN PetroProfit Sp. z o.o, ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o.), ORLEN Petrogaz Płock Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o. and companies members of the Czech holding Unipetrol a.s.: Paramo a.s., Unipetrol Rafinerie a.s. and Ceska Rafinerska a.s. Since the 1st quarter of 2007 also the production and wholesale business of the Mazeikiu Group has been included in the refining segment.

In the first half of 2007, as compared to the corresponding period of 2006, the segment revenues increased by 24.8% and achieved the level of PLN 29,080,507 thousand. This increase was mainly driven by the quantitative increase in sales of the segment core products, including diesel oil by 1,190.1 thousand tonnes (i.e. by 35.1%), and in terms of quality by PLN 1,697,823 thousand (i.e. by 22.3%) and total gasoline by 933.9 thousand tonnes (by 42.0%), which corresponds to a qualitative increase by PLN 1,533,094 thousand (i.e. by 23.5%). The increase in the sale of gasoline and diesel oil by PKN ORLEN S.A. results mainly from the higher value of annual contracts executed with key clients, the fact that new clients have been gained in the network client and core client segments as well as from the consolidation of the Mazeikiu Group. Furthermore, the increased sale of diesel oil was favourably affected by the sales of diesel oil to replenish the mandatory reserves in the Lotos and Shell Group and the sale of SWAP to Slovnaft. Favourable tendencies in the sale o LPG (increase in sales by 166.2 thousand tonnes i.e. by 77.5%) are due, on the one hand, to market tendencies relating to the increasing number of cars supplied with this type of fuel and the increased number of LPG modules installed at the stations; and on the other hand, from Orlen Gaz Sp. z o.o. having taken over the sale of gas imported from Mazeikiu. An increase in the sale of asphalts by 43.8 thousand tonnes (i.e. by 13.8%) results from the consolidation of AB Mazeikiu Nafta. In the first half of 2007, on the domestic market, the demand for road asphalt decreased mainly due to the lack of new investments. Only in the case of Ekoterm light heating oil and base oils the first half of 2007 saw a falling tendency in quantitative sales by 249.6 thousand tonnes

(i.e. by 31.2%) and by 0.2 thousand tonnes (i.e. by 0.6%). The lower sales of LHO results from the consumption of stock collected prior to the heating season by the customers. In the first half of 2007 the operating expenses of this segment have increased by PLN 5,609,162 thousand (by 25.2%) mainly due to the better sales of the Group members and consolidation of the Mazeikiu Group members. The increase in the costs due to the consolidation of the Mazeikiu Group amounted to PLN 6,009 million.

In the first half of 2007 the result on operating activities achieved the level of PLN 1,145 million and was higher than the result generated in the corresponding period of the prior year despite the fact that the loss on operating activities incurred by the Mazeikiu Group, in the amount of PLN 183 million, was recognised in the current year result. The Parent Company and the GK Unipetrol a.s. companies generated in this segment PLN 1,053 million and PLN 145 million, respectively, i.e. by 6.5% and 58.1% more than in the first half of the prior year.

It should be noted that the segment generated an increase in its result despite an adverse impact of macroeconomic factors. In the first half of 2007 margins on refining products dropped (diesel oil, ekoterm, heating oil III and Jet), while margins on gasoline rose. The total impact of the margins on the operating result achieved by the Parent Company amounted to PLN 63 million and was realised only due to the increased margins on gasoline.

In the first half of 2007 as compared to the corresponding period of the prior year, the unit margins on gasoline (by 7.9%) and LPG (by 12.9%) were reduced with the increased margin on diesel oil (by 5.8%). The tendencies affecting unit margins results in a drop of the Parent Company's EBIT by PLN 13 million, and the increase in the retail sale volume contributed to the accrued operating profit within the Parent Company by PLN 84 million. The margin on sale of non-fuel goods and services increased in the first half of 2007 by 14.7%, as compared to the corresponding period of the prior year, to the level of PLN 164 million.

The results were also greatly affected by the exchange rate appreciation. The strengthening of Polish zloty in respect of USD by 9% resulted in a decrease in EBIT by PLN (-) 162 million. Additionally, the impairment of the operating result was also due to the decrease in the differential, which adversely affected the Parent Company's EBIT amounting to PLN (-) 91 million.

In the first half of 2007, the implementation of OPTIMA Programme resulted in savings for the segment in the amount of PLN 151,401 thousand. In the first half of 2007 as compared to the first half of 2006 the outlays on property, plant and equipment and intangible assets increased by PLN 548,550 thousand, i.e. by 150.8%.

3.8.2 Petrochemical Segment

Petrochemical segment (in PLN thousand)	1st half of 2007	1st half of 2006	Change %
Sales to external customers	4 861 345	4 291 902	13.3
Transactions with other segments	1 995 844	1 837 421	8.6
Settlement of hedging transactions	16 737	56 227	-70.2
Total sales revenues	6 873 926	6 185 550	11.1
Segment result	718 255	538 207	33.5
EBITDA*	1 027 156	905 663	13.4
Outlays on property, plant and equipment and intangible assets	112 332	116 853	-3.9
Share of the segment in the results of the Capital Group	36.8%	30.4%	21.1
Share of the segment in EBITDA of the Capital Group	32.6%	32.3%	0.9
Return on sales	10.4%	8.7%	19.5
Segment result/ segment assets employed	9.2%	6.6%	39.4
Segment result/ segment equity engaged**	10.5%	7.4%	41.9
Debt ratio (debts /assets)	12.3%	10.3%	19.4
Asset turnover ratio	0.9	0.8	12.5
CAPEX/EBITDA	10.9%	12.9%	-15.5

*) segment results increased by depreciation
**) segment assets less segment liabilities

Since 2006 the chemical segment as presented before has been divided into two areas: petrochemistry and chemistry. The newly separated petrochemical segment includes the respective activities of the following companies:

PKN ORLEN S.A., Etylobenzen sp. z o.o., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), petrochemical part of ORLEN PetroZachód sp. z o.o. and Basell Orlen Polyolefins sp. z o.o.

In the first half of 2007 the sales revenues generated by the segment were higher by PLN 688,379 thousand (i.e. by 11.1%) as compared to the corresponding period of 2006. The increase in the sales revenues results from the rise of prices for manufacturing of individual products of the segment and the quantitative sale of the segment, including, sale of polypropylene by 6.8%, ethylene by 13.4%, propylene by 9.9%, phenole by 6.7%, paraxylene by 19.7% and ortoxylene by 59.0% generated due to favourable tendencies in the demand for petrochemical products. Concurrently, during the analysed quarter there was a drop in quantitative sales of polyethylene by 2.4%. This drop is due to technical disturbances and stoppage in the polyethylene manufacturing process (HDPE) at Chemopetrol a.s.

In the first half of 2007 the segment's result amounted to PLN 718,255 thousand as compared to PLN 538,207 thousand in the first half of the prior year. The results were significantly affected by the favourable market conditions in this segment persisting since the beginning of 2007 and, consequently, increasing margins on the majority of petrochemical products. The impact of the increased margins is specifically to be seen in the results generated in this segment by PKN ORLEN S.A., the Unipetrol a.s. group companies and Basell Orlen Polyolefins sp. z o.o., whose operating profit allocated to this segment increased by 18.5%, 29.2% and 201.7%, respectively, to the level of PLN 261.9 million, PLN 367.5 million, and PLN 94.3 million.

The implementation of OPTIMA Programme resulted in the first half of 2007 in the savings for this segment of PLN 1,684 thousand. In the first half of 2007 as compared to the first half of the prior year, the outlays on property, plant and equipment and intangible assets decreased by PLN 4,521 thousand to the level of PLN 112,332 thousand.

3.8.3 Chemical Segment

Chemical segment (in PLN thousand)	1st half of 2007	1st half of 2006	Change %
Sales to external customers	1 372 527	1 214 032	13.1
Transactions with other segments	84 677	75 785	11.7
Total sales revenues	1 457 204	1 289 817	13.0
Segment result	151 324	85 925	76.1
EBITDA*	240 100	178 680	34.4
Outlays on property, plant and equipment and intangible assets	30 314	84 323	-64.1
Share of the segment in the results of the Capital Group	7.8%	4.9%	59.2
Share of the segment in EBITDA of the Capital Group	7.6%	6.4%	18.8
Return on sales	10.4%	6.7%	55.2
Segment result/ segment assets employed	6.0%	3.5%	71.4
Segment result/ segment equity engaged**	7.9%	4.2%	88.1
Debt ratio (debts /assets)	23.4%	16.5%	41.8
Asset turnover ratio	0.6	0.5	20.0
CAPEX/EBITDA	12.6%	47.2%	-73.3

*) segment results increased by depreciation
**) segment assets less segment liabilities

Since 2006 the chemical segment as presented before has been divided into two areas: petrochemistry and chemistry. The newly separated chemical segment includes the respective activities of the following companies: Zakłady Azotowe Anwil S.A., Spolana a.s. and ORLEN PetroProfit sp. z o.o. In the 4th quarter of 2006 an agreement was signed for the purchase by Zakłady Azotowe Anwil S.A. from Unipetrol, a.s. of shares in Spolana, a.s. representing 81.8% of Spolana's share capital. The total price for the shares bought amounted to approx. PLN 88 million and was covered by ANWIL out of the company's own funds in the form of cash contribution.

In the first half of 2007 the sales revenues of the segment were higher by PLN 167,387 thousand (by 13.0%) as compared to the corresponding quarter of the prior year. The increase in sales revenues was mainly due to the increase in prices for manufacturing main products of the segment. In the analysed period the prices of ammonium nitrate, CANWIL, caustic soda and PVC granulate increased by 6.0%, 4.0%, 11.6% and 1.9%, respectively.

The volume sale of granulates and PVC was still kept at the high level even up to 229 thousand tonnes, as compared to the sale of these products in the first half of 2006 having been at the level of 214 thousand tonnes. The above result is due to the still favourable market conditions in respect of investment goods, pending building season and

repair standstills at the European PVC producers. The situation on the Turkish market also improved, where the dispatched volumes were bigger than in the previous periods. The quantitative sale of chemical fertilisers remained at the comparable level (Canwil, ammonium nitrate), i.e. 454 thousand tonnes in the first half of 2007 as compared to 457 thousand tonnes. The recorded level of caustic soda sales was lower than that in the first half of the prior year (by 2.9 thousand tonnes, i.e. by 14.3%) which resulted from the gradual market saturation. Moreover, it is worth noting that the caprolactam market conditions were very favourable and, thus, its sales has maintained its high position, despite an emergency stoppage of the installation in Spolana in the first half of June 2007.

The above positive tendencies have favourably affected the results generated by the Anwil group. The profit from operations of this company increased in the first half of 2007 by PLN 64 million, as compared to the 1st half of the prior year, to achieve the level of PLN 152 million and the profit from operations of the whole segment amounted to PLN 151,324 thousand, i.e. by 76.1% above the level in the prior year. In the first half of 2007, as compared to the corresponding period of the prior year, the outlays on property, plant and equipment and intangible assets decreased by PLN 54,009 thousand.

In the first half of 2007, the implementation of OPTIMA Programme resulted in savings for the segment in the amount of PLN 35,317 thousand.

3.8.4 Other activities

Other activities (in PLN thousand)	1st half of 2007	1st half of 2006	Change %
Sales to external customers	467 000	478 969	-2,5
Transactions with other segments	538 043	525 210	2.4
Total sales revenues	1 005 043	1 004 179	0.1
Segment result	-64 585	56 416	-214.5
EBITDA*	63 292	162 356	-61.0
Outlays on property, plant and equipment and intangible assets	114 487	74 272	54.1
Share of the segment in the results of the Capital Group	-3.3%	3.2%	-203.1
Share of the segment in EBITDA of the Capital Group	2.0%	5.8%	-65.5
Return on sales	-6.4%	5.6%	-214.3
Segment result/ segment assets employed	-1.5%	1.2%	-225.0
Segment result/ segment equity engaged**	-1.9%	1.5%	-226.7
Debt ratio (debts /assets)	20.1%	17.2%	16.9
Asset turnover ratio	0.2	0.2	0.0
CAPEX/EBITDA	180.9%	45.7%	295.8

*) segment results increased by depreciation
**) segment assets less segment liabilities

Segment "Other activities", apart from the fields producing energy media and providing services within PKN ORLEN S.A., includes a number of entities separated mainly in the process of the Group restructuring. Starting from the 1st quarter of 2007, the other activities of the Mazeikiu Group have been included in this segment.

In the first half of 2007 a loss was recorded on the other activities amounting to PLN (-) 64,585 thousand, while, during the first half of 2006 profit on the operating activities amounted to PLN 56,416 thousand. The negative result on this activity was mainly due to the parts of the Mazeikiu Group having been included in this segment, which recognised a loss of PLN (-) 137,920 thousand in the first half of 2007,. The other two biggest companies of this segment: PKN ORLEN S.A. and Unipetrol a.s. recorded in the first half of 2007 an increase in their results generated by this segment, as compared to the first half of the prior year, by PLN 4,127 thousand and by PLN 21,672 thousand, respectively.

In the first half of 2007, the implementation of OPTIMA Programme resulted in savings for the segment in the amount of PLN 32.610 thousand. In the first half of 2007, as compared to the first half of 2006 the outlays on property, plat and equipment and intangible assets increased by PLN 40,215 thousand.

3.9 PUBLICATION OF FINANCIAL RESULTS FORECAST

The PKN ORLEN Group has not published any forecasts in respect of its financial results relating to the first half of 2007.

IV. MAIN ACHIEVEMENTS IN RESEARCH AND TECHNOLOGICAL DEVELOPMENT WITHIN THE GROUP

In the first half of 2007, the Parent Company has carried out a number of studies relating to the development and upgrading of new production technologies, improvement of the quality of products manufactured, and limitation of the impact of manufacturing activities on the environment. The Parent Company does not carry out R&D activities by its own; they are outsourced to independent institutions, such as research centres and institutes, universities, as well as business entities carrying our R&D activity.

The most important studies and developments within the scope of technical R&D in the Parent Company in the first half of 2007 include as follows:

- "Defining the Impact of Various Contents of Biocomponents (bioethanole, EETB, 80/20 bioethanole component) on the Quality of Gasoline Formulas". Performed by: Institute of Petroleum Processing in Kraków. The research study developed by the Institute is in line with current guidelines to increase the content of biocomponents in order to satisfy the requirements of the National Target Index. This study presents also technological guidelines for composing gasoline with the increased content of biocomponent;
- "Assessment of Lubricating Qualities of Gasoline Manufactured in the Manufacturing Plant of PKN ORLEN S.A.". Performed by: Institute of Chemistry at the Warsaw University of Technology in Płock. The lubricity of gasoline is studied and analysed much less frequently than the lubricity of fuel for turbine aviation engines or diesel oil.

In the first half of 2007 a number of works were also performed which the Parent Company is obliged to perform under applicable provisions of law and formal requirements following from the motions and recommendations contained in various studies, reports or analyses. These works aim at mitigating environmental risks resulting from the Company's ongoing activities, at improving safety of employees handling technical facilities and of local society, as well as at building the Company's reliability from the perspective of the society and employees. The scope of works include:

- "Thermal study and assessment of the dynamic condition of the turbine, assessment of a condition of executive elements of the regulatory system after the repair of turbine set TG1". Performed by: ENERGOPOMIAR Sp. z o.o. in Gliwice;
- "Analysis of the electric shock danger in network 6 and 10.5 kV and lightning protection installation in the Heat and Power Station of PKN ORLEN S.A.". Performed by: "GĘBALA" Pomiary i Badania Urządzeń Elektrycznych, Kielce;
- "Updating the water study in relation to the sewage dump for the Manufacturing Plant of PKN ORLEN S.A. in Płock". Performed by: "PROEKO" Spółka z o.o. in Warsaw.

Key Capital Group companies achieved the following results in research and technological development:

Rafineria Nafty Jedlicze S.A.

- Implementation of a technological solution providing for a significant improvement, after the DOP – HOP process, of the qualities of base oils obtained from the used oils with the use of a new catalyst system;
- Continued modernisation of the used oil discharging plant enabling their segregation, which positively affects the quality of obtained products of hydrofining and allows to change the management of waste oils of worst quality;
- Continued works relating to the possibility to apply various formulas of raw materials inputs in the solvent manufacturing system.

Anwil S.A.

- Intensified production of the suspensive PVC to the level of 340 kt/year. Once completed, this project will enable the PVC production capacities to be adjusted to the intensified chlorine production capacities and to decrease the unit production costs;
- Catalytic reduction of nitrogen oxides. This pro-ecological investment will be implemented on two nitric acid production lines; its goal is to considerably limit the emissions of NOx to the atmosphere;
- Construction of turbine 4.0 MPa. On 29 May 2007 a building permit application was filed. In terms of procurement the investment has been implemented in more than 60%.

ORLEN Oil Sp. z o.o.

- Implementation of new technologies to the production enabling manufacturing of engine oils, which meet the most recent EURO 5 requirements;
- Introduction to the production of a range of new emulating cutting oils: mineral, semi synthetic and synthetic;

- Implementation to the production of technologies enabling to obtain new generation anti-adhesive oils for building industry;
- Exploitation study of cooperation of ORLEN OIL engine oils with biodiesel;
- Exploitation study of Platinum oils on the farming machines;
- Improvement of base oils manufactured to be classified to I+ group;
- Development of the technology for producing a plasticizer for natural and artificial rubber type TDAE.

Inowrocławskie Kopalnie Soli "SOLINO" S.A.

- Providing for a long-term strategy for crude oil and fuel warehousing beyond the time limits defined by the resources and volume of the "Góra" deposits and extending the assortment of media stored in the salt cavities, numerous stimulations and analysis showed the need to prepare an investment process aimed at acquiring a new salt deposit, construction of a leaching plant and, at the same time, a warehouse for storing natural gas, crude oil, fuels and reactive gases. Also the works were conducted involving the project of warehousing LPG in the "Góra" deposits;
- Continuation of works to deepen the knowledge of internal structure and bordering of the salt diapiric fold "Mogilno", geophysical seismic research has been completed to identify the bordering of the diapiric fold in its part expected to home new leaching installations and a programme for hydrogeological studies has been developed to examine the water relations within the overburden of the diapiric fold.

ORLEN Projekt S.A.

- Updating the quality management system to comply with the requirements of ISO 9001 and NATO as defined in AQAP 2110 and obtaining certificates for the system issued by BVQI and NATO.

ORLEN KolTrans Sp. z o.o.

- Adding three processes to the ISO 9001 Quality Management System documentation including preparation of the documentation for external audit.

ORLEN Laboratorium Sp. z o.o.

- Works aimed at implementing new brand for fuel quality monitoring.

Płock Park Przemysłowo – Technologiczny S.A.

- In the first half of 2007 the works were continued in relation to the implementation of the project "Construction and Development of the Industry and Technology Element of PPP-T in Płock for the Over-Regional Innovative Activity" placed on the list of key projects covered by the Local Operating Programme launched by the Mazowieckie Voivodship cofinanced by the European Regional Development Fund. As a result of these works, investment processes were developed for the following tasks covered by the project to be put into effect in 2007:
  - Construction of, and supplying equipment to, the Corporate Service Centre for the purpose of developing the Industry and Technology Element of PPP-T in Płock;
  - Construction of the IT and logistics infrastructure for the development of the Industry and Technology Element of PPP-T in Płock;
  - Construction of the research & implementation and laboratory infrastructure for the the Industry and Technology Park in Płock.

V. DESCRIPTION OF FACTORS CRUCIAL FOR THE DEVELOPMENT OF THE CAPITAL GROUP

The key factors for the development of the PKN ORLEN Group in the first half of 2007 included:

Integration programme with AB Mazeikiu Nafta

In June 2007 the principles of the Value Creation Programme (VCP) were presented. An integration programme similar to this one was implemented in Unipetrol in the Czech Republic and the outcome fell beyond expectations. Teams of the best experts from both companies are responsible for the integration process management and for identifying possible benefits to be achieved and synergy and, subsequently, for scheduling relevant activities and for the implementation of specific initiatives. In accordance with VCP, a target EBITDA level of MN will amount to USD 700 million in 2012, taking into account variable macroeconomic conditions, and USD 727 million - taking into account fixed macroeconomic conditions. The capital expenditures for the period 2007-2012 are planned to amount to USD 1.6 billion.

The Value Creation Programme will be implemented at three stages:

1. Reconstruction of MN production capacities destroyed after the fire, which occurred at MN on 12 October 2006 and due to a break in crude oil supplies via the pipeline, which started on 29 July 2006. This stage aimed at reconstructing the production capacities will be effected through:
   - restoration of a vacuum column (which has not been in use for 20 years) in the Asphalt Oxidation installation, which has enabled to reduce the heating oil production;
   - reconstruction of a thermal cracking (Visbreaking) installation damaged during the fire, which has enabled to return to the full conversion regime;
   - launch of the vacuum gas oil supplies to use in full a fluid catalytic cracker;
   - reconstruction of the Vacuum Distillation Installation by the end of 2007;
   - procurement of crude oil supplies:
     - import of crude oil by sea with the use of the MN infrastructure located in Butynga and common procurement of crude oil from PKN ORLEN S.A.,
     - involvement in contacts with relevant parties to restore the pipeline supplies;

2. Improvement of Operational Efficiency in all segments of the MN business activity. The Parent Company has already commenced to implement initiatives at the VCP second stage, which, among others, includes:
   - implementation of initiatives aimed at improving operational efficiency in all the business and functional fields;
   - expansion of the MN retail network in the Baltic countries;
   - commencement by MN of commercial activity by sea on its own account;
   - Implementation of segment management at MN.

3. Value improvement through introducing a New Investment Programme. The New Investment Programme has already started to be prepared and during 2007 this stage is expected to be prepared in detail and thoroughly planned. The implementation will be continued in 2008 and most of works will have been completed by the end of 2011. The New Investment Programme will be implemented through:
   - increasing the MN refinery conversion index:
     - hydrocracking installation;
     - column for vacuum separation on the thermal cracking installation (Visbreaking),
     - propane – propylene separation column for;
   - Investment ensuring the compliance of MN refinery with the European regulations.

The higher MN's EBITDA by 2012, as compared to 2007, amounting to USD 650 million, in the fixed macroeconomic conditions will be the result of the synergetic effect of individual stages of the VCP implementation comprising the following:
- Reconstruction of production capacity: USD 200 million;
- Improvement of Operational Efficiency: USD 250 million;
- New Investment Programme: USD 200 million;

The target capital expenditures of MN in 2007-2012, amounting to USD 1.6 million, at individual stages of the VCP implementation will be as follows:
- Reconstruction of production capacity: USD 300 million;
- Improvement of Operational Efficiency: USD 550 million;
- New Investment Programme: USD 750 million.

The Value Creation Programme will indicate the directions of development of the Mazeikiu Group for the subsequent five years.

Changes in terms of IT

During the first six months the central SAP system was modernised which will provide for the IT support for new business processes, automatization of excise tax settlements, and extension of, and making more detailed, the record of commercial events. In the first half of 2007 an agreement was concluded for the connection of the Parent Company's network of petrol stations to the corporate network. It will ensure on-line communications and contribute to the better accessibility of petrol stations, reduction and making more stable the costs of data transmission and reduction of costs of the maintenance service. Moreover, this solution will make it possible to implement the projects dependent on a permanent access to the ORLEN network at petrol stations (Total Margin Optimization – TMO, Vitay). Due to the permanent connection the quality of client service will be improved (quick authorisation of payments with cards), and a great part of service actions could be provided remotely from the central office. On the other hand, the appointment of the Central Office for Teleinformatics Projects Management will ensure that the activities relating to key projects and teleinformatic programmes within the Capital Group are coordinated through the uniform project management model and will contribute to the better supervision over the stage of performance of individual projects.

Operating expenses reduction programme OPTIMA

OPTIMA, the program for reducing operating expenses, has replaced the previously operating COCCP program operating in years 2004-2005. OPTIMA is an important element in the PKN ORLEN strategy, which is supposed to ensure that the ambitious development goals of the Concern are implemented and the value for the shareholders is improved. According to the principles of the Programme by 2009 the improvement in operating expenses efficiency of at least PLN 600 million is expected and the improvement of investment efficiency by another PLN 600 million PLN, with the full realisation of projects scheduled for the Concern's strategy. OPTIMA covers the Parent Company, i.e. PKN ORLEN and the Capital Group companies. After 6 months of 2007 the savings obtained on operating expenses amounted to PLN 221 million as a result of OPTIMA implementation. This represents 70% of the target set for 2007, i.e. PLN 316 million. In the other major field of OPTIMA operation, i.e. optimisation of capital expenditures, the efficiency improved by PLN 77 million. This effect refers mainly to the investments planned and implemented in the Parent Company, but the optimisation process has been also extended to cover the investments implemented within the Capital Group. The analysis of individual projects implemented as part of OPTIMA indicates the following fields of savings: subsidiaries, retail, production, logistics, and procurement and support function. In subsidiaries the savings of almost PLN 51 million were achieved. In the first half of 2007, the retail field generated the improvement of efficiency of PLN 48 million, production – PLN 38 million, logistics - PLN 25 million and procurement - PLN 49 million. The support function's contribution to the generated result amounts to nearly PLN 12 million.

Logistics development plan for the years 2006 -2009

The main task of the Concern's logistics is to handle sale at optimised costs in a complete and flexible manner, through creating the most effective blend of its own logistics and hired logistics services in order to offer the retail and wholesale on the Polish, Czech and Lithuanian markets, which are advantageous in terms of competition. The activities carried out in the Logistics segment in the first half of 2007 constitutes the continuation of principles implemented as part of "Logistics development plan for the years 2006 – 2009" approved by the Supervisory Board of the Parent Company in May 2006. The implemented solutions stemmed from the following strategic goals identified for the area of logistics:

- Procuring safety and permanent supplies;
- Regional integration;
- Improvement of operational efficiency.

The key activities in the first half of 2007 in the area of logistics included:

- Investment relating to the Biofuels Strategy adopted by the Management Board of PKN ORLEN S.A. - construction of plants dosing biocomponents to diesel oil in 7 own warehouse bases;
- Agreement concluded with Rafineria Trzebinia S.A. for the provision of services of composing diesel oil Ekodiesel Ultra with the 5% content of fatty acids methyl esters (FAME) – distribution of the above fuel from the warehouse base in Trzebinia was launched as of 18 April 2007;
- Commencement, on 24 April 2007, of the distribution of diesel oil with the 5% content of fatty acids methyl esters (FAME) from the ORLEN PetroProfit warehouse base;
- Local restructuring of Logistics – improvement of efficiency in operations and better adjustment to the changes introduced in the wholesale field and in the process of merging shipping companies;
- Implementation of OPTIMA, Efficiency Improvement Programme;

- Developing a reorganisation concept for the shipping companies of the ORLEN Group - improved efficiency of car transport of fuels and guaranteed influence of the Parent Company on the efficient operation of this market via its own companies;
- Continuation of investments in product pipelines, in particular the pipeline between Ostrów Wlkp. and Wrocław;
- Extension of transports arranged by the Parent Company until a 40% share in the overall railway transport is achieved.

Investment programme in the Parent Company

The Development Programme for the Manufacturing Plant in Płock assumes the implementation of the following key investments:
- Paraxylene and PTA Complex,
- HON VII Complex with Hydrogen Installation,
- Ethylobenzene Installation,
- Butadiene installation modernisation and intensification,
- Modernisation and intensification of HF Alkylation installation,

and a number of lesser tasks relating to the adjustment of the plant infrastructure to the new legal land environmental requirements.

The crucial tasks, which have been started and continued in the first half of 2007 include:

- Clause II installation to secure recycling of hydrogen sulphide gas through the construction of new Clausa II unit to replace the old installations – Clausa V and VI which have been operating since 1993;
- Increasing the storage capacity for propylene (3 x 2.200 m^3) – due to the need to increase the storage capacity for liquid propylene of the total capacity of 6,600 m^3 on the plot GH-0, originating from the Olefins Manufacturing Plant II and FKK II Installation designed for Polypropylene III Installation;
- Upgrading and expanding the DCS – MOD 300 system in the TE and GII installations to ensure reliability of the system and to enhance its capability to collect and process data for the intensification of production on Ethylene and Glycol Oxide II Installation;
- Construction of plants for dosing biocomponents to diesel oil in the Warehousing Centres in: Ostrów Wielkopolski, Mościska, Nowa Sól, Wrocław, Szczecin, Sokółka and Gdańsk;
- Construction of the plant for dosing biocomponents to diesel oil at the Car Terminal in Płock in order to enable dosing of esters to diesel oil;
- Construction of the installation for PX production of the nominal capacity of 400 thousand t/y plus infrastructure in order to produce paraxylene (PX) in the quantity of 400 thousand t/y to be further processed to 600 thousand t/y of PTA as the primary raw material for polyesters production;
- Construction of the installation for the production of Therephthalic Acid (PTA) of the capacity of 600 thousand t/y with the infrastructure in order to produce PTA, which is the raw material neded to manufacture polyester (PET);
- Construction of Diesel Oil Hydrorefining Installation including HOG installation in order to improve stability of the oil fraction from the HOG installation to ensure its quality enabling its uninterrupted use as the high quality component of light heating oil Ekoterm Plus;
- Construction of tanks 17 A,B,C and 18 A,B in the Composition Division in order to increase by 28,000 m3 the storage capacity for gasoline to be able to increase the production volume and improve the compliance with health and safety at work and fire regulations;
- Construction of HON VII installation with the infrastructure in order to manufacture, at PKN ORLEN S.A., diesel oil with the sulphur content below 10 ppm. Once this task has been completed HON II and III installations could be cut off. These installations cannot produce diesel oil with the sulphur content of 10 ppm, and have also been already worn and torn in terms of engineering aspects. HON VII processing 2.2 million tonnes/year will secure the production of diesel oil with the sulphur content of 10 ppm for the increased crude oil processing resulting from the intensification of Olefines II, and the production of 400 thousand tonnes/year of paraxylene;
- Construction of Hydrogen Manufacturing Plant II of the capacity of 5 t/h, i.e. 40,000 t/y with the infrastructure in order to increase the hydrogen production for hydrodesulphurisation processes;
- Modernisation and intensification of HF Alkylation installation, the task approved for performance in accordance with the following formula: purchase of license and of base design for the basic installation and ORU and SHP plants for PLN 8 million. Also the preliminary budget for the whole task has been approved in the amount of PLN 150 million, which will be finally approved after the base design has been ready. The goal of the task is to increase the alkylate production capacity from 150 thousand tonnes/year to 280 thousand tonnes/year, to limit the dangers to which environment is exposed in the case of AHF technological process by filling out the installation with HF acid only to the necessary minimum level, i.e. 55 tonnes, to improve technical safety and alkylate quality which will enable to make more flexible the process of gasoline composition;
- Modernisation of warehousing centres in Świnoujście, Kraków, Olszanica and Żurawica;
- Fuel pipeline Ostrów Wielkopolski – Wrocław, this task is aimed at developing its own pipeline system for fuel transportation. Once the pipeline has been ready, the costs of logistic supplies of fuel to the southern west of

Poland will decrease and the current possibilities of exerting operational influence within the Lower Silesia region will be enhanced;
- Construction of the Automatic Pouring Station no. 5 with the infrastructure in order to secure the dispatches of greater volume and the assortment of products;
- Modernisation of stations 110 kV and 30 kV GPZ1 and GPZ2, stage I and II, in order to make certain the supplies of electricity to the Manufacturing Plant;
- Modernisation of burners on furnace OOG-320 no. 3 in Thermal-Electric Power Station in order to make the emissions of nitrogen oxides from OOG-320 furnace no. 3 compliant with environmental regulations, which after 2007 will be becoming more and more strict.

The crucial tasks performed and delivered for operation in the first half of 2007 include:
- Separating HON III installation from the Reforming III installation, which is being liquidated – thanks to necessary works having been performed on technological and power piping as well as on water-sewage pipelines, power cables HON III installation could be separated and operated by its own and, furthermore, the Company could commence safe disassembly of Reforming III installation. The area recovered after the disassembly has been completed was designed for the new PX installation;
- Modernisation of sewage piping in systems I and II; after the modernisation has been completed the appropriate technical condition was restored and the explosion, fire and ecological threats were mitigated relating to the operation of industrial sewage disposal systems;
- Modernisation of the Warehouse Base in Bolesławiec – expansion of the park of warehousing tanks, processes of product reloading and storing were made hermetic, technological and fire safety was enhanced and the new IT system for the warehouse base management and supervision was implemented;
- Modernisation of the Warehouse Base in Kraków Olszanica in respect of warehousing tanks no. 1 and 8;
- Infrastructure of Olefins Manufacturing Plant II in respect of the modernisation of warehouse tanks.

Loyalty programmes binding at the Parent Company

VITAY programme is a loyalty programme aimed at individual customers visiting ORLEN petrol stations on a regular basis. Until 30 June 2007, the program had a group of 6.6 million participants within 1,439 participating petrol stations, including 1,222 owned by the Company, 74 partner petrol stations and 143 franchise petrol stations. In the first half of 2007, the average daily sales under VITAY program amounted to approx. 5.2 million litres. Super VITAY is a loyalty programme for the Parent Company's clients, who have been already enrolled to VITAY programme and collect the biggest number of points. Super VITAY provides clients with additional benefits and prestige of a gold bearer card. On a quarterly basis these clients receive a new free VITAY Journal titled "Szerokiej Drogi", which contain, apart from the current offer of collecting points in exchange for goods and services, a list of awards and attractive commercial promotions.

FLOTA Programme is designed for institutional customers operating their own means of transportation. The programme is mostly participated by: forwarding companies, production and trading companies, banks, offices of central and local administration and foreign branch offices. In the first half of 2007, more than 80 thousand FLOTA loyalty cards were issued, and the share of sales with FLOTA cards in the total sales of fuels within the network of petrol stations owned by the Company increased in the first half of 2007 up to 18.8% from 13.9% as at the end of 2006. The holders of fleet fuel cards can without cash buy fuel, goods and services at petrol stations owned by the Parent Company. At the turn of 2006 and 2007, as part of FLOTA Programme innovative services were launched: *Złoty Szlak* (Golden Route) and *Twoja Lokalna Stacja* (Your Local Station). Both are designed for the companies from shipping and industrial sectors possessing big fleets of cars with specific requirements in respect of fuel purchase, which buy fuel in the amount of minimum 1,000 litres per month, which need an easy and friendly system of fuelling which is beneficial in terms of economy and basic roadside assistance services. In the first half of 2007 approx. 270 agreements were signed for the Your Local Station Program and 35 agreements for the Golden Route Programme. A common feature of new services is a special offer of discounts on fuel, much higher than in the case of standard offer while other permanent benefits of the FLOTA Programme are kept. In March 2006 a new product was introduced addressed to the segment of small and medium fleets – *Twój Lokalny Rabat* (Your Local Discount). This is a cash agreement concluded on the stations owned by the Parent Company, under which clients obtain a discount and receive one invoice per month. As at the end of June 2007 more than 24 thousand agreements were concluded under which the clients declared to buy approx. 25 million litres per moth. This product is addressed to institutional clients, whose monthly demad for fuel amounts to at least 500 litres. Currently, the fleet cards are acknowledged by nearly 1,700 ORLEN and BLISKA petrol stations.

Restructuring activities carried out within the Parent Company

In the first half of 2007 in the Parent Company the restructuring and reorganisation processes were carried out in respect of three areas. They include building new local structures in terms of logistics, transferring property, plant and equipment accounting to ORLEN Księgowość and reducing employment in the Real Estate Disposal Department.

A new local logistic structure is projected to be built. The Logistics Regions will be formed through the separation and transfer of operating activities from the existing 11 regional organisational units to 5 Logistics Regions located in: Warszawa-Mościska – Logistics Region Centre, Lublin – Logistics Region East, Poznań – Logistics Region West, Nowa Wieś Wielka – Logistics Region North and Katowice – Logistics Region South. The replacement of the existing regional structure with 5 Logistics Regions is related to the implementation of Logistics Strategy.

The process of establishing the company ORLEN Księgowość was divided into a few stages. From 1 July 2006 the functions of payroll processes and book keeping for the Capital Group companies were transferred to the company. Since 1 September 2006 the whole inventory count process has been moved to the company and since 1 May 2007 the Property Plant and Equipment Accounting Department has been transferred. By the end of this year still the liabilities, labour costs, financial operations, receivables and general ledger processes are planned to be transferred. The persons employed in these sectors were transferred to ORLEN Księgowość pursuant to article 23' of Labour Code. The employees involved in the property, plant and equipment accounting process were transferred to ORLEN Księgowość Sp. z o.o. on the basis of the continuation of the project to build a modern Accounting Services Centre for PKN ORLEN and the Capital Group to handle accounting processes through the transfer of transaction operations to the single common centre. The aim of this project is to ensure the standardisation of processes within the Capital Group, with the concurrent application of recent technologies and cost saving.

In January 2007 the organisational structure was rebuilt in the field, which the executive director for organisation is responsible for. The Office for Restructuring and Disposing of Real Estate was created which comprises, apart from the Restructuring Department, a newly created Real Estate Disposal Department, concerned by the restructuring activities. The reorganisation in this field was mainly due to the need to make uniform the standards for real estate disposal in the Company, including to create a consistent and complex procedure ensuring the transparency of activities taken (mainly in the processes of sale or lease of real estate) and better operational efficiency, including supervision of the Company's property allocated to the so-called idle assets. To the employees subject to the redundancy process an offer was addressed to take part in the recruitment for new posts, including vacated posts in the teams operating within the structure of the Real Estate Disposal Department operating in Płock or within the Company's structures (internal recruitment) and an offer to take advantage of the Voluntary Leave Programme.

Management by Objectives (MBO)

On 30 June 2007 two years had passed since the incentive system by objectives, i.e. MBO (Management by Objectives) was introduced. This system was created for key employees of the Parent Company and the Capital Group. It is one of the most common and tested management systems used in business. It is applied by the companies from many sectors: services and commerce, consulting and production. Its popularity is due to the fact that this system enables to clearly and transparently set tasks for managers to be fulfilled and to relate the remuneration system to the fulfilment of such tasks through appraising each of them. The system covers posts and not individuals. It is designed to support the strategy of value improvement in the Capital Group. The system provides for the grounds to appraise and remunerate employees on the basis of targets attained and allows to strengthen employees' responsibility for the Company's results. In January 2007 the adjusted MBO Rules and Regulations entered into force. They were approved on 5 December 2006 by the Management Board of the Parent Company. Changes in the MBO Rules and Regulations were introduced to make more precise the solutions applied in 2005 and 2006. The New Rules and Regulations entered into force in January 2007. In 2007 approx. 450 employees were covered by the annual bonus MBO System and nearly 350 employees by the so-called mini MBO (quarterly bonus system) for the posts relating to commerce under the Executive Director for Retail Sale in Poland, posts in the activity area of Wholesale and IT. In June 2007 the MBO bonus was settled for the employees covered by the system in 2006. The financial results generated in 2006 prove not only good market conditions bur also an exceptional involvement of managers in the target achievement.

Competence Development Programme (CDP)

In the first half of 2007 for the second time in the history of the Parent Company the employee evaluation process was carried out as part of the Competence Development Programme. CDP is the process to evaluate and to plan the professional competence development based on the values adopted by the Parent Company. The purpose of the programme is to enhance professional competence of the Parent Company's employees so as each of them possesses sufficient knowledge ad skills to perform his/her duties in accordance with the highest standards. The pilot

Competence Development Programme carried out in 2006 permitted to build a map of competence representing the Parent Company's resources, to define competence gaps of the Programme participants, global need for training and to plan career paths. This year, CDP will make it possible to continue the activities, which have been started as part of the career path development of the prior year Programme participants and to define competence gaps and project development activities for the employees reported for CDP this year. SAP HR/CDP system to be used in this year Competence Development Programme will make it possible to integrate individual development programmes addressed to the Parent Company's employees, including: CDP, Talent Management, Succession, Career Path Programme. In both years, 2006 and 2007, the persons on expert posts and the medium and senior management members participated in CDP. Representatives of the highest level management (Management Board Members, Executive Directors, Heads of Offices) participated in the process of competence development evaluating and planning on the basis of the 360° assessment.

"Talent Management"

In 2007 the concept of creation reserve staff for PKN ORLEN S.A. has been continued to be implemented. The "Talent Management" Project aims at selecting and, subsequently, educating the future medium level managerial staff. The Parent Company offers to the persons to whom the project is addressed that their professional potential be evaluated and on this basis individual career paths are developed and the opportunity is granted to participate in specifically prepared development programmes such as for instance Business Academy or in the strategic game training programme. This programme ensures an optimised use of the potential of talented staff members and supports the desired tendencies in the organisational culture of the Parent Company.

Succession and Career Paths

2007 saw the continuation of the idea of organisational development management in accordance with the needs of the Parent Company and employees' ambitions, and the idea of stimulating the employees in respect of building their own professional development with the adequate HR tools provided. Both above-mentioned targets are being attained through the Succession Programme and Career Paths Programme. The goal of the Succession Programme is to prepare the employees covered by this programme to take specific posts in the Parent Company's or Capital Group's structures so as to contribute to the development of knowledge and skills of the employees covered by the programme and to ensure that their potential be used for the Company's benefit to the fullest possible way. The strategic goal of this programme is to improve the employees' mobility amongst individual fields of activity of the Parent Company and between the Parent Company and the Group companies. Material elements of the programme include also a review of the Company's HR strategy from the perspective of the employee development management and the analysis of managers' expectations as regards the systems of managing career paths and succession.

As a result of the activities carried out under both projects the methodological principles have been developed in the following areas:

- expected experience profiles at particular hierarchical levels in the Company;
- principles of management systems in respect of career paths and succession planning;
- usefulness of the relation between the career paths and succession management on one part and the process of periodical evaluation, on the other, taking into account, among others, rotation and participation in the projects, which subsequently formed the basis for the works under the Company's Bargaining Agreement.

It is important that the developed solutions have been consistent with the Parent Company's strategy, supported its implementation through relations with continuous improvement of operational efficiency and attainment of targets set, creating the modern segment organisation of the Concern and upgrading staff members' qualifications, who possess a wide understanding of the business concept as well as with the implementation of the key strategic projects which often require extraordinary efforts falling beyond the scope of routine duties. As a result of the developed methodological principles of the project, it has become possible to carry out, in the period from January to April 2007, an evaluation process in respect of all indicated participants of the succession and career paths programmes during the Development Centre sessions. The evaluation process was based on the tools of competence analysis and matching roles in the organisation prepared for both programmes. The developed evaluation model has been the starting point not only for the succession and career paths but also for training and other development activities.

Implementation of e-recruitment IT tool – TalentLink

The TalentLink application is an internet service supporting the overall recruitment process, starting from the creation and publication of job offers, through selection of candidates to the execution of employment contracts with relevant candidates. The application enables candidates to create application forms for the preliminary selection of candidates with the option of giving points and filtrating, provides for a comprehensible navigation and functional offer browser on the Parent Company's official website. The tool provides also the managers with the possibility to formulate

recruitment queries (needs for employment) and to follow consecutive recruitment stages. In 2007 the works were carried out in relation to the efficient launch of the application and, therefore, the following activities were undertaken:

- Commencement of phase I of the project (19 March 2007) – launch of TalentLink application for the employees of the Recruitment and Development Department;
- Placing components of TalentLink application on intra- and Internet websites (26 March 2007) – employees and candidates can apply on-line;
- Information campaign (29 March 2007) – article published in Orlen Ekspres and programme with an interview on the radio broadcasting system relating to the new recruitment method;
- Completion of the application stabilisation phase (19 April 2007);
- Commencement of phase II of the project (1 July 2007) – functionality for line managers;
- Completion of the project (30 June 2009).

The application operates effectively and reduces recruitment and selection costs through: the possibility to review the application with no need to print and keep hard copies, better accessibility of the application – offers may be reviewed by a few persons at the same time, better availability of information about candidates by generating reports, submitting comments in the electronic system, reduction of time needed for administrative works relating to the maintenance of job applications data bases in hard copy. Another material role of the application is to strengthen a favourable image of the Parent Company as employer.

New development strategy for Rafineria Jedlicze S.A.

At the end of June 2007 the Supervisory Board approved a development strategy for Rafineria Jedlicze. This strategy refers to the years 2007–2017 and is a long-term programme which refers to all aspects of the production, marketing and investing activities of the company. In accordance with the new strategy, within the nearest decade three production pillars will be built. First of all the company will continue processing of crude oil on the upgraded DRW installation. As assumed it will be the processing of crude oil and gas condensate coming from the local sources exploited by the Sanok branch of PGNiG, only to a small extent supplemented with crude oil and condensates from other sources. From the processed crude oil the company will obtain cheaper components for the production of solvents and heating oils, mainly ekoterm sold through the ORLEN commercial chain. Solvents and heating oil will then represent the second pillar of the business activity. The third pillar is represented by the used oil regeneration, owing to which the company will obtain high quality bases used by other companies to produce industrial oils and lubricants. As part of the new strategy specific capital expenditures are to be implemented. First of all the solvent installation was delivered for operation. The costs of the above-mentioned investment amounted to PLN 27 million and it was considered to be covered by the new strategy although its construction has been started long time ago (18 October 2006). Moreover, in the nearest years Rafineria Jedlicze will modernise and in practice, will construct, a new Pipe and Column Distillation system for preliminary processing of crude oil. The works over the technical project will start at the turn of September and October 2007, the facility will be delivered for operation at the beginning of the second half of 2009. The implementation of the strategy will provide the company with production and financial stability and will make it independent on excise tax relieves relating to the processing of used oils, which in the past constitutes its significant or basic source of income.

Activity of the Basell Orlen Polyolefins Sp. z o.o. group

At present BOP possesses a modern production and logistics base which enables it to effectively compete on the polyolefins market. The company has two manufacturing plants of polypropylene and polyethylene, which belong to the most modern plants manufacturing polyolefins worldwide. The annual production capacity of the plants amounts to 400 thousand tonnes of polypropylene manufactured with the use of Spheripol technology and 320 thousand tonnes of high density polyethylene manufactured with the use of Hostalen technology. In aggregate with production capacity of the low density polyethylene installation the annual yield of BOP plants amounts to approx. 820 thousand tonnes of polyolefins. Both installations possess modern auxiliary logistic infrastructure used for storing, packing and dispatching products by trucks and by train. The present macroeconomic conditions and the growth perspectives for the petrochemical products market for the nearest years are promising. The modern production base, attractive prices of raw materials, cooperation with one of the biggest enterprises operating in this sector worldwide and beneficial geographical location permit to favourably assess BOP's perspectives in respect of results and cash flows to be generated. BOP will continue to carry out the activities aimed at optimal use of the market, production and distribution bases, which are already held. In particular, it is planned to:

- Increase the Polish market share for new products belonging to the Basell Orlen Polyolefins group, i.e. high density polyethylene and copolymers;
- Optimise the distribution of products, i.e. reduce the costs and gradually increase the possibilities of product storage;
- Introduce new types of polymers to the production.

Development program of ANWIL S.A.

The future shareholding policy of ANWIL S.A. in respect of its subsidiaries and associates will be a continuation of the currently conducted shareholding policy which follows from the corporate governance of the Parent Company. The company's target is to maintain, on the markets on which it operates, its position of the leader or a leading manufacturer. At present, the company possesses a modem production line for VC and PVC of the capacity of 300 thousand tonnes/year. Currently, a number of low-cost undertakings are carried out with the aim to increase the capacity up to 340 thousand tonnes/year. Technical and economic indices obtained on these installations are at the level close to that achieved by worldwide leaders. In the market aspect, ANWIL S.A. is the sole producer of suspension PVC in Poland. There is a potential for further increase in the production capacity of the existing PVC installation without increasing the number of basic facilities but it is planned, in a long-term perspective, to increase the production capacity of the installations through extension. In the fertiliser production field of ANWIL S.A.'s activity, it possesses a modern nitro-chalk installation with other line installations (ammonia, nitric acid, ammonium nitrate), whose indices, after the modernisation, are at the level of those shown on the good European installations. There is a potential to further increase the fertiliser production capacities, specifically by the modernisation of nitric acid manufacturing plant. The aggregate production capacity of ANWIL S.A. and Spolana a.s. in respect of sodium hydrate amounts to approx. 340 thousand tonnes (as converted to pure component) and in respect of polyvinyl chloride - approx. 420 thousand tonnes. Other material factors providing for the oportunities for further increase in potential of ANWIL S.A. include, first of all, potential mergers or takeovers carried out as part of the product and raw material integration programmes and more effective exploitation of the capacities already possessed (after modernisation) in the areas of fertilisers and PVC.

ORLEN KolTrans Sp. z o.o.

After the national regulations had been adjusted to the European regulations in respect of availability of railway infrastructure, the grounds were created on the Polish market for private foreign operators. The company has been improving the quality of its services due to the professional railway rolling stock, which it has acquired, and the expansion of a fleet of traction vehicles while maintaining competitive prices. A further development of the company relates to the development of license shipping and the increase in quantity of poured, unloaded and shipped crude oil products.

ORLEN Deutschland AG

In 2007, a continuous strong competition on the fuel market, in respect of the retail margins, has still affected the financial result obtained by ORLEN Deutschland. Starting from January 2007 the margins on the German fuel market did not result in the improvement of profitability of fuel sales. The Company will carry out its development process through the following activities:

- Continuation of "Fit for growth" programme;
- Expansion of the petrol station network through the acquisition, construction and reconstruction of petrol stations;
- Increase in sales thanks to a new target-oriented marketing strategy;
- Optimisation of cost structure and of the company's organisational structure as a result of implementation of budget tasks adopted for 2007;
- Consistent policy for network restructuring and desinvesting activity oriented to close down unprofitable petrol stations in 2007.

The future development of ORLEN Deutschland AG will be strongly affected by the overall economic situation in Germany, crude oil and fuel prices fluctuations and strong competition on the fuel market triggering a low margin level.

IKS SOLINO S.A.

The market witnesses a continuously increasing demand for storage of liquid and gas hydrocarbons in salt cavities. The permanent upwards trends will be stimulating the company's investment activities addressed to increase the storage capacity, introduce new products to the storage programme and, first of all, aimed at developing new deposits, which would enable the company to develop this area of the company's activities. It is also of importance that the strategic and operational reserves of liquid and gas hydrocarbons are growing up on a continuous basis, which stimulates the company's development. Furthermore, if the current upwards trends in respect of market demand for industrial brine are maintained and the relating stability of development of manufacturers of soda and chlorium for inorganic chemistry allows for the development of excavations and replacement investments in respect of production capacity. In the long-term perspective this area of the company's activity will also need high-cost investments in order to use new deposits.

ORLEN Gaz Sp. z o.o.

The key external factors materially affecting the development of the company ORLEN Gaz Sp. z o.o. include:
- Further consolidation of the autogas market manifesting in the client migration to network stations and stations offering other types of fuel and leaving single private autogas modules;
- Act on Quality Fuel Monitoring having been extended to cover gas (Official Journal 2006, No. 169, Item 1200);
- Act of 16 February 2007 on Crude Oil, Oil Products and Natural Gas, Rules of Conduct in Case of State Fuel Emergency and on Performing International Obligations in Case of Disturbancies in their Supplies and Crisis on Crude Oil Market;
- Promoting LPG as a competitive environmental friendly power carrier as compared to other sources;
- Fighting with grey zone in the area of autogas and the bottle segment.

The key internal factors materially affecting ORLEN GAZ Sp. z o.o. perspectives for development include a change of strategy involving the following investments:
- Takeover of control over all the supplies of liquid gas to the Polish market from the Mazeikiu Group;
- Delivery for use of the modernised gas terminal in Płock.

Płocki Park Przemysłowo – Technologiczny S.A. (PPPT)

The development perspectives for the company are currently related to two significant external factors, namely:
- disbursements of financial resources from structural funds at the national and regional (voivodship) level;
- economic conditions and investment climate in Poland.

Two main trends in the company's activities, in the medium-term perspective, are focused on getting investors and further construction of Płock Industry and Technology Park. In the first case the crucial element is the climate for investments, including foreign investments. The company's management board has launched actions aimed at improving the investment quality of PPPT area by taking efforts to establish the Łódź Special Economic Zone Regional Park thereon as part of a new economic initiative of the Ministry of Economy. Consequently, this may result in the area of more than 130 ha to be covered with the privilege of public aid, which is available only in special economic zones, i.e. income tax exemptions for investors. At the first stage the company filed, on 30 July 2007, an application for the establishment of the regional park with the Łódź Special Economic Zone, which, on 31 July 2007, submitted a relevant application to the Ministry of Economy. Otherwise, the investment plans of PPPT would be contingent on the disbursement of financial resources from the European structural funds. The target level of financing to be obtained, and the scope of aid to be allocated to the PPPT Project, once determined, will be decisive for the way in which the investments assumed to be implemented in the years 2007 – 2013 will be implemented.

VI. DECLARATION OF THE MANAGEMENT BOARD CONCERNING THE APPLICATION OF CORPORATE GOVERNANCE

The Parent Company has adopted all principles recommended by Giełda Papierów Wartościowych w Warszawie S.A. (hereinafter the "Warsaw Stock Exchange") excluding the rule No. 20, which refers to independent members of the Supervisory Board. The declaration on adhering to the principles of corporate governance was approved by the General Shareholders' Meeting of the Parent Company held on 31 May 2007. Under the decision of the General Shareholders' Meeting and pursuant to §29 of the Rules and Regulations governing the operation of the Warsaw Stock Exchange and the Resolution passed by the Council of the Stock Exchange on adopting the principles of corporate governance which are binding for joint stock companies admitted to trading at stock exchange, on 31 May 2007, the Management Board of the Parent Company has made a declaration on applying the corporate governance principles.

An updated declaration on the Parent Company adherence to the principles of corporate governance was made public in a regulatory announcement no. 30/2007 dated 31 May 2007. The Parent Company declared, like a year ago, that it had been adhering to the principles of corporate governance, with the exception of the principle no. 20, which provides for independency of at least one half of the supervisory board members. The Parent Company's Management Board made a recommendation to the Company's General Shareholders' Meeting, on 29 June 2005, to adopt the entire set of principles of the corporate governance, however, the principle no. 20 did not meet with the approval of the Company's Shareholders.

In accordance with the announcements published in the declaration of the Parent Company in the prior year, in this year declaration the Company's comments to each particular principle of corporate governance were revised and updated so as they comply with the amendments made in 2006 to the Parent Company's corporate documents: the Articles of Association, General Meeting By-Laws, Supervisory Board By-Laws and Management Board By-Laws. Additionally, the comment on rule no. 19 was supplemented with the information that the Company encourages its Shareholders to present their candidates for the Supervisory Board Members before the General Meeting and announces such proposals in public.

ADDITIONAL INFORMATION

1. Significant agreements

The significant agreements concluded by the Parent Company in the first half of 2007 include the following:

1. On 17 January 2007 PKN ORLEN S.A. signed an agreement with PETRACO Oil Company Ltd. seated in Guernsey for the supplies to PKN ORLEN S.A., via "Druzhba" pipeline up to 3 million 360 thousand tonnes of REBCO type crude oil annually. The crude oil will come from the resources of the Rosneft company. The agreement has been in force from 1 January 2007 to 31 December 2011. Parties to the agreement provided for the option for extension of 1 year or more. In the case of no supplies or delayed supplies, the agreement provides for contractual penalties in excess of the PLN equivalent of EUR 200 thousand translated at the average EUR exchange rate of the National Bank of Poland as at the agreement execution date. The forecast value of supplies by 31 December 2011 amounts to approx. USD 6 billion i.e. approx. PLN 18.1 billion.
2. On 18 January 2007 PKN ORLEN S.A. concluded with Firma Chemiczna DWORY S.A. ("DWORY S.A.") seated in Oświęcim three longterm agreements for the supply to DWORY S.A. of ethylobenzene, butadiene 1.3 and C4 fraction. The first agreement concerns the sale of ethylobenzene in annual amounts of 120 thousand tonnes of the product, not less however than 105 thousand tonnes per year. The estimated value of the agreement during its term, i.e. minimum 15 years, amounts to approx. PLN 6 billion. The ethylobenzene supplies to DWORY S.A. will start at the latest by 1 January 2010, with the right to delay this date once by not more than 9 months without any consequences for PKN ORLEN S.A. The agreement enters into force as of 18 January 2007 and cannot be terminated by any of the parties for at least fifteen years starting from the date when the ethylobensen supplies start. The second agreement concerns the sale of butadiene 1.3 in the amount of not less than 57 thousand tonnes in 2007 and not less than 60 thousand tonnes in the period from 1 January 2008 to 31 December 2023. In aggregate PKN ORLEN S.A. will provide not less than 897 thousand tonnes of butadiene 1.3 during the whole term of the agreement. The estimate value of the Agreement for the sale of butadiene during its term amounts to approx. PLN 2.5 billion. The third agreement concerns C4 fraction in the quantities specified in the supply Schedule revised on an annual basis, not less than 20.6 thousand tonnes in 2007. The agreement was concluded for a period from 1 February 2007 to 31 December 2022. The estimate value of the agreement during its term amounts to approx. PLN 68 million. The execution of the above three agreements between PKN ORLEN S.A. and DWORY S.A. is related to the business activity of ETYLOBENZEN Płock Spółka z ograniczoną odpowiedzialnością, where PKN ORLEN S.A. holds 51% of shares in the share capital and DWORY S.A. holds 49% of shares. On 18 January 2007 PKN ORLEN S.A. executed with DWORY S.A. a Strategic Cooperation Agreement under which PKN ORLEN S.A. agreed to execute a share sale agreement pursuant to which DWORY S.A. will sell to PKN ORLEN S.A. its shares in ETYLOBENZEN Płock. The sale will concern all the shares in ETYLOBENZNEN Płock held by DWORY S.A., i.e. 588 of shares, each of the nominal value of PLN 10,000, of the aggregate nominal value of PLN 5,880,000, representing 49% of the share capital of ETYLOBENZEN Płock. The share sale agreement will be executed when specified by PKN ORLEN S.A., but no later than on 30 June 2007.
3. On 23 April 2007 PKN ORLEN S.A. concluded with Firma Chemiczna DWORY S.A. a share sale agreement in respect of 588 of shares in ETYLOBENZEN Płock Sp. z o.o., each of the nominal value of PLN 10,000, of the total nominal value of PLN 5,880,000, representing 49% of the share capital of ETYLOBENZEN Płock Sp. z o.o. and 49% of votes at the Shareholders' Meeting of ETYLOBENZEN Płock Sp. z o.o., the total price for the acquired shares amounts to PLN 6,016,444,59 and was paid by PKN ORLEN S.A. out of its own funds. As a result of this transaction PKN ORLEN S.A. will hold 100% of shares in the share capital of ETYLOBENZEN Płock Sp. z o.o. The share capital ETYLOBENZEN Płock Sp. z o.o. amounts to PLN 12.000,000 and is divided into 1,200 equal and indivisible shares, each of the nominal value of PLN 10,000.
4. On 15 June 2007 PKN ORLEN S.A. signed an agreement for the purchase from the company Svenska Standardbolag AB, seated in Falun, Sweden, 5,000 of shares in Aktiebolaget Grundstenen 108770 (Aktiebolaget Grundstenen), seated in Falun, Sweden. The acquired shares represent 100% of the share capital and 100% of the total number of votes at the General Meeting of Aktiebolaget Grundstenen. The nominal value of one acquired share amounts to 100 SEK. The price for the acquired shares amounts to SEK 500,000 and was paid by PKN ORLEN S.A. out if its own funds. As at 15 June 2007 the book value of the acquired shares amounts to PLN 202,000 according to PKN ORLEN S.A.'s accounting books. PKN ORLEN S.A. bought the shares in Aktiebolaget Grundstenen, in order to, among others, efficiently conduct the issue of Eurobonds. It is planned that Aktiebolaget Grundstenen will be wound up after all the Eurobonds issued by PKN ORLEN S.A. will be re-bought from the bond holders.
5. On 29 June 2007 PKN ORLEN S.A. signed with Hawełka Sp. z o.o. a share sale agreement in respect of shares in Motell Sp. z o.o. As a result of the agreement the Issuer will sell to Hawełka 350 shares in Motell, each of the nominal value of PLN 2.000 and of the total nominal value of PLN 700,000, representing 35% of the share capital in Motell and votes at the Shareholders' Meeting of Motell, for the total scheduled price of PLN 1,600,000. The share capital of Motell amounts to PLN 2,000,000 and is divided into 1,000 equal and indivisible shares, each of

the nominal value of PLN 2.000. The carrying value of the sold shares in the Issuer's accounting books amounted to PLN 148,462 as at 29 June 2007.

6. On 6 July 2007 PKN ORLEN S.A. signed with EXATEL S.A. a share sale agreement in respect of shares in Niezależny Operator Międzystrefowy Sp. z o.o. seated in Warsaw (NOM). As a result of the agreement PKN ORLEN S.A. will sell to EXATEL S.A. 168,000 shares in NOM, each of the nominal value of PLN 125 and of the total nominal value of PLN 21,000,000, representing 35% of NOM's share capital and 35% of the total number of votes at the Shareholders' Meeting of NOM, for the total scheduled price of PLN 22,209,000. The payment of the price for the shares sold, i.e. closing of the transactions will take place after EXATEL S.A. has obtained all necessary approvals, no later however than by 13 September 2007. The transfer of NOM shares ownership to EXATEL S.A. will take place at the moment of payment of the price for the shares sold. The share capital of NOM amounts to PLN 60,000,000 and is divided into 480,000 equal and indivisible shares, each of the nominal value of PLN 125. The carrying value of the shares sold recorded in PKN ORLEN S.A.'s accounting books amounted to PLN 18,033,294 as at 6 July 2007.

7. On 18 July 2007 PKN ORLEN S.A. signed an agreement with KD Petrotrade FZE seated in the United Arab Emirates (Petrotrade), for the supplies via "Druzhba" pipeline, to PKN ORLEN S.A. of two million four hundred thousand (2.4 million) tonnes of REBCO type crude oil annually. The agreement entered into force on 1 July 2007 and will last until 30 June 2010. The parties to the Agreement provided for the option of extension by 2 years or more. As at the Agreement conclusion date the forecast value of supplies until 30 June 2010 amounts to approx. USD 3.9 billion (i.e. approx. PLN 10.6 billion translated at the average USD/PLN exchange rate of the National Bank of Poland of 18 July 2007). If at least 90% of monthly supplies are not delivered or delayed in agiven month of supply, the agreement provides for contractual penalties in the amount of approx. PLN 1.2 million per month.

Significant agreements concluded by other Capital Group companies in the first half of 2007 not mentioned in the part concerning the agreements concluded by the Parent Company:

AB Mazeikiu Nafta

- On 5 January 2007 PKN ORLEN S.A. signed an agreement with AB Mazeikiu Nafta (Mazeikiu Nafta), under which PKN ORLEN S.A. was granted the exclusive right to supply crude oil to Mazeikiu Nafta. The agreement was signed in relation to the centralisation of crude oil procurement for the PKN ORLEN Group S.A., including to its refineries in Poland, Czech Republic and Lithuania. The agreement was executed for indefinite term and entered into force on the day it was signed. The supplies of crude oil under the agreement will be effected via the "Druzhba" pipeline and by sea via a harbour in Butynga. As at the agreement execution date the forecast value of crude oil supplies to AB Mazeikiu Nafta under the agreement during the first five years will amount to approx. USD 19 billion (i.e. PLN 56.5 billion translated at the average USD/PLN exchange rate of the National Bank of Poland of 5 January 2007).
- On 17 June 2007 the insurance agreement for Ventus Nafta was updated relating to assets and liabilities towards third parties. The total insurance cost amounts to 89,383 LTL. Under this insurance contract all the assets located at the stations and in the Headquarters were covered with the insurance. The total value of the insured assets amounts to approx. 70 million LTL.

Unipetrol a.s.

- On 30 January 2007, Unipetrol a.s. and Firma Chemiczna Dwory S.A. executed an agreement for the purchase of 6,236,000 ordinary shares in the company Kaucuk a.s. The shares sold represent 100% of the share capital, each of the nominal value of CZK 1,000, and represent 100% of votes at Kaucuk's General Meeting. The price for the shares sold amounts to EUR 195,000 thousand and will be paid by Dwory in cash. The carrying value of the shares sold as recorded in Unipetrol as's accounting books as at 31 December 2006 amounted to CZK 5,460,000 thousand. Concurrently with the execution of the above agreement, Unipetrol, Dwory, Chemopetrol and Kaucuk concluded on 30 January 2007 an understanding for cooperation in respect of the construction and exploitation of a new butadiene installation under which a selected subsidiary from the Unipetrol Group and Kaucuk a.s. will enter into a joint venture agreement with the aim to construct and exploit the new butadiene installation. The share in the newly established company and in the founding costs and further operational costs of the company will be divided between the Unipetrol Group (51% share) and Kaucuk (49%).
- On 27 April 2007 the company Butadien Kralupy a.s. was registered by the Municipal Court in Prague. The company Kaucuk a.s. bought from Unipetrol a.s. 300 shares in Butadien Kralupy for the total price of CZK 150,000 thousand. The acquired shares represent 100% of Butadien Kralupy's share capital, each of the nominal value of CZK 500,000, and represent 100% of votes at the General Meeting of Butadien Kralupy. The price for the shares was paid by Kaucuk in cash. The carrying value of the acquired shares as recorded in the accounting books of Kaucuk as at 9 May 2007 amounted to CZK 150,000 thousand.

- On 7 June 2007 Unipetrol, a.s. acquired 100% of shares in the company Garo Estates s.r.o. The shares were purchased on the basis of the agreement signed on 6 June 2007 between Unipetrol, as the buyer and Corporate Consulting a.s. seated in Prague as the seller. Unipetrol bought 100% of the share capital of Garo Estates, seated in Litvinov, Czech Republic, of the total nominal value of CZK 200,000. Unipetrol paid for the shares bought the price of CZK 280,000. The carrying value of the shares as recorded in the accounting books of Unipetrol as at 7 June 2007 amounted to CZK 280,000.
- On 10 July 2007 Unipetrol, a.s. acquired from KAUCUK a.s. 51% of shares in the company Butadien Kralupy a.s. for the price of CZK 76,500,000. As a result of this agreement Unipetrol acquired 153 shares in Butadien Kralupy, each of the nominal value of CZK 500,000, representing 51% of the share capital of Butadien Kralupy and 51% of the total number of votes at the Shareholders' Meeting of Butadien Kralupy. The price for the shares was paid by Unipetrol in cash. The carrying value of the shares as recorded in the accounting books of Kaucuk as at 9 July 2007 amounted to CZK 76,500,000. The agreement was signed in relation to the sale by Unipetrol of 100% of shares in the company Kaucuk and on the basis of the understanding for cooperation in respect of the construction and exploitation of the new butadiene installation, signed on 30 January 2007 between Unipetrol, Dwory, CHEMOPETROL, a.s. and Kaucuk. The sale of shares in Kaucuk is effected on the basis of the share sale agreement signed on 30 January 2007 between Unipetrol, as the seller, and Dwory, as the buyer.
- On 19 July 2007 Unipetrol, a.s. sold to Firma Chemiczna Dwory S.A. 6,236,000 ordinary shares in Kaucuk a.s. seated in Kralupy by Vltavou. The shares were transferred under an agreement concluded between Unipetrol and Dwory on 30 January 2007. As a result of the sale of shares by Unipetrol, Dwory has become the sole shareholder of Kaucuk. The sold shares represent 100% of Kaucuk's share capital, each of the nominal value of CZK 1,000 and they represent 100% of votes at the General Meeting of Kaucuk. The price for the shares sold amounts to EUR 195,000,000 and was paid by Dwory by wire transfer to Unipetrol's bank account. The carrying value of the shares sold as recorded in the unit financial statements of Unipetrol as at 18 July 2007 amounted to approx. CZK 5,460,000,000 and the carrying value of the shares sold as recorded in the consolidated financial statements of Unipetrol amounted to CZK 7,060,000,000. The Kaucuk shares were transferred to Dwory after the obligations specified in the agreement executed 30 January 2007 between Dwory and Unipetrol have been satisfied.
- On 16 March 2007 Czeska Rafinerska a.s. signed an agreement with ABB Lummus Global s.r.o. for the construction of the installation for Cracking Gasoline Selective Hydrorefining. The works in this respect were agreed to start in October 2007. The estimate value of the agreement amounts to CZK 489 million.
- On 14 April 2007 Czeska Rafinerska a.s. signed an agreement with ABB Lummus Global s.r.o. for the modernisation of HCU installation. The works in this respect were agreed to start in October 2007. The estimated value of the agreement amounts to CZK 663 million.
- On 10 May 2007 Czeska Rafinerska a.s. signed an agreement with Euromont Group a.s. for the performance of repair works in the refinery in Litvínov. The estimated value of the agreement amounts to CZK 300 million.
- On 25 May 2007 Czeska Rafinerska a.s. as a result of a tender for implementation of Hydrogeological Protection System selected the company AQUATEST a.s. The estimated value of the agreement amounts to CZK 1.5 million.
- On 7 June 2007 Unipetrol Doprava signed an agreement with Kaučuk, a.s. on the purchase of railway siding. The estimate value of the agreement amounts to approx. CZK 142.8 million.

ORLEN Deutschland AG

- On 25 January 2007 ORLEN Deutschland AG concluded an annual contract with Deutsche BP Aktiengesellschaft for the sale of fuel to the company ORLEN Deutschland AG in the period from 1 January 2007 to 31 December 2007. The estimate value of the transaction amounts to approx. EUR 900,000 thousand, i.e. approx. PLN 3,490,650 thousand, translated at the average EUR exchange rate of the National Bank of Poland of 25 January 2007.
- On 19 March 2007 ORLEN Deutschland AG signed an agreement with Shell Deutschland Oil GmbH, Hamburg for the supply of fuel to ORLEN Deutschland stations in Germany in the period from 1 January 2007 to 31 December 2007. The estimate value of the transaction amounts to approx. EUR 800,000 thousand, i.e. approx. PLN 3,102,240 thousand, translated at the average EUR exchange rate of the National Bank of Poland of 19 March 2007.

BOP Sp. z o.o.

- The agreement concluded on 11 May 2007 with Basell Polyolefine GmbH for the rendering of services by Basell in connection with: improvement, development of product, technical support and exchange of know-how.
- The agreement executed on 18 May 2007 with PMS Labs Sp. z o.o. on granting the license and performance of implementation and training services for the project: "Implementation of Livelink Document Management for SAP".
- The agreement of 13 June 2007 with PMS Labs Sp. z o.o. for technical support and development of the IT solution based on Livelink products and PMS Labs applications.

Rafineria Trzebinia S.A.

1. The agreement for the rapeseed oil supply of 17 August 2004 with Ewico Sp. z o.o. The agreement was renegotiated and replaced with the AGREEMENT FOR SUPPLY OF RAW RAPESEED OIL of 24 August 2006 executed with Zakłady Tłuszczowe Kruszwica S.A., which took over the rights and obligations of Ewico Spółka z o.o. as a result of the merger. The agreement will be in force by 30 June 2016. Under this agreement in the first half of 2007 the supplies of 6,500 tonnes of rapeseed oil was performed of the value of ca PLN 14 million.
2. On 27 March 2007 an agreement was signed with PGNiG S.A. for the supplies of domestic crude oil. The agreement will remain in force by 31 December 2008 and provides for the purchase of crude oil stored in RTSA (in the quantity of approx. 38,000 tonnes) before the contract conclusion and purchases from the ongoing supplies – in the quantity of 15,000 +/- 15% tonnes /month. The prices are calculated on the basis of a formula based on listings. In the first half of 2007 the value of the purchased goods amounted to more than PLN 93 million.

2. Information about basic products and services as well as sales markets and sources of supply with indication of individual suppliers

Consolidated companies	Basic products, goods and services	Sales market (areas of activity)	Major supplier	Revenues from sale (in PLN thousand)
		Parent Company		
PKN ORLEN S.A.	Gasolines and Ethyl Gasolines, Diesel, Heating, Lubricating, Special Purpose oils, Asphalts, Ethylene, Propylene, Butadiene, Glycols, Phenol, Acetone	Domestic market and export	J&S Service&Investment Ltd, Fisotra, Petraco, KD Petrotrade, PGNiG S.A.	19,161,560
		Subsidiaries		
the Unipetrol Group:				6,172.106
UNIPETROL a.s.:	Consulting and advisory services			
Chemopetrol a.s.	Polyethylene, Polypropylene Ethylene, Propylene Benzene, C4 Fraction, C5 Fraction, C9 Fraction, BTX, Ethanol, OXO Alcohols, Ammonia, Carbamide	Czech Republic and foreign markets	Unipetrol Rafinerie a.s.	-
Kaucuk a.s.	E-SBR, EPS, CPS, Butadiene, Raffinate II, ABS	Czech Republic and foreign markets	Chemopetrol a.s.	-
Unipetrol Rafinerie a.s.	Diesel oil, Gasoline, Raw materials for pyrolisis, HCVD, LPG, Jet A-1, Asphalts, Propylene, Raw Materials for POX, Oils	Czech Republic and foreign markets	PKN ORLEN S.A.	-
Paramo a.s.	Raw materials for pyrolisis, Diesel oil, LFO, HFO, Asphalts, Lubricants i Oils	Czech Republic and foreign markets	Unipetrol Rafinerie a.s.	-
Benzina a.s.	Gasoline, Diesel oil	Czech Republic	Unipetrol Rafinerie a.s.	-
Unipetrol Trade a.s.	HDPE (high density polyethylene) , polypropylene, PVC, polystyrene, benzene, cyclohexanone, caprolactam, acids, caustic soda, pigments, ammonia, carbamide, ammonium nitrate	Western Europe and Russia, Romania, Ukraine, Bulgaria and Turkey	Unipetrol Group companies	-
Ceska Rafinerska a.s.	Gasoline, Diesel oil, Raw materials for pyrolisis, HCVD, LPG, Jet A-1, Asphalts, Propylene, Raw materials for POX	Czech Republic	-	-
Mazeikiu Group	Gasolines, Diesel oils, Ekoterm heating oil, Aviation fuel Jet A-1, Heating oil 3, LPG, Sulphur, Asphalts, other refinery products	Lithuania and foreign market	PKN ORLEN S.A., TNK TRADE LTD., Technip KTI SPA, IPCO Trading, S.A., ESC Trading, SA, Glencore Energy UK LTD., Litasco, Gunvor International, Lietuvos Geležinkeliai, SHELL, Belorusneft, Production Association, Petroval PTE LTD.	4,500,330
Anwil Group	Ammonium nitrate, Nitro-chalk CANWIL, Ammonia, PVC, Soda lye, Caustic soda, soft and hard granulates	Domestic and foreign markets	PKN ORLEN S.A., PGNiG S.A., IKS SOLINO SA, ENERGA S.A.	1,462,567
Rafineria Trzebinia Group	Gasoline for pyrolisis, Heating oils, Other products, Rapeseed oil methyl esters and other oleochemical	Domestic and foreign markets (Europa)	Ewico Sp. z o.o., PGNiG S.A., Orlen Petrocentrum, Ekonaft, Naftowax, ColorCap, Alopak, Petrol Stations, Eltech, Edytmark, HYDROSTER,Elstal	413,752

Consolidated companies	Basic products, goods and services	Sales market (areas of activity)	Major supplier	Revenues from sale (in PLN thousand)
	products, Gasolines, Heating oils, Diesel oils, Paraffins, Emulsions, Other, Canddle products, Services		Energomedia, RT S.A. PetroMechanika, Eltem, GATX RAIL POLAND, CHEMONT SP Z OO, PGNiG, ENION, Orlen Oil Sp. z o.o.	
Rafineria Nafty Jedlicze Group	Engine Gasolines, Diesel oils, Heating oils, Base oils, Special purpose gasolines, Other, Semi finished goods, Services	Domestic and foreign markets (Czech Republic, Slovakia)	PKN ORLEN S.A., ORLEN PETRO TANK Sp. z o.o., PGNiG S.A., Unimot Express Sp. z o. o. Warszawa, BMP Trading GmbH, Konsorcjum Olejów Przepracowanych - Org. Odzysku S.A., ORLEN Transport Kraków Sp. z o.o.	179,684
ORLEN Oil Group	High grade engine oils, Law grade engine oils, Other automotive lubricants, Industrial oils, Maintenance fluids, Car cosmetics and chemistry, Oil bases, Other oil products	Domestic and foreign markets	PKN ORLEN S.A., c.h. Erbsloh Poland, Lubrizol Francja, Chevron Oronite France, Infineum Uk ltd., Basic components sp. Z o.o., Rohmax Germany, Zenteum ltd., Brenntag Polska, Rafineria Nafty Jedlicze, Paramo a.s., Lotos Oil S.A.	303,824
ORLEN Asfalt Sp. z o.o.	Asphalts: road, BITREX, modified ORBITON, industrial, bitumen products, glue, Transportation services,	Domestic and foreign market, (Hungary, Lithuania, Germany, Czech Republic, Romania, Ukraine)	PKN ORLEN S.A., Kratonnes Poland, Orlen Oil, Tomex, Petro Mechanika, Orlen Automatyka, Petro Eltech	189,181
IKS Solino S.A.	brine for trading, evaporated brine, domestic salt, iodine sodium, salt tablets, bagsy, salt for pickling, compact salt, fuel storage service at PMRiP	Domestic and foreign markets (Europe)	Ciech S.A., Anwil S.A., PKN ORLEN SA, Marma Polskie Folie Rzeszów, B+K Poland , PPU LIBAMIX, Marflex Maillis Storaenso Sp. z o.o.	59,687
ORLEN PetroTank Sp. z o.o.	Gasolines, Diesel and heating oils, liquid gas	Poland (Voivodships: Podkarpackie, Małopolskie, Świętokrzyskie, Śląskie, Opolskie)	PKN ORLEN S.A., ORLEN PetroCentrum Sp. z o.o.	605,902
ORLEN PetroProfit Group	Engine gasolines, Diesel oils, Heating oils	Poland	ORLEN PetroCentrum Sp. z o.o.	287,208
ORLEN PetroCentrum Sp. z o.o.	Engine gasolines, Diesel and heating oils, Liquid gas, Non-fuel goods	Poland	PKN ORLEN S.A., ORLEN Gaz Sp. z o.o., ORLEN Transport Płock Sp. z o.o.	1,873,047
Petrolot Sp. z o.o.	Aviation fuel Jet A-1, Aviation gasoline 100LL, Car fuels	domestic and foreign airlines at Polish airports, sale of automobile gasoline in Warsaw, Gdańsk, Poznań	PKN ORLEN S.A., Agencja Rezerw Materiałowych S.A., the Lotos S.A. Group, Research and Development Center for Petroleum Industry in Płock	393,000
ORLEN PetroZachód Sp. z o.o.	Gasolines, Diesel oil, Diesel oil BIO, Heating oil, Gas, Goods sold at stations	Poland, Voivodships: wielkopolskie, lubuskie, dolnośląskie	PKN ORLEN S.A., ORLEN PetroCentrum Sp. z o.o.	258,694
ORLEN Morena Sp. z o.o.	Gasolines, Diesel oils, Heating oils, LPG, logistics services	Northern Poland	ORLEN PetroCentrum Sp. z o.o., PKN ORLEN S.A.	269,809
Ship - Service Group	HS IFO - Intermediate Gas oil, LS IFO, MDO- Marine Diesel	sea and inland navigation,	PKN ORLEN S.A., Gunvor International, O.W. Supply & Trading,	140,256

Consolidated companies	Basic products, goods and services	Sales market (areas of activity)	Major supplier	Revenues from sale (in PLN thousand)
	Oil, MGO - Marine Gas Oil,	fishery harbors	Tintrade, the Group LOTOS	
ORLEN Gaz Sp. z o.o.	Liquid gas	Domestic market, export (Slovakia, Czech Republic, Germany)	PKN ORLEN, AB Mazeikiu Nafta, BM Reflex Sp. z o.o., BP Poland Sp. z o.o., UNIPETROL Rafinerie A.S.	452.512
ORLEN Deutschland AG	Engine gasolines, Diesel oils, Heating oils	Northern Germany	BP, Shell, Mabanaft, Holborn, Sonstiges	4,045,332
ORLEN Automatyka Sp. z o.o.	Installation, repair, maintenance services for controlling and measuring apparatus and facilities	Domestic market	Zakłady Automatyki POLNA S.A., ASE Sp. z o.o., Atmoservice Sp. z o.o., Sema Sp. z o.o., Emerson Process Management, Endress+Hauser Poland, Honeywell, Polyco, IP&S, Technopomiar, Antycor Controls, KLIMA-THERM, SFM Filtry Łuczak, Manometer Manufacturing Plant in Kujawy, Linde Gaz Poland Sp. z o.o., BOC Gazy	12.425
ORLEN Wir Sp. z o.o.	Services in respect of maintenance and repairs of whirling machines	Poland	Neo-Tec, ZBA, Hartmak, Transfer, Transfer-Bis, Alfa, Euro-Tech	4,268
ORLEN Transport Płock Sp. z o.o.	ADR transport, Transport of employees, Passanger and cargo transport, Fowarding services, International transport, Construction machines service and repairs, sale of Petrygo, Ekoterm, fuel, Sale of fuel stations, transport of chemistry	Poland and Europe	PKN ORLEN S.A.	49,017
ORLEN Transport Szczecin Sp. z o.o.	Shipping services	Poland, Voivodships: zachodniopom., lubuskie, wielkopolskie, pomorskie	PKN ORLEN S.A	1,899
ORLEN Transport Kraków Sp. z o.o.	Shipping services	Domestic and foreign markets	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o., ORLEN Oil Sp. z o.o.	16,644
ORLEN Transport Nowa Sól Sp. z o.o.	Shipping services, Sale of fuels	Poland, Voivodships: lubuskie, dolnośląskie and part of zachodniopom.	ORLEN Morena Sp. z o.o., PKN ORLEN Płock	8,699
ORLEN Transport Słupsk Sp. z o.o.	Shipping services, Automotive services, Sale of exterm, ON, gasolines, gas	Domestic market	PKN ORLEN S.A.	13,463
ORLEN Transport Olsztyn Sp. z o.o.	Shipping services, Sale of fuels	Domestic market	PKN ORLEN S.A., ORLEN Morena Sp. z o.o.	7,845
ORLEN Transport Kędzierzyn Koźle Sp. z o.o.	Shipping services	Domestic and foreign markets	PKN ORLEN S.A., ORLEN PetroTank, ORLEN Oil	6,434
ORLEN KolTrans Sp. z o.o.	Lease of tanks, Operation, Sale of services – licensed transport, Service of DEC cars; Auxiliary activity: Repair of tanks and locomotions, Cleaning, Handling of railway siding, Puring, Unloading	Poland	PKN ORLEN S.A., ORLEN PetroCentrum Sp. z o.o., Hagans, Transchem, ORLEN Transport Płock Sp. z.o.o., PKP PLK	54,213

Consolidated companies	Basic products, goods and services	Sales market (areas of activity)	Major supplier	Revenues from sale (in PLN thousand)
Petrotel Sp. z o.o.	Telecommunication services, Goods and materials	Płock municipality of Stara Biała	Exatel, Limex, Novatel Sp. z o.o., European Telecommunications Group EUROTELEKOM Sp. z o.o.	15,376
ORLEN Projekt S.A.	Designing services, General contracting, Investment start-up,investor's supervision, representation of investor, Polygraphic services	Domestic market,	Agat Sp. z o.o., Mostostal S.A., Prochem S.A., Lubuskie Construction Enterprise, Vogelsang Sp. z o.o.	50,994
ORLEN Medica Sp. z o.o.	Health care services	Domestic market	CSK Wim, Euromed Sp. z o.o., Voivodship Emergency Ambulance Service and Sanitarny Transport Station, GlaxoSmithKline	7,561
ORLEN Laboratorium Sp. z o.o.	Laboratory services: analysis of crude oil products, environmental analysis, Additional services	Domestic and foreign markets (Germany)	PKN ORLEN S.A., Rafineria Nafty Jedlicze S.A., Inkom Instruments Co., PERKIN Elmer, Boc Gazy Sp. z o.o., OPTIMAL, Syl&Ant Instruments	21,792
ORLEN Powiernik Sp. z o.o.	Services and trusteeship for PKN ORLEN S.A.	Płock	PKN ORLEN S.A.	-
ORLEN Budonaft Sp. z o.o.	Construction and assembling in respect of construction and modernisation of fuel stations and production and assembly of steel structures	Poland	Gamart, Megaset, Elektret, Deiterman/Maxit, Akord	10,164
ORLEN Eko Sp. z o.o.	Waste management services	Domestic market	SITA Starol PETRO WodKan, ZBA S.A. Płock, ORLEN Automatyka, Petro Eltech, PKN ORLEN S.A., Ciba Speciality Chemicals Hungary LTD., Korona, Allied Solutions	12,473
ORLEN Administracja Sp. z o.o.	Real estate management services, Office and polygraphic services, filing services, additional services, restaurant and catering services, office cleaning, handling the Procurement Office and Vitay warehouse	Domestic market	ORLEN Transport Płock, Zakłady Mięsne Płock, Partner Premium Płock	9,855
ORLEN Księgowość Sp. z o.o.	Payroll services, accounting services, stock recording services, property, plant and equipment handling services, IT services	Domestic market	PKN ORLEN S.A., SOFTAL Consulting, Car Transport Enterprise "Transpost", Lyreco Poland S.A., Polkomtel S.A.	7,990
ORLEN Prewencja Sp. z o.o.	Anti fire and health and safety at work services, environmental services, servicing life-saving and fire-extinguishing equipment	Domestic and foreign markets	PKN ORLEN S.A., ORLEN Administracja Sp. z o.o., ORLEN Księgowość Sp. z o.o.	4,887
ORLEN Upstream Sp. z o.o.	Supporting development of PKN ORLEN S.A. in the search and excavation segment	Domestic market	-	1,116
Etylobenzen Płock Sp. z o.o. in liquidation	Organic chemicals sale and production	Domestic and foreign markets	PKN ORLEN S.A.	-
Orlen Holding Malta Ltd.	Insetting in/holding shares in other companies, joint-ventures, consortia and trusts	Domestic and foreign markets	-	-
Orlen Insurance Ltd	Insurance business in respect of the PKN ORLEN S.A. group	Domestic and foreign markets	-	1,447

Consolidated companies	Basic products, goods and services	Sales market (areas of activity)	Major supplier	Revenues from sale (in PLN thousand)
	property insurance			
Company controlled jointly with another entity				
Basell Orlen Polyolefins Sp. z o.o.*	Low density polyethylene (LDPE), High density polyethylene (HDPE), Polypropylene (PP), Waste products	Domestic and foreign markets	PKN ORLEN S.A., Karl Schmidt Spedition GmbH & Co., Bertschi AG Durrenasch, Mexem Sp. z o.o., Intra S.A., Norbert Dentressangle, Hoyer-Talke GmbH&Co., LKW WALTER International, Kuehne+Nagel Sp. z o.o., Nijhof Wassink, Equus Sp. z o.o.	1,600,633
Płocki Park Przemysłowo -Technologiczny S.A.	Lease of real estate on its own account and reinvoicing costs of power and water carriers	Domestic market	DESS Sp. z o.o., Elwod Sp. z.o.o., Power Concern Energa, Parter Premium s.c., Merdia Sp. z o.o., Petrotel Sp. z o.o., Polkomtel S.A.	708

3. Transactions between the Parent Company and affiliates

A specification of transactions between PKN Orlen S.A. and its affiliates, where the single or aggregate value of the transactions executed by the affiliate in the period of 6 months of 2007 exceeds the PLN equivalent of EUR 500,000:

No.	Party to the transaction	Sale in PLN thousand	Purchase in PLN thousand
1.	ORLEN Gaz Sp. z o.o.	125 244	300 436
2.	ORLEN PetroProfit Sp. z o.o.	12 233	270
3.	ORLEN PetroTank Sp. z o.o.	28 216	9 161
4.	Inowrocławskie Kopalnie Soli "SOLINO" S.A.	573	17 222
5.	ORLEN PetroCentrum Sp. z o.o.	1 042 035	525
6.	PETROLOT Sp. z o.o.	295 189	2 209
7.	Petrotel Sp. z o.o.	272	3 569
8.	Rafineria Trzebinia S.A.	1 367	54 020
9.	ORLEN Medica Sp. z o.o	82	2 599
10.	ORLEN PetroZachód Sp. z o.o.	10 056	156
11.	ORLEN Projekt S.A.	36	47 902
12.	ORLEN Ochrona Sp. z o.o.	1 346	17 356
13.	Wisła Płock Sportowa S.A.	7	5 814
14.	ORLEN Transport Płock Sp. z o.o.	16 932	20 529
15.	ORLEN Automatyka Sp. z o.o.	181	8 785
16.	ORLEN Wir Sp. z o.o.	246	2 444
17.	ORLEN Budonaft Sp. z o.o.	553	9 567
18.	Orlen Administracja Sp. z o.o.	715	7 894
19.	Rafineria Nafty Jedlicze S.A.	15 733	79 264
20.	SHIP-SERVICE S.A.	50 927	243
21.	ANWIL S.A.	230 785	4 525
22.	ORLEN Oil Sp. z o.o.	150 927	48 022
23.	ORLEN Transport Olsztyn Sp. z o.o.	1 724	3 412
24.	ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	1 057	3 774
25.	ORLEN Transport Słupsk Sp. z o.o.	6 187	3 601
26.	ORLEN Transport Kraków Sp. z o.o.	2 459	5 589
27.	ORLEN Transport Nowa Sól Sp. z o.o.	396	6 665
28.	ORLEN Centrum Serwisowe Sp. z o.o.	598	17 696
29.	ORLEN KolTrans Sp. z o.o.	5 434	42 885
30.	ORLEN Asfalt Sp. z o.o.	145 702	1 193
31.	ORLEN Morena Sp. z o.o.	20 787	212
32.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	1 159 664	11 054
33.	ORLEN Laboratorium Sp. z o.o.	1 018	17 171
34.	Orlen Prewencja Sp. z o.o.	411	4 059
35.	Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	698	14 439
36.	Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	505	17 463
37.	Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	1	8 575
38.	KAUČUK, a.s.	5 414	0
39.	UNIPETROL RAFINÉRIE a.s.	2 907 379	112 553
40.	Polkomtel S.A.	3 841	18 454
41.	ORLEN Księgowość Sp. z o.o.	425	7 322

No.	Party to the transaction	Sale in PLN thousand	Purchase in PLN thousand
42.	AB Mazeikiu Nafta	2 876 125	0
43.	Mazeikiu Nafta Trading House Sp. z o.o.	906	55 356
44.	ORLEN Eko Sp. z o.o.	1 497	13 043
45.	EURONAFT Trzebinia Sp. z o.o.	0	2 138
	Total	9 125 883	1 009 166

Transactions with affiliates were evaluated as at the exchange rate representing an arithmetical mean of the average exchange rates set by the National Bank of Poland as at the last day of each month ended in the period from 1 January 2007 to 30 June 2007 – PLN/EUR 3.8486; PLN/USD 2.8903; PLN/CZK 0.1360.

Transactions with related parties:

- Transactions with Management Board members and Supervisory Board members, their spouses, siblings, ascendants, descendants, or other relatives.

  In the first half of 2007 the Group companies did not pay any advances, grant loans, credits, issue guarantees, sureties or executed any other agreements, with the persons fulfilling managing and supervisory functions and their relatives, imposing an obligation for any performances to the benefit of the Company and its affiliates. As at 30 June 2007 the Group companies did not extend any loans to the persons fulfilling managing or supervisory functions or to its relatives.

  In the first half of 2007 no material transactions with the Company Management or Supervisory Board members, their spouses, siblings, ascendants, descendants, or other relatives were executed.

- Transactions with related entities via persons fulfilling supervisory functions in the Company or in the Group companies (in PLN thousand)

  In the first half of 2007 the persons fulfilling supervisory functions in the Company or in the Group companies submitted declarations relating to the transactions executed with related entitied, within the extended meaning of this term in accordance with the updated MSR 24 "Information disclosed about related entities".

	Sale	Purchase	Receivables	Liabilities
Legal entities *	109 137	60 049	46 359	4 004
Individuals	-	-	-	-

* Transactions in the period when the persons fulfilled functions in the supervising authorities of the Company.

- Transactions with related entities via persons fulfilling management functions in the Parent Company and in the Group companies

  In the first half of 2007 the members of the Management Board of the Parent Company and the Group companies did not execute any material transactions with related entities in accordance with MSR 24 "Information disclosed about related entities".

- Transactions executed by the key management staff members of the Parent Company and of the Group companies with related entities (in PLN thousand)

  In the first half of 2007 the key management staff members of the Parent Company and of the Group companies did not execute any material transactions with related entities MSR 24 "Information disclosed about elated entities".

- Transactions with affiliates, which were not consolidated in accordance with the full consolidation method were executed on an arm's length basis. Below a list of such transactions (in PLN thousand)

	Entities consolidated in accordance with equity method
Sale	
1st half of 2007	7 104
1st half of 2006	12 667
Purchase	
1st half of 2007	85 989
1st half of 2006	91 072
Short-term receivables	
30 June 2007	3 459
31 December 2006	3 748
Short-term liabilities	
30 June 2007	24 535
31 December 2006	26 137

The above transactions with the affiliates include the sale and purchase of petrochemical products and purchase of maintenance, shipping and other services.

4. Remuneration, including profit distribution paid and due or potentially due to the Management Board, Supervisory Board and members of key management, in accordance with IAS 24

Remuneration for the Management Board, Supervisory Board and members of key management include short-term employee remuneration, remuneration due after the employment period is ended, other long-term benefits and compensation due in relation to the termination of employment contract, which have been paid are due or potentially due in the period at hand.

	for 6 months ended on 30 June 2007 (unaudited)	for 6 months ended on 30 June 2006 (unaudited)
Management Board of the Parent Company *	13 814	9 396
Supervisory Board of the Parent Company	510	362
Key management of the Parent Company **	20 723	10 414
Key management of the Capital Group subsidiaries ***	50 455	43 573
Total	**85 502**	**63 745**

* including remuneration after the employment period due to former Management Board Members in the amount of PLN 8 176 thousand in the period of 6 months, which ended on 30 June 2007

** including remuneration after the employment period due to former key management members of the Parent Company in the amount of PLN 2 379 thousand in the period of 6 months, which ended on 30 June 2007. In the period of 6 months, which ended on 30 June 2007 there were 40 key management members and in the period of 6 months, which ended on 30 June 2006 - 28 key management members.

*** Management and Supervisory Boards members and key management of the Group companies.

5. Contracts between the issuer and corporate executives stipulating compensation (golden handshake) in case the said members resign or are dismissed from their positions without important reason.

The contracts concluded between the issuer and the corporate executives provide for a specific severance pay in case of termination of those contracts as a consequence of dismissal from the position held as well as a non-competition clause binding after the termination or expiry of employment contract.

The issuer has signed with the executive management contracts which stipulate the payment of remuneration in connection with:

- termination of employment contract as a result of dismissal of a management board member from his position - the amount of the severance pay does not exceed the amount of base remuneration due for a period of 12 months;
- non-competition clause binding after the termination or expiry of employment contract - the severance pay does not exceed the amount of base remuneration due for a period of 12 months.

6. Changes in the composition of the managing and supervisory bodies of the Parent Company and other companies within the PKN ORLEN Group in the course of first half of 2007

Management Board Members of PKN ORLEN S.A. are appointed and dismissed by the Supervisory Board. In the period from 1 January 2007 to 30 June 2007, the following persons have been appointed as Members of the Management Board of the Parent Company:

Piotr Kownacki	Vice-President of the Management Board, Audit and Regulations by 18.01.2007 President of the Management Board, Chief Executive Officer from 18.01.2007
Cezary Filipowicz	Vice-President of the Management Board, Upstream and Crude Trading
Wojciech Heydel	Vice-President of the Management Board, Sales
Krzysztof Szwedowski	Management Board Member, Organization and Capital Group Management Board Member, Organization from 30.01.2007 Management Board Member, Organization and Support Function from 20.03.2007
Krystian Pater	Vice-President of the Management Board, Production from 15.03.2007
Paweł Szymański	Management Board Member, Financial Chief Officer by 19.04.2007 Vice-President of the Management Board, Financial Chief Officer from 19.04.2007
Igor Chalupec	President of the Management Board, Chief Executive Officer by 18.01.2007
Cezary Smorszczewski	Vice-President of the Management Board, Capital Investments by 15.03.2007
Jan Maciejewicz	Vice-President of the Management Board, Cost Management by 15.03.2007

The Supervisory Board Members of the Parent Company are appointed by the Company's General Shareholders' Meeting. In the first half of 2007 the Company's activities were supervised by the following Supervisory Board:

Małgorzata Ślepowrońska	Chairman of the Supervisory Board from 31.05.2007
Zbigniew Macioszek	Chairman of the Supervisory Board by 31.05.2007 Supervisory Board Member from 31.05.2007
Jerzy Woźnicki	Supervisory Board Member from 31.05.2007 Deputy Chairman of the Supervisory Board from 25.06.2007
Wojciech Pawlak	Deputy Chairman of the Supervisory Board by 31.05.2007
Krzysztof Rajczewski	Supervisory Board Member Supervisory Board Secretary from 25.06.2007
Ryszard Sowiński	Supervisory Board Secretary by 31.05.2007
Robert Czapla	Supervisory Board Member

Marek Drac-Tatoń	Supervisory Board Member
Raimondo Eggink	Supervisory Board Member
Agata Mikołajczyk	Supervisory Board Member from 31.05.2007
Konstanty Brochwicz-Donimirski	Supervisory Board Member by 31.05.2007
Wiesław Rozłucki	Supervisory Board Member by 31.05.2007

Composition of the management and supervisory bodies in the companies of the PKN Orlen Group subject to consolidation as at 30 June 2007 (Supervisory Board Members presented below include only those representing the Parent Company)

The most important companies as per business segments, when considering turnover and equity:

Unipetrol a.s.	Management Board	François Vleugels - President Dariusz Marzec - Vice-President Wojciech Ostrowski - Vice-President Martin Durčák Miroslav Krejčí Ivan Ottis Arkadiusz Kotlicki
	Supervisory Board	Piotr Kownacki – Chairman of SB Ivan Kočárník Dariusz Formela Robert Bednarski Czesław Bugaj Zdeněk Černý Mirosław Jasiński Rafał Kapler Piotr Kearney Krystian Pater Miloslav Suchánek
Rafineria Trzebinia S.A.	Management Board	Grażyna Kuś – President Piotr Prusakiewicz
	Supervisory Board	Jerzy Pazura - Chairman of SB Kazimierz Mosiński, Renata Rosiak, Krzysztof Kozera, Aleksandra Sieczkowska, Robert Czekaj.
Rafineria Nafty Jedlicze S.A.	Management Board	Krzysztof Janas - President Andrzej Płocic
	Supervisory Board	Krzysztof Szwedowski - Chairman of SB Czesław Bugaj, Jerzy Kralski, Renata Rosiak, Robert Pijus, Łukasz Iniarski, Mateusz Markiewicz.
AB Mazeikiu Nafta	Management Board	Piotr Kownacki - President Krystian Pater, Paweł Szymański, Saulius Spėčius, Dariusz Formela, Cezary Filipowicz
	Supervisory Board	Marek Moroz - Chairman of SB Czesław Bugaj Marcin Wasilewski Piotr Kearney Wojciech Wróblewski

		Rafał Zwierz
IKS Solino S.A.	Management Board Supervisory Board	Dariusz Nowaliński - President Celina Olszewska, Jacek Korski Krzysztof Szwedowski - Chairman of SB Marek Bakuła, Elwira Lewtak, Jacek Bartmiński, Mirosław Osiecki, Marcin Belowski
Anwil S.A.	Management Board Supervisory Board	Benedykt Michewicz - President Teresa Szeligowska, Krzysztof Kamiński, Paweł Szymański - Chairman of SB Czesław Bugaj. Jacek Bartmiński, Rafał Kapler
ORLEN - Oil Sp. z o.o.	Management Board Supervisory Board	Milan Kuncir - President Mieczysław Markiewicz, Gustaw Duda Krzysztof Szwedowski - Chairman of SB Czesław Bugaj Ivan Ottis, Mateusz Markiewicz, Renata Rosiak
Basell Orlen Polyolefins Sp. z o.o.	Management Board Supervisory Board	Paul Augustowski - President Karol Marek Sęp, Willem Adolf Eduardus Waelput, Robert Bednarski Paweł Szymański - Chairman of SB Krystian Pater
ORLEN Asfalt Sp. z o.o.	Management Board Supervisory Board	Piotr Heinrich - President Andrzej Zdzienicki, Jacek Podgórski, Lech Krzysteczko Marek Kaczorek - Chairman of SB Dariusz Kusiak, Mateusz Markiewicz, Waldemar Zaborowski, Hanna Wolińska

Fuel companies:

ORLEN PetroTank Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk - President Grażyna Tomala, Jacek Stodółkiewicz Paweł Maślakiewicz - Chairman of SB Jerzy Pazura, Maciej Maicki, Aneta Pankowska
ORLEN PetroProfit Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk - President Łukasz Chmaj, Paweł Maślakiewicz - Chairman of SB Aneta Pankowska, Krzysztof Kosiński
ORLEN PetroCentrum Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk - President Grażyna Tomala, Paweł Wysocki Paweł Maślakiewicz - Chairman of SB Aneta Pankowska, Mariusz Igielski, Krzysztof Kosiński
Petrolot Sp. z o.o.	Management Board Supervisory Board	Jan Kujawa - President Wojciech Kotlarek, Krzysztof Czujkowski Jacek Bartmiński - Chairman of SB Paweł Matlakiewicz

ORLEN PetroZachód Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk - President Grażyna Tomala, Wojciech Jański Paweł Maślakiewicz - Chairman of SB Aneta Pankowska, Krzysztof Kosiński
Ship – Service S.A.	Management Board Supervisory Board	Jacek Szafrański – President Anna Rotter, Tomasz Konieczny Dariusz Kusiak - Chairman of SB Rafał Biczyk, Rafał Jędrzejewski, Ewa Kowalska – Chodurska
ORLEN Morena Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk - President Grażyna Tomala, Izabella Olszewska Paweł Maślakiewicz - Chairman of SB Aneta Pankowska, Krzysztof Kosiński
ORLEN Deutschland AG	Management Board Supervisory Board	Krzysztof Żak - President Josef Niedworok , Olivier Michels Wojciech Heydel - Chairman of SB Grażyna Szajgin, Dariusz Kusiak, Jerzy Pazura, Anna Walczowska, Roland Makieła

Company selling liquid gas:

ORLEN Gaz Sp. z o.o.	Management Board Supervisory Board	Tomasz Grzela - President Bernard Cichocki Wojciech Heydel - Chairman of SB Dariusz Kusiak, Jerzy Pazura, Hanna Wolińska

Maintenace companies of PKN ORLEN S.A.:

ORLEN Automatyka Sp. z o.o.	Management Board Supervisory Board	Andrzej Malinowski - President Jerzy Klatte Zdzisław Nicewicz - Chairman of SB Piotr Milewski, Katarzyna Gębicka
ORLEN Wir Sp. z o.o.	Management Board Supervisory Board	Józef Świątczak - President Witold Kapela Jacek Stanik – Chairman of SB Piotr Milewski, Katarzyna Gębicka

Shipping companies of PKN ORLEN S.A.:

ORLEN Transport Płock Sp. z o.o.	Management Board Supervisory Board	Jerzy Jasiński - President Roman Rutecki, Remigiusz Miecznikowski Marek Bakuła - Chairman of SB Anna Jasińska, Krzysztof Ościłowicz
ORLEN Transport Szczecin Sp. z o.o.	Management Board Supervisory Board	Paweł Hapczyk - President Bogdan Biskupski Krzysztof Gawłowski - Chairman of SB Anna Jasińska, Monika Kober - Stefaniak

ORLEN Transport Kraków Sp. z o.o.	Management Board Supervisory Board	Robert Zaklika - President Piotr Tuniewicz Marek Bakuła - Chairman of SB Anna Jasińska, Monika Kober - Stefaniak
ORLEN Transport Nowa Sól Sp. z o.o.	Management Board Supervisory Board	Leszek Gnitecki - President Paweł Hapczyk Krzysztof Gawłowski - Chairman of SB Anna Jasińska, Krzysztof Ościłowicz
ORLEN Transport Słupsk Sp. z o.o.	Management Board Supervisory Board	Wiesław Idźkowski - President Sławomir Myśliński Krzysztof Gawłowski - Chairman of SB Anna Jasińska, Krzysztof Ościłowicz
ORLEN Transport Olsztyn Sp. z o.o.	Management Board Supervisory Board	Stanisław Brykała - President Edward Klecha Krzysztof Gawłowski - Chairman of SB Anna Jasińska, Monika Kober - Stefaniak
ORLEN Transport Kędzierzyn Koźle Sp. z o.o.	Management Board Supervisory Board	Robert Zaklika - President Piotr Tuniewicz Krzysztof Gawłowski - Chairman of SB Anna Jasińska, Artur Gawroński
ORLEN KolTrans Sp. z o.o.	Management Board Supervisory Board	Andrzej Małecki - President Andrzej Dorosz, Dorota Szewczyk- Kopcińska Marek Bakuła - Chairman of SB Marcin Jeżewski Monika Kober Stefaniak, Adam Woźniak, Małgorzata Olaszkiewicz Mirosław Osiecki

Other copmanies:

Petrotel Sp. z o.o.	Management Board Supervisory Board	Marian Ostrowski - President Ewa Raczyńska, Janusz Sawicki Andrzej Łobodziński - Chairman of SB Marek Banaśkiewicz
ORLEN Projekt S.A.	Management Board Supervisory Board	Wiesław Gontarek – President Andrzej Czarzasty Eugeniusz Korsak - Chairman of SB Piotr Milewski
ORLEN Medica Sp. z o.o.	Management Board Supervisory Board	Paweł Reszelski – President Monika Bernacka Andrzej Olejnik - Chairman of SB Krzysztof Pisula, Małgorzata Olaszkiewicz, Jacek Bielecki
ORLEN Laboratorium Sp. z o.o.	Management Board Supervisory Board	Józef Więckowski – President Adam Wiśniewski Marek Gadowski – Chairman of SB Małgorzata Olaszkiewicz Cezary Chojnowski Piotr Giżyński
ORLEN Powiernik Sp. z o.o.	Management Board Auditing Committee	Arkadiusz Lewtak- President Mateusz Markiewicz – Chairman of AC Iwona Zawidzka Robert Czekaj

ORLEN Budonaft Sp. z o.o.	Management Board Supervisory Board	Zygmunt Frankowski – President Michał Miklas Marcin Jeżewski - Chairman of SB Wojciech Jaruzelski, Agata Śmiechowska – Więczkowska, Rafał Jędrzejewski, Arkadiusz Lewak
ORLEN Eko Sp. z o.o.	Management Board Supervisory Board	Paweł Krupa – President Ryszard Siemion - Chairman of SB Elwira Lewak, Waldemar Tuszewicki, Krzysztof Świerczewski, Małgorzata Olaszkiewicz
ORLEN Administracja Sp. z o.o.	Management Board Supervisory Board	Izabela Jarota President Krystyna Brudzyńska – Kiełbowicz Marek Gadowski – Chairman of SB Małgorzata Kalita Monika Łobodzińska Małgorzata Bobrek
ORLEN Księgowość Sp. z o.o.	Management Board Supervisory Board	Jarosław Serba – President Anna Holnicka – Szulc Jerzy Pazura - Chairman of SB Marcin Jeżewski Agata Kęszczyk – Grabowska Arkadiusz Lewtak Piotr Milewski
ORLEN Prewencja Sp. z o.o.	Management Board Supervisory Board	Dariusz Łątka – President Wojciech Szumski Waldemar Tuszewicki - Chairman of SB Marcin Dolny Piotr Milewski
ORLEN Upstream Sp. z o.o.	Management Board Supervisory Board	Geiger Carsten – President Wiesław Prugar Cezary Filipowicz - Chairman of SB Marek Moroz Piotr Kearney
Etylobenzen Płock Sp. z o.o.	Management Board Supervisory Board	Jerzy Nowaliński – President Sławomir Adamski Jolanta Brudnicka - Chairman of SB Aneta Pankowska
Płocki Park Przemysłowo-Technologiczny S.A.	Management Board Supervisory Board	Jarosław Troch – President Adam Trojanowski Dariusz Formela - Chairman of SB Agata Śmiechowska – Więczkowska
Orlen Holding Malta Ltd.	Management Board	Wojciech Ostrowski – President
Orlen Insurance Ltd	Management Board	Wojciech Ostrowski – President

7. Number of shares in the Parent Company and other entities of the capital group held by persons holding positions within the supervisory and managing bodies

As at 30 June 2007, Raimondo Eggink, Member of the Supervisory Board, held 2,950 shares in PKN ORLEN S.A.

8. Shareholders of the Parent Company

Shareholding structure of PKN ORLEN S.A. as at 30 June 2007:

	No. of shares	No. of votes	Nominal value of shares (in PLN)	Share in the share capital
Nafta Poland S.A.	74 076 299	74 076 299	92 595 374	17.32%
State Treasury	43 633 897	43 633 897	54 542 371	10.20%
Other	309 998 865	309 998 865	387 498 581	72.48%
Total	427 709 061	427 709 061	534 636 326	100.00%

There are no known agreements according to which the proportions of shares held by the current shareholders could change in the future.

Management Board Report on Operations

of the Polski Koncern Naftowy ORLEN Spółka Akcyjna Capital Group

for the I half of 2007

submitted by the Management Board composed of:

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....

President

Piotr Kownacki

....	....	....
Vice-President	Vice-President	Vice-President
Cezary Filipowicz	Wojciech Heydel	Waldemar Maj
....	....	....
Member of the Board	Member of the Board	Member of the Board
Dariusz Formela	Krystian Pater	Krzysztof Szwedowski

Płock, 25 September 2007

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa
Poland

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
E-mail kpmg@kpmg.pl
Internet www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. GROUP FOR THE PERIOD FROM 1 JANUARY 2007 TO 30 JUNE 2007

To the Shareholders of *PKN ORLEN S.A.*

Introduction

We have reviewed the accompanying interim consolidated financial statements of PKN ORLEN S.A. Group, with its registered office in Płock, 7 Chemików Street that consist of the consolidated balance sheet as at 30 June 2007, with total assets and total liabilities and equity of PLN 45,866,855 thousand, the consolidated profit and loss account for the period from 1 January 2007 to 30 June 2007 with a net profit of PLN 1,329,242 thousand, the consolidated statement of changes in equity for the period from 1 January 2007 to 30 June 2007 with an increase in equity of PLN 655,966 thousand, the consolidated cash flow statement for the period from 1 January 2007 to 30 June 2007 with a decrease in cash amounting to PLN 96,107 thousand, and explanatory notes.

Management of the Parent entity is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union and other applicable regulations. Our responsibility is to express a conclusion on these interim consolidated financial statements, based on our review.

PKN ORLEN SA
SEC File
82-5036

Scope of review

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements*, issued by the National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity.* A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly in all material respects, the financial position of PKN ORLEN S.A. Group as at 30 June 2007, and its financial performance and its cash flows for the period from 1 January 2007 to 30 June 2007 in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union.

Without qualifications to the accompanying interim consolidated financial statements of PKN ORLEN S.A. Group we draw attention to following issues:

- As disclosed in note no. 37a5 of the published consolidated financial statements for the year ended on 31 December 2006, due to the acquisition of assets and liabilities of AB Mazeikiu Nafta Group, the process of establishment of the fair value of acquired assets and liabilities is in progress. In accordance with IFRS 3, the PKN ORLEN S.A. Group may adjust the fair value of acquired net assets of AB Mazeikiu Nafta Group and recalculate the goodwill in relation to the acquisition of AB Mazeikiu Nafta within twelve months of the acquisition date.

- There is a court proceeding between Unipetrol a.s. and DEZA a.s. disclosed in note no. 36j of the accompanying interim consolidated financial statements relating to the sale of shares in AGROBOHEMIE a.s. and SYNTHESIA a.s. The result of the court proceeding is uncertain and may negatively influence the value of these shares. PKN ORLEN S.A. Group established neither impairment of these shares (the carrying amount of PKN 479,033 thousand at 30 June 2007) nor a provision for possible penalties.

- As disclosed in note no. 36d of the accompanying interim consolidated financial statements Rafineria Trzebinia S.A. received decisions from the tax authorities stating an excise tax liability for May-August and September 2004 for a total amount of approximately PLN 100 million increased by interest calculated on these liabilities as a result of the tax proceedings. Recently the appeal procedure is pending and the outcome is unknown. In case of an unfavorable result of the above described dispute there is a risk that the tax authorities will question the correctness of the VAT settlements. The estimated potential VAT liability amounts to approximately PLN 22 million. There is also a risk that negative decisions of the tax authorities will be issued in respect to other periods. In the interim consolidated financial statements as at 30 June 2007 PKN ORLEN S.A. Group did not establish any provisions to cover potential tax liabilities arising in case of an unfavorable outcome for Rafineria Trzebinia S.A. of the above described matter.

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Certified Auditor No. 10268/7598
Monika Bartoszewicz

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On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Board of Directors

Warsaw, 25 September 2007

END